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APR 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 04575

FISCAL YEAR 12-31-07

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DATE: 4/18/08

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12-31-07

2007 Annual Report

Table of contents

Consolidated Financial Statements as at 31st December 2007

Consolidated Financial Statements

Notes

Mediaset S.p.A.

Director's Report on Operations

2007 Annual Report

Financial Statements

Explanatory notes

Corporate boards

Board of Directors
Chairman
Fedele Confalonieri
Deputy chairman
Pier Silvio Berlusconi
Chief executive
Giuliano Adreani
Directors
Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Mauro Crippa
Bruno Ermolli
Luigi Fausti
Marco Giordani
Alfredo Messina
Gina Nieri
Carlo Secchi
Attilio Ventura

Executive committee
Fedele Confalonieri
Pier Silvio Berlusconi
Giuliano Adreani
Gina Nieri

Internal control committee
Luigi Fausti (*Chairman*)
Alfredo Messina
Carlo Secchi

Remuneration committee
Bruno Ermolli (*Chairman*)
Paolo Andrea Colombo
Attilio Ventura

Governance committee
Attilio Ventura
Paolo Andrea Colombo
Luigi Fausti

Statutory auditors
Francesco Antonio Giampaolo (*Chairman*)
Francesco Vittadini (*Standing statutory auditor*)
Riccardo Perotta (*Standing statutory auditor*)
Giancarlo Povoleri (*Substitute*)

External auditors
Deloitte & Touche SpA

The Group and its results in 2007

For Mediaset, 2007 was a year of change in which the company made a decisive a shift in an environment quite different to that in which it was founded.
Starting with the competitive scenario. The media business is undergoing vast changes. The most obvious signs of which have been the success of Sky on the satellite platform, the development of the internet towards models increasingly based on video content and mobile TV.
The very conception and use of television is changing.
The underlying trend is for the personalisation of content by the users. And it is a trend that will accelerate with the coming generations.
The world's leading television operators are, as a result, at a crossroads.
Either they cling desperately to the existing model, defending entrenched positions in a damage limitation exercise to hold off the moment when they lose their leadership.
Or, alternatively, they make the great leap forward; turning defence into attack and transforming a siege into an assault of the world of new media and, in particular, pay-TV.
Mediaset has opted for the second path.
We now have a competitor that can run all the TV channels it wants without antitrust limits. But which, while operating on a pay model, has the same limits as we do in terms of the proportion of advertising it can run.
But even in this complex scenario, at Mediaset we believe we can look to the future with confidence.
Generalist TV in Italy is in rude health, with over 90% of the total audience and a vitality that has not been seen in the United Kingdom and France.
But despite the relative calm surrounding our traditional business, we have nevertheless recognised and anticipated the extent of the changes that are affecting the media.
In fact, already in 2001, we were engaged in the development of digital terrestrial, an extraordinary and natural competitor of satellite, and an effective way of shifting our offer into a multichannel world.
The acquisition of frequencies, significant investments in technology and innovation, such as the pre-paid card.
As well as the launch of the new free digital channels and live football coverage that we have used to launch our Premium pay-per-view offer, inventing a new way of exploiting premium content.
Finally, and this takes us right up to 2008, the ultra-competitive pay-TV package "Premium Gallery", the very best of cinema and TV, on air, 24 hours a day.
And our innovative drive - which, in terms of economic resources has meant investments of around €1.5 billion - continues.
The next stage will be the expansion of the digital platform to cover the entire country, anticipating the date for the analogue switch-off at the end of 2012.
And all this without compromising our economic stability, depriving our core business of resources or making risky acquisitions, of people or companies.
Our strategic aims are clear.
First: to maintain our leadership in free-to-air generalist TV. Second: to develop a multichannel and multiplatform offer. Third: to carve out a position of strength in the content market.
Thanks to digital, generalist TV will be even richer, with an increase in the number of both national and local channels.
And even allowing for the aforementioned extra competition from other platforms, we are convinced that the big audiences will remain with free-to-air generalist TV, and along with the audience the largest share of advertising.

But leadership in generalist TV on its own is no longer enough. Increasingly Mediaset will become a pay-TV, multichannel, multiplatform broadcaster.
And this is the sense in which we can talk of a counter-offensive.
Only a couple of years ago our revenues derived exclusively from advertising.
As a company we can now count on revenues from a range of sources. And this opens up promising opportunities for development and diversification.
On the content side, it is sufficient to make a single consideration. Content is the fuel that drives the media industry, and, much like oil, is a rare and valuable resource.
As platforms multiply, there is a growing discrepancy between the potential of communication networks and what can effectively be delivered in terms of editorial, audiovisual and advertising content.
The development, creation and packaging of content and the construction of schedules is a job that only a few operators can handle, and the advantages are obvious for those who, like us, have been successfully operating in these area for years.
The recent acquisitions of Medusa (the Italian leader in film production and distribution), Taodue (the Italian leader in quality TV drama) and Endemol (the international leader in TV entertainment) are a consequence of this evolving scenario.
We would merely add that we have brought into Mediaset companies and professionals we have worked with for years, who share our confidence in the future and who, in their different fields are number ones.
But we haven't looked for partners only in our own backyard.
We have even gone as far as China.
With a local partner we have created a joint venture that aims to sell advertising exclusively for a new sports channel which currently broadcasts in six regions and already reaches more than 290 million people. What we want to do is to offer international advertisers the possibility of reaching a country with vast numbers and a rapid rate of growth.
And finally, 2007 was also a year of great movement.
Let's now take a look at the quantitative aspects of our business.
2007 saw a marked recovery in the second half of the year. In a year in which the economic situation was essentially gloomy and marked by a credit squeeze, Mediaset produced its third best result ever and distributed the same dividends as the previous year, the highest in its history.
But let's look at the highlights.
Consolidated net revenues grew by 8.9% to reach €4,082.1 million, compared with the €3,747.6 million of 2006.
The group's **EBIT** rose to €1,149.0 million, an increase of 10.8% compared with the €1,036.6 million of the previous year.
Operating profitability rose to 28.1% from the 27.7% of 2006, putting us among the top European broadcasters.
Consolidated net profit came to €506.8 million, up from €505.5 million in 2006.
The board of directors of Mediaset will propose to the forthcoming AGM **a dividend of €0.43** per share, in line with that of the previous year.
This corresponds to about 97% of the consolidated net profit and, at March 2008 prices, a yield of more than 7.5%.
On the financial side, the group's **cash generation** in 2007, excluding asset investments, saw a marked growth to €666,7 million, compared with €363.6 million the previous year.
The group's **net financial position** went from -€568,3 million in 2006 to around -€1.2 billion in 2007, mainly due to the strategic acquisitions made during the year.
In Italy, thanks to a strong recovery in advertising in the second half of the year, our final results were excellent.

Net revenues reached a record of more than €3 billion, and increase of 9.1%.
Operating profit came to around €664 million, double-digit growth of 11.2%.
Net profit for 2007 amounted to €330.8 million, a fall compared to 2006 due to extraordinary and non-recurring fiscal charges resulting from the 2008 government budget. However, the same provisions will lead, in the current year, to an improvement of our tax rate.

It is also worth pointing out the very positive results obtained in Spain by our subsidiary **Telecinco**.
Net revenues were widely over a billion euros, an increase of 8.4% on 2006.
Operating profit grew by 10.4% to €485.2 million, while **net profit** reached the record level of €353.1 million, an increase of 12.3% on the previous year.
It is also important to underline that 2007 saw a dividend distribution of around €490 million, a pay out ratio of almost one hundred per cent, a figure that gives a clear indication of our confidence in the future.
2007 was a year of which we are particularly proud.
A difficult and, on some fronts, a tough year.
We began the year in a falling advertising market and recovered spectacularly.
Our competitors were extremely aggressive and we were able to respond successfully.
The company became bigger thanks to targeted acquisitions that are absolutely in line with our strategic objectives.
And we are sure that the market perceives the real value of the company, beyond facile generalisations about the sector and analyses of the Italian situation that are, frankly speaking, often rather superficial.

The Mediaset Group in brief

• Founded with the name Telemilano:	1978
• Became a public listed company with the name Mediaset:	1996
• Headquarters:	Milan, Italy
• Main countries of business:	Italy, Spain
• Employees:	6,332
• Shareholders (on 31 December 2007):	Fininvest (36.0%)
	Market (60.2%)
	Treasury stock (3.8%)
• Consolidated net revenues in 2007 (€m):	4,082.1
• Operating profit for 2007 (€m):	1,149.0
• Net profit for 2007 (€m):	506.8

The main companies of the Mediaset Group


MEDIASET SpA
100%
Publitalia '80 SpA
100%
R.T.I. SpA
100%
Mediaset Investimenti SpA
Mediaset Investment Sarl
100%
Medusa Film SpA
Elettronica Industriale SpA
25%
75%
33,3%
100%
Medusa Cinema SpA
51%
BOING SpA
50%
Ltd

(*) indirect shareholding

Financial highlights



Total Net Revenues
Eur m
2.316,1
3.070,0
3.421,6
3.678,0
3.747,6
4.082,1
2002
2003
2004
2005
2006
2007



Risultato Operativo
mio euro
558,5
777,6
1.090,5
1.244,1
1.036,6
1.149,0
24,1%
25,3%
31,9%
33,8%
27,7%
28,1%
2002
2003
2004
2005
2006
2007
Group Operating Profit



Net Profit
EUR m
362,0
369,7
549,6
603,4
505,5
506,8
2002
2003
2004
2005
2006
2007
Net Profit
% Net Profit/Net Revenues



Dividendi e Pay out*
Eur m
247,4
271,3
448,8
489,3
489,5
489,5
68,3%
73,4%
81,7%
81,1%
97,7%
96,6%
2002
2003
2004
2005
2006
2007
Dividends Distributed by Mediaset Spa
% Pay out

(*) 2007 Dividends calculated on the net number of shares excluding the Buyback shares

Main Income Statement Data

(Eur m)

	2002	2003 (1)	2004	2004 (2)	2005	2006	2007 (3)
Total net Revenues	2.316,1	3.070,0	3.441,6	3.421,6	3.678,0	3.747,6	4.082,1
Italy	2.316,1	2.424,9	2.649,4	2.629,4	2.748,1	2.751,5	3.002,1
Spain	-	646,0	793,4	793,4	931,1	997,6	1.081,6
Operating Profit (4)	558,5	820,8	1.082,0	1.090,5	1.201,0	1.035,3	1.149,0
Italy	558,5	650,1	788,0	795,7	787,8	595,7	663,8
Spain	-	170,7	294,0	294,9	413,3	439,6	485,2
Group Operating Profit (EBIT) (4)	558,5	777,6	1.034,2	1.090,5	1.244,1	1.036,6	1.149,0
Profit before Tax and Minority Interest	497,1	675,1	994,8	1.046,1	1.202,2	1.019,6	1.095,5
Group Net Profit	362,0	369,7	500,2	549,6	603,4	505,5	506,8

Main Balance Sheet and Financial Data

(Eur m)

	2002	2003 (1)	2004	2004 (2)	2005	2006	2007 (3)
Net Invested Capital (4)	2.639,5	3.031,8	2.983,2	3.034,4	3.237,0	3.501,7	4.067,2
Total Net Shareholders' Equity	2.468,7	2.832,5	3.045,2	3.096,4	2.879,0	2.933,3	2.858,4
Net Group shareholders' Equity	2.467,2	2.591,6	2.820,7	2.865,3	2.593,9	2.634,1	2.557,7
Minorities Shareholders' Equity	1,5	240,9	224,5	231,1	285,1	299,2	300,7
Net Financial Position (4)	(170,8)	(199,3)	62,0	62,0	(358,0)	(568,3)	(1.208,8)
Operating Cash Flow (4)	1.213,4	1.537,6	1.614,3	1.601,0	1.606,8	1.588,4	1.730,7
Investiments	849,3	835,1	1.116,5	1.115,9	1.145,7	1.466,5	953,2
Dividens paid by the Parent Company	247,8	247,4	271,3	271,3	448,8	489,3	488,8
Dividens paid by Subsidiares	-	16,9	120,0	120,0	144,1	144,1	155,9

Personnel

	2002	2003 (1)	2004	2004 (2)	2005	2006	2007 (3)
Mediaset Group Personnel (headcount)	4.393	5.600	5.662	5.662	5.844	5.839	6.332
Italy	4.393	4.395	4.459	4.459	4.671	4.660	5.138
Spain	-	1.205	1.203	1.203	1.173	1.179	1.194
Mediaset Group Personnel (average)	4.399	5.587	5.638	5.638	5.798	5.849	6.161
Italy	4.399	4.396	4.415	4.415	4.613	4.665	4.966
Spain	-	1.191	1.223	1.223	1.185	1.184	1.195

Main Indicators

	2002	2003 (1)	2004	2004 (2)	2005	2006	2007 (3)
Operating Profit/Net Revenues	24,1%	26,7%	31,4%	31,8%	32,7%	27,6%	28,1%
Italy	24,1%	26,8%	29,7%	30,1%	28,7%	21,7%	22,1%
Spain	-	26,5%	37,1%	37,2%	44,4%	44,1%	44,9%
EBIT/Net Revenues	24,1%	25,3%	30,0%	31,8%	33,8%	27,7%	28,1%
Pre-Tax and Minority Interest/Net Revenues	21,5%	22,0%	28,9%	30,5%	32,7%	27,2%	26,8%
Net Profit/Net Revenues	15,6%	12,0%	14,5%	16,0%	16,4%	13,5%	12,4%
ROI (Return on Net Invested Capital) (5)	21,3%	27,4%	34,4%	36,0%	39,7%	30,8%	30,4%
ROE (Return on Equity) (6)	15,0%	14,6%	18,5%	20,1%	22,1%	19,3%	19,5%
N. of Shares (7)	1.181.227.564	1.181.227.564	1.181.227.564	1.181.227.564	1.138.297.564	1.138.297.564	1.138.297.564
Consolidated Net Profit per Share (EUR)	0,31	0,31	0,42	0,47	0,53	0,44	0,45
Dvedend per Share (EUR)	0,21	0,23	0,38	0,38	0,43	0,43	0,43 (8)

(1) Since 2003 figures include the effects of the total consolidation of the Telecinco Group
(2) Reclassified in line with the adoption of IAS/IFRS international accounting principles
(3) From the third quarter of 2007 figures include the effects of the consolidation of the Medusa Group
(4) Figures refer to intermediate levels in the results and aggregates of assets and figures for which the criteria are outlined in the Management Report, as per CONSOB directive n. 6064293 of 28 July 2006 and the CESR recommendation of 3 November 2005 concerning *non-GAAP measures*
(5) Group operating profit (EBIT) / average net capital employed
(6) Group net profit / Average net Group assets
(7) Figures for 2005, 2006, 2007 are net of 42.930.000 shares allocated for the share buy-back plan
(8) Proposal of the Board of Directors to the General Shareholders Meeting

The history and activities of the Mediaset Group

1978 The Mediaset Group's story began almost thirty years ago, in 1978, with Telemilano, a local Milan-based broadcaster that became Canale 5 two years later and began broadcasting nationally. Canale 5 was subsequently joined by Italia 1 (bought from the publishing group Rusconi in 1982) and Retequattro (acquired from Arnoldo Mondadori Editore in 1984).

1984 The television area was called RTI and became established with **three national analogue networks**, supported by an advertising sales company, Publitalia '80, that exclusively collects advertising for all three channels, and two other companies, Videotime, that manages TV technology and production activities, and Elettronica Industriale that guarantees signal distribution through the management of the broadcasting infrastructure.

1996 RTI, Videotime, Publitalia and Elettronica Industriale were brought together in a single group Mediaset which was then **listed on the Milan stock exchange**, opening up the company to both important institutional investors and private investors (around 300,000).

1997 Mediaset expands outside Italy with the acquisition of a 25% stake in the Spanish broadcaster, **Telecinco**.

1999 The Mediaset Group expands its **web**-based activities with Mediaset.it, a television portal dedicated to Canale 5, Italian 1 and Retequattro, ***TGCOM***, a daily online news service, is accessible from a range of media (internet, TV, radio, Mediavideo teletext and mobile phones).

2003 Mediaset increases its stake in Telecinco and becomes the **major shareholder** with 50.1% of the shares. The following year the Spanish TV company was listed on the Madrid stock exchange.

2004 With the debut in Italy of **digital terrestrial** television, an innovative signal broadcasting system that uses standard aerials and a small set-top box, Mediaset launches **Boing**, a dedicated channel for children, and **MediaShopping**, a hope shopping channel.

2005 The Group launches **Mediaset Premium**, a pay digital terrestrial television service that offers viewers live Serie A football, with a pre-paid card and without a subscription. Mediaset Premium also has a pay-per-view offer including films (including first TV-screenings), theatre and live events.

2006 Mediaset builds Europe's first digital terrestrial **mobile TV** network using DVB-H (Digital Video Broadcast Handheld) technology.

2007 Was the year of **acquisitions and international expansion as** Mediaset takes on the look and feel of a major, the only one of its kind in Europe, and:

- in a consortium with Cyrte Fund and Goldman Sachs, buys from Telefonica a controlling interest in **Endemol**, the Dutch production company and world format leader;
- buys **Medusa**, Italy's leading film production and distribution company;
- reaches an agreement for the acquisition in acquisition in 2008 of **Taodue**, a leading Italian producer of high-quality TV drama;

- enters China, where the 2008 Olympic Games will be held. Mediaset obtains the licence to sell advertising for China Global Media which in October launched the sports channel **China Sport Network**, a consortium of seven regional broadcasters with an audience reach of 400 million viewers. Publieurope will sell international advertising for the channel;
- launches a new free digital terrestrial channel, **Iris**, featuring *auteur* cinema, music, literature and theatre.

2008 Sees the creation of **Premium Gallery**, a new digital terrestrial premium content offer available with a pre-paid card. Three new worlds, **Joi**, **Mya**, **Steel**, where viewers can see exclusive previews of the best TV series and films from Time Warner and NBC-Universal.
The launch is planned in the second half of the year of another new digital terrestrial channel, **Bis!**, the best of light entertainment produced by commercial TV in the last thirty years.

Telecinco enters the North American market with the acquisition of a 28.3% stake in **Caribevision**, a US broadcaster for the country's Spanish-speaking population.

Italy

In Italy, the Mediaset Group operates in the following areas:

- advertising (Publitalia '80 and Promoservice)
- analogue free-to-air generalist television (Canale 5, Italia 1 and Retequattro)
- broadcast infrastructure management (analogue, digital, DVB-H networks)
- free digital terrestrial thematic channels (Boing and Iris)
- pay-per-view digital terrestrial (football, cinema, TV series, theatre, events)
- multimedia (internet and mobile TV)
- home shopping (MediaShopping)

Advertising

In Italy the Mediaset Group operates through two advertising companies: Publitalia '80 and Promoservice both of which are wholly-owned subsidiaries.

Publitalia exclusively sells advertising for Mediaset channels and, overall, in 2007, had a portfolio of some 1,130 clients. The top 10 key clients accounted for around 25% of sales, while the top 100 made up 71% of revenues. On the basis of its 2007 results, Publitalia has, according to the figures for the advertising market supplied by Nielsen Media Research, a market share of 35.7%.

Promoservice is the specialised advertising sales company for the Mediaset channels broadcast on the digital terrestrial platform, Premium, Boing, MediaShopping as well as for new media, such as the internet and Mediavideo. The company also handles advertising sales for leading football clubs, including AC Milan, Inter Milan and Genoa, and television advertising sales in barter agreements.

Generalist TV

Television channels

The Group's generalist channels - **Canale 5**, **Italia 1** and **Retequattro** – are managed by **RTI**, which oversees the development and construction of the schedules, from the production of original programmes to the acquisition of rights. In 2007 each channel broadcast **8,760** hours of programmes, a total of **26,280** hours, **44.9%** of which was produced in-house. 2007 ratings figures across the 24-hours amounted to an average **8,989,307 individuals**, which translates in terms of audience share as **40.6%** in Prime Time and the 24-hours. Mediaset's overall offer of programmes is calibrated to reach the audience of most interest for advertisers, that between the ages of **15 and 64**, the age band in which Mediaset has a consolidated leadership.

CANALE 5 is the flagship channel, aimed at the core audience of Italian households

ITALIA 1 is Italy's most popular channel among younger viewers.

RETEQUATTRO is targeted at a audience that is more mature, in terms of age, class and income.

Scheduling

In 2007 RTI produced **37.6%** of the programmes broadcast by Mediaset channels.

CANALE 5

A range of **national and international entertainment** programmes (including *Grande Fratello, Striscia la Notizia, Chi vuol essere Milionario*). Italian TV drama has an important place in the schedules, along with the **leading TV series**, such as *Dr. House* and *Settimo Cielo*. News coverage is delivered by ***Tg5*** with 6 daily bulletins and a number of background current affairs programmes, such as the weekly *Terra.*

ITALIA 1

Films, **TV series** and **entertainment** are the backbone of the schedule and great emphasis is also given to **sport**, with a number of daily sports news bulletins (*Studiosport*), a range of events (*Motomondiale*) and several background programmes. News and current affairs programmes are provided by ***Studio Aperto***, a historic news brand for Mediaset, and the most popular news programme among younger viewers.

RETEQUATTRO

Big films in both prime time and the late slot and the best European TV series make up the core offer, while four daily bulletins of the***Tg4*** news complete the channels schedule.

TV rights acquisition

Mediaset SpA and its subsidiary RTI SpA own **Italy's most important library of TV rights** and one of the biggest in Europe. The acquisition, development and production of rights for national television broadcast is managed by RTI.

US majors

The Mediaset Group has stipulated long-term contracts with all of the leading American producers and distributors (**Universal, Twentieth Century Fox, DreamWorks, Sony Columbia** and **Warner Bros. International**) for the acquisition of rights with an average duration of 5 years, and the possibility of 5/6 TV screenings.

International television producers

The group also has important and consolidated rights acquisition relationships with American and European producers for the supply of popular TV movies, soap operas, mini-series, and TV series.

National film producers/distributors

National operators supply packages that include television rights for films produced by them (which combined with the acquisition of European product is important in respecting the broadcast and investment quotas foreseen by current broadcasting regulations) and international film rights.

In-house TV drama production

The Mediaset Group has the know-how and organisational structure to select projects and develop the production of TV movies, mini-series and popular TV drama series. Italian TV drama is the central pillar and characteristic of Mediaset's schedules, in particular in the long series format (from 6 to 13 episodes). Of particular relevance, in this regard, is an exclusive production agreement, for 2006-2008, with **Taodue Film**, one of the leaders in the sector. In November RTI signed a preliminary agreement for the acquisition during 2008 of Taodue Film. In addition, **Mediavivere Srl**, jointly owned and managed by RTI and Endemol Italia SpA, exclusively develops and produces national soaps for the Mediaset Group, taking advantage of the synergies that derive from the Mediaset Group's extensive familiarity with the audience and the production efficiency of Endemol Italia in industrial content production.

Programme production technology

The technology for the production of television programmes (in-house production) is concentrated in the subsidiary **Videotime**, which guarantees the technological maintenance and development of the production infrastructure (studios, post-production and graphics units and mobile studios).

Signal distribution

The network for the distribution of the signal of the Mediaset Group, which is owned by the subsidiary Elettronica Industriale, uses **1700 technology towers** to reach 99% of the population. The company has also been awarded by the relevant authorities a **network operators licence for digital multiplexes on terrestrial frequencies** and reached an agreement for the **provision of transmission capacity using DVB-H technology**, which has opened up the market to **telecoms operators**.
Elettronica Industriale is now in a position to play a role as Italy's leading network operator.

Digital terrestrial:
the future of Italian TV

All Italian generalist television will be broadcast in digital by 2012. The Mediaset Group has believed in the new technology since its beginnings in 2003 and has invested €1,5 billion in the digital conversion of frequencies and the acquisition of content. Thanks to digital terrestrial broadcasting Mediaset has expanded the offer of its three flagship channels with three new channels: Boing (in partnership with Turner Broadcasting System Europe, Time Warner Group), MediaShopping and Iris. With its broadcast capacity, the Group also carries four third-party channels, offers **premium pay-per-view content** and has launched broadcast services using DVB-H technology for mobile TV.

Boing

Boing: the free children's channel

On 20 November 2004 Mediaset launched **Boing**, the first free channel for children developed for the digital terrestrial platform. Born of a joint venture between RTI, with 51%, and Turner Broadcasting System Europe, part of Time Warner, and the owner of the rights to some of the world's most popular cartoon characters (*Yogi Bear, The Flintstones, Scooby Doo*, etc). In its first three years Boing, thanks to a high quality and highly appealing schedule, has become **the most widely watched of the new digital channels on the DTT platform and the second in absolute terms**, including satellite, after the Disney Channel, a subscription channel that does not carry advertising.

MediaShopping

The growth of MediaShopping

MediaShopping is an absolutely unique case in the teleshopping - the so-called "home shopping" - sector and organises its sales across a variety of distribution channels: **TV** (a 24-hour digital terrestrial channel and on digital satellite 808 on Sky, daily windows on Mediaset's analogue channels), **Internet** (www.mediashopping.it), **large-scale retail** (through an agreement with leading retail chains) and a **shop** (MediaShopping outlet), **telemarketing, catalogue**. MediaShopping TV, which broadcasts **24 hours a day** was launched in 2005.

Iris

In 2007 Mediaset's free digital terrestrial offer was reinforced with the launch of **Iris**, a channel largely dedicated to **art-house cinema**, with seasons and retrospectives of cult directors and actors, both Italian and international. The schedule also includes theatre, opera and literature. In other words, a channel for the most refined viewers.

The growth of Mediaset Premium

Launched on the digital terrestrial platform by Mediaset in 2005, **Mediaset Premium** is a **pay TV** service that is accessed by a pre-paid card. For viewers it is the only possibility to have easy, flexible and transparent access to high quality content at a low cost. The model works, like the pre-paid offer of mobile phone operators, with a card equipped with a micro chip (the so-called "smart card") that holds in its memory the credit available with which the viewers can select what they want to watch. In order to ensure the maximum flexibility for users, cards can be recharged with any of a range of six amounts, from €10 to €100. This new approach has allowed Mediaset Premium to combine in the same package the advantages of both the **pay-per-view model** and the **pre-paid formula**.

Gallery

Gallery is the latest addition to Premium. In three distinct approaches, **Joi, Mya** and **Steel**, bring together an offer of high-quality **films** and **TV series**, in exclusive first-screenings in Italy. A concentration of quality where viewers can find the best of American TV series, at the same time as they are shown in the US, as well as the best blockbuster films. **Gallery** has three distinct offers, plus the possibility to postpone viewing using the **+1** feature. **Joi** is the name of the family entertainment package, with programmes for all the family; the most beautiful stories, blockbuster TV series, the great classics and must-see hits. **Mya** is dedicated to women, as well as to men who love women. Here you can find films and TV series that love passion, romance and intrigue. **Steel** (developed in cooperation with Universal) is the place for action, pace, courage, adrenaline.

Big League Football

Mediaset broadcasts live coverage of the Serie A matches of **AC Milan**, **Inter Milan**, **Roma**, **Lazio**, **Torino**, **Atalanta**, **Livorno**, **Juventus**, **Napoli** and **Genoa**. In addition, as the result of an agreement with **La7 Televisioni**, Mediaset Premium also shows the highlights of all of the Serie A matches during the programme **Diretta Premium**, which follows the action from all of the games live. Mediaset Premium also offers all of the matches of the UEFA **Champions League**.

First-view cinema

Thanks to an agreement with the leading national and international distributors, Mediaset Premium broadcasts **first-view TV runs** (a pay-per-view window 9 months after theatrical release), of the most successful films of the current season. The offer consists of **10 films** per day, shown between the hours of 2.00 pm and 2.00 am.

Reality shows
On Mediaset Premium it is possible to buy and watch the 24-hour versions of the reality shows that are currently running on the Group's generalist channels. Viewers can follow the adventures of the participants, day and night, selecting from a range of viewpoints, as if they were the director.

The commercial offer
The model foresees the possibility for all card-holders to select content individually and with the maximum flexibility, or to adopt a package offer consisting of a series of predetermined events at a discounted price.
Football content is consequently available as either **single events** or in the form of a **special offer**: which may mean the purchase of an entire championship, such as the Italian league, the Champions League, the inter-continental cup or other competitions for which rights are held. Finally, it is also possible to buy all of the matches of a single club.
Preview cinema events are offered as single events, which means that each film is available separately.
Gallery, or the programmes of **Joi**, **Mya** and **Steel**, is available as a package covering a period of time. Every Premium viewer can therefore choose to see and pay for the films and TV series – absolutely exclusively – for a period of time most suited to his or her needs, from a month to a whole year.
Customer relations are managed by a Customer Service structure organised with a **Call Center and a Customer Care service**. A special Premium offer is also available for public spaces, the **Mediaset Premium Club**. Mediaset Premium can also be received on DVBH **mobile phones** as part of the packages offered by TIM and H3G.

Mobile TV on DVB-H

In 2006 Mediaset launched **Europe's first Mobile TV service** (the first in the world using DVB-H technology). Mediaset operates as both content provider and network operator, thanks to the development of its own DVB-H transmission network, used by the leading mobile phone operators.

In particular, an agreement was reached with TIM for the transport of content in TIM's package over the DVB-H network run by Elettronica Industriale, the supply of the schedules of RTI (Canale 5, Italia 1 and Retequattro), the supply of pay-per-view sports content from Mediaset Premium's offer (Serie A and the Champions League). The agreement reached with the telecom operator H3G, meanwhile, concerns the simulcast supply of 'best of' from the generalist channels (Canale 5, Italia 1 and Retequattro), the football matches form the Serie A championship and the free digital terrestrial children's channel, Boing.

Mobile TV should be seen as **an additional platform for the distribution of television content** in innovative media environment.

New Business

A New Business area has been created within RTI SpA to draw together all of the activities that complement the core analogue television business: web sites, value added telephone and computer services - **RTI Interactive Media**, **Licensing & Merchandising**, music - **RTI Music**, distance shopping - **MediaShopping**.

RTI Interactive Media
Has the task of creating services and content to be used across different platforms (internet, teletext and telecoms), and developing new synergies and promoting content extension initiatives with regard to the traditional core business focused on free generalist TV.
Is active on the **web** in three different areas through the web site: **Mediaset.it** (www.mediaset.it), the point of entry for all of Mediaset's web content:

- **community**, with **Jumpy** (www.jumpy.it);
- **sport**, with the sports news portal (www.sportmediaset.it) which offer sports enthusiasts exclusive news and film content in real time. It also features windows dedicated to the most popular programmes, such as *Controcampo* and *Grand Prix*;
- **news**, with ***TGCOM*** (www.tgcom.it), ***TGFIN*** (www.tgfin.it) and the sites of the two flagship TV news programmes ***TG5.it*** (www.tg5.it) and ***Studio Aperto.it*** (www.studioaperto.it).
  In particular the editorial staff of *TGCOM* supplies journalistic content for a range of platforms: internet, analogue and digital teletext, radio, analogue and digital TV, mobile phones.
  Mediaset's **teletext** service (**Mediavideo**) is a multimedia television news service with 800 pages and also available on the digital terrestrial platform;
- **acquisition of video content**, with **Rivideo** (www.rivideo.mediaset.it), a site which offers the public an additional opportunity for a small payment, to see again their favourite series, films and sports events directly on their computer.

RTI Interactive Media also operates in the **mobile phone sector** in two specialised areas:

- **brand extension**, which aims to leverage well-known television brands/formats (for example, for the multimedia game from the programme *Grand Prix*, infonews services such as *TG5sms* and *TG5mms*, news video clips produced by *TGCOM*);
- **interactivity**, aimed at creating interactive opportunities between users and television programmes (for example voting and an inbox).

Licensing & Merchandising

Develops licensing activities related to the world of **cartoons**, continuing to focus on the children's area which, in Italy, offers promising opportunities. The same area of the Group buys and manages **non-television brands** linked to the world of teenagers in order to operate as an all-round licensing agency. It also creates editorial products, with the aim of directly exploiting ideas and opportunities generated by the RTI schedule, through the newsstand channel.

RTI Music
The RTI music department's main function is to provide all of the Group's TV productions with support on the music front. However, it has also developed and manages the site **MusicShop** (www.musicshop.it), a portal for online music sales with which users can hear, select, assemble, buy or gift music, entirely safely and legally, downloading the selected tracks to their computer and paying by credit card.

MediaShopping
MediaShopping is the first **home-shopping** TV channel, on the air 24 hours a day on the Mediaset digital terrestrial platform. But MediaShopping is not only digital TV: it also appears throughout the day on Mediaset's three generalist channels, on the internet at the site www.mediashopping.it and on the Sky satellite platform, on page.
MediaShopping has also opened a number of direct sales outlets in a number of leading chain stores and its own shop (MediaShopping Outlet) in Rome.

Medusa

Medusa is Italy's leading film distribution company, with a 2007 market share of 17.3%. The company's core business is the **production and distribution** of Italian and international film in Italy and the management of the **entire life cycle** of the product, from theatrical release to **home video** and the sale of television rights.
Medusa is also Italy's biggest investor in Italian cinema, having financed, between 1996 and the present, some 170 films and investing a total of around €500 million. Many of the most successful films of the recent past have been Medusa titles and since 1996 19 of the 100 most successful films (those grossing more than €10 million) were produced and distributed by Medusa.
Medusa also directly manages 10 **multiplexes** located in Italy's major cities, which account for 7.3% of the national market.
During 2008 a joint venture will be created between Medusa Film and Taodue, leader in high-quality TV drama. The union of these two companies will create an **Italian production** structure able to compete with the majors on international markets.

Taodue

Taodue, the **Italian leader in quality TV drama** has, since the end of the 1960s, produced drama that has had a positive impact on many Canale 5 seasons, with successes such as Karol, Nassiryia, Paolo Borsellino, Maria Montessori, Il capo dei capi, Distretto di Polizia, Uno Bianca and Ris.
Taodue's aim has always been to produce films that are solidly based on real events and lives, a characteristic that has allowed the company to distinguish itself in the Italian television business.
The agreement for the acquisition of Taodue Srl will be finalised during 2008.

Spain

Mediaset is the major shareholder of Telecinco, the Spanish television group that heads the television channel of the same name and which began broadcasting in 1990. Today Telecinco is undisputedly **Europe's most profitable** television group. The company is listed on the Spanish stock exchange and is included in the **Ibex 35**, the index of Spain's top 35 listed companies.

The Telecinco Group operates in Spain as an integrated television broadcaster in the following areas:

- television advertising sales (Publiespaña S.A.U.);
- non-TV media advertising sales, both for the Group and third parties (Publimedia Gestion S.A.U.);
- analogue generalist television (Gestivision Telecinco S.A.);
- press agency (Atlas);
- film co-production (Telecinco Cinema S.A.U);
- free-to-air digital terrestrial thematic channels (Telecinco 2, Factoria de Ficción);
- tele-shopping on Publieci Television S.A.;
- internet through Conecta 5 Telecinco S.A.U.;
- since 2008 a stake in Caribevision, a North American TV channel aimed at the Spanish-speaking audience.

Advertising

The television advertising market in Spain is Europe's fifth largest. It is second, after Italy, in terms of the proportion of total advertising revenues spent on traditional media (according to Infoadex 43.2%).

Compared with the Italian market, the competitive scenario in Spain is more fragmented. In addition to Telecinco, there is: the state broadcaster Televisione Española, with two channels (TVE 1 and TVE 2); a private commercial operator, Antena 3; and a federation of local broadcasters (Autonomicas) reunited under the logo La Forta and the digital platform Digital + with more than 2 million subscribers. At the end of 2005, these were joined by a new free-to-air, Cuatro, created following regulatory changes that have made it possible to convert the pay-satellite TV licence of Canal+ and La Sexta, a new operator that was awarded an analogue licence in 2006.

Generalist TV

Telecinco is **Spain's most popular TV channel**, both in prime time and across the 24-hours. Despite the entry of the new players Cuatro and La Sexta, Telecinco can point to greater stability in its ratings than other TV operators. Over the years Telecinco has consolidated its move towards **original in-house production**, which now accounts for more than **80%** of the schedule. The two most significant types of programme characterising the Telecino offer are national TV drama and light entertainment.

At the beginning of 2008 Telecinco began to expand its presence to the North American market through the acquisition of a significant stake (29.2%) in **Caribevision**, a TV broadcaster aimed at the Spanish-speaking community in the United States. The channel, which broadcasts in New York, Miami and Puerto Rico, has a potential audience of around 50 million viewers.

Investments in TV rights

On the basis of current legislation that obliges Spanish television operators to invest 5% of advertising revenues in Spanish and European film production, Telecinco is involved in important investments in high-quality productions through its subsidiary **Telecinco Cinema S.A.U**. Of particular note has been the film *El Laberinto del Fauno*, winner of three Oscars (for best photography, best set design and best make-up) out of the six for which it was nominated (the film was also a candidate for best foreign film, best original screenplay and best soundtrack).

In 2007 Telecinco was Spain's most active film producer, with 11 new titles generating box office receipts of around €34 million and attracting an audience of some 6 million.

Four Telecinco Cinema productions were among the ten most popular Spanish films of 2007. These included *El Orfanado*, the absolute winner in the film season with overall takings of around €25 million and an audience of more than 4 million, a result that makes it the second most successful film in the history of Spanish cinema.

The new digital world

Thanks to its Broadcast Centre, Telecinco has a digital platform able to distribute and receive digital content by satellite, fibre optic cable, and over mobile and DSL networks. Following the opening up of the Spanish regulatory situation to digital terrestrial television, Telecinco, like other commercial operators, received licences for two new digital channels, which have added to the simulcast broadcast on the DTT multiplex of the generalist channel: **Telecinco Sport**, a channel dedicated to sports events and **Telecinco Estrellas**, which focuses on national and international TV drama productions.

Also on the **mobile TV** front, Telecinco is a leading player in technological innovation thanks to experimentation conducted with the leading operators in the mobile phone sector in Spain's biggest cities. Further impulse is supplied by the internet, where the company's portal, Gruppo Telecinco.es, and the news site informativostelecinco.com are at the top of their respective categories in terms of popularity.

Endemol

Endemol is **Europe's leading independent television production company**. In a short time the company has managed to become the leader in the national and international production of entertainment and drama, with programmes that have made television history. Every year the company produces more than **15,000 hours of programming**. Endemol is based in Holland and has affiliated operations and joint ventures in 25 countries around the world including France, Italy, Germany, Spain, the United Kingdom, Holland, Denmark, Norway, Belgium, the United States, South Africa, Australia, Argentina and Brazil.

Thanks to a library of **1400 formats**, Endemol is able to respond to the growing demand for TV drama (series, miniseries and soap operas) and entertainment (reality shows, game shows, talk shows, talent shows, makeover shows, etc.), without forgetting the need to adapt the product to meet local tastes and needs. With one of the world's most important **creative laboratories**, Endemol constantly develops new ideas for television and studies their **adaptability for individual markets**, and conducts research for the foreign sale of original products. In addition to managing the group's format catalogue, the company also buys programmes from the principal foreign markets and continuously monitors international formats and their popularity.

In May 2007 Endemol was acquired by a joint venture made up of Mediacinco Cartera (the Mediaset Group), Cyrte, a company owned by the founder John de Mol, and the investment bank Goldman Sachs.

International advertising

In the context of an advertising market that is increasingly international in its outlook and which has been characterised in recent years by concentration and a continuous shift in the decision centres, the Mediaset Group has entrusted **Publieurope Ltd.**, a company founded in 1996, with the task of organising an adequate response to the European market and the aim of generating additional revenues deriving from:

- the development of new business in other countries;
- constant contact with the headquarters of multinational clients.

The beneficiaries of these activities are first of all the group's channels – Canale 5, Italia 1, Retequattro and Telecinco – but also those other channels that have commissioned Publieurope to sell their advertising space outside their national borders. In fact Publieurope has developed over the years an articulated portfolio of media clients which makes it possible to offer international advertisers, in addition to the group's channels, the German channels **Pro7, Sat 1, Kabel 1, N-24** and **DSF**, which together account for around 30% of the German audience, and Britain's **Channel 4**, which gives advertisers access to around 15% of the UK's commercial audience. The portfolio of products is completed by the magazine titles of Mondadori Pubblicità and by new forms of advertising, such as the Group's digital and thematic channels, the various internet sites, Mediavideo and a range of initiatives linked to sport.

Publieurope has signed a three-year agreement for the sale of advertising with **CSPN, the Chinese free-to-air sports channel**, launched in October 2007 by China Global Media. CSPN currently comprises 7 regional channels with an effective reach of 4000 million viewers. Publieurope exclusively sells advertising for all world markets (except China, Macao, Hong Kong and Taiwan) for both the free-to-air channel and any eventual platforms created by CGM, such as pay-TV, Internet, IPTV, etc. This agreement between Publieurope and China's leading sports channel is particularly significant in view of the forthcoming Olympic Games that will be held in China for the first time.

The sales activities, which are run from offices in **London, Munich, Paris** and **Lausanne**, with the active cooperation of Publitalia '80 and Publiespaña, has generated very satisfying results that consolidate the trends of recent years.

Training initiatives

In order to ensure that the company has access to competent and motivated human resources, the Mediaset Group has for many years invested in training, both to meet its internal requirements and to transmit to the market the accumulated competences and know-how that it has developed in the field over the last twenty years. The most important initiative include:

- **Campus Multimedia In-Formazione**: in cooperation with Milan's IULM University (*Libera Università di Lingue e Comunicazione*) this initiative aims to create an area of excellence for training and research in the area of the digital economy, media communications and technology.
  Courses are concentrated in two areas:
  - ***Master in Journalism***: Recognised by the National Association of Journalists as a training centre, this course aims to provide young journalists with the professional skills and cultural and multimedia competences that will allow them to work in a range of specialised areas, producing content for a range of platforms.
  - ***Master in Management Multimediale (MIMM)***: a course designed to train mangers for multimedia organisations, a profession that demands a command of a range of skills, including strategy, organisation, marketing, finance, accounting and control, all of which are integrated with more detailed notions concerning technological innovation, communications and law. The course is run in conjunction with a number of prestigious Italian and foreign universities.

- **Master Publitalia '80**: active since 1988, the Master Publitalia programme is now an established feature of the advanced study options open to young graduates looking for a career in marketing and communications. Particular attention is paid to the placement of students in companies on completion of the course.

A commitment to culture and society

Mediafriends

Mediaset and Medusa, along with Mondadori (the Fininvest Group's publishing company) founded **Mediafriends Onlus** (a not-for-profit, socially useful organisation) that, in five years, has collected, through television appeals and other activities across the country, more than **€30 million** which has been distributed to **70 specialised non-profit humanitarian associations.**

Medusa

The Medusa subsidiary, in addition to a significant contribution to the work of Mediafriends, has for many years supported the **Italian Amiloidosis Association**. In particular in the creation of a new clinic at the Centre for the Study of Systemic Amiloidosis at the San Matteo Hospital in Pavia. The clinic has been named in memory of **Carlo Bernasconi**, the founder and first chairman of Medusa.

Mediaset and Public Awareness Communication

Every year Mediaset dedicates over **6,000 advertising slots** to public awareness campaigns. These spots are **allocated for free** to associations and non-profit bodies who need visibility for their initiatives. Last year more than **250** organisations were invloved. Moreover, each year Mediaset's **Creative Department**, using its own resources and know-how, produces tens of public awareness campaigns covering a range of civic and social issues.

In **Spain**, the growing importance of **Telecinco** in the Spanish television business, brings with it a growing social responsibility for the company.

Since December 1999 Telecinco has run an original project to build viewers' awareness about **12 areas of social** concern. The initiative, called **12 meses, 12 causas**, has made Telecinco Spain's most highly considered broadcaster for the attention it gives to social issues in the list compiled by the *Fundacion Empresa y Sociedad*, a body that analyses corporate social responsibility. As part of the *12 meses, 12 causas* initiative, the channel makes available programming time, dedicated advertising slots on the issue of the month and, as part of a range of programmes, space for the discussion and debate of the issues.

Cultural initiatives

In 1995 Mediaset with Medusa launched the film restoration programme **Cinema Forever-Dedicated to Carlo Bernasconi** aimed at saving some of the masterpieces of Italian cinema otherwise destined to be lost as a result of film degradation. Cinema Forever has given new life to 21 films by directors such as **De Sica**, **Fellini**, **Pasolini**, **Rossellini**, **Antonioni**, **Bertolucci**, **Germi** and **Pietrangeli**, names that have made cinematic history. Every year. Mediaset organises hundreds of free screenings of the films around the world. Between 1999 and 2002, fifteen of the restored films were donated by the Mediaset Group to the Museum of Modern Art in New York in order to enrich, with prestigious titles from the Italian cinema, one of the world's most important film archives.

For over twenty years Mediaset supports and organises at Milan's Teatro Manzoni the concert series ***Aperitivo in concerto***. An initiative that has attracted international attention for its commitment to the most innovative and captivating examples of contemporary musical creativity: from jazz to experimental music, and from ethnic traditions to the so-called "music on the edge".

Mediaset and minors

Mediaset has always been sensitive to the need to protect children:

- dedicating special attention to the **protected time band** (16.00-19.00) with a rigorous control of all content broadcast (programmes, advertising, trailers, promos) and with programming specifically designed for minors on at least one of the three channels;
- harmonising and coordinating prime time schedules in order to ensure - at least on one of the channels - programmes suitable for **family viewing**;
- using coloured symbols on the screen at the beginning of programmes to indicate the character and content of the programme (Green, suitable for all viewers; Yellow, suitable for children accompanied by an adult; Red, not suitable for children);
- consolidating, alongside the usual symbols, efforts aimed at providing clear **information about programmes** (e.g. through "labels" at the beginning of programmes or special editions of news bulletins, verbal announcements or signs at the beginning of programmes and banner headlines after each commercial break).

In Spain, Telecinco has adhered to the ***Convenio de Segnaletica***, which obliges broadcasters to identify programmes according to suitability for age ranges. Programmes aimed at an adult audience are identified by a red visual signal accompanied by an audio signal; programmes that are forbidden for children under 14 have a yellow symbol, while programmes that are suitable for all ages have no symbol.

2008 Shareholders' Annual Ordinary and Extraordinary General Meeting

Notice of Convocation

NOTICE OF CONVOCATION

The Shareholders of Mediaset S.p.A. (ticker MS) holding ordinary shares (ISIN IT0001063210 – Sedol 5077946) as well as any holders of ADRs (CUSIP 584469407) are hereby invited to attend the Annual Ordinary and Extraordinary General Meeting to be held in Cologno Monzese (MI), Via Cinelandia n. 5, on Tuesday, 15 April 2008, at 10:00 a.m. in first call or, if necessary, on Wednesday, 16 April 2008, same place and time, in second call, in order to resolve on the following

AGENDA

A. Annual Report of Mediaset S.p.A. as at 31 December 2007

1. Approval of the Financial Statements of Mediaset S.p.A. as at 31 December 2007 and Board of Directors' Report on Operations;

2. Submission of the Independent Auditors' Report and the Statutory Auditors' Report;

3. Approval for the distribution of profits for the period; relevant resolutions.

B. Submission of the Group's Consolidated Annual Report as at 31 December 2007; Report of the Board of Directors and Independent Auditors' Report.

C. Appointment of the Board of Statutory Auditors, its Chairman and determination of the compensation.

4. Appointment of the members of the Board of Statutory Auditors;

5. Determination of the yearly compensation of the members of the Board of Statutory Auditors.

D. Appointment of the Independent Auditors for the auditing of Mediaset S.p.A. Annual Report and the Group's Consolidated Annual Report as well as for the limited auditing of the Interim Report for the fiscal years 2008/2016

6. Appointment of the Independent Auditors for the auditing of Mediaset S.p.A. Annual Report and the Group's Consolidated Annual Report as well as the Interim Report for the fiscal years 2008/2016

E. Authorisation to the Board of Directors to effect a buy-back and to utilise company shares

7. Authorisation to the Board of Directors to effect a buy-back and to utilise company shares, also to sustain the company's stock option plans; relevant resolutions.

EXTRAORDINARY PART

F. Proposal for the modification of the Company's By-Laws

8. Proposal for the modification of the following articles included in the Company's By-Laws: 10) Shareholders' Meeting, 17), 23), 24) Board of Directors, 27) Board of Statutory Auditors and formal adjustments of the following articles 8) and 19).

The Shareholders' Meeting may be attended by shareholders who have delivered to the Company appropriate certification from authorised intermediaries pursuant to Art. 2370, par. 2 of the Italian Civil Code at least two days prior to the meeting.

Shareholders will be requested to vote only on the proposals indicated by number in this Agenda. All proposals will be subject to the approval of the Company's ordinary shareholders and holders of ADRs representing the Company's ordinary shares.

Shareholders are entitled to examine the entire documentation regarding the proposals included in this Agenda through the Company's website (www.mediaset.it), the Company's headquarters as well as the website of Borsa Italiana S.p.A. (www.borsaitaliana.it). Shareholders also have the right to obtain copies of such documentation.

In particular, starting from 31 March 2008, Shareholders will have access to:

- Mediaset S.p.A. Annual Report and the Group's Consolidated Annual Report as at 31 December 2007 and the relevant Reports of the Board of Directors;

- the Report of the Board of Statutory Auditors;

- the Report of the Independent Auditors on the audit of Mediaset S.p.A. Annual Report and the Group's Consolidated Annual Report;

- the report of the Board of Directors to the Annual General Meeting illustrating the items contained in the Agenda;

- the proposal of the Board of Statutory Auditors to the Annual General Meeting regarding the appointment of the independent auditors for the auditing activities on Mediaset S.p.A. Annual Report and the Group's Consolidated Annual Report as well as interim report for the fiscal years 2008/2016;

- the annual report of the Board of Directors on "2007 Corporate Governance".

The Company's By-Laws are available on the company's website (www.mediaset.it).

In compliance with art. 27 of the Company's By-Laws, the Company's Statutory Auditors are appointed based on a list of candidates submitted by the shareholders according to the procedure illustrated here below. The lists should include from a minimum of one candidate for Acting Statutory Auditor and one candidate for Substitute Statutory Auditor to a maximum of three candidates for Acting Statutory Auditor and two candidates for Substitute Statutory Auditor. Candidates are listed by a progressive number.

Each list includes two sections: one regarding the candidates for Acting Statutory Auditors and the other regarding the candidates for Substitute Statutory Auditors. Each candidate may be included only in one of the two lists: if named on both, the candidate is ineligible.

Shareholders are entitled to submit the lists of candidates if they themselves or aggregated, at the moment of submission of such list, hold a shareholding equal to 1% (shareholding determined by Consob through Resolution No. 16319/2008) of the Company's stock capital. Any individual shareholder may not submit or contribute to submitting or vote more than one list, also by proxy or by trust companies. Shareholders belonging to the same group and shareholders aggregated by a shareholders' agreement regarding Company stock may not submit or contribute to submitting or vote more than one list, also by proxy or by trust companies.

The lists, including a professional résumé of each individual candidate underwritten by the shareholders presenting them, shall be submitted to the Company's legal offices (Milan – Via Paleocapa, 3 – weekdays 9:00 a.m. - 6:00 p.m.) at least 15 (fifteen) days before the date scheduled for the General Meeting in first call to resolve upon the appointment of the Company's Auditors, that is, within and not later than 31 March 2008. The company and, specifically, the Corporate Affairs Department, is available to receive such lists. Upon submission of such lists, the following documents shall also be filed: (i) information regarding the identity of the shareholders who have submitted a list, with indication of the relevant shareholding aggregatively held as well as the relevant certification released by a duly authorised intermediary attesting evidence of the entitlement to such shareholding; (ii) a statement attesting that no agreements or other connections of any kind are in place with other relevant shareholders pursuant to the currently enforced law provisions and regulations; (iii) a résumé of each individual candidate detailing the candidate's specific personal and professional profile. Within the same 15 (fifteen) day deadline statements of candidate's acceptance shall also be deposited, including a declaration, under their respective responsibility, that they have no grounds for ineligibility or incompatibility pursuant to the law in force and that they are totally aware of the law provisions regarding the plurality of offices and the requirements set out by the law in force, the regulations as well as the provisions set out in the Company's By-Laws in the matter of appointment of the members of the Board of Auditors, as well as a list of administrative and auditing offices they hold in other companies.

The lists submitted which do not adhere to the afore-mentioned provisions will not be presented for voting.

Shareholders are reminded that pursuant to Art. 2372 of the Italian Civil Code, they may be represented by proxy at the Annual General Meeting for the exercise of their right to vote; individuals holding proxies to represent shareholders may not represent more than 200 single shareholders.

In order to facilitate their accreditation, proxy holders who intend to attend the General Meeting in lieu of the Shareholders or any other assignees may submit documentary evidence of proxies to the Corporate Affairs Department in advance; such documentation shall in any case be also delivered upon accreditation at the General Meeting.

Mediaset Corporate Affairs Department is available for any information at the following numbers: Tel. +39 02 25149588; Fax n. +39 02 25149590 and e-mail: direzione.affarisocietari@mediaset.it. The offices at the Company's headquarters (Milan – Via Paleocapa, 3) are open to public for consultation and/or delivery of the afore-mentioned documentation from Monday to Friday from 9:00 a.m. to 6:00 p.m..

Shareholders are kindly invited to arrive in good time for the meeting in order to facilitate registration. Accreditation procedures will begin one hour before the time fixed for the opening of the meeting.

A shuttle service from the Underground MM2 station of Cascina Gobba is available to attendants to reach the venue for the General Meeting.

The Chairman

Fedele Confalonieri

It is already envisaged that the General Meeting may convene and resolve on the agenda in second call on 16 April 2008 in Cologno Monzese – Via Cinelandia, 5.

2007 Annual Report

Mediaset Group
2007 Annual Report
Directors' Report on Operations

The Consolidated Financial statements have been translated from those issued in Italy, from Italian into English language solely for the convenience of international readers.

Directors' Report on Operations

Dear Shareholders,

2007 was a very dynamic year for the Group headed by your Company, during which, in line with the development objectives defined in the preceding fiscal year, interesting opportunities have been evaluated and exploited at the international level and massive investments of industrial nature have been made in order to enhance production and control of media contents as well as developing control over access to the new distribution platforms.

With regard to territorial expansion, in 2007 Mediaset penetrated two of the world's most important markets, namely the Chinese market, which also strongly contributed to propelling global economic development, and the North-American, Spanish-speaking market, both directly and through its subsidiary Telecinco as well as in partnership with local operators.

2007 was the year in which Mediaset carried out operations aiming at enhancing, vertically integrating and controlling multi-platform media content.

Based on the operations completed in the fiscal year of reference, Mediaset will likely become the only true Major at the European level. Besides the consolidated leadership of RTI in Italy and Telecinco in Spain in the traditional production of TV entertainment programs, Mediaset has also acquired, as a result of its shareholding in the consortium that acquired control of Endemol, control over the most important creative pool of entertainment at the international level and, with the subsequent acquisition of the Medusa Group, control over movie production and distribution of movie rights, a fundamental resource for all the media using video contents on the various platforms. Lastly, the acquisition of Taodue, which is expected to be completed in 2008, will ensure Mediaset the leadership in a continuously expanding area both at the Italian domestic and international level: quality TV fiction. The subsequent integration project of Taodue and Medusa will be designed to reach a critical mass for quality content and represents the initial starting point for a new major targeting the distribution and development of Italian products also abroad.

In 2007, Mediaset also stipulated an important multi-year contract with Universal and Warner which will further develop, complete and expand Mediaset Premium's offering with exclusive movie contents, thus also contributing to increasing the share of the Italian domestic pay market.

At the same time, the TV core business has registered steady growth in margins both in Italy and in Spain,- though in an economic scenario which, especially in Italy, was still weak overall -, an increase in sales and strict control of production costs. The growth in operating profitability accounted for the positive consolidated net result against the previous year despite higher financial charges, due to expenses borne for the development of operations described above and a substantial increase in the tax rate, which was penalised in 2007 by the negative effect of deferred taxation resulting from the reduction in the ordinary tax rates from 2008.

Here below is a summary of the Mediaset Group's ***financial highlights*** as at 31 December 2007 including a comparison with the corresponding 2006 results: :

- **Consolidated net revenues** amounted to **EUR 4,082.1 million**, an 8.9% increase against EUR 3,747.6 million of the previous year;
- **EBIT** amounted to **EUR 1,149.0 million**, a 10.8% increase on a Y/Y basis, net of amortisation and depreciation equal to EUR 1,017.0 million (against EUR 885.7 million of the previous year). **Operating profit-**

ability rose from 27.7% in 2006 to 28.1% in 2007, still the best performance at the corporate consolidated level among continental broadcasting companies;

- **Earnings before tax and minority interest** totalled **EUR 1095.4 million,** up sharply from EUR 1,019.6 million in 2006;
- **Net profit** for the Group totalled **EUR 506.8 million** against EUR 505.5 million in 2006, due to a significant increase in the tax rate mainly attributable to extraordinary charges concerning the re-adjustment of advanced tax assets to the lower tax rates enforced starting from 2008;
- As of 31 December 2007, the Mediaset Group had **6,332 employees** in the companies included in the consolidation area (5,839 employees as at 31 December 2006);

The consolidation from the second half year of the Medusa Group generated higher consolidated net revenues for a total amount of EUR 82.7 million and increased EBIT by EUR 11.0 million. The net equity evaluation of the 33.3% shareholding held in Edam Acquisition I Coöperatief BV, a company that controls the Endemol Group, instead had a negative impact on the consolidated net result equal to EUR – 2.3 million. Such effect was attributable, against a positive trend of Endemol's operating activities, to the charges concerning the acquisition and, in particular, EUR 6.2 million for the amortisation of the intangibile assets identified upon the provisional allocation of the price paid.

- The **consolidated net financial position** increased from EUR -568.3 million as at 31 December 2006 to **EUR -1,208.9 million** as at 31 December 2007. The consolidated net financial debt also reflected liabilities resulting from the payout of dividends by the parent company and the subsidiary Telecinco for a total of EUR 644.7 million, expenses equal to EUR 628 million borne for the acquisition of the Medusa Group and for the capitalization of Edam Acquisition in the context of the operation for the acquisition of Endemol accomplished by the latter. In 2007, **free cash flow,** calculated on the gross amount of gains and losses from dividend payouts, equity investments and disposals of shares and treasury shares, totalled **EUR 666.7 million,** against EUR 363.6 million in 2006. In the previous fiscal year costs were borne, comprehensively equal to approximately EUR 290 million, for the acquisition and development of the DVB-H technology-based mobile digital television and the acquisition of the options on encrypted rights of some important "Serie A" football clubs for the 2009/2010 season.
- **Mediaset S.p.A.**, the holding company, closed the fiscal year with a **net profit** of **EUR 481.6 million** against EUR 522.4 million of the previous year.

Breakdown of data by Geographical Area:

Italy:

- **Mediaset gross television advertising collection** grew in 2007 by 1.1% after a year marked by steady growth that hit the record levels in the last 4 months with double-digit growth in advertising revenue.
- **Mediaset Premium revenues** peaked at EUR 225.9 million, more than twice the figure reached in 2006.
- **Consolidated net revenues** totalled EUR 3,002.1 million, showing a 9.1% increase on a Y/Y basis and a 7% growth excluding the effect of consolidation of the Medusa Group.
- **Television costs** dropped by 0.8%; net of the extraordinary revenue resulting from the re-adjustment of the post-employment benefit plan as at 31 December 2006. The Y/Y increase was extremely limited and equal to 0.4%.
- The Mediaset Networks achieved a comprehensive, 24 Hours and Prime Time aggregated **average audience share** in 2007 equal to 40.6%, up from the previous year and consolidating for the seventh consecutive year its leadership in relation to the 15-64 year old commercial target.
- **EBIT** totalled EUR 663.8 million, consistently growing against EUR 597.1 million of the previous year; operating profitability rose from 21.7% in 2006 to 22.1% in 2007.
- **Net proft** totalled EUR 330.8 million, dropping against EUR 347.2 million in 2006 due to the already mentioned extraordinary effect on the tax rate.

In **Spain**, in an increasingly competitive scenario, Telecinco once again consolidated its leadership position in the Spanish domestic market against its competitors in terms of audience shares, growth in advertising revenue and profitability.

- Publiespana's **gross revenues from advertising** hit a new record with a 8.9% growth on a Y/Y basis;
- **Consolidated net revenues** reached EUR 1,081.6 million, growing 8.4% against the previous year;
- **Overall costs** increased by 6.9%. in line with expectations.
- In 2007, Telecinco held **absolute leadership** for the fourth consecutive year with 20.3% **of the audience share**, breaking away from its main competitors, Antena 3 and TVE1, by approximately 3 percentage points.
- **EBIT** equalled EUR 485.2 million against EUR 439.6 million in the previous year. Opertaing profitability improved from 44.1% in 2006 to 44.9% in 2007.
- **Net profit** totalled **EUR 353.1 million,** a 12.3% increase against EUR 314.3 million of the previous year.

THE GENERAL ECONOMIC SITUATION

In 2007 the macroeconomic scenario was characterized by contrasting trends, showing a rather sensible growth in the first part of the year which, mainly as a result of the US subprime mortgage loan crisis which exploded during the summer period, was followed by a marked slowdown in the following months along with an extremely uncertain business climate, dominated by fears of a recession in the USA and strong strains in the capital markets.

In particular, in the first part of the year growth was driven by the economies of the industriliazed countries (USA, Japan and UE), with the economies of the emerging countries basically holding steady.
In the second part of the year, the considerable increase in the demand for energy and food products on the part of the emerging countries caused a sudden slowdown in the US economy (growth in 2007 stopped at 2.2%), which was only partially mitigated by the Fed's monetary policy and by the weak dollar-currency ratio, which contributed to increasing competitivity of US products in the international markets.

These signs alarmed both the international bodies and private analysts, which reviewed the growth projections of the world economy downward: in 2008, growth is expected to drop by at least one percentage point, after 2007 growth that equalled approximately 5% (5.2% in 2006), mainly as a result of the expansion of the Asian economies. Among the countries registering the highest growth rates in 2007 are China (+11.5%), thanks to strong exports and investments, and India (+9.3%), due to an increase in domestic demand and investments.

The same slowdown expectations expected for the United States are looming up for the European Union as well, even if the general conditions of this geographical region seem more favourable, especially in relation to employment, which continues to show steady growth: in fact, in 2007 the average unemployment rate dropped to 8.4%, a record low for the last 25 years.
In the first half of 2007, the European economy continued to reflect the positive trend of 2006 (+2.9%), closing at +2.7% in 2007, a slight decrease due to the repercussions of the US financial crisis. Spain and Germany were the countries which contributed most to this growth. Inflationary pressure, stemming from the international market of agricultural and energy products, was reflected in the domestic prices, raising the rate of inflation in all countries included in this geographical region.

In 2008, a slowdown of the GDP growth is expected (it is also expected that it will be marked in Spain and more limited in Italy, France and Germany), though a recovery in the growth rate is envisaged for 2009.

The Italian economy is currently suffering the repercussions of the global slowdown.
The phase of moderate recovery that had characterised 2006 lost momentum in 2007, during which GDP grew at + 1,5%, mainly supported by the internal demand components as against a non-existent contribution of foreign demand, due to the rise of the euro currency and the slowdown in the main emerging markets. Compared to the strong acceleration in the last quarter of 2006, the first six months in 2007 were characterised by rather feeble growth, which was followed, in the second part of the year, by a more dynamic reaction. Though below expectations, the positive trend of the Italian SMEs is worth mentioning, as they constitute the backbone of the Italian economy, and, in particular, the dynamic scenario of the Italian manufacturing sector, with special emphasis on the traditional "Made in Italy" sectors: agricultural and food products, interior design, fashion and apparel and mechanics. Italian SMEs have considerably contributed to increasing Italian trade with foreign countries grow, consolidating Italy's position in foreign markets. Last November, ISTAT registered an +11.1% increase in exports against the same period in the previous year. Inflation showed a bullish trend in the last months of 2007, as a result of the increased prices of food products and energy. Despite the rise of the euro currency in 2008, inflation is expected to remain at approximately 2.5% with a tendency towards dropping to 1.8% within 2010. Despite this inflationary recovery, household consumption increased against 2006, especially in relation to high-tech durables, supported by the positive employment trend. In fact, employment prospects are rosy, with an increase in the number of people working and a concurrent decrease in the unemployment rate, which dropped to a record low of 5.9%.
The net debt of Public Administrations in 2007 made for 1.9% (against 3.4% in 2006) and an acceleration of the net debt zeroing process is envisaged in the 2008-2010 three-year period.

DEVELOPMENT OF THE REGULATORY FRAMEWORK IN THE TELEVISION INDUSTRY

Italian Bill No. 1825 regulating the television sector in the stage of transition to digital technology

The proceedings of the Parliament Legislative Commitees (VII Culture, Science and Education and IX Trasportation, Post and Telecommunications) are completed, but the unexpected collapse of the 15th government has blocked the future parliamentary progress of the bill.

Italian Law No.222/07; ratification of the Law Decree No. 159 of 1 October 2007 with amendments regarding urgent economic-financial measures for development and social equity.

This law introduces, among others, two important measures for the transition to the digital terrestrial technology. In the first place, the law postponed to 2012 the deadline for the termination of broadcasting with the analogue terrestrial technology. In addition, it introduced measures aiming at supporting the production of digital TV sets establishing, among other things, a deadline (1 June 2009) within which TV sets sold to consumers must include a digital decoder for the reception of digital television services.

2008 Budget Law

The 2008 Budget Law included amendments for some regulations regarding the "European quotas" which broadcasters have to comply with. In particular, especially determined planning and investment quotas have been set out regarding European works developed in the last five years and also regarding Italian movies developed in the last five years. In addition, the revenues from the pay-TV sector will also be grouped together with those revenues (advertising and fees) which contribute to the determination of the amount upon which the 10% investment threshold for the European works (of the last five years) of independent producers is calculated. The new regime will be enforced during 2008.

European Commission Resolution C52/2005 in the matter of state subsidies for the cost of digital decoders

The Italian Ministry of Communciations began the process of examination and possible quantification of the state subsidies according to the indications given by the European Commission through the latter's decision dated 24 January 2007 and appealed against by Mediaset on 22 May 2007 at the Court of Justice.

Activity of the Supervisory Authority (AGCOM)

Regulation in the matter of advertising, resolution No. 162/07/CSP

This resolution introduced some amendments to the Regulation in the matter of radio-television advertising (res. 538/01/CSP), aligning national norms with the European regulation.

The main new aspects pertain to the following:

- Total equalization of self-promotion and social utility messages to advertising, excluding crowding limitations;
- Introduction of uninterrupted 15 minute TV sale windows and consequent counting in the hourly crowding total of isolated TV sales or TV sales with a duration of less than 15 minutes.

The enforcement of this resolution, which was initially scheduled on 9 February (the sixtieth day from the publication in the Official Gazette), was postponed by the TAR (Regional Tribunal) of the Lazio region, subsequent to a petition for postponement filed by R.T.I. and Publitalia '80, which had identified the need for the Supervisory Authority to determine a date within which all the operators would have had to adjust their operating needs.

Completion of the transition to digital technology in the all digital areas; resolution No. 603/07/CONS

The process of switching from analogue technology to the digital terrestrial is currently under way in Italy through two pilot projects in Sardinia and Val d'Aosta. In these two regions, the switching off of some national network analogue broadcasting (Rai Due and Rete Quattro) has already been completed, adjusting to the new digital technology. The complete switch-off in these two regions is scheduled for the upcoming months (October 2008). In these regions digital decoders were sold to almost 90% of the entire population and the daily use of the digital terrestrial as a tool for television reception exceeded 50% of users.

For the purpose of making the transition to digital technology compatible with the Geneva's international agreements as well as with the EU applicable orientations, the Italian Authority responsible for Communications and the Italian Ministry of Communications in collaboration with DGTVi (the association of broadcasters, grouping both public and private, national and local, digital technology-based enterprises) worked out a planning activity which led to the achievement of the following results:

- Planning of 21 regional networks with homogenous coverage exceeding 80% (in addition to other frequencies that can be used for the development of local networks) compatible and in co-ordination with the Geneva's plan.

- Identification of the assignment criteria, taking both existing operators into account, based on the investments made, and the need for a dividend for new operators and new services: 2 out of the 21 networks will be used by the Italian Ministry of Communications, which will make them available for the new operators and three additional ones will be used in order to develop new mobile technology-based television services.

- Rationalisation and optimisation of existing frequencies: for the first time, planning and the networks will be designed based on SFN (single frequency network) by all operators with maximum exploitation of the available resources and a substantial alignment in the coverage of the networks.

Disciplinary regulation for the carrying out of the selection procedure for the identification of persons which can access 40% of the broadcasting capacity of the digital networks subject to transfer pursuant to resolution No. 109/07/CONS of 7 March 2007 (res. 645/07/CONS)

The disciplinary provision regulating the possibility of content providers of accessing 40% of the broadcasting capacity on the RAI, Mediaset and La7 digital multiplex platforms was published in the Official Gazett of 24 June 2008. With regard to this provision, Mediaset has submitted to AGCOM the price lists applicable for the acquisition of the broadcasting capacity (40%) of the Mediaset 1 and Mediaset 2 digital multiplex platforms.

In this way, the procedure was started, which will allow AGCOM to give indications, provided prior development of the relevant list, of the new parties entitled to access digital broadcasting with the consequent expansion of the television offering.

The process is expected to be completed within next June.

MEDIASET ON THE STOCK MARKET

Factors affecting the share price in 2007

The **digital revolution** is currently changing the competitive leverages in the Media and Telecommunications industry all over the world. The evolution in these sectors is changing and will continue to change in the upcoming years the modalities of exploitation of multimedia contents.

In this context, with specific reference to the **commercial television sector**, all market analysts agree in stating that the convergence between distribution platforms will create development opportunities (multi-channel offers and pay-TV), but will also face the potential threat of fragmenting the audience and increasing the number of available platforms for the exploitation of the visual content (mobile telephony, Internet, etc.).

2007 was characterised by the subprime mortgage loan crisis, which engendered a growing bearish trend in the capital markets and, in particular, the credit markets. The crisis triggered off a chain reaction, which first hit the loans used for acquisitions and then expanded to consumer credit and mortgage loans, negatively affecting household purchasing power.

In 2007, this strongly dynamic macroeconomic scenario generally slowing down in the US and in Europe was coupled with the contingent **weakness of the advertising market,** characterised by high volatility both in Italy and in Europe.

If we zoom in on Mediaset, the 2007 trend of the advertising sector developed at two different speeds:

- In **the first half of the year**, 2007 was characterised by a reduction in advertising investments, which was concentrated in the first quarter of the year, with a recovery in the second quarter.
- In **the second half of the year**, 2007 was characterised by a significant recovery of advertising investments in particular in the last quarter (+11%), which permitted the achievement of the target of positive growth in advertising sales against the previous year.

The trend at Piazza Affari

Over 2007, the Mediaset blue chip's trend reflected the general economic slowdown and, in particular, it was affected by the threats about a reduction in advertising sales.

In fact, 2007 was characterised by the application of a general **downgrading** of the financial market on the implicit valuations of the securities of the Media segment.

For the afore-described reasons, in 2007 the entire Media segment in Europe underperformed all the main European stock indexes.

In this context, Mediaset performed better than the main European broadcasters. For example, Mediaset registered a better performance than Antena3 by 16.8%, Tf1 by 12.2% and Prosieben by 9.3%.

The Mediaset blue chip closed at year end at EUR 6.9 below the initial price at the beginning of 2007 (EUR 9.2). In 2007, Mediaset average price was EUR 7.88 with a trough of EUR 6.42 on 27 November and a peak of EUR 9.50 on 19 January.

It should be noted that from its initial listing (July 1996) to date, the Mediaset blue chip shares have overperformed the main segment-specific indexes and **almost doubled** its value (+95%).

Mediaset share price	2007	2006	2005	2004	2003
Maximum Price (EUR)	9.5	10.3	11.1	10.0	9.9
	19 Jan 2007	*21 April 2006*	*31 March 2005*	*26 Jan 2004*	*2 Dec 2003*
Minimum Price (EUR)	6.4	8.5	8.8	8.2	6.2
	27 Nov 2007	*22 Sep 2006*	*27 Oct 2005*	*12 Aug 2004*	*10 Feb 2003*
Opening Price 1/1 (EUR)	9.2	8.9	9.3	9.6	7.2
Closing Price 31/12 (EUR)	6.9	8.9	8.9	9.3	9.4
Average Volume (m)	6.6	7.1	8.6	5.4	5.7
Maximum Volume (m)	43.5	34.8	45.3	26.2	36.2
	2 March 2007	*10 May 2006*	*13 aprile 2005*	*18 June 2004*	*20 June 2003*
Minimum Volume (m)	1.9	0.8	1.6	0.9	1.5
	27 Aug 2007	*2 Jan 2006*	*8 Aug 2005*	*31 Dec 2004*	*12 Aug 2003*
Number of ordinary shares (m)	1,138.3	1,138.3	1,138.3	1,181.2	1,181.2
Capitalisation 31/12 (EUR m)	7,854.3	10,130.9	10,130.9	10,985.4	11,103.5

Mediaset vis-à-vis the main broadcasters

(January-December 2007)


MS IM Equity - Ultimo prz 75.2917
TF1 FP Equity - Ultimo prz 64.1696
120
110
100
90
80
70
60
Jan 26
Feb 23
Mar 30
Apr 27
May 25
Jun 29
Jul 27
Aug 31
Sep 28
Oct 26
Nov 30
Mediaset blue chip
Antena3
Prosieben
TF1

Mediaset vis-à-vis the main indexes

(from the initial listing in 1996 to 2007)


CCMP Index - Ultimo prz 240.2534
600
500
400
300
200
100
Dec 31 1999
Dec 28 2001
Dec 30 2005
2003
2007
Mediaset blue chip
DJ Stoxx Media Index
MIB30 Index
Nasdaq Index

The exchanges

In 2007, Mediaset blue chip shares registered daily average trading volumes equal to 6.6 million of shares for an OTC value of over EUR 51.7 million. In total, the number of Mediaset securities traded in the fiscal year of reference on the Borsa Italiana computerized market was over 1.6 billion. The record level of Mediaset daily trading volumes exchanged was reached on 2 March 2007 with approximately 43.5 million shares, while the minimum level was registered on 27 August 2007 with approximately 1.9 million shares changing hands.

Composition of the Company's Stock Capital as at 31/12/2007

As at 31/12/2007 the main shareholder of Mediaset was the Market with approximately 60% of the Company's stock capital. Fininvest is still the controlling shareholder with a shareholding of 35.97%. Mediaset has treasury shares equal to 3.79% of the Company's stock capital.

From a geographic standpoint, Mediaset free capital (60.24%) is well distributed in the different markets: approximately 17% of the shares are owned by Italian investors while the remaining 43.3% is owned by international investors.

Among these, the countries in which there is greatest attention to the Mediaset blue chip are the United States and the United Kingdom with approximately 23.33% and 5.80% of the total free capital, respectively, followed by Germany with approximately 3.57% and Belgium with 2.95% of the total free capital.


Mediaset Shareholder
RETAIL
13.59%
FININVEST
35.97%
INSTITUTIONAL
INVESTOR
46.65%
OWN SHARE
3.79%


Floating (60,24%)
Geografical Breakdown
OTHER
6.44%
BELGIUM
2.95%
UK
5.80%
RETAIL
13.59%
GERMANY/AUSTRIA
3.57%
FRANCE
1.08%
ITALY
3.48%
USA
23.33%

MAIN CORPORATE OPERATIONS AND EQUITY INVESTMENTS

- On 3 July 2007, following to the release of the necessary authorisations from the competent Authorities, Edam Acquisition B.V., based on the agreement stipulated on 14 May 2007, acquired from Telefonica 99.7% of Endemol Investment holding BV, the holding owning 75% of **Endemol NV**, an operating company listed at the Amsterdam Stock Exchange, which the multinational group of the same name with operations in 25 different countries, leader in the creation, development and sale of formats and in the production of very successful TV dramas and TV soap operas, belongs to.

  Edam Acquisition B.V. is indirectly wholly owned by Edam Acquisition Holding I Coöperatief U.A., equally owned by the newly-established Mediacinco Cartera S.L. (25% Mediaset Investment S.a.r.l., 75% Gestevision Telecinco S.A.), Cyrte Fund II BV (the private equity fund belonging to John de Mol, Endemol's founder) and Goldman Sachs Capital Partners VI LP (Gruppo Goldman Sachs Inc.).

  The consideration paid by Edam Acquisition B.V. for the purchase of the afore-mentioned shareholding was EUR 2,629.6 million, corresponding to the assessment of assets and liabilities comprised in the transaction operation and an implicit valuation of the shares of the listed company Endemol N.V. equal to EUR 25/share (including dividends of EUR 0.45/share).

  Edam Acquisition B.V. also acquired a shareholding directly owned by Cyrte Fund II in Endemol N.V., equal to 5.9% of the capital, for a consideration equal to EUR 184.3 million (corresponding to the same price of EUR 25 per share acknowledged to Telefonica) and on 4 July 2007, Edam Acquisition B.V. launched a tender offer on the remaining 19% of the capital of Endemol N.V. at the price of EUR 24.55 per share (corresponding to EUR 25 per share acknowledged to Telefonica net of the dividend of EUR 0.45 per share paid out on 31 May 2007).

  Following to the operations correlated to the tender offer above mentioned and completed on 3 August 2007, Edam Acquisition B.V. obtained 99.73% of the shares of Endemol N.V.'s capital. The company withdrew from the NYSE Euronext listing of the Amsterdam Stock Exchange on 12 September 2007.

  The Consortium financed the entire operation which required an overall outlay, including the costs directly correlated to the acquisition, equal to EUR 3,436.7 million, through own funds for a total amount of EUR 1,395 million (of which 33.% equal to EUR 465 million paid by Mediacinco Cartera) and through bank loans for the remaining portion.

  Investors were assisted by Mediobanca and Goldman Sachs International during the transaction operation.

- On 10 July an agreement was stipulated between Mediaset S.p.A. and Fininvest S.p.A., already announced on the previous 3 July, regarding the purchase by the latter of 100% of the stock capital of **Medusa Film S.p.A.** from R.T.I. S.p.A.

  The consideration regarding this transaction, equal to EUR 151.8 million, was calculated based on the Medusa Group consolidated net equity as of 31 December 2006. As an integration to the payment of the consideration established for such operation, Mediaset S.p.A. undertook to pay to Fininvest S.p.A. a further amount of up to a maximum of EUR 18 million in correspondence with the box office results achieved by the movie products distributed in 2007 and 2008. The fairness evaluation of the consideration against the market values was carried out by the investment bank Lehman Brothers International.

  The Medusa Group operates in the production and distribution of Italian and international movies with an annual average investment in Italian movie products of approximately EUR 65 million, in the management of movie theatres, in the development of multiplex complexes and in home entertainment.

- On 28 November 2007 an agreement was stipulated for the establishment of a joint venture between Medusa Film, Italian domestic leader in the production of movie products, and **Taodue**, a leading company in the production of TV dramas founded in 1991 by Pietro Valsecchi and Camilla Nasbitt. The operation that will be completed in the first half of 2008, envisages the establishment of a new company, owned by RTI at 75% and by the current partners of Taodue at 25%, comprising 100% of Medusa Film and Taodue at a cost of approximately EUR 107 million for Mediaset.

  This operation, which aims at creating a new Italian major, extends the process of development in the world of content that Mediaset began with the acquisition of the Medusa Group and the shareholding in Endemol with the ultimate goal of exploiting any growth opportunities present in Italy and abroad.

  The project enables Mediaset to acquire control over the entire life cycle of the rights, giving it the possibility of also identifying new windows, enriching its library, pursuing development also in the new media segment and ensuring a direct and increasing commitment in the production of movie and TV dramas products.

On 3 August 2007 Publieurope Ltd. established a WFOE (*Wholly foreign owned enterprise*), the **New Century Advertising Co. Ltd.**, with legal address in Beijing and an authorized registered capital of USD 35 million, of which USD 19.5 million contributed at of 31st December 2007. At the completion of the transaction set forth in the agreements entered into with the Chinese group China Global Media, during the first months of 2008 Mediaset and China Global Media will indirectly participate in such company with stakes of respectively 49% and 51%.

Starting from last October 1st, the transmission of a sport channel called China Sport Network has been started by the Chinese group China Global Media, transmitted for the time being in 7 Chinese provinces with a coverage of approximately 400 million people.

New Century Advertising will mainly manage the activities for the advertisement collection of such channel in China. In the framework of the agreement between Publieurope Ltd. and Chinese group China Global Media, Publieurope Ltd. has acquired the exclusive management of the advertisement collection of such channel outside of China.

EVOLUTION OF OPERATIONS BY SEGMENT OF ACTIVITY

Italy

The advertising market

Based on Nielsen data, the advertising market in 2007 generated sales, also including satellite TV and Free press, totalling EUR 8,978 million (EUR 8,783 million on an equally comparable area), up +3% corresponding to EUR 255 million. A result clearly above expectations if one considers the uncertain climate that pervaded Italy throughout 2007.

2007 started with a negative trend during the first months of January and February, though alredy in March a recovery seemed possible and, in fact, the recovery consolidated during the following months, so much so that investments in the second quarter were up +1.2%, +4.6% in the third quarter and +7.1% in the fourth and last quarter.

In the first nine months, the Mediaset Group's advertising sales were characterised by a negative trend. In the last quarter the gap against the previous year was more than completely made up, so that the year ended with a positive figure. In fact, the recovery started in April, after losses in the first three months, and in the second quarter the trend turned around, registering +0.3% growth. This positive trend continued over the third quarter and in the last months of 2007 advertising sales peaked at 11%.

With specific reference to the means, +1.2% was registered by RAI (steady at +0,2%) and Mediaset positive with +1.1%. Television keeps its leading position among the means with a share of 53% while Mediaset holds 34.5% of the market.

Advertising investments in the print media increased by 3%, spurred by the dailies, which increased by +3.3% on national advertising (as a result of the transition to the full colour of all the dailies) and by +5.1% on local advertising. Periodicals, which proved very dynamic thanks to the development and restyling of various magazines, stopped growing at +2,5%.

Radio is very lively with +8% completely attributable to commercial radio stations, 9.9%, while radio Rai ended break even at +0.2%.

Bill posting posted a positive result: +1,9% unlike cinema dropping by -8.4%.

Internet continued to show an excellent trend with a +42.7% increase, reaching EUR 282 million and overtaking the aggregated investments of bill posting and cinema, according to Nielsen data.

Media *	2007		2006		Change
	EUR m	share %	EUR m	share %	%
Press	3,102	35.3%	3,096	35.5%	0.2%
Television	4,653	53.0%	4,705	54.0%	-1.1%
Radio	476	5.4%	441	5.1%	7.8%
Outdoors	201	2.3%	197	2.3%	2.1%
Cinema	70	0.8%	76	0.9%	-8.1%
Internet	282	3.2%	198	2.3%	42.7%
Total Market	**8,783**	**100.0%**	**8,713**	**100.0%**	**0.5%**

(*) classical area: excluding satellite TV and fre press

The Consumer Goods segment, which generated advertising sales equal to EUR 2.6 billion with a market share of 32.1%, remained unaltered (-0.7%) against the previous year. Television maintained its leadership within this aggregate with a share equal to approximately 80%, of which 64% on the Mediaset networks.

The Automotive sector reached EUR 970 million in line with 2006. Telecommunciations generated advertising sales for a total of EUR 735 million, a 6.0% growth of which approximately 51.2% on the Mediaset networks. Apparel:

among the main sectors, fashion and apparel is the fastest growing. The Mediaset networks gained approximately +29.4% more on a Y/Y basis.

Finance/Insurance generated EUR 404 million in advertising sales, showing a steady growth trend; televison covered 45.4% and the Mediaset networks qualified as the best planned means with a 10.1% increase.

Lastly, it is worthwhile mentioning the market share growth in the sector of interior design, home textiles and bathroom products, pharmaceuticals/sanitary products, household appliances, games/educational products, industry/construction, of which the Mediaset networks benefited most.

Publitalia customers maintained the same characteristics in terms of indicators compared to the previous year; the company has 1;130 customers, 308 of which are new, which generated commissions for a total of approximately EUR 120 million, which, in proportion, corresponds to approximately 4% of the total commissions. The first 10 top customers generated approximately 25% of the total commissions, while the first 100 customers made for 71% of the entire sales volume. These indicators are in line with the preceding fiscal years.

Commercial TV: programme schedule and audience share

The Group's generalistic networks - Canale 5, Italia 1 and Retequattro – are controlled by Rti, which is responsible for the creation and development of the programme schedules, the production of the original programmes and the acquisition of the library of the rights.

In 2007, each network broadcast 8,760 hours of scheduled programming for a total of 26,280 hours, 44.9% of which were original self-produced programmes.

The table below shows the organisation of the hours of the programme schedule issued in 2007 for each individual network and type, broken down by original productions and rights.

Mediaset Networks - Broadcasted programmes - 2007

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	718	8.2%	1,193	13.6%	2,253	25.7%	4,164	15.8%
Tv Movie	638	7.3%	324	3.7%	263	3.0%	1,225	4.7%
Mini-series	182	2.1%	60	0.7%	122	1.4%	364	1.4%
Telefilm	995	11.4%	2,050	23.4%	1,703	19.4%	4,748	18.1%
Tv Romance	44	0.5%	-	0.0%	10	0.1%	54	0.2%
Sit-com	167	1.9%	735	8.4%	100	1.1%	1,002	3.8%
Soap	515	5.9%	-	0.0%	626	7.1%	1,141	4.3%
Telenovelas	60	0.7%	-	0.0%	250	2.9%	310	1.2%
Cartoons	-	0.0%	1,471	16.8%	-	0.0%	1,471	5.6%
Total TV Rights	**3,319**	**37.9%**	**5,833**	**66.6%**	**5,327**	**60.8%**	**14,479**	**55.1%**
News	2,710	30.9%	778	8.9%	1,334	15.2%	4,822	18.3%
Sport	7	0.1%	896	10.2%	3	0.0%	906	3.4%
Entertainment:	2,240	25.6%	862	9.8%	1,190	13.6%	4,292	16.3%
soft entertainment	*972*	*11.1%*	*429*	*4.9%*	*183*	*2.1%*	*1,584*	*6.0%*
talk show	*338*	*3.9%*	*3*	*0.0%*	*-*	*0.0%*	*341*	*1.3%*
music	*28*	*0.3%*	*143*	*1.6%*	*83*	*0.9%*	*254*	*1.0%*
quiz-game-show	*543*	*6.2%*	*220*	*2.5%*	*20*	*0.2%*	*783*	*3.0%*
reality	*315*	*3.6%*	*32*	*0.4%*	*3*	*0.0%*	*350*	*1.3%*
soft news	*44*	*0.5%*	*35*	*0.4%*	*901*	*10.3%*	*980*	*3.7%*
Culture	69	0.8%	8	0.1%	312	3.6%	389	1.5%
Teleshopping	415	4.7%	383	4.4%	594	6.8%	1,392	5.3%
Total in-house productions	**5,441**	**62.1%**	**2,927**	**33.4%**	**3,433**	**39.2%**	**11,801**	**44.9%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**8,760**	**100.0%**	**26,280**	**100.0%**

Total audience figures in the 24-hours during 2007 show an average of 8,989,000 viewers, a slight downturn against the same period in 2006 (-2.6%).


Trend Total Audience - 24 hours
9095
9140
9284
9213
9230
8989
2002
2003
2004
2005
2006
2007

In 2007, the Mediaset channels posted 40.6% of audience share in Prime Time and in 24-hours Ore and 40.3% in Day Time (increasing by +0.3% and 0.2% against the same period in 2006 in 24-hours and Day Time, respectively, while remaining steady in Prime Time). Results remained highly positive in the commercial target group (aged 15-64), of greatest interest to advertisers, with the three Mediaset Channels confirming their leadership positions in all the time bands, thanks to the first position - held by Canale 5 - and the third ranking of Italia 1, thus coming in ahead of the state-owned broadcaster (Mediaset has +5.5 points lead over RAI).

Canale 5 achieved an average share of 21.6% in Prime Time on the total number of viewers. In the commercial target (15-64 years) the flagship channel was once again top in all time bands: 22.6% in 24-hour, 22.2% in Day Time and 23.5% in Prime Time.

Italia 1 confirmed its position as Italy's most popular channel among younger viewers with 25.4% in the 4-14-year-old age band in the 24-hours. Overall viewing figures reflect the appreciation for the quality of the channel's output: 11.2% in the 24-hours; 11.3% in Day Time and 10.7% in Prime Time. In addition, it is worth noting that Canale 5-Italia 1 are leaders in the 4-34-year-old target group.

Retequattro confirmed its position as the third channel among senior viewers (over 65) with a 12.3% share in the 24-hours, maintaining its strategic control on this target. Figures for individual viewers were 8.7% in the 24-hours and in Day Time and 8.3% in Prime Time.

Share individuals - 2007	24 hours	Prime Time	Day Time 7:00-2:00
	20.7%	21.6%	20.3%
	11.2%	10.7%	11.3%
	8.7%	8.3%	8.7%
MEDIASET	**40.6%**	**40.6%**	**40.3%**


YEAR 2007: % SHARE TARGET 15-64 years
43
37.5
42.8
37
42.9
40.6
24 ore
Day Time
Prime Time
Mediaset
RAI

The guarantee periods

In the autumn guarantee period (from 9 September to 1 December) Mediaset recorded ratings of 41.0% in Prime Time, 40.5% in 24-hours and 40.3% in Day Time.

In the early evening slot Canale 5 reached a share of 22.7%, the same share achieved by Rai 1, while Rete 4 increased both in Day Time (+0.6% against 2006) and in Prime Time (+0.1%) and in the 24-hours (+0.5%).

Thanks to the leadership of Canale 5 and the third place of Italia 1, Mediaset confirmed its first place ranking in the 15-64-year target in all time bands (43.2% in the 24-hours, 43.0% in Day Time and 43.6% in Prime Time).


AUTUMN 2007:
% SHARE COMMERCIAL TARGET 15-64 years
43.2
38.1
43
37.9
43.6
40.3
24 ore
Day Time
Prime Time
Mediaset
RAI

Programme production

In 2007, Rti produced 37.6% of the programmes broadcast by the Mediaset channels. There was a fall in the number of programmes proposed in the schedule in the two years of reference. Here below is a summary breakdown by type.

Type	Number in-house productions								
	2007			2006			Change %		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Programmes TV									
Entertainment and talk show	37	57	94	35	46	81	5.7%	23.9%	16.0%
Documentaries	-	-	-	-	3	3	0.0%	-100.0%	-100.0%
Events	-	1	1	-	2	2	0.0%	-50.0%	-50.0%
Cultural and Informative Progr.	5	38	43	6	42	48	-16.7%	-9.5%	-10.4%
Soft news	-	17	17	-	25	25	0.0%	-32.0%	-32.0%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	-	8	8	1	14	15	-100.0%	-42.9%	-46.7%
Promo and Ads	-	7	7	-	6	6	0.0%	16.7%	16.7%
Sport	-	17	17	2	18	20	-100.0%	-5.6%	-15.0%
Game and Quiz show	6	8	14	7	9	16	-14.3%	-11.1%	-12.5%
Music	6	8	14	3	5	8	100.0%	60.0%	75.0%
Soap	-	2	2	-	2	2	0.0%	0.0%	0.0%
Shopping			-	-	-	-	0.0%	0.0%	0.0%
Serial Fiction	7	-	7	9	-	9	-22.2%	0.0%	-22.2%
Total programmes TV	**61**	**167**	**228**	**63**	**176**	**239**	**-3.2%**	**-5.1%**	**-4.6%**
Commercial programmes									
Teleshopping	4	46	50	3	50	53	33.3%	-8.0%	-5.7%
Total Commercial progr.	**4**	**46**	**50**	**3**	**50**	**53**	**33.3%**	**-8.0%**	**-5.7%**
Total	**65**	**213**	**278**	**66**	**226**	**292**	**-1.5%**	**-5.8%**	**-4.8%**

Scheduling

Canale 5

Over the year the channel broadcast a wide range of entertainment programmes: La Corrida (31.9%), C'è posta per te (27.5%), Amici (over 28% of share both in the afternoon time band and in the early evening slot), Zelig (26.9% with peaks exceeding 40% in the young target), Grande Fratello 7 (25.8%).

On the attack in Prime Time Striscia La Notizia ended 2007 on 27.6%.

On the TV drama (docudrama) front, Il Generale Dalla Chiesa (29.8%), Maria Montessori (29.4%), Il Capo Dei Capi (28.3%), Nassirya per non dimenticare (24.6%).

Italia 1

A number of Mediaset productions were particularly successful: in Prime Time, Le Iene Show, had an average share of 15.9% in spring (reaching 20.4% in autumn in the late evening slot) and Colorado 20.5%. In the late evening slot, Urban Legends achieved a 25.4% share.

In terms of series, both medical and investigation dramas proved successful with Dr. House Medical Division achieving 16.6% of share, Grey's Anatomy 13.9%, CSI:Crime Scene Investigation 12.3% and, last but not least, the two spinoffs CSI:Miami and CSI: New York with 12%.

The contribution of some sports programmes was also particularly valuable: the Motomondiale world motorcycling championship for the Motogp, 250cc and 125cc category races recorded 32.7%, 16.9% and 13.6% of share, respectively. Lastly, Controcampo ultimo minuto ended 2007 with an average share of 15.4%.

Rete 4

In terms of productions, from Monday to Friday, Forum recorded a 17.2% share, while on the weekend, Melaverde and Pianetamare ended 2007 with 12.1% and 10.2%, respectively.

177 film were broadcast, among the most popular in recent months: Continuavano a chiamarlo..., Robin Hood Principe dei ladri, Le ali della Libertà, Il Castello, Chi trova un amico..., Duro da Uccidere, Schindler'sList; all of which achieved an average audience of more than two and a half million viewers.

It is also worth noting that the soap opera Tempesta d'Amore obtained a 10.2% share in the 8:00-8:25 pm time window and 10.9% in Prime Time.

Acquisition and management of TV rights

The table below analyses the Mediaset Group library of the Free TV television rights as at 31 December 2007:

Mediaset Library at 31 December 2007	**N. titles**	**Episodes**
Film	3,524	3,524
Telefilm	975	19,003
Telenovelas	6	1,034
Cartoons	559	20,468
Mini-series	283	913
Soap	20	3,445
Tv movies	1,278	1,316
Others (Musicals, Variety, Short, Docum., ecc.)	457	1,458
Total	**7,102**	**51,161**


Soap and Telenovelas 0.4%
Cartoons 7.9%
Mini-series 4.0%
Telefilm 13.7%
Film 49.6%
Tv movies 18.0%
Others (Musicals, Variety, Short, Docum., ecc.) 6.4%

In 2007, R.T.I. negotiated and stipulated important multi-year contracts with Warner Bros, Universal and Sony Columbia and completed the purchase of an annual bundle of rights with Disney. In addition to the acquisition of free TV products, the agreements with Warner Bros. International and Universal will also include pay TV products aimed at further strengthening the new "Premium Gallery" offering.

This year, too, the agreement for the supply of rights with sister company Medusa Film S.p.A., Italy's market leader in the movie distribution sector, was confirmed.

With reference to in-house productions of TV dramas, 2007 was characterised by a high level of productions, in line with that of recent years, and aimed at reinforcing the Group's core business. These efforts have seen TV drama become a cornerstone and defining characteristic of R.T.I. S.p.A.'s scheduling. A number of long series (TV films and soap operas) were continued and projects defined for the development of high quality mini-series related to current affairs, literary classics and great Italian personalities.

It should be noted that Mediavivere S.r.l. was commissioned to produce the sequel of the "Questa è la mia terra" TV drama. The company was also assigned the project of developing new TV dramas that will be produced during 2008.

In 2007 R.T.I. S.p.A. continued to work to further strengthen its library of rights.

Among the numerous agreements stipulated and projects developed are:

- the acquisition, in line with existing long-term agreement with American majors, for: Spider Man 2, Il codice da Vinci, Closer, The Terminal, Pirati dei Carabi-La maledizione del forziere fantasma, Hitch, lui si che capisce le donne, Shrek 2, Shark Tale, The Ring 2, Mi presenti i tuoi, Mission Impossible 3 and Io, Robot ;
- the acquisition of rights for first-run TV series: Ugly Betty, Shark, Heros, Eli Stone, Psych, Dirty Sexy Money, Tudors, Saved, Damages, Kyle XY and October Road;
- the acquisition of rights for the new seasons of successful TV series such as: Dr House, Grey's Anatomy, 24, Missing, Law & Order: Special Victims Unit, and Law & Order: Criminal Intent, Simpson, American Dad, My Name is Earl;
- the acquisition of the following films from Medusa Film S.p.A. for the current season: Ti amo in tutte le lingue del mondo, Oliver Twist, Giorni dell'abbandono, Cuore Sacro, Quo vadis, baby? and The Crusades;
- the production tendency in favour of long series led to the development of sequels of successful series such as Distretto di Polizia, Carabinieri, R.I.S, and I Cesaroni, which in the last series proved particularly popular with viewers;
- the development of a number of high-profile productions in terms of subject, cast and authors, including: Capo dei capi, Chirurgia d'urgenza, I liceali, Crimini bianchi, Mogli a pezzi, Il sangue e la rosa, Anna e i cinque, Aldo Moro, Io non dimentico and Fuga per la libertà;
- of particular relevance was the production of the seventh series of Centovetrine, the Italian Soap Opera comprising 230 episodes which, along with the new episodes of the sit-coms Camera Cafè , Belli Dentro and Buona la Prima have consistenly achieved high ratings.

Digital terrestrial technology

In 2007, R.T.I. S.p.A. confirmed its commitment to the development of in-house and outsourced television programmes for digital technology on terrestrial frequencies. The digital terrestrial television (DTT) represents an innovative TV broadcasting system using digital technology that can be received through a normal antenna, without satellite dishes or special aerials.

In order to access the new service, viewers receiving the signal need only a decoder or digital "set top box" that must be connected to the antenna cable input.

The main advantages of digital terrestrial television compared to analogue television are:

- higher image quality, free of the noise typical of analogue broadcasting and uniform in any area of coverage;
- possibility of viewing programmes in 4/3 or 16/9 video formats, with double stereo sound (for example, in order to watch films in the original language) and audio Dolby Digital 5.1;
- increase in the number of channels at equally available transmission capacity: digital technology allows to broadcast up to seven programmes in one single frequency as compared to one only for analogue technology;
- possibility of channelling interactive applications through which a viewer may actively participate in the content of a programme or receive correlated and additional information;
- possibility of channelling contents, both paid and free, thanks to the possibility of encrypting the signal.

In brief, the shift from analogue technology to digital technology has completely revolutionized the idea of television, multiplying the viewer's choice of content and transforming television from a passive to an active means of communication.

Thanks to digital terrestrial technology, R.T.I. S.p.A. is continuing to innovate its offer of traditional television entertainment. The offer of the three flagship channels has been expanded with highly useful and attractive interactive services; R.T.I. S.p.A is producing three new channels – Boing, Iris and Mediashopping; carrying 5 channels for third-party operators; proposing a premium pay-per-view offer and developing an offer for Mobile TV using DVB-H technology.

In 2007, R.T.I. S.p.A. and its subsidiaries worked to further expand the coverage of its existing digital networks, the reinforcement of exclusive content, both paid and free, that proved to be very appreciated by television viewers.

R.T.I. S.p.A.'s efforts concentrated on the development of digital terrestrial television in 2007 and led to the achievement of important objectives in different areas: the spread of Digital Terrestrial Television, infrastructure development and the DTT transport offer, participation in the DGTVi consortium and support for the swith-off, the consolidation of the new channel Boing and the expansion of the free offer through Iris, as well as the expansion of the Mediaset Premium offer and the announcement of a new Gallery offer to be launched in 2008 and the launch of Mobile TV using DVB-H technology.

The spread of DTT

In 2007, digital terrestrial television continued with its expansion plan. Research conducted by GFK – Eurisko revealed that in the January-November 2007 time span approximately 1,900,000 DTT decoders were sold, of which approximately 900,000 were idTV integrated, increasing the total number of houselholds with a digital terrestrial decoder to 6,375 million.

A range of factors have contributed to confirming this success: in addition to the expansion of the free and pay offer and the increased coverage of the multiplexes, there was also a noticeably beneficial effect resulting from the switching off of Rai Due and Rete 4 analogue broadcasting in the Valle d'Aosta and Sardinia regions. Moreover, the current and projected sales of DTT decoders show that Italian households are increasingly adjusting to the new technology in anticipation of the switch-off scheduled for 2012. However, idTV sales did not completely replace sales of decoders, which also in 2007 confirmed at the same level of the previous year. Retail prices of the cheapest interactive decoders remained steady at EUR 70 and 96% of the decoders purchased by Italian households support the DVB MHP 1.0.2 interactive standard and are equipped with smart card reader for the reception of pay services, including Mediaset Premium e La 7 Cartapiù.

The penetration rate of the digital terrestrial television platform in Italian households continues to show an upside trend despite the difficulties and already in the first months of 2008, it will benefit from the "label/sticker" initiative presented by DGTVi in collaboration with set-top box and integrated digital TV sets manufacturers as a guarantee for the receiver's technical qualitative features and with the intention of protecting users.

Estimates for 2008 indicate a marked increase in the number of households equipped to receive DTT, also as a result of the further enhancement of the free and pay offer, the expansion of the coverage of the different multiplexes and also as a result of the communication initiatives planned in order to advise the citizens of Turin, Cuneo and Trent that the swith-off of Rai 2 and Rete 4 analogue broadcasting is scheduled for next October 2008 in Turin and Cuneo and February 2009 for the autonomous province of Trento. This is the next important step in the process of transition from analogue to digital technology, proceeding towards the completion of the digitalization process of terrestrial broadcasting within December 2012 as mandated by law.

Participation in DGTVi and switch-off support

A decisive role in the promotion and dissemination of digital terrestrial technology in Italy has also been played in 2007 by the DGTVi association, whose members include all the Italian national free-to-air broadcasters, including R.T.I. S.p.A., and the federation of local TV broadcasters.

In 2007, il DGTVi, having joined Italia Digitale the previous year, maintained its leadership role in the definition of open and interoperating standards for digital terrestrial receivers and decoders and in the promotion and support of the switch-off process for analogue television and the switch to digital, assisting the coordination of local and national operators involved in this delicate and important transition process.

In this respect, on the occasion of the third Italian national conference on digital terrestrial television held in Turin, DGTVi presented the "label/sticker" initiative aimed at assisting consumers in the identification of decoders and receivers suitable for the reception of the digital terrestrial signal according to European standards and based on standard interoperability and horizontality principles. This project represents the completion of the coordination activities performed by the association in the sector of digital receivers and decoders. These stickers, divided into two categories, one for decoders and one for TV sets with integrated decoders, will be available in retail shops starting from the beginning of 2008.

DGTVi communication activities were mainly concentrated in the two pilot switch-off regions. In Sardinia, for example, concurrently with the second stage of the switch-off process, 400,000 information leaflets were distributed. In addition, during the conference in Turin, the Piedmont region and the autonomous province of Trento signed a general guideline agreement with the Italian minister of Telecommunications and the President of DGTVi in order to start the switching-off process in 2008 and complete it in 2011 and 2009, respectively. For the upcoming years, therefore, the DGTVi association is committed to promoting digital terrestrial television in Italy and in the switch-off areas: Sardinia, Valle d'Aosta, Piedmont and the Province of Trent.

Development of the DTT infrastructure and signal transport system

The combined efforts of the many operators in the sector who have continued to invest in the development of the digital terrestrial platform are currently making a remarkable contribution to the upgrading and strengthening of Italian DTT infrastructures. At the end of 2007, there were 10 digital terrestrial multiplexes operating in the country (two exclusively dedicated to DVB-H technology) and 180 multiplexes with local or regional coverage.

The 8 multiplexes with national coverage operating in 2007 are: Rai A, Rai B, Mediaset 1, Mediaset 2, D-Free, Telecom Italia Media A, Telecom Italia Media B, L'Espresso. The two multiplexes exclusively dedicated to digital terrestrial broadcast of content for reception by mobile devices (DVB-H) are owned by R.T.I. S.p.A. and by mobile operator H3G.

Through Elettronica Industriale S.p.A., R.T.I. S.p.A. has made concerted efforts to extend coverage of the Mediaset 1 multiplex, which currently reaches 81% of the population and the Mediaset 2 multiplex, which currently reaches 75% of the population. The new multiplex dedicated to the broadcast of DVB-H standard content currently covers more than 70% of the population.

The range of channels currently on offer includes 28 channels available in free digital terrestrial mode with national coverage, 9 of which are the same as the analogue offer (simulcast) and 19 new channels created for the digital platform. The number of DTT channels is destined to increase in the upcoming years, considering the announcements made by various operators (among which also R.T.I. through the Bis channel) regarding their intention to launch of new channels and also thanks to the future development by means of tender of the regulatory obligation to transfer 40% of broadcasting capacity of the MUXs of Mediaset, RAI and Telecom Italia Media to third-party operators.

R.T.I. S.p.A. played an important role in the development of the DTT offer, broadcasting 11 channels: the flagship networks in simulcast with analogue TV, 3 new DTT-dedicated channels (Boing, Iris and Mediashopping) and 5 channels of third-party operators unrelated to the company (Class News, BBC World, Coming Soon, Sport Italia and Sport Italia Live24). In addition, the Mediaset Premium pay per view services were broadcast as well as over 50 interactive services, 80% of which were associated with the three general programming networks. On 19 January 2008, Gallery, the new Mediaset Premium cinema and drama offer was launched, Premium, which will broadcast through the Dfree multiplex.

In addition, in the areas of the Sardinia region involved in the switching off process for Rai Due and Rete 4 analogue television, RTI S.p.A. begun, in 2007, to broadcast the first HD experimental programmes for Rete 4 and also created a statistical pool of Sardinian households through which it was possible to ascertain that Rete 4 HD has in fact in almost all the cases replaced the SD version of the same channel in the fourth position of the channel rankings.

Multichannel DTT

Boing represents a brand new proposal in the Italian television industry and was, until the recent debut of Rai Gulp, the only channel for children included for the digital terrestrial platform. R.T.I. and Turner have created the first free 24-hour channel for children.

In addition, the visibility of Boing continued to be remarkably high also in the R.T.I. S.p.A.'s flagships networks according to a logic of cross promotion, mainly in the Italia 1's specific target groups, ensuring the brand's high visibility and confirming its leadership position with the target of reference.

Since September 2007 Auditel has been issuing Boing's monthly audience ratings. From the start, the ratings have confirmed Boing's successful performance: in September, Boing's average viewing audience referred to the total number of individuals, on a normal day, was 34,000 viewers, a 0.33% share. The theme-based children-focused digital terrestrial channel ranks fourth in the rankings of all the digital channels (after Sky Sport1, FoxCrime and Disney Channel) and second in the ranking of children-dedicated digital channgels.

In the Auditel target of reference, Boing produces, between 7:00 a.m. and 10:00 p.m., an average audience rating of 22,380 viewers with a 2.66% comprehensive on target share. Also in this case, Boing ranks second as the most watched children-focused digital channel ahead of Playhouse Di-sney and Jetix and only following Disney Channel.

On 21 November 2007 R.T.I. S.p.A. announced the launch of two free channels on the digital terrestrial platform: Iris and Bis. The first began broadcasting on 30 November and is mainly dedicated to art films and modern cinema, but also includes sitcoms, TV films, documentaries and one evening a week is dedicated to important Italian theatrical pièces and another one to classical music and opera. Through Iris, film enthusiasts can watch and re-watch, also in the early evening slot, those films that frequently, because of audience constraints, cannot easily be included in the programme scheduling of the general interest television channels.

Bis will start broadcasting in the first six months of 2008 and will include a programme scheduling mainly concentrated on the very best of the entertainment productions in the last 25 years of activity of R.T.I. S.p.A., thus proposing productions, shows, TV series and personalities that have played a major role in the past and present history of Italian commercial television, accompanying the evolution of the Company.

Through these new free channels, R.T.I. S.p.A. confirms its commitment to investing in the digital terrestrial technology started in 2004 with the launch of Boing, the first theme-based free channel dedicated to children and households.

Interactive TV

The Canale 5 Plus, Italia 1 Plus and Rete 4 Plus portals are now widely considered the containers of new possibilities for the offer to viewers of interactive services broadcast on the three general interest networks in digital terrestrial.

The choice of the "Plus" suffix emphasizes the new television model proposed by R.T.I. S.p.A., which increases and innovates in terms of content, but does not eliminate traditional TV, mantaining the relationship of trust that has been created between the audience and the television channels.

From the outset, the "Mediaset premium" pay-per-view offer has increased in terms of interactive services; in this year the offer was enriched also through new tools of "electronic guide to programmes" in order to meet the needs of "orientation to the offer" to the benefit of viewers.

Boing continued to benefit from the interactive offer, composed of interactive games for the younger viewers accessible from the channel by pressing the red key on the remote control and available round the clock seven days a week.

Also during 2007, for the purpose of measuring the effectiveness of the interactive product offer broadcast, R.T.I. S.p.A. availed itself of the sample of approximately 800 households, corresponding to approximately 3000 individual viewers, equally distributed in four cities: Turin, Milan, Rome and Palermo. This is a typical statistical pool, similar to Auditel's; the selection criteria were based on high-consuming households of Canale 5 and Italia I channels, which were given an interactive box for the reception of digital terrestrial television.

R.T.I. S.p.A. is currently considered Europe's leading commercial broadcaster for the quality and quantity of its offer of interactive television.

The applications that have been enhanced with interactive applications are those that proved most popular with users in the past, including: *Chi vuol essere milionario, Controcampo, UEFA Champion's League, AMICI di Maria De Filippi, Grande Fratello, Le Iene, Italia I Teen, Filmissimi, Cinema I e Cinema Premium, Serie Tv and Portale fiction.*

The enhancement of programmes has also been accompanied, on the *Plus* portals, by a highly successful application available, since the beginning, 24/7: the *Guida Tv*.

Also on the advertising front and in particular for interactive advertising, R.T.I. S.p.A. is at the cutting edge in terms of quantity and quality of the advertisers, who have shown themselves to be highly interested in this new form of interactive contact. 20% of the applications broadcast have been of interactive advertising and were mainly offered in the form of *Tv-site*, that is, spaces that can be surged by users in an interactive way and dedicated exclusively to advertisers: information and in-depth analyses, additional images and videos, "advergames" and quiz shows, promotional offers and *t-commerce*. These are tools that can help to expand communication contents in favour of brand experience, providing an in-depth knowledge on the brand or its products, but also aiming at maintaining and developing an immediate relation to viewers with the purpose of facilitating a direct contact both from a communication and commercial standpoint.

In this year, access to special interactive services from the Plus network portals was made available, dedicated to advertisers who intended to also use a digital terrestrial television channel to offer their services to customers. A relevant example is the *t-banking* service offered by Banca Mediolanum. This is a service which is always accessible and available on the TV set through an interactive application that can be accessed from the Canale 5 Plus portal and allows the bank's customers to access all of the main information on their accounts using the return channel.

Finally, on the *t-government* front, in collaboration with the Lombardy Regional Council and il Gruppo Lombardia Informatica, in the context of the experimental project for "Citizen's social, health and information services, using the regional services card" cofinanced by the Fondazione Ugo Bordoni, R.T.I. S.p.A. successfully completed, in the period of reference, the experimental project. In addition, such experimentation led to the stipulation of an agreement with Gruppo Lombardia Informatica aiming at the continuation of the broadcasting of the interactive application regarding the experimental project. In this way, some social, health and information services accessible through the regional services card, a card distributed by the Lombardy region to all regional residents, remained available for the entire period of reference. Through this interactive aplication it is possible to access the list of pharmacies open for business in the main cities and in the provinces of the Lombardy region by simply inserting the

regional services card into the smart card slot integrated in the digital terrestrial interactive box or change a family doctor using the regurn channel.

R.T.I. S.p.A. continues to demonstrate that interactivity plays an increasingly important role in the development of the digital terrestrial and that the latter offers new opportunities both in terms of publishing and business activities; the goal for the next fiscal year will be the exploitation of the publishing expertise and the technological know-how of the MHP interactive platform purchased to date in order to offer more communication contact opportunities to advertisers and new, interesting and exclusive content to viewers.

Mediaset Premium

Mediaset Premium has continued to register viewer enthusiasm for the digital terrestrial television, confirming its unparalleled success in the area of pay TV around the world, reaching all of the company's objectives with more than 2.25 million rechargeable cards sold and more than 6.27 million recharges sold in 2007.

The Mediaset Premium service is available only on the digital terrestrial platform and is the only possibility for viewers to have easy, flexible and transparent access to high quality content at a low cost.

The service, like the pre-paid offer of mobile phone operators, works with a card equipped with a micro chip (the so-called "smart card"), that holds in its memory the credit available, so the viewer can select the programming he wants to watch each time. The user inserts the card in any decoder qualified for the service and sold over the counter, tunes in to the content he wants to view and, automatically, by simply pressing a key on the remote control, the content selected appears and the credit corresponding to the price of the content is deducted from the card's memory. When the user uses up all the credit on the card, he may buy a recharge following the same procedures currently in use for the purchase of pre-paid recharges of mobile phone operators.

Recharges can be carried out using the so-called scratch cards and on line (using the lottery terminals, website, IVR and ATMs) in 6 different amounts, from EUR 10 to EUR 100, in order to grant users a wide range of options.

This new approach to the pay TV market has allowed Mediaset Premium to combine the advantages of the pay-per-view model and pre-paid formula in the same package.

It is a pure Pay -per-View option that consequently does not require any form of subscription in order to access the "a la carte" offer.

In 2007 Mediaset Premium has continued to substantially enhance its content offer.

On Premium Calcio all live home and away matches of Juventus, Milan, Inter, Rome, Lazio and Naples are broadcast and on Mediaset Premium all home and away matches of Genoa, Turin, Atalanta and Livorno. In addition, thanks to an agreement with La7, Diretta Premium broadcasts in real time all the goals and the highlights from all the "Serie A" football matches. This is an exclusive service for the digital terrestrial. Starting from this coming season there is also a novelty for all the fans of one of the 6 football teams included in the Premium offer, because the "big" matches are broadcast with double running commentary. The running commentary of the most partial broadcasters, like, for instance, Carlo Pellegatti for Milan and Carlo Zampa for Rome, will be added as alternatives too the "official" play-by-play, done by the best sports announcers of Sport Mediaset.

In 2007, Mediaset Premium added to its football offer, securing the exclusive rights to the digital terrestrial broadcast of all the matches of the UEFA Champions League as well as the exclusive rights to broadcast the matches of the World's Cup in which Milan participated.

With a view to further expanding the offer and making it increasingly attractive to new segments of the audience, in 2007 Premium added new content to its existing sports offer. January saw the exclusive TV broadcast of live 24-hour coverage of the seventh edition of *Grande Fratello*. In addition, a range of theatrical events, concerts were also broadcast and a cycle of programmes dedicated to the operas of Wolfgang Amadeus Mozart was re-proposed.

In the year of reference, a programme was launched - exclusively on Mediaset Premium - called *Candidato*, a format that contributed to the casting for the *Grande Fratello* 7, for the selection of a candidate for the participation in the famous reality show of Canale 5 among all the holders of a Mediaset Premium card.

A marked reinforcement of the film offer was achieved with the first run TV broadcasts (a pay-per-view window 7-8 months after theatrical release) of the most successful films of the current season, thanks to the stipulation of agreements with leading Italian national and international distributors like Buena Vista, Medusa, Sony and Warner Universal.

In addition, Mediaset Premium continued the first runs and exclusive broadcasting of some highly successful TV series in Italy, including "The O.C.", "Smallville", "I Sopranos" and "GSI Regenesis".

The Mediaset Premium offer model for 2007 was characterised by maximum flexibility, permitting all card holders to select content individually or purchase a package consisting of a series of predetermined events at a discounted price.

Football content is available as Pay-per-View at EUR 6 for each single match, but is also available at special prices of EUR 129 and EUR 159 for the entire season broadcast by Mediaset Premium. Lower and differentiated prices are available that enable users to watch all and only the "Serie A"matches, or UEFA Champions League and the World's Cup by Football Club. Cinema events are available at a cost of between EUR 2 and EUR 4 depending on the film.

The Premium project on the whole made it necessary for the company to carry out activities in previously unexplored areas, with particular reference to commercial and distribution activities, trade marketing and customer service.

Commercial and distribution agreements have been reached with leading operators and consumer electronics sales outlets, bars, and tobacconists, newsstands and lottery stands to ensure that consumers can find and recharge their cards easily at the more than 2,000 outlets for the sale of cards and 60,000 for recharges. During 2007, agreements were also reached with the leading banks in the country to make it possible to recharge cards alto at ATMs.

In order to build visibility across the country, "in store promotion" activites have been intensified using hostesses at sales outlets distributing promotional material and information. In addition, an initiative to customise sales outlets was launched, with the intention of optimising Mediaset Premium brand visibility through the installation of signs, totems and the use of information material in the most highly trafficked stores. The "in store promotion" communication activities involving the presence of hostesses was particularly enhanced in the switch-off areas.

In 2007, the company continued its promotional policy, implemented from December 2006, aiming at further incentivating the penetration of cards with Italian households. This policy, in fact, proved very successful both in terms of number of cards sold and growth in the number of decoders sold.

Customers relations are managed by a Customer Service structure organised on two levels: a totally dedicated Call Center, with an always-on automatic answering system, thanks to which customers can also reach specialised operators and which in 2007 handled more than 15 million calls. The second level is based on Customer Care, responsible for the management of any breakdowns in the service, which is constantly in contact with all of the technical and operation structures inside the company.

In 2007, the Premium offer dedicated to public spaces (Mediaset Premium Club) confirmed its remarkable success with more than 1000 new subscriptions on a Y/Y basis, totalling more than 4,500 subscribers.

In addition, the Mediaset Premium offer continues to be accessible also on mobile phones, included in the packages offered by TIM and H3G.

Mobile TV

Mobile TV represents an additional platform for the diffusion of television content in the context of continuing innovation in the media world, which increasingly requests TV access at any time and anywhere. Here, as in other areas of the ICT world, Italy in general, and R.T.I., specifically, are in the forefront in a sector that is eliciting great interest, showing that Mobile TV tends to complement traditional television in terms of the way in which it is consumed (on the move, during leisure time, before of after work).

R.T.I. has adopted the DVB-H technology to support Mobile TV. Unlike the other mobile communication technologies – 3G or UMTS -, the DVB-H technology is perfectly suitable for transmitting high-quality broadcast-based video content at a reasonable price for the user, regardless of the number of simultaneous users and availability of a return channel.

Thanks to long-term agreements, RTI has strongly focused on this sector in order to offer broadcasting capacity and contents to Italy's leading mobile phone operators (H3G, Vodafone eTIM).

New Media and Brand Extension

R.T.I. S.p.A.'s New Business Department is responsible for bringing together all the activities directly aimed at the final user, that complement the core business and optimise its potential, building on the creation of synergies: web sites, value added telephone and computer services (Interactive Media), licensing & merchandising, publishing products, music, distance shopping (MediaShopping).

R.T.I. S.p.A.'s multimedia activities are managed by Interactive Media, which is responsible for the creation of services and contents to be used accross different platforms (the Internet, teletext and telecommunications) with the final objective of promoting content extension initiatives.

RTI S.p.A. operates in the web in three different areas:

- entertainment through the Mediaset.it (www.mediaset.it) website, the point of entry for all Mediaset's web content;
- the community, in particular through the Talent1.it web site;
- news with TG5.it (www.tg5.it), Studio Aperto.it (www.studioaperto.it), TGFIN (www.tgfin.it), TG4 (www.tg4.it) and TGCOM (www.tgcom.it). In particular, the editorial staff of TGCOM delivers journalistic content for a range of platforms, including the Internet, teletext, radio, analogue and digital tv, mobile phones.

In terms of entertainment, the video.mediaset.it web site was activitated last April 2007. This project involves the offer of unseen interview footage on the web. This combination of television and the Internet has generated excellent results in terms of audience, on one hand, and, on the other, has allowed the introduction of new forms of advertising such as opening banners of video clips.

The Reti R.T.I. S.p.A. (Mediavideo) teletext, first launched on 24 November 1997, is an 800-page multimedia news source with innovative content, graphics and a user-friendly interface. Additional points of strength include differentiation by channel and the up-to-date nature and variety of content. Mediavideo is both active on analogue and digital television.

RTI Interactive Media is also active in the mobile phone area with the aim of delivering innovative content and services to mobile phone users through:

- brand extension, aimed at leveraging well-established brands and formats with the TV audience (for example, the interactive game of the programme Grand Prix, info-news services like "TG5 sms" and "TG5 mms", news video content produced by Tgcom);

- interactivity, aimed at creating interactive moments between viewers and television programmes (for example voting and inbox).

Licensing, merchandising and publishing products

Licensing

- Continuation of the consolidation of the licensing activities related to the world of cartoons mainly focused on the children's area (toys, back to school, stationary products, etc.); the great commercial efforts committed have delivered positive results both in terms of number of contracts and penetration into new segments.
- Continuation of the licensing agency activity with positive results on non-TV brands.

Merchandising

- In 2007, an e-commerce web site was established and launched at the experimental level linked to products with brands referable to television programmes. Data derived from the first months of activities show a good trend for home video products referable to TV series.

Publishing products

This area is currently consolidating its activities: in the year of reference approximately thirty initiatives for about fifty newsstand-only titles were developed.

- Sports products

Products linked to the football universe posted excellent sales results as well as good margins despite the shifting of Controcampo magazine from the newsstand to the web. The initiatives linked to motorcycling races were negatively affected by Valentino Rossi's off year.

- Products ancillary to the programme schedule

- Kids. Mermaid Melody, the new programme in the afternoon schedule of Italia 1, posted the best performance.

- Entertainment. Produts were proposed in the newsstands linked to programmes like Buona la Prima, I Cesaroni, Scherzi a parte. Excellent results also for Lucignolo, with its *Guida ai Locali estivi* and Melita's Calendar, second best-selling product in this category.

- News. In December the first editorial initiative of the TG5 was launched, including a book and a DVD correlated to the *Gusto* cuisine programme. Other initiatives are currently being evaluated in order to exploit the editorial and the communication potential of news items.

Music

R.T.I. S.p.A. Music is responsible for delivering consulting services regarding music to all of the Group's television productions.

This division exploits its competencies also in the commercial area through the sale of digital music through the MusicShop (www.musicshop.it) web site, a portal for on line music purchasing.

The web site includes a far-reaching catalogue of Italian and international music as well as exclusive content linked to the Mediaset universe, creating a competitive edge for MusicShop over competitors.

In 2007, RTI Music also started producing television formats like Talent1 broadcast on Italia 1.

MediaShopping

Media Shopping S.p.A. aggregates the Group's teleshopping activities, differentiated by sales channel. The main channel is TV sales on analogue networks, which made for approximately 66% of total sales in 2007.

The remaining 34% was generated thanks to the activities carried out in the sales channels listed here below which, though not reaching the same volumes of TV sales in the generalistic networks, show a considerable growth potential in the upcoming years:

- MediaShopping: this is a totally teleshopping-dedicated channel broadcast on the digital terrestrial platform.
- MediaShopping web site.
- Large Scale Retail Trade
- Store (MediaShopping outlet)
- Catalogue

Medusa: Distribution, management of movie theatres, Home Video

On 10 July 2007 R.T.I. S.p.A. acquired 100% of **Medusa Group**. The group, composed of the parent company Medusa Film S.p.A. and subsidiaries Medusa Video S.p.A., Medusa Cinema S.p.A. and Medusa Multicinema S.p.A., operates in the sector of production and distribution of Italian and international films, management of movie theatres, development of multiplexes and home entertainment.

In 2007, the movie market posted a 12.8% growth against the previous year (corresponding to 103.6 million tickets sold in 2007 against 92.1 million of the previous year). Despite the positive market trend, concern is still high due to the increasingly aggressive competition from DVD, PPV, Pay-TV, Free TV, the Internet and mobile phone channels (without considering the effects of piracy), which, although they open new possibilities for product distribution, do not yet generate significant revenues and, on the downside, contribute to debasing the product as a result of the multiple passages accross the various platforms.

Partially in contrast with this phenomenon is the evolution of the movie theatre segment, which showed a trend, though limited compared to the past, towards the opening of new, large-sized multiplex movie theatres (whose results appear on the upside in terms of visitors and cash collection against small-sized ones) and the restructuring and increase in the number of screens.

In the market of movie distribution, characterised by fluctuating cycles mainly ascribable to the number of bluckbusters in a year, Medusa ranks first with a 17.3% market share (13% in 2006) followed by Warner (with a 13.6% market share) and Universal (with a 13.1% market share). The increase in the Box Office revenues (+50.6% on a Y/Y basis) was mainly due to the fact that, in 2007, 20 films posted takings exceeding EUR 1 million (which is considered a significant threshold) against the 14 films of 2006. If the presence of 6 blockbuster films is relevant, on one hand

("La ricerca della felicità" 15.5 mil., "Una moglie bellissima" 14.7 mil., "Matrimonio alle Bahamas" 9.8 mil., "Il 7 e l'8" 7.7mil., "Saturno Contro" 7.7 mil., "Come tu mi vuoi" 7.1 mil.), against the 3 of the previous year ("Ti amo in tutte le lingue del mondo" 9.6 mil., "Match Point" 9.2 mil., "The Departed" 8.9 mil.), on the other, it is also important that 18 films fell within the first 100 films in terms of box office in 2007, against the 12 in 2006.

With regard to the management of movie theatre (a strongly fragmented market in which the first 8 operators hold a 40% overall market share), the group – through the Circuito Medusa Cinema in charge of 101 screens (composed of a single screen theatre and 10 multiplex theatres), is third with a 7.4% market share, only after UCI (10.8%) and Warner (9.4%) and ahead of Cinecity-Furlan (3.0%). The group is market leader in terms of average revenues per screen (+40% against UCI and +24% against Warner), totalling EUR 463,000 in 2007 (against UCI's EUR 332,000 and Warner's EUR 374,000).

In 2007, also Home entertainment posted a significant growth mainly as a result of the combination of two factors: the price list of the films distributed, which benefited from the availability of important blockbusters, and a slowdown in the reduction in sales prices, probably because the market has approached the threshold below which it is financially impossible to survive. This sector is broken down as follows: 64% sell through and the remaining 36% rental.

Spain

Advertising

The Spanish television advertising market showed excellent growth also throughout 2007. In this context, the television advertising sales of the Telecinco Group once again hit record levels: EUR 1,036.9 million (+8,9% on a Y/Y basis) with a market share of approximately 31%, confirming its leadership position in the Spanish television advertising market. The result is due also to the company's success in reaching the audience bracket most desirable to advertisers.

Media	**2007**		**2006**		**Change**
	EUR m	**share %**	**EUR m**	**share %**	**%**
Press	2,749.7	34.4%	2,601.8	36.4%	5.7%
Television	3,356.0	42.0%	3,096.5	43.9%	8.4%
Other tv Channels	50.9	0.6%	47.3	0.6%	7.6%
Radio	678.1	8.5%	636.7	8.9%	6.5%
Outdoor	568.0	7.1%	529.1	7.4%	7.4%
Cinema	38.4	0.5%	40.6	0.6%	-5.3%
Thematic Channels	60.1	0.8%	44.5	0.6%	35.0%
Internet	482.4	6.0%	310.4	2.2%	55.4%
Total Market	**7,983.6**	**100.0%**	**7,306.9**	**100.0%**	**100.0%**

Programme schedule management and audience

Telecinco confirmed its undisputed leadership as Spain's most frequently watched television for the fourth consecutive year, with a 20.3% share, posting the highest lead ever recorded on its main competitors (+2.9% ahead of Antena 3 and 3.1% ahead of TVE1).

Despite the penetration of new competitors, Telecinco has maintained the record audience levels achieved in the previous year, only giving in 9 tenths, while, among its main competitors, Antena 3 dropped by 2% and TVE1 by 1.1%.

Telecinco confirmed its position as the country's leading channel in all time slots, but posted the best performance in *prime time*, the most *highly watched* time band, with a 20.9% share, increasing the gap with Antena 3 and TVE1, which scored 16.8%.

With reference to the commercial target, the group recorded ratings above- average audience ratings for the ninth consecutive year, with a 22.5% share in the *24-hours* and 23.5% in *prime time*, definitely taking advance on its competitor.


24 hours - COMMERCIAL TARGET
% INDIVIDUAL SHARE
23.9
23.4
24.3
25.3
24.7
23.1
22.5
22.1
21.3
20.5
21.4
22.2
19.9
21.2
19.9
19.8
18.2
16.3
14.7
17.4
15.1
15.8
16.5
15
14.9
12.5
13.4
11.6
2001
2002
2003
2004
2005
2006
2007
Telecinco
Tve1
Antena 3
Forta

These excellent results are the result of a programme schedule based on an established mix of successful programmes and innovative original productions around which a dynamic, yet always balanced process of editorial renewal revolves. This strategy is also based on minority investments acquired in production houses, which guarantee an on-going contribution in terms of creativity and the development of innovative television formats. In 2007, the Spanish domestic and international TV fiction, the self-produced entertainment programmes and the live broadcasting of the Formula 1 Grand Prix represented the pillars of Telecinco's schedule, which, as the table below clearly shows, has further contributed to enhancing the relevance of in-house production.

Telecinco Broadcasted contents (hours)	**2007**		**2006**		**Changes**	
Film	522	6.0%	696	7.9%	(174)	-25.0%
TV Movies, Mini-series e Telefilm	641	7.3%	726	8.3%	(85)	-11.7%
Cartoons	271	3.1%	271	3.1%	-	0.0%
Total TV Rights	**1,434**	**16.4%**	**1,694**	**19.3%**	**(260)**	**-15.3%**
Quiz-game-show	915	10.4%	882	10.1%	33	3.7%
Sport	196	2.2%	186	2.1%	10	5.4%
Documentaries and others	3,377	38.6%	3,393	38.7%	(16)	-0.5%
News	1,798	20.5%	1,796	20.5%	2	0.1%
Fiction	957	10.9%	733	8.4%	224	30.6%
Others	83	0.9%	75	0.9%	8	10.7%
Total in-house productions	**7,326**	**83.6%**	**7,065**	**80.7%**	**260**	**3.7%**
Total	**8,759**	**100.0%**	**8,759**	**100.0%**	**-**	**0.0%**

As confirmation of the quality of the programmes in the Telecinco's schedule, the table below shows the 10 best "line up" programmes of 2007:

	Programmes	Channel	Audience	Average Share (%)
1	Futbal Liga Campeones	A3	5,604	33.0
2	Futbal Euro Capo Clasificacion	TVE1	5,368	36.8
3	***Aida***	***T5***	***5,182***	***28.2***
4	***CSI Miami***	***T5***	***5,181***	***27.2***
5	***CSI Las Vegas***	***T5***	***4,854***	***28.3***
6	Futbal: C. Uefa	A3	4,752	31.3
7	***Formula 1***	***T5***	***4,479***	***48.3***
8	***Futbal Supercopa***	***T5***	***4,345***	***38.4***
9	***Operacion Triunfo: Galas***	***T5***	***4,312***	***26.9***
10	***Los Serrano***	***T5***	***4,263***	***23.9***

Equity investments

As already described in *Main corporate operations* section, through Mediacinco Cartera (25% Mediaset, 75% Telecinco) Mediaset holds a 33.3% shareholding in Edam Acquisition Holding I Cooperative U.A., a company equally owned by Cyrte Fund II BV and Goldman Sachs Capital Partners VI LP.

On 3 July 2007, this company stipulated an agreement for the acquisition of the majority stake in Endemol NV (now Endemol Group B.V.) the multinational group operating in 25 countries, leader in the creation, development and sales of formats and in the production of highly successful programmes, TV dramas and television soap operas.

In 2007, **Endemol** registered consolidated net revenues totalling EUR 1,256.3 million, slightly down from EUR 1,286.5 million in the previous year (pro-forma data to standardise the contribution of Endemol France's activities acquired at the beginning of 2007) , mainly as a result of the weak dollar, the functional currency of revenues from activities in the US and a lower contribution generated by activities in France. EBITDA totalled EUR 233.9 million (against EUR 243.6 million in 2006), while net result equalled EUR 97 million, against EUR 125.2 million in 2006. This variation was mainly ascribable to extraordinary charges correlated to the granting of stock options plans and payment of incentives to the management following to the re-organisation of the ownership.

In the time span from 3 July-31 December 2007, at the consolidated level Edam shows a negative net result equal to EUR – 16 million, which combined with Endemol's results for the period, includes charges resulting from the acquisition and, in particular, EUR 64.7 million regarding amortisation of intangible assets identified upon allocation of the price paid by Edam for the acquisition of Endemol.

The purchase method application envisaged by IFRS 3 in the accounting of Edam for the acquisition of Endemol required the allocation of the difference, equal to EUR 2,761.7 million, between the price paid for the purchase of the shareholding and the net accounting value of assets and liabilities acquired (*Purchase Price Allocation*) on the current value attributable to assets and liabilities items identifiable as of the date of acquisition with residual determination of the portion possibly not allocated to goodwill. This valuation process (which is expected to be completed within one year from the acquisition) led to the allocation as of 31 December 2007, on provisional basis, of an overall amount of EUR 1,026 million to intangible assets subject to amortisation mainly regarding formats, brands and customer relationships.

Edam's net loss is recognised pro-quota (EUR – 5.3 million) in Mediaset income statement under *Result in Equity investments*.

HUMAN RESOURCES

Continuous changes in the social-economic situation and in the target market ask for flexible organisation and show the importance of human resources, as competitive advantage for Mediaset Group.

The "centrality role" of human resouces is manifest in the management and development of employees with the aim to combine individuals' values with Mediaset culture and value.

The human valorisation, the knowledge and capabilities development, the responsibility recognition are granted through the methods and the process control with the aim to ensure the right evaluation starting from the recruitment and going forward to specific professional training, performance analisys performance and compensation policy .

Personnel composition

The contract staff of the **italian** companies of the Mediaset Group as that 31 December 2007 totalled **4,558** people (of which 4,468 were permanent staff) respect to 4,635 people at the end of 2006 (of which 4,506 permanent staff), due to a turnover higher than the previous years.

Since July 2007 the contract staff increased due to the consolidation of Medusa Group employees (Medusa Cinema, Medusa Film, Medusa Multicinema, Medusa Video).

The Mediaset Group's human resources in Italy are largely concentrated in the Milan area, which accounts for 70% of the total and is distributed in the centres of Cologno Monzese, Segrate and Lissone.

Staff Breakdown by geographical distribution (not including temporary staff)	**2007**	**%**	**2006**	**%**
Milan	3,151	65.7%	3,045	67.6%
Rome	1,023	21.3%	961	21.3%
Other	622	13.0%	500	11.1%
Total	**4,796**	**100.0%**	**4,506**	**100.0%**

In terms of age and average length of service figures confirm the company's commitment to staff loyalty and sustain the attention it gives to retain professional skills built up over time, particularly in areas where the competence is linked to experience.

Staff breakdown by employee role	**2007** numero	**%**	**2006** numero	**%**
Executive	321	7.0%	323	7.0%
Journalist	368	8.1%	356	7.7%
Middle management	754	16.5%	741	16.0%
Employees	3,115	68.3%	3,215	69.4%
Total	**4,558**	**100.0%**	**4,635**	**100.0%**

Average age and lenght of employee	**Average age**		**Average seniority**	
(excluding Medusa Group)	**2007**	**2006**	**2007**	**2006**
Executive	48	48	17	17
Journalist	45	45	12	11
Middle management	45	45	16	16
Employees	42	41	16	15
Total	**43**	**43**	**16**	**15**

The Mediaset Group supports equal opportunities, as can be seen from the proportion of women in the staff (43%, the same as in 2006) and the presence of women at all levels in the company.

On 31 December 2007 there were also 25 people working mainly at the London office, on the staff of Publieurope Internation Limited and a person at the Luxembourg office at Mediaset Investment Sarl.

Personnel composition

In **Spain,** the Telecinco Group employs as at 31 December 2007 **1,194 people** against 1,179 people in 2006.

Telecinco Group's resources in charge of television production are mainly concentrated in Madrid. Publiespana's personnel and the personnel of the Atlas news agency also operate from the offices located in Barcelona, Alicante, Siville and Bilbao.

SPAIN: staff breakdown by geographical distribution (not including temporary staff)	31/12/2007	%	31/12/2006	%
Madrid	1,086	93.4%	1,094	94.5%
Barcellona	25	2.1%	26	2.2%
Other	52	4.5%	38	3.3%
Total	**1,163**	**100.0%**	**1,158**	**100.0%**

The average age and seniority of Telecinco Group's employees show a young and dynamic trend. Employee loyalty is very high.

Telecinco Group: Staff Breakdown by average age and seniority	Average Age	Average Seniority
Executives	43	11
Journalists	36	7
Middle managers	41	12
Employees	39	8
Total	**39**	**10**

Human resources represent one of the critical keys to the success of the Telecinco Group. Based on this orientation, in 2007, the group pursued its policy of enhancement for the people promoted from within in terms of creativity and production of television content. Training programmes have been set up, aimed at developing creative and managerial skills, improving IT knowledge, English courses, courses for the use of new technology, risk prevention on the workplace and support to individual initiatives.

Figures are self-explanatory also for 2007, confirming the Telecinco Group's commitment to supporting a policy of equal opportunity, in line with the orientation adopted in Italy by the Mediaset Group. There is a remarkably high proportion of women in the total corporate workforce and in a variety of managerial positions.

Staff Breakdown by role	2007			2006		
	male	female	%	male	female	%
Executives	71	26	26.8%	70	24	25.5%
Journalists	49	63	56.3%	48	62	56.4%
Managers	31	49	61.3%	32	42	56.8%
Employees	484	390	44.6%	479	401	45.6%
Totale	**635**	**528**	**45.4%**	**629**	**529**	**45.7%**

Selection and recruiting

The Mediaset Group policy aimed at providing employees with professional growth opportunities within the company is applied using a very precise **recruitment activity**. This activity is in charge of carrying out the recruitment of qualified personnel whose skills, attitudes and motivations are functional to the corporate production context. The selection process is facilitated by the high visibility and attractiveness of the Group. In fact, in 2007 a total number of 33,000 resumés were spontaneously sent by candidates both in soft and hard copy through electronic mail. In 2007, approximately **900** applicants were interviewed for specific positions and for the offering of training stages. The steady and ongoing collaboration of the company with Italy's leading universities enabled a larger number of young people to apply for a stage in the company: in 2007, approximately 200 people were given the opportunity to enrich their professional experience with an average duration of approximately 100 days.

Services to employees

Mediacenter, the space dedicated to the development of a series of initiatives aimed at improving employee's quality of life and ensuring a better balance between the professional and the private sphere, further developed also in 2007.

The services offered, differentiated for the offices in Milan (Cologno) and in Rome (Elios), are: nursery, bank, post office, book shop, mini market, travel agency, parapharmacy, fitness centre, medical consultation centre, catering (bar, sandwich bar and restaurant), laundry /tailoring repairs and a shopping area.

These activities cover an overall area of over 3,000 square metres.

These services are licensed to 15 external operators, selected for their specific competence in the sectors of reference. In addition, conventions have been negotiated with credit institutes, insurance companies and with over a hundred shop owners with various outlets close to Milan, Rome and in the Regional offices of the Mediaset Group.

Safety, prevention and health on the workplace

The Group is strongly committed to developing initiatives aimed at pursuing the objective of health and safety in the workplace, with the intention of fostering a general improvement of working conditions and adoption of a preventive approach to safety in order to reduce the risk of accidents and correlated effects.

The main actions undertaken in 2007 were:

- Implementation of the Health Plan: health supervision by means of 894 medical and ophtalmic visits;
- Free flue vaccine for all employees;
- On-site inspections carried out by the Heads of the Environmental Protection, Safety and Health Division and by workplace physicians;
- Training for the Heads and subordinate staff of the Environmental Protection, Safety and Health Division (according to the requirements of the recently enforced law regulations) of the Heads of Areas (Italian Law Decree 626/94) and the persons in charge of the video library (Rome Area);
- Carrying out of fire drill operations with evacuation of the main offices of the Mediaset Group and concurrent training to the people in charge of emergency management;
- Review of the Risk Evaluation Document according to enacted changes to regulations and ongoing updating of the Intranet site dedicated to safety;
- Environmental analyses to check and measure the quality of the workplace environment in relation to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and light, etc.;
- Installation of safety systems on the sites located in the mountains (workstations) regarding Elettronica Industriale, with actions carried out all over the territory. The project regarding the standard micro-workstation started in 2005 aiming at replacing the existing stations, brought to the completion of 6 new workstations.

ANALYSIS OF RESULTS BY GEOGRAPHICAL AREAS AND AREAS OF OPERATIONS

An analysis of the income statement and of the consolidated financial and balance sheet situation was also carried out, in accordance with that established by IAS 14 on segment reporting, by separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operations, identified as "secondary segments".

The income statement, balance sheet and consolidated cash flow statement shown below are reclassified with respect to those included in subsequent financial statements in order to highlight some interim results and the balance sheet and financial aggregations which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though these figures are not envisaged by EU GAAP, they are supplied in accordance with the indications included in CONSOB Communication 6064293 of July 28th, 2006 and in CESR Recommendation of November 3rd, 2005 (CESR/o5-178b) regarding alternative performance indicators ("Non GAAP Measures"), the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements.

Economic results

The consolidated income statement below shows interim results regarding *EBITDA, Operating result from operations and EBIT*.

EBITDA represents the difference between *Consolidated net revenues* and *operating costs* gross of non monetary charges regarding amortisation, depreciation and write-downs (net of any value recoveries) for current and non current assets.

The *Operating result from operations* is obtained by deducting from EBITDA non monetary charges regarding amortisation, depreciation and write-downs (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the *Operating result from operations*, the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent. With reference to the period under examination, the specified revenues were generated by the capital gain obtained during the year of reference following the disposal of a minority stake (0.03%) in the subsidiary company Gestevision Telecinco S.A.

As already indicated in the 2007 Interim Report, the revenues accounted for as a result of the redetermination of the Employee Termination Benefit at 31 December 2006 were reclassified as non recurrent under *Personnel expenses*.

From the second half-yar period of 2007, the financial results include the effects of the line-by-line consolidation of Medusa Film S.p.A. (a company operating in the sector of movie production and distribution of film rights) and its fully owned subsidiaries: Medusa Video S.p.A. (home entertainment), Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. (movie theatre managing company).

It should also be noted that the equity method valuation of the equity investment held in Edam is recognised in terms of geographical information breakdown in the income statement of the Spanish Area, given that such shareholding is owned by Mediacinco Cartera, a fully consolidated company belonging to Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement	2007	2006
Total consolidated net revenues	**4,082.1**	**3,747.6**
Personnel expenses	462.1	452.5
of which non recurring revenues	*(23.0)*	
Purchases, services, other costs	1,454.0	1,374.2
Operating costs	**1,916.1**	**1,826.7**
EBITDA	**2,166.0**	**1,920.9**
Amortisations, depreciation and write-downs	1,017.0	885.7
Operating profit	**1,149.0**	**1,035.3**
Gain/(Losses) from disposal of equity investments		1.3
EBIT	**1,149.0**	**1,036.6**
Financial income/(losses)	(50.9)	(20.2)
Income/(expenses) from equity investments	(2.7)	3.2
EBT	**1,095.5**	**1,019.6**
Income taxes	(414.3)	(357.9)
Net profit from continuing operations	**681.2**	**661.8**
Net profit from discontinued operations		-
Minority interests in net profit	(174.4)	(156.3)
Mediaset Group net profit	**506.8**	**505.5**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	46.9%	48.7%
EBITDA	53.1%	51.3%
Amortisation, depreciation and write-downs	24.9%	23.6%
Operating profit	**28.1%**	**27.6%**
EBIT	**28.1%**	**27.7%**
EBT	**26.8%**	**27.2%**
Mediaset Group net profit	**12.4%**	**13.5%**
Tax rate (EBT %)	37.8%	35.1%

Below is the analysis of the income statement carried out by separately highlighting the financial contribution generated, at the level of operations, from the activities in the two different geographical areas, Italy and Spain. It should be noted that, in order to synthetically highlight the contribution to the generation of the Group's results in the two different geographical areas of operation, the income statement regarding the operations carried out in Italy is already shown net of the amount of dividends received from Gestevision Telecinco.

Analysis of results by geographical segment: Italy

Here follows the summary of the reclassified Income Statement relative to the Italian operations:

(amounts in EUR millions)

Italy: Income statement

	2007	2006
Total consolidated net revenues	**3,002.1**	**2,751.5**
Personnel expenses	377.6	373.1
of which non recurring revenues	*(23.0)*	-
Purchases, services, other costs	1,137.2	1,066.5
Operating costs	**1,514.8**	**1,439.5**
EBITDA	**1,487.3**	**1,311.9**
Amortisations, depreciation and write-downs	823.5	716.3
Operating profit	**663.8**	**595.7**
Gain/(Losses) from disposal of equity investments	-	1.4
EBIT	**663.8**	**597.1**
Financial income/(losses)	(56.2)	(30.2)
Income/(expenses) from equity investments	0.4	2.3
EBT	**608.0**	**569.1**
Income taxes	(276.9)	(221.7)
Net profit from continuing operations	**331.1**	**347.5**
Net profit from discontinued operations		-
Minority interests in net profit	(0.3)	(0.3)
Mediaset Group net profit	**330.8**	**347.2**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding this specific area:

	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	50.5%	52.3%
EBITDA	49.5%	47.7%
Amortisation, depreciation and write-downs	27.4%	26.0%
Operating profit	**22.1%**	**21.7%**
EBIT	**22.1%**	**21.7%**
EBT	**20.3%**	**20.7%**
Mediaset Group net profit	**11.0%**	**12.6%**
Tax rate (EBT %)	45.5%	39.0%

As previously indicated, in 2007, the financial results from Italian operations include the effects deriving from the readjustment of the Post-employment Benefit Plan provision accrued as at 31 December 2006, pursuant to the social security reform ratified through the 2006 Budget Law, with consequent recognition of a non recurring proceed under personnel expenses equal to EUR 23 million.

Personnel expenses calculated on a uniform basis, also excluding the effects of consolidation of the companies of the Medusa Group from the second half of the year, increased by approximately 5%.

Number of employees (including temporary staff)	31/12/2007	31/12/2006
Managers	337	327
Journalists	368	356
Middle managers	801	747
Office workers	3,627	3,230
Industry workers	5	
Total	**5,138**	**4,660**

Average workforce (including temporary staff)	2007	2006
Managers	338	326
Journalists	358	359
Middle managers	792	735
Office workers	3,475	3,245
Industry workers	3	-
Total	**4,966**	**4,665**

The following is a description of the contribution to Revenues and EBIT of Italian operations in the areas of operation that have been identified, in accordance to IAS 14, considering their importance and the differences in the external and/or internal markets of references.

The areas of operations are:

- ***Free To Air commercial television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast in analogue mode and the operations linked to non-encrypted own channels (Boing, Iris) broadcast in digital terrestrial technology;
- ***Pay per View*** television operations, relating to the supply of pay television events and programmes identified with the Mediaset Premium brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network which was implemented during 2006 open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;
- ***Other non-television ancillary areas of operation*** (internet, teletext, brand extension, merchandising and licensing, teleshopping, sale of services and content providing to mobile telephone companies, non television advertising concessions and advertising sub-concessions for foreign televisions). From the second half of 2007, these areas of operation include activities regarding the *distribution and management of movie theatres, and home videos* belonging to the Medusa Group.

(amounts in EUR millions)

Revenues and operating profits Italy - business segments breakdown	Revenues 2006	2007	Change%	Operating profit 2006	2007	Change%
Free-to-air tv	2,500.5	2,535.5	1.4%	654.4	704.2	7.6%
Network Operator	151.2	187.3	23.9%	(21.4)	7.3	-134.1%
Pay Per View	107.8	225.9	109.5%	(20.7)	(39.5)	90.8%
Other	105.4	210.9	100.1%	(16.6)	(7.0)	-57.8%
Intracompany Eliminations and Adjustments	(113.4)	(157.5)	38.9%		(1.2)	
Total	**2,751.5**	**3,002.1**	**9.1%**	**595.7**	**663.8**	**11.4%**

The analysis below refers to the income statements by single area of operations.

It should be noted that *infra-sector revenues and charges* highlight the net contribution resulting from the sale of services provided or received between the various business units. In particular:

- *infra-sector revenues* of the *Network Operator* business unit refer to the valuation of the use of the analogue and digital broadcasting network by non encrypted TV channels (commercial free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology (Mediashopping);

- *infra-sector revenues* of the *Non Televisive* business units refer to the distribution of rights for the portion related to inter-company *free to air* or *pay per view* use transfers;

- *infra-sector costs* of the *Free to Air Television* business unit relate to the use of the broadcasting network and are shown net of the valuation for the use of publishing contents, services and technical infrastructures by the other Business Units.

(amounts in EUR millions)

Free to Air	2006	2007	Changes EUR m	Changes %
Mediaset Networks gross advertising revenues	2,850.0	2,880.6	30.6	1.1%
Digital Networks gross revenues	4.5	4.6	0.1	2.2%
Other television revenues	71.4	79.5	8.1	11.3%
Agency discounts	(425.4)	(429.2)	(3.8)	0.9%
Total Revenues	**2,500.5**	**2,535.5**	**35.0**	**1.4%**
Personnel, purchases, services, other costs	1,130.8	1,114.2	(16.6)	-1.5%
of which non recurring revenues		*(21.6)*	*(21.6)*	*n.s.*
Inter-segment operating costs	79.5	81.4	1.9	2.4%
Total operating costs	**1,210.3**	**1,195.6**	**(14.7)**	**-1.2%**
EBITDA	**1,290.2**	**1,339.9**	**49.7**	**3.9%**
Amortisation, depreciation and write-downs	635.8	635.6	(0.2)	0.0%
Operating Profit	**654.4**	**704.2**	**49.8**	**7.6%**

In particular, the key components regarding revenues generated from ***free to air*** television operations are shown here below:

- *Gross **advertising revenues*** from **Mediaset networks**, equal to **EUR 2,880.6 million**, increased by 1.1%;
- Gross ***advertising revenues*** from free to air **digital channels** equal to EUR 4.5 million refer to advertising sales relative to the *Boing* channel, managed in co-participation with the Turner Group, and, from last November, to the new *Iris* channel;

- The increase in ***other revenues from television operations*** is mainly due to proceeds deriving from the transfer of the television programme multiplatform exploitation.

The remarkable increase in the generalistic television area of operation is attributable to the substantial stability of costs in addition to the increase in revenues; excluding the non recurrent component generated from the recalculation of the Post-employment Benefit Plan equal to EUR 21.6 million, the overall increase in **television costs** is very limited (+0.4%).

(amounts in EUR millions)

Network Operator	2006	2007	Changes EUR m	Changes %
Revenues towards third parties	37.8	68.9	31.1	82.3%
Inter-segment revenues	113.4	118.4	5.0	4.4%
Total Revenues	**151.2**	**187.3**	**36.1**	**23.9%**
Personnel, purchases, services, other costs	125.5	119.5	(6.0)	-4.8%
of which non recurring revenues		*(1.1)*	*(1.1)*	n.s.
Total operating costs	**125.5**	**119.5**	**(6.0)**	**-4.8%**
EBITDA	**25.7**	**67.8**	**42.1**	**163.8%**
Amortisation, depreciation and write-downs	47.1	60.5	13.4	28.5%
Operating Profit	**(21.4)**	**7.3**	**28.7**	**133.9%**

The increase in **revenues** generated from *Network operator* operations is also mainly attributable to income paid starting from the end of the first half of 2006 for the use of network broadcasting capacity dedicated to digital television on mobile phones.

Operating costs dropped as a result of the cancellation of ancillary charges equal to EUR 7.9 million borne for the corporate reorganisation operation related to the intercompany sale of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A..

Higher **amortisation and depreciation** mainly relate to investments borne during 2006 for the development of the broadcasting network dedicated to digital television on mobile phones.

(amounts in EUR millions)

Pay per view	**2006**	**2007**	**Changes EUR m**	**Changes %**
Total Revenues	**107.8**	**225.9**	**118.1**	**109.6%**
Personnel, purchases, services, other costs	72.9	126.4	53.5	73.4%
of which non recurring revenues		*(0.1)*	*(0.1)*	*n.s.*
Inter-segment operating costs	29.6	31.1	1.5	5.1%
Total operating costs	**102.5**	**157.5**	**55.0**	**53.7%**
EBITDA	**5.3**	**68.4**	**63.1**	**n.s.**
Amortisation, depreciation and write-downs	26.0	107.9	81.9	n.s.
Operating Profit	**(20.7)**	**(39.5)**	**(18.8)**	**90.8%**

As far as **Pay per View** television operations are concerned, in 2007 Mediaset Premium's commercial offer generated revenues of EUR 124.6 million from the sale of prepaid and scratch cards, a sharp increase compared to EUR 84.2 million in 2006. In 2007, around 2.3 million new recharges were sold generating revenues amounting to approximately EUR 148.2 million.

As indicated in the subsequent section dedicated to the Explanatory Notes, the revenues from the sale to distributors of prepaid and scratch cards (and similarly also the industrial direct costs and distribution costs) are allocated based on the duration of residual validity of the cards sold which were not recharged and the recharges.

Revenues from this area of operations also include EUR 94.3 million income obtained from the sale to other platforms of the use of the encrypted television rights related to Serie A and Champions League football matches for the 2006/2007 season and from the sub-licence to Telecom Italia Media of the broadcasting rights of the home matches of the 2006-2007 Italian Football Championship for the Mediaset clubs against the clubs included in the La7Cartapiù bouquet.

Higher amortisation and depreciation are related to the higher cost of pay per view rights relative to the 2007-2008 football season starting in the third quarter of 2007.

(amounts in EUR millions)

Other	**2006**	**2007**	**Changes EUR m**	**Changes %**
Multimedia	20.9	20.3	(0.6)	-2.9%
Teleshopping	31.8	31.4	(0.4)	-1.3%
Movie distribution and cinema	-	82.7	82.7	n.s.
Other advertising revenues	52.7	37.4	(15.3)	-29.0%
Inter-segment revenues	-	39.1	39.1	n.s.
Total Revenues	**105.4**	**210.9**	**105.5**	**100.1%**
Personnel, purchases, services, other costs	110.2	154.7	44.5	40.4%
of which non recurring revenues		*(0.3)*	*(0.3)*	*n.s.*
Inter-segment operating costs	4.2	7.2	3.0	71.4%
Total operating costs	**114.4**	**161.9**	**47.5**	**41.5%**
EBITDA	**(9.0)**	**49.0**	**58.0**	**n.s.**
Amortisation, depreciation and write-downs	7.5	56.1	48.6	n.s.
Operating Profit	**(16.6)**	**(7.0)**	**9.6**	**57.7%**

The net revenues increase of the total non-tv activities is due to the consolidation, starting from the second half of 2007, of Medusa Group activities, in presence of less revenues from non-tv activities also without the Italian national football team advisory contract, that expired at the end of 2006.

Analysis of results by geographical area: Spain

Here below is the income statement regarding the Spanish operations, coinciding with the consolidated data of the Telecinco Group.

(amount in EUR millions)

Spain: Income statement	2007	2006
Total consolidated net revenues	**1,081.6**	**997.6**
Personnel expenses	84.9	79.5
Purchases, services, other costs	318.1	309.1
Operating costs	**403.0**	**388.6**
EBITDA	**678.7**	**609.0**
Amortisations, depreciation and write-downs	193.5	169.4
Operating profit	**485.2**	**439.6**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**485.2**	**439.6**
Financial income/(losses)	5.3	10.0
Income/(expenses) from equity investments	(3.1)	1.0
EBT	**487.4**	**450.6**
Income taxes	(137.4)	(136.2)
Net profit from continuing operations	**350.0**	**314.4**
Net profit from discontinued operations	-	-
Minority interests in net profit	3.0	(0.1)
Mediaset Group net profit	**353.1**	**314.3**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding this specific area:

	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	37.3%	39.0%
EBITDA	62.7%	61.0%
Amortisation, depreciation and write-downs	17.9%	17.0%
EBIT	**44.9%**	**44.1%**
EBT	**45.1%**	**45.2%**
Mediaset Group net profit	**32.6%**	**31.5%**
Tax rate (EBT %)	28.2%	30.2%

In 2007, **consolidated net revenues** generated by the Telecinco Group increased by EUR 84.1 million on a Y/Y basis.

The table below is a detailed analysis of the Telecinco Group's revenues with some of the most significant key items:

(amounts in EUR millions)

	2007	2006	Δ	Δ%
Television advertising revenues	1,036.9	952.2	84.6	8.9%
Other advertising revenues	15.0	13.2	1.8	13.3%
Gross advertising revenues	**1,051.8**	**965.4**	**86.4**	**8.9%**
Agency discounts	(45.7)	(42.6)	(3.1)	7.3%
Net advertising revenues	**1,006.1**	**922.8**	**83.3**	**9.0%**
Other revenues	75.5	74.7	0.8	1.1%
Total net consolidated revenues	**1,081.6**	**997.6**	**84.1**	**8.4%**

Telecinco's **gross advertising sales** registered an extremely dynamic trend throughout 2007 reaching **EUR 1,036.9 million**, showing a 8.9% growth over 2006, an increase substantially in line with the trend of the market of reference.

The change in ***other advertising revenues***, equal to a 13.3% increase on a Y/Y basis, is attributable to *Publimedia Gestion*, a subsidiary of Publiespana, which manages advertising sales activities also on non television vehicles.

The growth in ***non advertising revenues*** is mainly ascribable to income generated from the activities of film distribution, merchandising and audio-text services.

The table below summarises Telecinco Group's key operating cost items:

	2007	2006	Changes EUR m	Changes %
Operating costs	**596.5**	558.0	38.5	6.9%
Personnel expenses	**84.9**	79.5	5.4	6.8%
Purchases, services, other costs	**318.1**	309.1	9.0	2.9%
Rights amortisations	**188.1**	163.7	24.4	14.9%
Other amortisations and depreciations	**5.4**	5.7	-0.3	-5.3%

Part of the total cost change is attributable to the consolidation effects of Conecta 5 Telecinco and to the start-up costs of Mediacinco Cartera S.A.

Labour cost for the Telecinco Group companies increased by EUR 5.4 million against the preveious year. This change is mainly attributable to the consolidation of Conecta 5 Telecinco and to the recognition of three stock option plans currently activated.

Number of employees (including temporary staff)	**31/12/2007**	**31/12/2006**
Managers	97	94
Journalists	127	111
Middle managers	86	81
Office workers	855	861
Industry workers	29	32
Total	**1,194**	**1,179**

Average workforce (including temporary staff)	2007	2006
Managers	98	89
Journalists	126	111
Middle managers	86	92
Office workers	855	859
Industry workers	30	33
Total	**1,195**	**1,184**

The increase of amortisation, depreciation and write-downs is mainly due to depreciation of television rights subject to the previously referred to distribution operation.

Below, the analysis of the other income statement items refers to the entire Mediaset Group.

	2007	2006	Changes EUR m	Changes %
EBIT	**1,149.0**	1,036.6	112.4	10.8%

EBIT in 2006 included the capital gain equal to EUR 1.3 million generated by the transfer of the 0.03% stake held in Telecinco.

	2007	2006	Changes EUR m	Changes %
Financial (income)/losses	**-50.9**	-20.2	-30.7	n.s.

The higher negative net balance in the financial income is mainly due to the increase in the average consolidated debt position in the relevant period against the previous year (due to the investments made in the broadcasting network dedicated to digital television on mobile phones and the options on the encrypted rights for the 2009-2010 seasons made during the first half of 2006 and the equity investments in Medusa and Endemol completed in the third quarter of 2007) as well as to the higher average cost of debt as a result of the market rates trend in the period under examination.

	2007	2006	Changes EUR m	Changes %
Income/(expenses) from equity investments	**-2.7**	3.2	-5.9	n.s.

In 2007, the result in investments mainly reflects charges for EUR 5.3 million resulting from the equity method valuation of the 33.3% stake held by Mediacinco Cartera in Edam. As previously indicated, this result is impacted by the effects of amortisation regarding Edam's consolidated intangible assets identified in the process of allocation of the price paid for the acquisition of Endemol. Net of this component, the pro quota result of this shareholding would have generated income equal to EUR 9.2 million.

	2007	2006	Changes EUR m	Changes %
EBT	**1,095.5**	1,019.6	75.9	7.4%
Tax Rate (%)	*37.8%*	*35.1%*		
Net profit	**506.8**	505.5	1.3	0.3%

As previously commented, the increase in the Group's tax rate is mainly attributable to charges resulting from the re-adjustment of deferred tax assets to the new tax rates enforced as of 2008 in Italy. At 31 December 2006, the tax rate was positively affected by the recognition of deferred tax assets generated by the redefinition of the higher tax reference values for the intangible assets included in the digital multiplex systems sold by RTI to Elettronica Industriale.

Balance sheet and financial position

Here follows the summary balance sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations which are *Net invested capital* and *Net financial position*, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the notes below.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

The item Equity investments and other financial assets includes assets recognised in the Balance sheet under items Equity investments in associated and joint companies and Other financial assets (limited for the latter item to equity investments and to non current receivables, with the exclusion of financial receivables and financial assets available for sale which are included in the Net financial position).

The item Net working capital and other assets and liabilities includes current assets (with the exclusion of cash and cash equivalents and of current financial assets which are included in the Net financial position), assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers and payables to taxation authorities.

The analytical detail of the main items in Net financial position is described in the relevant note below.

(amounts in EUr millions)

Balance Sheet Summary	**2007**	**2006**
Film and television rights	2,351.5	2,388.2
Goodwill and differences arising from consolidation	394.5	368.7
Other tangible and intangible non current assets	1,070.8	1,085.2
Equity investments and other financial assets	554.8	93.9
Net working capital and other assets/(liabilities)	(202.2)	(304.1)
Post-employment benefit plans	(102.2)	(130.3)
Net invested capital	**4,067.2**	**3,501.7**
Group shareholders' equity	2,557.7	2,634.1
Minority interests	300.7	299.2
Total Shareholders' equity	**2,858.4**	**2,933.3**
Net financial position	**(1,208.8)**	**(568.3)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the concerned periods.

It should be noted that the balance sheet situation regarding Italian operations includes – under the Equity investments and other financial assets item – the book value of the stake held in Gestevision Telecinco and the 25% stake held in Mediacinco Cartera, a company established during the first half of 2007 for the purpose of acquiring the stake in Endemol and fully consolidated by Telecinco, which owns the majority stake (75%). These equity investments are cancelled out upon consolidation. As a result, the Group's Shareholders' equity includes the dividends reveived from Telecinco, which are not shown in the income statement by geographical area for reasons of clarity.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	2007	**2006**	**2007**	**2006**
Film and television rights	2,205.0	2,220.5	146.5	167.8
Goodwill and differences arising from consolidation	41.0	15.2	-	-
Other tangible and intangible non current assets	970.6	992.4	100.2	92.7
Equity investments and other financial assets	719.6	654.8	472.3	16.2
Net working capital and other assets/(liabilities)	(132.5)	(230.2)	(69.6)	(73.9)
Post-employment benefit plans	(102.2)	(130.3)	-	-
Net invested capital	**3,701.5**	**3,522.5**	**649.4**	**202.8**
Group shareholders' equity	2,478.1	2,556.3	606.0	598.4
Minority interests	1.4	1.7	56.4	0.5
Total Shareholders' equity	**2,479.5**	**2,558.0**	**662.5**	**598.9**
Net financial position	**(1,222.0)**	**(964.4)**	**13.2**	**396.1**

The table below shows a summary of the balance sheet situation of the Group at 31 December 2007, highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30th June 2007	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,205.0	146.5	-	2,351.5
Goodwill and differences arising from consolidation	41.0	-	353.5	394.5
Other tangible and intangible non current assets	970.6	100.2		1,070.8
Equity investments and other financial assets	719.6	472.3	(637.1)	554.8
Net working capital and other assets/(liabilities)	(132.5)	(69.6)		(202.2)
Post-employment benefit plans	(102.2)	-		(102.2)
Net invested capital	**3,701.5**	**649.4**	**(283.6)**	**4,067.2**
Group shareholders' equity	2,478.1	606.0	(526.4)	2,557.7
Minority interests	1.4	56.4	242.8	300.7
Total Shareholders' equity	**2,479.5**	**662.5**	**(283.6)**	**2,858.4**
Net financial position	**(1,222.0)**	**13.2**	**-**	**(1,208.8)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. The table is also reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in Net financial position which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Net financial position at the beginning of the year	(568.3)	(358.0)	(964.4)	(713.8)	396.1	355.8
Free Cash Flow	666.7	363.6	300.3	46.7	366.3	338.8
- Cash Flow from operating activities (*)	1,730.7	1,588.4	1,161.1	1,087.3	569.7	501.3
- Investments in fixed assets	(953.2)	(1,466.5)	(768.0)	(1,321.6)	(185.2)	(144.9)
- Disposals of fixed assets	10.5	32.9	4.1	30.9	6.4	2.0
- Changes in net working capital and other current assets/liabilities	(121.3)	208.8	(96.9)	250.1	(24.5)	(19.6)
Change in consolidation area	(164.0)	-	(162.8)	-	(1.2)	-
(Re-purchases)/Sales of treasury shares	(33.4)	16.8	(2.8)	15.5	(30.6)	1.3
Share capital issues	-	-		-	60.0	-
Cash changes generated by equity investments	(468.9)	38.8	(64.4)	49.4	(464.5)	(10.6)
Dividends received	3.8	3.9	160.9	127.0	1.2	1.2
Dividends paid	(644.7)	(633.4)	(488.8)	(489.3)	(314.2)	(290.3)
Financial Surplus/Deficit	(640.5)	(210.3)	(257.6)	(250.6)	(383.0)	40.3
Net financial position at the end of the period	(1,208.8)	(568.3)	(1,222.0)	(964.4)	13.2	396.1

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's free cash flow amounts to EUR 666.7 million, increasing compared to EUR 363.6 million in the same period of 2006. A significant contribution to this result is given by the positive trend of free cash flow in Spain, the reduction, in Italy, in the period under investigation, of outlays for approximately EUR 290 million borne in 2006 for the acquisition of the broadcasting network dedicated to the development of a multiplex system for DVB-H technology-based mobile television and the options on the encrypted rights for the 2009/2010 season matches of some important "Serie A" football clubs.

The increase in fixed assets highlighted in the income statement are summarised in the table below:

	Mediaset Group		Italy		Spain	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Investments in TV and movie theatre rights	(833.3)	(1,031.7)	(665.7)	(870.0)	(167.6)	(161.7)
Changes in advances on TV rights	(6.4)	20.6	(0.3)	(6.1)	(6.1)	26.7
TV rights: investments and advances	(839.7)	(1,011.1)	(666.0)	(876.1)	(173.7)	(135.0)
Investments in other fixed assets	(113.5)	(455.4)	(102.0)	(445.5)	(11.5)	(9.9)
Total investments in fixed assets	(953.2)	(1,466.5)	(768.0)	(1,321.6)	(185.2)	(144.9)

It should be noted that in 2006 approximately EUR 343 million had been invested for the purchase of the encrypted rights of the main "Serie A" football clubs matches for the 2007/2008 and 2008/2009 seasons (included among the investment in television rights).

In the same year the Increases in other fixed assets included EUR 73 million regarding the purchase of options for the encrypted rights of the main "Serie A" football clubs matches for the 2009/2010 season and EUR 192.4 million for the purchase of the broadcasting network from Europa Tv.

Item Change in the consolidation area includes the impact on the net financial position for the period of reference deriving from the line-by-line consolidation of the Medusa Group in Italy (including the financial position as of the date of acquisition) and the shareholding held by Gestevision Telecinco in Europortal Jumpy España S.A. as a result of the acquisition of the majority interest on 1 March 2007.

Changes generated by equity investment item includes net financial position impact attributable in Italy to: the acquisition of Medusa Group (including of net financial position at the acquisition date); the partecipation in Cut Communication Ltd. (now Publiasia Ltd.); the consolidation in Spain of the equity investment detained by Gestevision Telecinco in Europortal Jumpy Espana S.A. (now Conecta 5 Telecinco) due to the control stake acquisition made in March 1, 2007.

It should be noted that in the Statement of source and application of funds of Area Spain, item Increases in equity investments received refers to the capitalization accomplished by Mediaset for its portion of competence (25%) in the newly established Mediacinco Cartera (75% owned by Telecinco). In the Statement of source and application of funds of Area Italy the corresponding liability is entered under item Equity investments.

Item Equity investments includes the equity investment made by Mediacinco Cartera in Edam for EUR 466 million. In the same period of the previous year, this item included the net capital gain equal to EUR 45.8 million resulting from the transfer of the shareholding held in Hopa.

TABLE OF RECONCILEMENT BETWEEN THE GROUP'S CONSOLIDATED SHAREHOLDERS' EQUITY AND THE PARENT COMPANY SHAREHOLDERS' EQUITY

(Communication CONSOB 6064293 of 27 July 2006)

(amounts in EUR millions)

	Shareholders' equity at 31/12/2007	Net profit 2007	Shareholders' equity at 31/12/2006	Net profit 2006
As per balance sheet and income statement of Mediaset S.p.A.	**2,478.6**	**481.6**	**2,484.8**	**522.4**
Excess of shareholders'equity, including gross income for the period over book value of investments in subsidiary and affiliated companies	2,122.3	882.4	2,652.9	1,335.7
Consolidation adjustments arising from:				
Eliminations of unrealised intra-group gains/losses	(269.8)	(0.7)	(266.6)	(475.7)
Dividend eliminations	-	(662.4)	-	(724.8)
Other consolidation adjustment	(1,472.7)	(19.8)	(1,937.9)	4.2
Total	**2,858.4**	**681.1**	**2,933.3**	**661.8**
Profit/(loss) attributable to minority interests	(300.7)	(174.4)	(299.2)	(156.3)
As per consolidated financial statements	**2,557.7**	**506.7**	**2,634.1**	**505.5**

SUBSEQUENT EVENTS AFTER 31 DECEMBER 2007

- On 19 February 2008, Gestevision Telecinco acquired for a consideration of EUR 31.7 million a 29.24% stake in **Caribevision TV Network LLC**, a newly established television network broadcasting from New York, Miami and Porto Rico, aimed at the Spanish speaking public. This operation includes Telecinco's acquisition of a 35.08% stake in Pegaso Television INC. Caribevision, a company owning 83.34% of Caribevision TV Network LLC. The other partners of Pegaso TV are the Burillo-Azcarraga family (48.30%) and Quantek (16.62%), a financial partner controlled by the Bulltick investment bank specializing in the Latin-American market; the remaining 16.62% portion of Caribevision TV Network LLC. 's capital is owned by Barba TV, controlled by Carlos Barba, the founder of the Telemundo television chain. This acquisition will enable Telecinco to penetrate the North-American, Spanish-speaking market, composed of 50 million people with a purchasing power growing faster than the average of the other US households and an advertising market that in 2006 hit the record level of USD 4,800 million with a 13% growth in the last year, of which 89% was due to the television market.
- In the first months of 2008, RTI S.p.A. exercised its option rights regarding the purchase of the encrypted rights of the "Serie A" home matches of Juventus, Milan, Inter, Romeand Lazio for the 2009/2010 season.
- On 18 January 2008, a new Mediaset Premium's pay TV offer was launched under the Premium Gallery brand. Consistently with the editorial policy undertaken in 2007, in 2008, the television offer will be expanded to include other genres in addition to football. This commitment has already been evidenced by the renewal of the offer regarding the live broadcast of the eighth edition of the Grande Fratello and, above all, in the announcements made concerning the agreements with Warner and Universal for the acquisition of the exclusive free and pay rights on all the platforms. These agreements will lead to a restructuring of the Premium offer, which will be broken down into Premium Gallery, Premium Calcio and Premium Extra. Premium Gallery will offer the best films and TV series with a gallery of content revolving around three universes: Joi, Mya and Steel. Joi, for the entire family, will be dedicated to blockbuster films and the most popular TV series. Mya will mainly refer to a female target and Steel, produced by NBC Universal, will broadcast content designed for young male viewers.

FORESEEABLE DEVELOPMENTS

- At the end of the first two months of 2008, Mediaset networks in Italy confirmed their leadership with respect to the commercial target group (15-64) with an average share of 42.7% in the 24-hours nd 42.5% in prime time. Canale 5 strengthened its absolute primacy in the Prime Time with 23.3% of the share and Italia 1 confirmed its third place with 11.8%.
- In the first two months of 2008 gross advertising sales on the Mediaset networks confirmed the growing positive trend of the last months of 2007, showing a 5% increase over the previous year.
- Mediaset Premium continues to perform very well: at 5 March 2008 active customers grew to 2,420,000 from 2,067,000 as at 31 December 2007, showing an increase by 353,000 customers in just two months.
- In Spain, Telecinco further strengthened its primacy in the first two months of 2008 as the mostly watched television both in terms of full day average and in the prime time, consolidated its undisputed leadership with respect to the commercial target in all time bands.
- For the current year, the objective is the achievement of a growing consolidated EBIT compared to 2007. The amount of the growth will depend of the development of television advertising sales in Italy and in Spain, faced by higher financial charges and an improved tax rate following the reduction in the ordinary tax rates both in Italy and Spain.

For the Board of Directors

The Chairman

Mediaset Group
2007 Annual Report

Consolidated Financial Statements and Notes

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	31/12/2007	31/12/2006
ASSETS			
Non current assets	**6**		
Property, plant and equipment	6.1	520.5	457.2
Television and movie rights	6.2	2,351.5	2,388.2
Goodwill and differences arising from consolidation	6.3	394.5	368.7
Other intangible assets	6.4	550.3	628.0
Investments in associates	6.5	486.5	27.5
Other financial assets	6.6	68.6	66.4
Deferred tax assets	6.7	335.5	324.6
TOTAL NON CURRENT ASSETS		**4,707.4**	**4,260.5**
Current assets	**7**		
Inventories	7.1	42.7	39.9
Trade receivables	7.2	1,212.8	1,142.3
Other receivables and current assets	7.3	297.4	392.8
Current financial assets	7.4	19.8	44.6
Cash and cash equivalents	7.5	157.0	447.4
TOTAL CURRENT ASSETS		**1,729.7**	**2,067.0**
Non current assets held for sale	**8**	**0.0**	1.5
TOTAL ASSETS		**6,437.1**	**6,329.0**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 16

CONSOLIDATED BALANCE SHEET (*)

(EUR million)

	Notes	31/12/2007	31/12/2006
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves	9		
Share capital	9.1	614.2	614.2
Share premium reserve	9.2	275.2	275.2
Treasury shares	9.3	(416.7)	(413.9)
Other reserves	9.4	477.2	542.8
Valuation reserve	9.5	0.4	3.2
Retained earnings	9.6	1,100.6	1,107.0
Net profit for the period		506.8	505.5
Group Shareholders' Equity		**2,557.7**	**2,634.1**
Minority interests in net profit		174.4	156.3
Minority interests in share capital, reserves and retained earnings		123.3	143.0
Minority interests		**300.7**	**299.3**
TOTAL SHAREHOLDERS' EQUITY		**2,858.4**	**2,933.3**
Non current liabilities	10		
Post-employment benefit plans	10.1	102.2	130.3
Deferred tax liabilities	6.7	164.1	177.3
Financial liabilities and payables	10.2	855.8	441.5
Provisions for non current risks and charges	10.3	174.9	127.1
TOTAL NON CURRENT LIABILITIES		**1,297.0**	**876.2**
Current liabilities	11		
Financial payables	11.1	518.0	612.7
Trade and other payables	11.2	1,329.6	1,493.1
Provisions for current risks and charges	10.3	56.9	71.5
Current tax liabilities	11.3	104.7	80.7
Other financial liabilities	11.4	42.3	13.0
Other current liabilities	11.6	230.2	248.6
TOTAL CURRENT LIABILITIES		**2,281.7**	**2,519.5**
Liabilities related to non current assets held for sale		**0.0**	**0.0**
TOTAL LIABILITIES		**3,578.7**	**3,395.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,437.1**	**6,329.0**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 16

CONSOLIDATED INCOME STATEMENT (*)

(EUR million)

INCOME STATEMENT	Note	2007	2006
Sales of goods and services	12.1	4,032.8	3,711.5
Other revenues and income	12.2	49.3	36.1
TOTAL NET CONSOLIDATED REVENUES		**4,082.1**	**3,747.6**
Personnel expenses	12.3	485.1	452.5
Non recurring income	12.3	(23.0)	
Purchases, services, other costs	12.4	1,454.0	1,374.2
Amortisation, depreciation and write-downs	12.5	1,017.0	885.7
Impairment losses and reversal of impairment on fixed assets		0.0	0.0
TOTAL COSTS		**2,933.1**	**2,712.4**
Gains/(Losses) from disposal of equity investments		0.0	1.3
EBIT		**1,149.0**	**1,036.5**
Financial losses	12.6	(140.2)	(76.7)
Financial income	12.7	89.3	56.6
Income/(expenses) from equity investments	12.9	(2.7)	3.2
EBT		**1,095.5**	**1,019.6**
Income taxes	12.10	414.3	357.9
NET PROFIT FROM CONTINUING OPERATIONS		**681.2**	**661.8**
Net Gains/(Losses) from discontinued operations		0.0	0.0
NET PROFIT FOR THE PERIOD		**681.2**	**661.8**
Attributable to:			
- Equity shareholders of the parent company	12.11	506.8	505.5
- Minority Interests		174.4	156.3
Earnings per share	12.12		
- Basic		0.45	0.44
- Diluted		0.45	0.44

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Income Statement items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 16

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	1,133.6	1,036.9
+ Depreciation and amortisation	1,017.0	885.7
+ Other provisions and non-cash movements	(26.3)	(4.5)
+ Change in trade receivables	(70.5)	(129.5)
+ Change in trade payables	123.4	2.2
+ Change in other assets and liabilities	(36.9)	144.2
- Interests (paid)/received	(0.6)	(0.2)
- Income tax paid	(278.7)	(415.9)
Net cash flow from operating activities [A]	**1,861.0**	**1,518.9**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	7.2	37.4
Proceeds from the sale of equity investments	2.7	51.3
Interests (paid)/received	-	0.3
Purchases in television rights	(833.3)	(1,031.7)
Changes in advances for television rights	(6.4)	20.6
Purchases of other fixed assets	(113.5)	(455.5)
Equity investments	(471.6)	(11.8)
Changes in payables for investing activities	(287.0)	291.8
Proceeds/Payments for hedging derivatives	(15.0)	(5.3)
Changes in other financial assets	17.5	88.7
Loans to other companies (granted)/repaid	-	-
Dividends received	1.3	3.9
Business Combinations/Changes in consolidation area (*)	(118.3)	-
Net cash flow from investing activities [B]	**(1,816.4)**	**(1,010.3)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	0.0	-
Change in treasury shares	(33.4)	16.8
Changes in financial liabilities	363.0	80.1
Dividends paid	(644.7)	(655.4)
Changes in other financial assets/liabilities	6.4	14.2
Interests (paid)/received	(26.3)	(15.1)
Net cash flow from financing activities [C]	**(335.0)**	**(559.4)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(290.4)**	**(50.8)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**447.4**	**498.2**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**157.0**	**447.1**

(*) The item includes the effects of the acquisition of the other 50% stake held by Gestevision in Europortal Jump Espana S.A.U., the acquisition of the entire 100% stake of Medusa Film and the 100% stake of Publiasia Ltd. Here follows a detail on the net cash flows outcomes for the acquisition of the Medusa Group.

Goodwill/Differences arising from consolidation	24.9
Consolidation Reserve	50.3
Tangible and intangible non current assets	95.0
Trade receivables	82.9
Cash and cash equivalents	35.4
Other financial assets/(liabilities)	(45.7)
Employees' defined benefit plans	(2.0)
Trade payables	(148.7)
Other assets/(liabilities)	29.3
Total amount paid	**121.4**
Net liquid funds acquired	(35.4)
Net cash flow paid at the date of acquisition	**86.0**
Net cash flow paid after the date of acquisition	**30.4**
Total net cash flow paid for the acquisition	**116.4**

MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Saldo 1/1/2006	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)	-	(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Stock Option plan valuation	-	-	-	-	(3.2)	8.3	-	5.1	1.3	6.4
(Purchase)/sale of treasury shares	-	-	-	36.8	-	(13.1)	-	23.7	0.3	24.0
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)		-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	4.0	-	-	4.0	-	4.0
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(4.0)	-	-	(4.0)	-	(4.0)
Other changes	-			-	-	(0.2)	-	(0.2)	0.2	-
Profit/(loss) for the period	-	-	-	-	-	-	505.5	505.5	156.3	661.8
Balance at 31/12/2006	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**
Balance at 1/1/2007	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	-	(488.7)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(156.1)	(156.1)
Stock Option plan valuation	-	-	-		4.8	-	-	4.8	1.8	6.6
(Purchase)/sale of treasury shares	-	-	-	(2.8)	-	(15.1)	-	(17.9)	(15.5)	(33.4)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	6.6	(7.6)	-	(1.0)	-	(1.0)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(14.2)	-	-	(14.2)	-	(14.2)
Effetto cambiamento di principi	-	-						-		-
Changes in the consolidation area	-	-	(50.3)	-	-	-	-	(50.3)	(1.0)	(51.3)
Other changes	-	-	(15.3)	-		(0.6)	-	(15.9)	(2.1)	(18.0)
Profit/(loss) for the period	-	-	-	-	-	-	506.8	506.8	174.4	681.2
Balance at 31/12/2007	**614.2**	**275.2**	**477.2**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,557.7**	**300.7**	**2,858.4**

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2007	of which with related parties (note 16)	% wheight	31/12/2006	of which with related parties	% wheight
ASSETS							
Non current assets	**6**						
Property, plant and equipment	6.1	520.5			457.2		
Television and movie rights	6.2	2,351.5	107.8	5%	2,388.2	480.5	20%
Goodwill and differences arising from consolidation	6.3	394.5			368.7		
Other intangible assets	6.4	550.3	29.3	5%	628.0	98.6	16%
Investments in associates	6.5	486.5			27.5		
Other financial assets	6.6	68.6			66.4		
Deferred tax assets	6.7	335.5			324.6		
TOTAL NON CURRENT ASSETS		**4,707.4**			**4,260.5**		
Current assets	**7**						
Inventories	7.1	42.7			39.9		
Trade receivables	7.2	1,212.8	17.4	1%	1,142.3	23.3	2%
Other receivables and current assets	7.3	297.4			392.8	0.5	0%
Current financial assets	7.4	19.8			44.6		
Cash and cash equivalents	7.5	157.0			447.4		
TOTAL CURRENT ASSETS		**1,729.7**			**2,067.0**		
Non current assets held for sale	**8**	**0.0**			1.5	**1.5**	100%
TOTAL ASSETS		**6,437.1**			**6,329.0**		

CONSOLIDATED BALANCE SHEET ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2007	of which with related parties (note 16)	% wheight	31/12/2006	of which with related parties	% wheight
SHAREHOLDERS' EQUITY AND LIABILITIES							
Share capital and reserves	9						
Share capital	9.1	614.2			614.2		
Share premium reserve	9.2	275.2			275.2		
Treasury shares	9.3	(416.7)			(413.9)		
Other reserves	9.4	477.2			542.8		
Valuation reserve	9.5	0.4			3.2		
Retained earnings	9.6	1,100.6			1,107.0		
Net profit for the period		506.8			505.5		
Utile (perdita) del periodo							
Group Shareholders' Equity		**2,557.7**			**2,634.1**		
Minority interests in net profit		174.4			156.3		
Minority interests in share capital, reserves and retained earnings		123.3			143.0		
Minority interests		**300.7**			**299.3**		
TOTAL SHAREHOLDERS' EQUITY		**2,858.4**			**2,933.3**		
Non current liabilities	10						
Post-employment benefit plans	10.1	102.2			130.3		
Deferred tax liabilities	6.7	164.1			177.3		
Financial liabilities and payables	10.2	855.8			441.5	0.8	0%
Provisions for non current risks and charges	10.3	174.9			127.1		
TOTAL NON CURRENT LIABILITIES		**1,297.0**			**876.2**		
Current liabilities	11						
Financial payables	11.1	518.0			612.7		
Trade and other payables	11.2	1,329.6	143.9	11%	1,493.1	194.3	13%
Provisions for current risks and charges	10.3	56.9			71.5		
Current tax liabilities	11.3	104.7	2.0	2%	80.7	1.7	2%
Other financial liabilities	11.4	42.3	10.6	25%	13.0	4.6	35%
Other current liabilities	11.6	230.2			248.6		
TOTAL CURRENT LIABILITIES		**2,281.7**			**2,519.5**		
Liabilities related to non current assets held for sale		**0.0**			**0.0**		
TOTAL LIABILITIES		**3,578.7**			**3,395.7**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,437.1**			**6,329.0**		

CONSOLIDATED INCOME STATEMENT ACCORDING TO CONSOB DECISION N. 15519 DATED 27 JULY 2006

(EUR million)

INCOME STATEMENT	Notes	2007	of which with related parties (note 16)	% wheight	2006	of which with related parties	% wheight
Sales of goods and services	12.1	4,032.8	37.3	1%	3,711.5	36.4	1%
Other revenues and income	12.2	49.3	5.7	12%	36.1	4.7	13%
TOTAL NET CONSOLIDATED REVENUES		**4,082.1**			**3,747.6**		
Personnel expenses	12.3	485.1			452.5		
- of which non recurring income	12.3	(23.0)					
Purchases, services, other costs	12.4	1,454.0	260.2	18%	1,374.2	141.9	10%
Amortisation, depreciation and write-downs	12.5	1,017.0	64.4	6%	885.7	81.4	9%
Impairment losses and reversal of impairment on fixed assets		0.0			0.0		
TOTAL COSTS		**2,933.1**			**2,712.4**		
Gains/(Losses) from disposal of equity investments		0.0			1.3		
EBIT		**1,149.0**			**1,036.5**		
Financial losses	12.6	(140.2)	(2.0)	1%	(76.7)	(0.2)	0%
Financial income	12.7	89.3			56.6	3.2	6%
Income/(expenses) from equity investments	12.9	(2.7)			3.2		
EBT		**1,095.5**			**1,019.6**		
Income taxes	12.10	414.3			357.9		
NET PROFIT FROM CONTINUING OPERATIONS		**681.2**			**661.8**		
Net Gains/(Losses) from discontinued operations		0.0			0.0		
NET PROFIT FOR THE PERIOD		**681.2**			**661.8**		
Attributable to:							
- Equity shareholders of the parent company	12.11	506.8			505.5		
- Minority Interests		174.4			156.3		
Earnings per share	12.12						
- Basic		0.45			0.44		
- Diluted		0.45			0.44		

EXPLANATORY NOTES

1.GENERAL INFORMATION

Mediaset S.p.A. is a stock company established in Italy and registered with the Registrar of Companies of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section preceding the Group's Report on Operations.

These financial statements are denominated in Euro since this is the currency used for most of the Group's operations.

2. GENERAL DRAFTING CRITERIA AND ACCOUNTING STANDARDS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements at 31 December 2007 were prepared according to the IAS/IFRS International Accounting Standards and by the relevant interpretation standards (SIC/IFRIC) registered by the European Commission and in force at such date.

The Mediaset Group adopted these standards starting from 1 January 2005, when the European Regulation No. 1606 of 19 July 2002 came into force.

Starting from this year, Group's financial statements includes the adoption of IFRS 7 (*Disclosures on financial instruments and risk management policies*) implemented by the European Union through EC Regulation No. 108-2006. This principle requires disclosures by class of the different types of risks, which the company is exposed to, and the objectives and financial instruments used by the company's management in order to manage those risks, as well as quantitative disclosures providing information about the extent to which the company is exposed to risk (including comparable data of the previous year), a sensitivity analysis, a classification and valuation to permit reconciliation to the line items presented in the balance sheet based on the categories established by IAS 39. In addition, these financial statements include the implementation of the amendment to IAS 1, setting out reporting standards to improve disclosures about the objectives and the management methods adopted about an entity's capital. Such disclosures are provided in section 13 of these Explanatory Notes.

Tables in the financial statements and explanatory notes have been prepared by also providing additional information envisaged with respect to company accounts tables and information by CONSOB Decision No. 15519 of 27 July 2006 and CONSOB Communication No. 6064293 of 28 July 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION CRITERIA

General principles

The generally adopted criteria for entering assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, *fair value* is adopted.

Values of items in the consolidated financial statements, considering their significance, are expressed in EUR millions.

Below is a description of the structure adopted for the financial statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these consolidated financial statements.

Financial statements structure

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, in line with Group's in-house reporting methodology and in line with ordinary international industry practices, highlighting interim results regarding EBIT and profit before tax. *EBIT* is computed as the difference between Consolidated Net Revenues and Operating Costs (including all non monetary items regarding depreciation and amortisation – net of any reversal of impairment – of current and non current assets) with the addition of gains and losses from disposal of non current assets. In order to make it easier to measure the evolution of ordinary operations, in EBIT, cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately. These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the

year) may be questionable in terms of exhaustive/correct information provided in the financial statements, conflict of interest, protection of the company's assets and protection of minority shareholders.

The ***Balance Sheet*** is drafted according to a scheme that shows the breakdown of "*current/non current assets and liabilities*". An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the Group, or
- is mainly held for trading or
- it is envisaged that it will be sold / discharged within 12 months from the financial statements closing date or
- in absence of all three conditions above, assets / liabilities are classified as non current.

The ***Cash Flow Statement*** is drafted by applying the *indirect method*, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Investments in television rights as well as the change in advance payments made for future purchases of rights are included in investment operations. Changes in debts to suppliers for investments are entered under investments in the Cash Flow Statement. Similarly, also gains and payments regarding cash flow hedging operations for foreign currency payments of television rights are recognised in line with the hedged item in the flows from investments. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

Statements of changes in Shareholders' equity shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit of the parent company and subsidiaries to minority shareholders;
- amounts regarding operations with shareholders (purchase and sale of treasury shares);
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in Shareholders' equity (gain or loss from purchase and sale of treasury shares, actuarial profit and losses generated by the assessment of defined benefit plans), or have the same amount allocated to a provision in Shareholders' equity (share based payments for stock option plans);
- movements in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- movements in the valuation reserve of financial assets held for sale;
- the effect arising from any changes in the accounting standards.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant disclosures are provided along with breakdowns and changes with respect to the previous year.

Lastly, it should be noted that, in order to comply with the indications included in Consob Decision No.15519 of 27 July 2006 "Instructions about the structure of financial statements", in addition to the mandatory statements, new consolidated income statement and balance sheet tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Standards and consolidation area

These consolidated financial statements include Mediaset S.p.A. accounts and those of Italian and foreign companies on which Mediaset S.p.A. has the right to directly or indirectly exercise its control, since it has the power to determine their financial and managerial orientation and to obtain the relevant benefits.

Given its negligible effect, International Media Service Ltd was not consolidated on a line-by-line basis, but at cost, even though it is directly controlled by Mediaset S.p.A..

Assets and liabilities, gains and losses of companies consolidated on a line-by-line basis are fully included in the consolidated financial statements. The book value of equity investments is cancelled with respect to the corresponding portion of Shareholder's equity of the companies in which an interest is held, by assigning their current value at the date when control was acquired to the individual items in the assets and liabilities. Any positive residual difference is entered in non-current asset item "Goodwill and difference from consolidation", any negative is entered under income in the income statement.

In case of acquisitions of business combination under common control, excluded from the framework of mandatory application of IFRS 3 (Business combination), in absence of references to specific IAS/IFRS principles or interpretations for these types of operations, considering the provisions set out in IAS 8, we believed that the criterion based on the *principle of business continuation* is generally applicable. According to said principle, the consolidated financial statements of the acquiring entity should include assets and liabilities entered according to the relevant values resulting from the consolidated accounts as at the date of transfer of the common entity controlling

those subject to business combination, with recognition of any possible difference between the consideration paid for the acquisition of the shareholding and the net accounting value of assets entered in the specific reserve under the Group's Shareholders' equity.

In absence of any specific Principle or Interpretation in this case in point, in case of acquisition of minority stakes in entities already subject to control, the difference between the price paid and the book value of assets and liabilities acquired is entered under item goodwill *(Parent Company method)*

In case of transfer of minority stakes held in consolidated entities, which does not imply loss of control in such entities by the transferring company, the application of this method provides that any capital gain or loss resulting therefrom is entered to income statement.

All inter-company receivables and payables, expenses and revenues and unrealised profits are eliminated.

The portions in Shareholders' equity and the results for the year of consolidated companies belonging to third parties are recognised separately with respect to the Group's Shareholders' equity.

Currency-denominated assets and liabilities of foreign companies included in the consolidation area are converted into euro amounts using the exchange rate applicable as of the date of reference of these financial statements. Gains and expenses are converted using the period's average exchange rate. Any conversion difference resulting from the application of such criteria is entered under the specific reserve in Shareholders' equity until transfer of the relevant interest.

Goodwill and adjustments to fair value generated from the acquisition of a foreign entity are entered in the relevant currency and converted at year-end exchange rate.

The accounting situations of associated companies and companies under a joint venture are recognised in the consolidated financial statements according to the equity method.

Pursuant to IAS 28, an *associated company* is an enterprise in which the group can exert significant influence but does not have control or joint control, through the participation in the decisions regarding the financial and operating policies of the associated company.

Pursuant to IAS 31, a *joint venture* is a contract agreement by means of which the group starts an economic activity subject to joint control with other entities. Joint control means contractually agreed sharing of control over an economic activity and only exists when strategic, financial and operating decisions for the business require the unanimous consent of the parties sharing the control.

As is envisaged by IAS 31, interests in joint ventures are valued according to the equity method. The equity method is also used for the valuation of equity investments in associated companies. This method is based on the accounting situations prepared by the single companies that are made available when drafting the consolidated financial statements.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to made the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rated determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

- Buildings	2% -3%
- Plant and machinery	10%- 20%
- Light construction and equipment	5% - 16%
- Office furniture and equipment	3% - 20%
- Vehicles and other transportation means	10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in the income statement.

Leases

Assets acquired under leasing contracts are entered under fixed assets and a financial payable is recognised to liabilities. The payable is progressively reduced according to the reimbursement plan of principal outstanding included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economic-technical life of the asset, or, if lower, on the basis of the expiry of the leasing contract.

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Government grants

Government grants received for investments in plants are recognised to income statement for the period necessary to match them with the related costs and treated as deferred income.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits. They also include goodwill when this is acquired for a consideration.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are recognised to income statement in the period in which they are incurred if relative to research costs; ***development expenditures,*** mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised sistematically starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets.*

This principle is also used for multi-year licences regarding ***television rights*** , which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method is generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months. This method reflects greater opportunities to exploit television rights, also considering the difficulty in identifying objective components for the correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under the relevant television rights contracts have been used up, the residual value is fully discharged.

Sports, news and entertainment programmes rights are amortised almost entirely (90%) in the year the rights run and the residual portion is amortised in the following year. Rights related to long TV series are amortised at 70% in the first year starting from their availability and the residual 30% in the following twelve months.

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation model is used, which is correlated to the number of showings available by contract and their actual broadcasting.

Pay per View sports television rights on digital terrestrial technology are totally amortised when the event is broadcast.

Television rights available for use on different broadcasting platforms, specifically dedicated to distribution, are amortised based on the provisions set out in the US principle F.A.S. 139 established by the Financial Accounting Standard Board, according to the portion applicable in Italy pursuant to IAS 38. This principle provides that the valuation of the rights is based on "individual film forecasting", that is, making reference to the existing correlation between final revenues by type of exploitation and overall revenues resulting from the exploitation of the same right.

Costs regarding the **right to use television frequencies** dedicated to the setting up of digital terrestrial networks acquired by third parties under existing laws, are amortised on a straight-line basis with respect to the expected

duration of use starting from the moment when the service is started. The amortisation deadline is 31 March 2018. This date takes the period of validity of the individual licence for network operator, equal to 12 years, into account, which was assigned by Italian Ministry of Communications to subsidiary Elettronica Industriale S.p.A. on 16 March 2006.

Goodwill, difference from consolidation and **other assets with undefined life or not available for use** are not subject to amortisation on a straight-line basis but subject to annual impairment test performed on the basis of the *Cash Generating Unit* to which General Management allocates goodwill. Any write-downs are not subject to subsequent value restoration.

Goodwill resulting from the acquisition of a subsidiary, a business unit or a joint venture reflects the excess of the cost of acquisition against the Group's portion of fair value of assets, liabilities and contingent liabilities identifiable in the acquired entity as of the date of acquisition.

In the event of transfer of shareholdings in subsidiaries or joint ventures, the residual amount of goodwill attributable to them is used for the determination of the capital gain or loss resulting from such disposal.

Goodwill resulting from acquisitions completed before the date of transition to IFRS standards is entered based on the previously adopted Italian accounting principles and is subject to impairment test as of the same date.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of Goodwill, intangible assets with undefined useful life or assets not available for use, such assessment is carried out at least once in a year, usually during the preparation of the annual financial statements and at any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value entered in the financial statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Equity investments in associated companies and joint ventures

Pursuant to IAS 31, equity investments in joint ventures are valued by the equity method. The equity method is also used for equity investments in associated companies. The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Goodwill in the value of equity investments is subject to impairment test on a yearly basis according to the previously described criteria.

Non current financial assets

Equity investments other than investments in associated companies or joint ventures are entered in item "*other financial assets*" under non current assets and are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) to a specific reserve in Shareholders' equity.

In the event of write-down for impairment, the cost is recognised to income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the already described criteria established for assets "*Available for sale*" and financial receivables to be paid over 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation.

With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Inventory

Inventory of raw materials, semi-finished products and finished products are valued at the lower between acquisition and production cost, including ancillary charges (FIFO method) and the estimated net realisable value as can be determined according to market trends. Finished products regarding teleshopping activities are valued by applying the weighted average cost method. Inventory also comprises television rights acquired for periods of use of less than 12 months and the costs of the already completed television productions.

Trade receivables

Receivables are stated at their fair value that generally corresponds to their face value, except in the event in which, as a result of significant payment extensions, it corresponds to the value determined by applying the amortised cost method. Their value is adjusted at year end to the estimated realisable value and devalued in case of impairment. Non-EMU currency-denominated receivables are valued at end-of-period exchange rates drawn from the European Central Bank.

Credit transfer

The recognition of credit transfer is subject to the provisions established by IAS 39 regarding the *derecognition* of financial assets. As a result, receivables transferred to factoring companies with or without recourse, in the event that the latter include implications of significant exposure to the trend of financial flows resulting from the receivables transferred, recognition is maintained in the financial statements, even though they have been legally transferred, with a concurrent accounting of a financial liability of equal amount.

Current financial assets

Financial assets are recorded and derecognised from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recorded based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item "Financial income / (loss)" or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent partners.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value variation risk.

Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity; income and losses resulting from trading operations are entered in a specific reserve of Shareholders' equity.

Employee Benefits

Post-Employment Benefit Plan

Employee termination benefit was classified until 31 December 2006 as "Post-employment benefit" of the "defined benefit plan" type, whose already accrued amount had to be projected to estimate the amount to be paid at the moment of termination of the employment relation and subsequently discounted using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee had already accrued during his/her employment period.

By means of actuarial assessment, the *current service cost* that defines the amount of rights accrued in the year by personnel is recognised in the income statement under item "Personnel expenses" and the *interest cost* that represents the expense that the company would incur into by asking the market for a loan for the same amount as the defined benefit plan is entered under "Financial loss/income".

Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in Shareholders' equity without being ever included in the consolidated income statement.

Following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued from 1 January 2007 were accordingly modified starting from the fiscal year of reference in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees during the period of reference.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as *defined contribution plans* (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006, in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method (revaluation rate established by law and provided for the Institute in replacement of salary increase projections) without taking the pro rata of the service paid on the amounts with a deferred maturity into account. In accordance with the provisions set forth in paragraph 109 of IAS 19, such re-calculation implied a curtailment of a non recurrent proceed entered to reduce Personnel Expenses and the concurrent reclassification in item "Previous years' income/(loss)" of the Reserve for actuarial income and loss allocated for at 31 December 2006.

Equity compensation benefit plans

In compliance with IFRS 2, the Group classified Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. Said amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights.

The fair value is determined by using the "binomial" method.

In line with the principles regulating the transition, this principle was applied to all grants after 7 November 2002 not yet accrued at 1 January 2005.

Trade payables

Trade payables are entered at face value which is usually close to the cost amortised; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations). These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is entered at current values in the financial statements and the charges resulting from the passing of time are fully recognised to income statement under item "Financial income / (loss)".

Non current financial liabilities

Payables are entered at the amortised cost, using the actual interest rate.

Derivative financial instruments and hedge accounting

The Mediaset Group is exposed to financial risks mainly correlated to exchange rate fluctuations for the operations of acquisition of television rights in other non-European currencies and interest rate variations regarding multi-year loans stipulated at variable rate.

The Group uses derivative instruments (primarily forward contracts on foreign currencies and options) to hedge against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For the Mediaset Group, the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment in which these assets are recognised in the financial statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting*, according to IAS). However, when the assets are entered in the financial statements, the objective of the hedge is pursued through *natural hedge* where hedging (optional derivative instruments) and underlying (payables for the acquisition of rights) are separately valued according to the principles of reference and are therefore treated, from an accounting standpoint, as non hedge. More specifically, derivatives, in compliance with IAS 39, are valued at fair value with recognition of value differences to income statement, while payables for the acquisition of rights – considered monetary items – are adjusted to the exchange rate at period end, in compliance with IAS 21.

Derivative instruments include current financial assets and liabilities entered at fair value.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (period end exchange rate calculated at the account date).

The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the Single Barrier Options (with barrier defined in discret times).

With reference to hedging derivatives to hedge interest rate risk, the fair value of interest rate swaps is calculated using the current value of the expected future cash flows, while the fair value of collar derivatives is calculated using the Black & Sholes method.

Accounting treatment varies according to the fact that these are designated as hedging derivatives pursuant to IAS 39.

In particular, for the purpose of hedge accounting Mediaset considers as hedging derivatives those financial instruments that hedge against currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*) and those to hedge the exchange rate risk for which both the relationship between the derivative instrument and the hedged item and the likelihood/effectiveness of occurrence of the forecast transaction are formally documented.

The effective portion of the derivative instrument used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in income statement.

These operations are accounted for through *cash flow hedge*. According to this rule, the effective component generating changes in the value of the derivative is entered in a reserve to Shareholders' equity. In the event of hedging commitments for the purchase of rights, such reserve is used to subsequently adjust the recognised value of the asset in the financial statements (basis adjustment) and in the event of exchange rate risk hedge, such reserve generates a proportional effect in the income statement at the same time of generation of the relevant cash flows.

Changes to the fair value of derivative instruments used for financial hedging purposes, that hedge the risk of changes to the fair value of items entered in the financial statements, in particular, currency receivables and payables or derivatives that do not qualify as hedging derivatives, are recognised in the income statement under item "Financial income / loss".

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.

In particular, the Group's main revenues from sales are entered according to the following criteria:

- advertising: upon showing of the relevant insert or advertising commercial. Revenues from advertising sales in exchange of goods (and correspondingly the cost of goods) are adjusted in order to keep the estimated recoverable value of goods into account;
- goods: upon shipment or delivery. In case of lease o sub-licencing of the use of rights also for a limited period of time, implying the transfer onto the transferee of the asset's control, the relevant revenue is fully recognised when the use of the asset is transferred;
- the amounts invoiced to distributors deriving from the sale of prepaid cards and scratch cards for Pay per View events are broken down based on the residual duration of the cards sold. Similarly, also direct costs are allocated along the same duration.

Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.

Cost recoveries are shown directly as cost deduction.

Income tax

Current income tax is entered for each individual company based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date in each country, considering applicable exemptions and tax credit.

Tax advances and deferred taxation are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also entered in Shareholders' equity.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and when these refer to taxes due to the same Tax Authority and the Group intends to settle current assets and liabilities on a net basis.

In the event of changes to the accounting value of deferred tax assets and liabilities deriving from a change in the applicable tax rates and relevant legislation, the resulting deferred tax amount is entered in income statement, unless it refers to debited or credited amounts previously recognised to Shareholders' equity.

Dividends

Dividends are entered in the accounting period in which distribution is approved.

Earnings per share

Earnings per share are determined by dividing the Group's net profit by the average weighted number of outstanding shares during that period, net of treasury shares. Diluted earnings per share are determined by considering the number of outstanding shares and the potential dilution effect resulting from the assignment of treasury shares to the beneficiaries of the already accrued stock option plans.

Use of estimates

The preparation of the financial statements and the relevant explanatory notes requires estimates and assumptions that have an impact on the financial statements assets and liabilities as well as on the information regarding potential assets and liabilities at the closing date.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the income statement starting from the year of adoption.

New accounting principles

On 3 March 2006, IFRIC issued interpretation IFRIC 9 – *Reassessment of embedded derivatives* to clarify whether an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognised. Consequently, reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The adoption of such interpretation did not bring about and accounting effects.

In August 2005 IASB issued the new accounting principle IFRS 7 – *Financial instruments: disclosures* and a complementary amendment to IAS 1 – *Presentation of financial statements: Capital disclosures* applicable from 1 January 2007. IFRS 7 requires certain new disclosures about financial instruments. The company has applied this principle starting from these financial statements. The amendment to IAS 1 introduces requirements for disclosures about an entity's capital and does not produce any effect from an evaluation or classification standpoint of these items. A more detailed analysis related to the application of IFRS 7 is provided under note 13 in the Explanatory Notes.

On 6 September 2007 IASB issued a revised IAS 1 – *Presentation of financial statements* applicable from 1 January 2009. The revised version of the accounting principle is aimed at requiring that an entity presents all owner changes in equity in one statement of changes in equity. All non-owner changes in equity must instead be presented either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). In any case, components of comprehensive income may not be presented in the statement of changes in equity. As of the date of these financial statements the EU competent bodies had not yet concluded the standardization process necessary for the application of this principle.

Lastly, it should be noted that the following interpretations were published governing the cases in point and other cases not available within the Company.

- IFRIC 8 – *Scope of IFRS 2* (applicable starting from 1 January 2007);

- IFRIC 12 – *Service concession arrangements* (applicable starting from 1 January 2008 and not yet ratified by the European Union);
- IFRIC 13 – *Customer Loyalty Programmes.* (applicable starting from 1 January 2009 and not yet ratified by the European Union);
- IFRIC 14 – *Activity for defined benefit plans and minimum coverage criteria* (applicable starting from 1 January 2008).

On 30 November 2006 the International Accounting Standards Board issued IFRS 8 – "*Operating Segments*" which will become applicable starting from 1 January 2009 in replacement of IAS 14 – "*Segment Reporting*" . Following the preliminar assesment made on the principle, the application of the same should not undertake significant changes with reference to the current segment reporting.

On 29 March 2007 the International Accounting Standards Board issued a review of IAS 23 – "*Borrowing Costs*" – which will become applicable starting from 1 January 2009. According to the reviewed version of the accounting principle, the option was eliminated, according to which companies could immediately enter to income statement the financial charges borne in relation to assets for which a substantial period of time is needed to get ready for its intended use or for sale. This accounting principle will become applicable prospectically to the financial charges relative to capitalised assets starting from 1 January 2009. The Group is currently evaluating its applicability.

Past year closing adjustments

In order to make figures of 2006 comparable with those of 2007, trade advances have been reclassified from the item *liabilities due to suppliers* to *other current liabilities.*

4. MAIN COMPANY OPERATIONS AND CHANGES IN THE CONSOLIDATION AREA DURING THE YEAR

During the period in question the following corporate transactions involving the consolidation area were carried out.

On 19 January 2007, RTI S.p.A. completed the transfer of the 50% stake held in **Press TV S.p.A.** to the Mondadori Group.

On January 27, 2007, the resolution was made for the winding up of **Red de Television Digital Madrid S.A.U.**, a 50% owned company by the Telecinco Group.

On February 2007 , Gestevision Telecinco S.A. acquired an additional 50% stake in **Europortal Jumpy Espana S.A.U.** This equity investment, which was previously valued according to the equity method, is now consolidated on a line-by-line basis.

On 5 March 2007 the resolution was made for the winding up of **Red de Television Digital Valencia S.A.**, a 50% owned company by the Telecinco Group.

On 11 April 2007, Gestevision Telecinco S.A. established **Mediacinco Cartera S.L.** On 15 June 2007 a capital increase by Mediaset Investment S.a.r.l. was underwritten and, as a result of it 25% of the company's capital is owned by Mediaset Investment S.a.r.l. and 75% by Gestivision Telecinco S.A.. This company is consolidated on a line-by-line basis

On 10 May 2007, Mediaset Investment S.a.r.l. transferred to third parties its 100% stake in **Emme Invest S.a.r.l.**

On 29 June 2007 **Edam Acquisition Holding I Cooperatief U.A.** was established, owned at 33.33% by Mediacinco Cartera S.L., at 33.33% by Cyrte Fund II and at 33.33% by GS Capital Partners VI. On 3 July 2007 Edam Acquisition B.V., a company fully owned by Edam Acquisition Holding I Coöperatief U.A., acquired 99.7% of Endemol Investment Holding B.V.'s equity interest from Telefonica S.A.. Endemol Investment Holding B.V. owned 75% of Endemol N.V. and following to the operations regarding the tender offer launched on the residual capital of Endemol N.V. (now Endemol Group B.V.), Edam Acquisition B.V acquired 99.73% of Endemol N.V's equity interest. As at 31 December 2007 the equity interest held by Mediacinco Cartera S.L. in Edam Acquisition Holding I Coöperatief U.A., equal to 33.33%, was consolidated using the equity method.

On 29 June 2007 RTI S.p.A. purchased 0.96% of **Class CNBC S.p.A.**'s share capital, increasing its equity interest from 9.94% to 10.90%.

On 10 July 2007 Fininvest SpA acquired 100% stake in **Medusa Film S.p.A.** from R.T.I. S.p.A., the company controlling Medusa Cinema S.p.A., Medusa Video S.p.A. and Medusa Multicinema S.p.A. As a result, these companies were consolidated as of the relevant acquisition date on a line-by-line basis. Since this transaction is not considered a business combination pursuant to IFRS 3, but a business combination under common control and lacking references to any specific IAS/IFRS principles and interpretations for this types of operations, we believed that the criterion based on the principle of business continuation is generally applicable. According to said principle, the consolidated

financial statements of the acquiring entity should include assets and liabilities entered according to the relevant values resulting from the consolidated accounts as at the date of transfer of the common entity controlling those subject to business combination.

On 3 August 2007, Publieurope Limited established New Century Advertising Co. Ltd., a WFOE (wholly foreign owned enterprise), with offices in Beijing. As at 31 December 2007, this company is consolidated on a line-by-line basis.

On 12 October 2007, Mediaset Investment S.a.r.l. acquired 100% stake in Cut Communications Ltd.'s capital, which changed its company name into **PubliAsia Ltd** on 15 October 2007.

On 26 November 2007, Mediaset Investment S.a.r.l. established **Mediaset Investment Belgium S.p.r.l.** with offices in Brussels. On 18 December 2007, Mediaset Investment contributed its financial assets into this company underwriting a capital increase equal to EUR 850.0 million.

On 19 December 2007, R.T.I. S.p.A. established **MedDue S.r.l.** Based on the agreements stipulated on 29 November 2007, in 2008 this company will be contributed with the equity investment held by R.T.I. in Medusa Film S.p.A. and the shareholding held in TaoDue S.r.l. Upon completion of these operations, R.T.I. S.p.A.'s equity investment in this company will account for 75%.

The list of the companies and equity investments included by means of the different consolidation and assessment terms in the consolidation accounts of the Mediaset Group at 31 December 2007 is shown in the relevant table at the end of these explanatory notes.

5. SEGMENT REPORT

Below is the data requested by IAS 14 for the primary and secondary segments based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary segments coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the geographical segment in Italy, since in Spain, which coincides with the Telecinco Group, there are no significant business segments other than the television core business.

Primary Segments (*geographical areas*)

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity as at 31 December 2007.

The relationships between the two segments almost exclusively refer to the dividends paid out by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the cancellation of the stake held in Gestevision Telecinco, whose book value is entered under the assets of the geographical segment Italy with subsequent recognition of the consolidation difference and, in 2007, they include the 25% stake held by Mediaset in Mediacinco (the remaining 75% is owned by Telecinco) as well as the loan granted by Mediaset to Mediacinco equal to EUR 57.9 million.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans and, in 2007, they include extraordinary revenues resulting from the re-determination of post-employment benefit as of 31.12.2006.

2006	**ITALY**	**SPAIN**	**Eliminations**	**MEDIASET GROUP**
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,750.0	997.6		3,747.6
Inter-segment revenue	1.5	-	(1.5)	-
Consolidated net revenues	**2,751.5**	**997.6**	**(1.5)**	**3,747.6**
%	73%	27%		100%
Operating profit	**595.7**	**439.6**	-	**1,035.3**
%	58%	42%		100%
EBIT	**597.1**	**439.6**	**(0.1)**	**1,036.6**
Financial income/(losses)	115.5	10.0	(145.7)	(20.2)
Income/(expenses) from equity investments valued	(0.3)	1.0		0.7
Income/(expenses) from other equity investments	2.6	0.0		2.6
EBT	**714.9**	**450.6**	**(145.9)**	**1,019.6**
Income taxes	(221.7)	(136.2)	-	(357.9)
Profit/(losses) pertaining to minority interests	(0.3)	(0.1)	(155.9)	(156.3)
Group Net Profit	**493.0**	**314.3**	**(301.8)**	**505.5**
OTHER INFORMATION				
Assets	5,622.4	931.6	(224.9)	6,329.0
Liabilities	3,064.4	332.7	(1.2)	3,395.7
Investments in tangible and intangible non current assets	1,315.7	171.6		1,487.2
Amortization	716.3	169.4	-	885.7
Impairment losses	-	-	-	-
Other non monetary expenses	27.0	8.5		35.5

2007	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	3,000.5	1,081.6		4,082.1
Inter-segment revenue	1.6	-	(1.6)	-
Consolidated net revenues	**3,002.1**	**1,081.6**	**(1.6)**	**4,082.1**
%	74%	26%		100%
Operating profit	**663.8**	**485.2**	-	**1,149.0**
%	58%	42%		100%
EBIT	**663.8**	**485.2**	-	**1,149.0**
Financial income/(losses)	(56.2)	5.3	-	(50.9)
Income/(expenses) from equity investments valued	0.5	2.6	(6.0)	(2.7)
Income/(expenses) from other equity investments	158.4	-	(158.4)	-
EBT	**766.5**	**487.4**	**(158.4)**	**1,095.5**
Income taxes	(276.9)	(137.4)	-	(414.3)
Profit/(losses) pertaining to minority interests	(0.3)	3.0	(177.1)	(174.4)
Group Net Profit	**489.3**	**353.1**	**(335.5)**	**506.8**
OTHER INFORMATION				
Assets	5,902.3	1,082.5	(547.6)	6,437.1
Liabilities	3,424.9	420.0	(266.2)	3,578.7
Investments in tangible and intangible non current assets	768.0	185.2	-	953.2
Amortization	823.5	193.5	-	1,017.0
Impairment losses	-	-	-	-
Other non monetary expenses	6.8	10.3	-	17.1

(*) including the variation of item ***advances for the purchase of rights***

The following table shows the cash flow statement by geographical area. It should be noted that item *cashed-in dividends* regarding geographical area Italy includes the dividends received from Gestevision Telecinco.

CASH FLOW STATEMENT - GEOGRAPHICAL DETAIL	Italy		Spain	
	31/12/2007	31/12/2006	31/12/2007	31/12/2006
Operating profit before taxation	651.4	596.4	482.2	440.5
+ Depreciation and amortisation	823.5	716.3	193.5	169.4
+ Other provisions and non-cash movements	(43.4)	(11.3)	17.1	6.7
+ Change in working capital/ other assets and liabilities	3.1	33.0	13.0	(16.1)
- Interests paid/received	(0.6)	(0.2)	-	
- Income tax paid	(139.8)	(281.6)	(138.9)	(134.3)
Net cash flow from operating activities [A]	1,294.2	1,052.6	566.8	466.2
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	6.2	37.3	0.9	0.1
Proceeds from the sale of equity investments	1.2	48.6	1.5	2.7
Interests and other financial income received	-	0.3	-	
Purchases in television rights	(665.7)	(870.0)	(167.6)	(161.7)
Changes in advances for television rights	(0.3)	(6.1)	(6.1)	26.7
Purchases of other fixed assets	(102.0)	(445.7)	(11.5)	(9.9)
Equity investments	(289.7)	289.4	(12.2)	(2.9)
Changes in other financial assets	(65.6)	(1.2)	(466.0)	(10.6)
Changes in payables for investments (including financial hedging operation)	(44.7)	88.7	4.2	-
Loans to other companies (granted)/repaid				
Dividends received	158.4	127.0	1.2	1.2
Business Combinations (*)	(117.1)	-	(1.2)	-
Net cash flow from investing activities [B]	(1,119.2)	(731.7)	(656.8)	(154.4)
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues		-	60.0	-
Change in treasury shares	(2.8)	15.5	(30.6)	1.3
Net changes in financial liabilities	366.7	81.5	54.3	(1.4)
Dividends paid	(488.8)	(489.3)	(314.2)	(290.3)
Net changes in other financial assets/liabilities	6.9	14.7	(0.5)	(0.5)
Interests (paid)/received	(36.2)	(26.7)	9.9	11.6
Net cash flow from financing activities [C]	(154.1)	(404.3)	(221.1)	(279.3)
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	20.9	(83.4)	(311.1)	32.5
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	68.4	151.7	379.0	346.5
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	89.2	68.3	67.8	379.0

Secondary segments (*areas of operations*)

The operating segments defined in geographical area Italy, considering the actual significance and the organisation and business structure of the Group, are detailed here below (as already described in the report of operations):

- **Free To Air TV**, the Group's traditional core business, which includes operations regarding advertising sales and programme scheduling of the three Italian national networks currently broadcast in the analogue mode and proprietary free to air channels broadcast in digital terrestrial mode;
- **Pay per View**, refers to television operations regarding the supply of pay television events and programmes under the Mediaset Premium brand;
- **Network Operator**, includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), including the network acquired during the second quarter of 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial television;
- **Other operations**, ancillary to the main one (the Internet, teletext, service selling and content providing to mobile telephone companies, non television advertising licences, teleshopping). Starting from the third quarter of 2007, this group also includes movie product distribution activities and theatre management belonging to the Medusa Group.

2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,500.5**	**37.8**	**107.8**	**105.4**	**2,751.5**
%	91%	1%	4%	4%	100%
Television rights	1,784.1	-	436.4	-	2,220.5
Other tangible and intangible non current assets	348.9	515.7	108.2	19.6	992.4
Goodwill	2.5	6.2		6.5	15.2
Trade receivables	842.5	45.0	26.4	10.8	924.7
Inventories	26.9	3.8	4.4	3.1	38.2
Operating assets	**3,004.9**	**570.7**	**575.4**	**40.0**	**4,191.0**
Investments in television rights (*)	574.9	-	295.1	-	870.0
Investments from business combinations	-	-	-	-	-
Other investments	23.7	347.6	73.8	0.4	445.5
Investments in tangible and intangible assets	**598.6**	**347.6**	**368.9**	**0.4**	**1,315.5**

2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**2,535.5**	**187.3**	**225.9**	**53.4**	**3,002.2**
%	84%	6%	8%	2%	100%
Television rights	1,809.7	-	373.0	22.3	2,205.0
Other tangible and intangible non current assets	260.8	505.9	112.5	91.4	970.6
Goodwill	3.4	6.2	-	31.4	41.0
Trade receivables	622.3	42.4	65.1	82.5	812.4
Inventories	11.3	4.6	9.2	4.3	29.4
Operating assets	**2,707.4**	**559.1**	**559.8**	**232.0**	**4,058.3**
Investments in television rights (*)	599.0	-	49.9	16.8	665.7
Other investments	41.5	53.8	5.9	0.8	102.0
Investments in tangible and intangible assets	**640.5**	**53.8**	**55.8**	**17.6**	**767.7**

(*) Excluding the variation in item ***advances for the purchase of rights***

Comments regarding the breakdown and changes in revenues in the areas of operation above described are already included in the Report on Operations.

Main secondary segment operations refer to ***television rights***; in particular:

- for the ***Free-to-air*** **area,** the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three generalistic channels;
- for the ***Pay-per-view*** area, the sports, cinema and entertainment rights reserved to the *Mediaset Premium* offer. In particular, sports rights include the broadcasting rights for the main Italian football clubs for the 2008/2009 season.

Other investments refer:

- for *free-to-air* television operations, mainly to systems and equipment supporting the activity of television production centres, IT systems and upgrades of management offices and property;
- for pay-per-view television operations, they refer for EUR 73.0 million in 2006 to option rights for the purchase of encrypted television rights regarding the main Italian football clubs for the 2009/2010 season;
- for *network operator* operations, in the third quarter of 2006, they mainly referred to the purchase of systems and frequencies from Europa TV, as well as investments made for the digitalisation of the network aimed at the preparation of the broadcasting platform dedicated to digital mobile television (DVB-H technology).

COMMENTS ON THE MAIN ASSETS ITEMS

(amounts in EUR millions)

6. NON CURRENT ASSETS

Here below are the changes related to the last two fiscal years detailed by cost, amortisation and depreciation and the net book value of the main balance sheet items under non current assets.

It should be noted that in the tables below, the detailed analysis related to the "changes in the consolidation area" refers almost exclusively to the effects of the acquisition of the Medusa Group.

6.1 Property, plant and equipment

Here below are the changes relative to the last two fiscal years by cost, the provisions for depreciation and write-down and the net book value.

COST	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2006	**209.9**	**631.4**	**84.6**	**94.1**	**34.2**	**1054.2**
Additions	3.0	73.3	7.2	10.0	61.9	155.4
Other movements	2.1	2.9	(4.6)	0.4	(24.4)	(23.6)
Disposals	(0.0)	(10.4)	(0.4)	(2.1)	(0.6)	(13.6)
Balace at 31/12/2006	**215.0**	**697.3**	**86.8**	**102.4**	**71.1**	**1,172.5**
Additions	5.4	27.9	5.3	9.4	53.4	101.4
Other movements	9.9	24.7	4.7	1.9	(44.1)	(3.0)
Disposals	(0.3)	(19.3)	(0.5)	(4.3)	(0.1)	(24.5)
Changes in the consolidation area	42.5	8.7	7.0	4.5	0.1	62.6
Balance at 31/12/2007	**272.4**	**739.2**	**103.2**	**114.0**	**80.3**	**1,309.1**

AMORTISATION AND DEPRECIATION	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2006	(78.5)	(471.8)	(58.4)	(64.0)	-	(672.7)
Other movements	(2.1)	12.5	5.6	0.6	-	16.6
Disposals	0.0	8.2	0.3	2.0	-	10.5
Amortisation for the period	(7.6)	(46.1)	(6.0)	(10.1)	-	(69.8)
Balace at 31/12/2006	(88.2)	(497.0)	(58.5)	(71.5)	-	(715.3)
Other movements	0.1	1.1	0.1	0.0	-	1.3
Disposals	0.3	14.2	0.5	4.1	-	19.0
Amortisation for the period	(8.5)	(47.9)	(6.7)	(10.0)	-	(73.2)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Changes in the consolidation area	(4.1)	(7.4)	(5.4)	(3.5)	-	(20.4)
Balance at 31/12/2007	(100.6)	(537.0)	(70.0)	(80.9)	-	(788.5)

NET BOOK VALUE	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2006	**131.4**	**159.7**	**26.2**	**30.1**	34.2	381.6
Additions	3.0	73.3	7.2	10.0	61.9	155.4
Other movements	(0.0)	15.5	1.0	0.9	(24.4)	(7.0)
Disposals	(0.0)	(2.1)	(0.1)	(0.1)	(0.6)	(3.0)
Amortisation for the period	(7.6)	(46.1)	(6.0)	(10.1)	-	(69.8)
Balace at 31/12/2006	**126.8**	**200.2**	**28.3**	**30.8**	**71.1**	**457.2**
Additions	5.4	27.9	5.3	9.4	53.4	101.4
Other movements	9.9	25.8	4.8	2.0	(44.1)	(1.7)
Disposals	0.0	(5.2)	(0.0)	(0.2)	(0.1)	(5.5)
Amortisation for the period	(8.5)	(47.9)	(6.7)	(10.0)	-	(73.2)
(Depreciation), (write-downs)/write-ups	-	-	-	-	-	-
Changes in the consolidation area	38.4	1.3	1.6	1.0	0.1	42.3
Balance at 31/12/2007	**171.9**	**202.1**	**33.2**	**33.1**	**80.3**	**520.5**

The main period increases concern:

- property: EUR 4.7 million regarding building works for the television studios in Cologno Monzese, Centro Palatino, Elios studios in Rome and for the offices of Group companies;
- plant and equipment: EUR 27.9 million regarding television broadcasting systems, of which EUR 14.8 million are attributable to digital broadcasting networks;

- tangible assets under formation and advances; regarding projects in progress mainly attributable to digital multiplex systems for a total amount of EUR 30.3 million and projects regarding PPV channels and subscriptions for EUR 7.4 million. This item also includes EUR 7.3 million for renovation projects for the executive headquarters in Viale Europa, 48 in Cologno Monzese

The item "Land and buildings" includes the value of some buildings subject to financial leasing contract and used as movie theatres and offices located in the cities of Turin, Livorno, Salerno (included in the item *changes in the consolidation area* due to the acquistion of Medusa Group) and as office in Rome.

	Torino building		Livorno building		Livorno equipment		Salerno building	
	2007	2006	2007	2006	2007	2006	2007	2006
Historical cost	13.0		14.8		1.7		13.5	
- Land	*4.8*		*4.7*				*4.7*	
- Building	*8.2*		*10.1*				*8.8*	
- Instrumental					*1.7*			
Amortisation	(1.4)		(1.4)		(1.3)		(1.5)	
Net book value	**11.6**		**13.4**		**0.4**		**12.0**	

	Roma	
	2007	2006
Historical cost	5.2	5.2
Amortisation	(0.3)	(0.3)
Net book value	**4.9**	**4.9**

The following tables show the main information regarding this contract:

	Torino building	Livorno building	Livorno equipment	Salerno building	
Lease term	180 months	180 months	60 months	156 months	60 months
Maturity	December 2017	April 2018	August 2008	Sept 2015	August 2008
Original purchase price	3.20	3.70	0.0	4.00	4.00
Initial discount rate	4.07%	3.61%	3.21%	4.75%	3.21%
Reference rate	Euribor 3M	Euribor 3M	Euribor 3M	Euribor 3M	Euribor 3M

	Roma
Lease term	8 years
Maturity	December 2009
Original purchase price	0.5
Initial discount rate	3.60%
Reference rate	Euribor 3M

	Minimum lease payments							
	Torino building		Livorno building		Livorno equipment		Salerno building	
	2007	2006	2007	2006	2007	2006	2007	2006
Liabilities from finance leasing	**5.1**		**6.5**		**0.2**		**6.2**	
due within one year	*0.1*		*1.1*		*0.2*		*1.0*	
due whithin five years	*5.0*		*5.4*				*5.2*	
financial charges	(2.8)		(3.0)		-		(2.6)	
Present value of liabilities from finance leasing	**2.3**		**3.5**		**0.2**		**3.6**	

	Present value of minimum lease payments							
	Torino building		Livorno building		Livorno equipment		Salerno building	
	2007	2006	2007	2006	2007	2006	2007	2006
Liabilities from finance leasing	**3.9**		**4.4**		**0.2**		**3.9**	
due within one year	*0.6*		*0.7*		*0.2*		*0.6*	
due whithin five years	*3.3*		*3.7*				*3.3*	
Present value of liabilities from finance leasing	**3.9**		**4.4**		**0.2**		**3.9**	

		Minimum lease payments		Present value of minimum lease payments	
		2007	Roma 2006	2007	2006
Liabilities from finance leasing		1.9	2.4	1.8	2.2
	due within one year	0.7	0.6	0.6	0.5
	due whithin five years	1.2	1.8	1.1	1.7
financial charges		(0.1)	(0.2)	-	-
Present value of liabilities from finance leasing		1.8	2.2	1.8	2.2

The fair value of the liability is close to the carrying value.

6.2 Television and movie rights

It is worth noting that item *other changes* includes reclassifications regarding the capitalization of advances previously paid to suppliers (classified in previous years under ***other intangible fixed assets***) for which during the year of reference, contracts have been underwritten or production has been completed, contracts have been cancelled or rights have contractually expired.

	Historical Cost	Amortisation and depreciation	Net book value
Balance at 1/1/2006	**5,777.6**	**(3,698.9)**	**2,078.7**
Additions	882.7	-	882.7
Other movements	(198.9)	390.5	191.6
Disposals	(92.6)	92.3	(0.3)
Amortisation for the period	-	(766.2)	(766.2)
(Depreciation), (write-downs)/write-ups	-	1.7	1.7
Balace at 31/12/2006	**6,368.8**	**(3,980.6)**	**2,388.2**
Additions	664.9	-	664.9
Other movements	(312.0)	475.5	163.5
Disposals	(59.9)	58.8	(1.1)
Amortisation for the period	-	(877.0)	(877.0)
(Depreciation), (write-downs)/write-ups	-	(3.4)	(3.4)
Changes in the consolidation area	268.4	(252.1)	16.4
Balance at 31/12/2007	**6,930.3**	**(4,578.8)**	**2,351.5**

Overall 2007 increases amount to EUR 833.4 million (EUR 1,083.2 million as at 31 December 2006) and refer to purchases for EUR 664.9 million (EUR 882.7 million as at 31 December 2006), capitalization of advances previously paid to suppliers (entered under intangible assets under formation and advances at 31 December 2006) for EUR 168.5 million (EUR 149.1 million as at 31 December 2006).

Rights that have not become effective at 31 December 2007 amount on the whole to approximately EUR 672.5 million (approximately EUR 758.1 million as at 31 December 2006).

6.3 Goodwill and differences from consolidation

Below are the movements regarding the last two years for their net value:

(values in EUR millions)

	Goodwill	Differences arising from consolidation	Total
Balance at 1/1/2006	**0.9**	**367.8**	**368.7**
Additions	-	0.2	0.2
Other movements	-	-	-
Disposals	-	(0.2)	(0.2)
Amortisation for the period	-	-	-
(Depreciation), (write-downs)/write-ups	-	-	-
Changes in the consolidation area	-	-	-
Balace at 31/12/2006	**0.9**	**367.8**	**368.7**
Additions	-	0.1	0.1
Other movements	-	-	-
Disposals	-	-	-
Amortisation for the period	-	-	-
(Depreciation), (write-downs)/write-ups	-	-	-
Changes in the consolidation area	1.0	24.7	25.6
Balance at 31/12/2007	**1.9**	**392.6**	**394.5**

Changes in the year in item **Goodwill** and item **Differences from consolidation** refer for EUR 24.9 million to goodwill recognised to Fininvest S.p.A. consolidated accounts as of the date of transfer to R.T.I. of the shareholding

held in Medusa Film S.p.A., entered in Mediaset accounts for going-concern value, consistently with the accounting principle adopted for the accounting of acquisitions between companies under common control. The residual variation, instead, is attributable to the purchase of the remaining shareholdings in Videotime S.p.A., a company consolidated on a line-by-line basis, and for EUR 0.7 million to the purchase of a stake in Publiasia Ltd., and goodwill already existing and booked in Medusa Group's companies for EUR 1.0 .

At 31 December 2007, goodwill and differences from consolidation were subject to the impairment test required by IAS 36. This assessment, which is carried out at least once in a year, was performed at the level of Cash Generating Units, CGUs, to which the value of goodwill is attributed. The following table shows the allocation of overall goodwill to the following CGUs in the two fiscal years, before any recognition of impairment:

(values in EUR millions)

	12/31/2007	12/31/2006
Telecinco	353.7	353.7
Teleshopping	6.5	6.5
Medusa	24.9	0.0
Other	9.4	8.5
Total	**394.5**	**368.7**

The most significant amount of goodwill is that generated after the acquisitions of the controlling interest in Gestevision Telecinco, whose recoverable value was determined by taking, as best approximation of the fair value of the shareholding, the Stock Exchange capitalization of Telecinco stock. Based on the average stock price recorded in 2007, equal to EUR 20.15 per share (with respect to a specific value of EUR 17.51 per share as at 31/12/2007), the market value of the 50.1% stake held by Mediaset amounted to EUR 2,471.5 million.

The recoverable value of the other CGUs, all defined in the segment of Italian businesses, was determined by estimating their value-in-use, calculated as the current value of operating prospective cash flows derived from the most recent company budgets and business plans approved by the Board of Directors of Mediaset S.p.A.

Goodwill items subject to impairment on the basis of the estimate of their value-in-use refer to:

- EUR 6.5 million to the goodwill generated as a result of the acquisition in 2006 of Home Shopping Europe S.p.A., assigned to the business unit identified by the Mediashopping brand, through which the Group operates in Italy in the field of *teleshopping*;
- EUR 24.9 million to the goodwill generated through movie distribution activities, movie theatre management and home video belonging to Medusa Group;
- the remaining amount, equal to EUR 8.5 million, refers to the goodwill generated mainly during the establishment or completion of the Group organisation, assigned to the *core television operations* and *Network Operator* business.

The main assumptions used for the calculation of the value in use concern the discounting rate and the growth rate of cash flows beyond the 5 years planning term.

In particular, for all the CGUs a discount rate was applied which is equal to the weighted average cost of capital of 8.0% for positive flows (corresponding to gross rates between 8.9% and 16.5%) and of 4.1% for negative flows, while the growth rate used to calculate the financial flows beyond the planning term is equal to 2%.

Among the main assumptions underlying the financial forecasts of the CGUs being assessed, it is worth noting the one regarding the switch-off date of analogue programmes, established by the current EU regulations at 31 December 2012, an event which is connected to the evolution of the penetration of decoders to receive the digital terrestrial signal.

As to all CGUs subject to impairment test, no indications emerged that such businesses may have been subject to impairment.

6.4 Other intangible assets

HISTORICAL COST	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2006	**114.6**	**135.3**	**160.1**	**250.5**	**96.8**	**757.3**
Additions	15.7	0.2	209.4	127.1	74.2	426.6
Other movements	2.6	(0.1)	3.4	(155.3)	(57.2)	(206.6)
Disposals	(0.6)	(0.0)	(14.0)	(0.1)	-	(14.7)
Balace at 31/12/2006	**132.3**	**135.4**	**358.8**	**222.1**	**113.8**	**962.5**
Additions	6.5	-	2.1	183.7	0.3	192.6
Other movements	2.6	(0.1)	0.6	(174.0)	4.5	(166.4)
Disposals	(0.4)	-	(3.4)	(1.0)	-	(4.8)
Changes in the consolidation area	8.2	0.2	0.2	(45.1)	10.7	(25.8)
Balance at 31/12/2007	**149.3**	**135.5**	**358.3**	**185.8**	**129.3**	**958.2**

AMORTISATION AND DEPRECIATION	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2006	**(99.6)**	**(129.1)**	**(21.3)**	**(43.4)**	**(0.5)**	**(293.9)**
Other movements	0.2	0.1	1.4	0.3	1.7	3.8
Disposals	0.6	0.0	0.3	-	-	1.0
Amortisation for the period	(14.1)	(1.1)	(21.8)	-	(4.1)	(41.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(4.2)	-	(4.2)
Balace at 31/12/2006	**(112.9)**	**(130.1)**	**(41.4)**	**(47.3)**	**(2.9)**	**(334.6)**
Other movements	(0.0)	0.1	-	-	(5.5)	(5.4)
Disposals	0.4	-	0.4	-	-	0.8
Amortisation for the period	(14.8)	(1.1)	(28.5)	-	(4.3)	(48.6)
(Depreciation), (write-downs)/write-ups	-	-	-	(5.5)	-	(5.5)
Changes in the consolidation area	(7.5)	(0.2)	(0.1)	-	(6.9)	(14.7)
Balance at 31/12/2007	**(134.7)**	**(131.3)**	**(69.6)**	**(52.8)**	**(19.5)**	**(407.9)**

NET BOOK VALUE	Patents and intellectual property rights	Trademarks	Licences	Intangible assets under formation and advances	Other intangible assets	Total
Balance at 1/1/2006	**15.0**	**6.2**	**138.8**	**207.1**	**96.2**	**463.3**
Additions	15.7	0.2	209.4	127.1	74.2	426.6
Other movements	2.9	0.0	4.8	(155.0)	(55.4)	(202.9)
Disposals	(0.0)	0.0	(13.7)	(0.1)	-	(13.7)
Amortisation for the period	(14.1)	(1.1)	(21.8)	-	(4.1)	(41.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(4.2)	-	(4.2)
Balace at 31/12/2006	**19.5**	**5.3**	**317.4**	**174.8**	**110.9**	**628.0**
Additions	6.5	-	2.1	183.7	0.3	192.6
Other movements	2.6	0.0	0.6	(174.0)	(1.0)	(171.8)
Disposals	(0.0)	-	(3.0)	(1.0)	-	(4.0)
Amortisation for the period	(14.8)	(1.1)	(28.5)	-	(4.3)	(48.6)
(Depreciation), (write-downs)/write-ups	-	-	-	(5.5)	-	(5.5)
Changes in the consolidation area	0.8	0.0	0.0	(45.1)	3.8	(40.5)
Balance at 31/12/2007	**14.6**	**4.2**	**288.7**	**133.0**	**109.8**	**550.3**

Patents and intellectual property rights primarily refer to software.

Licences include the rights of use of television frequencies acquired from third parties for the development of broadcasting platforms for Digital Terrestrial Television. Further period increases regard the acquisition of frequencies to increase the coverage of existing multiplex systems.

As at 31 December 2007, item **intangible assets under formation and advances** mainly consist of advance payments made to suppliers for the acquisition of television rights, advances paid for dubbing services and for options on the completion of programmes and production start-ups. Increases for the year, regarding advance payments to suppliers of rights and advances paid for the production of long TV series amount to EUR 179.6 million. Decreases mainly resulted from the completion of productions and the finalisation of contracts under negotiation as at 31 December 2006 with subsequent reclassification to television rights for a total amount of EUR 168.5 million.

Other intangible assets primarily refers to the option rights for the purchase of encrypted television rights of the main Italian football teams for the season 2009/2010. As at 31 December 2007 these rights make for EUR 103.6 million.

6.5 Investments in associates / joint ventures

The following table summarises the stakes held and carrying values of shareholdings valued by equity method in the two fiscal year of reference:

	31/12/2007		31/12/2006	
	Stake %	Book Value (EUR millions)	Stake %	Book Value (EUR millions)
Associated companies				
Titanus Elios S.p.A.	29.6%	9.9	29.6%	9.7
Aprok Imagen S.L.	20.0%	0.7	20.2%	0.8
Publieci Television S.A.	25.1%	1.0	25.2%	0.9
Canal Factoria de Fiction S.A.	20.0%	0.1	20.2%	0.1
Red de Televisión Digital Valencia S.A.	25.1%	-	25.2%	1.5
Producciones Mandarina S.L.	15.0%	1.1	15.1%	0.6
Edam Acquisition Holding I Cooperatief U.A.	20.9%	456.5	-	-
Altre		1.0		0.3
Total		**470.2**		**13.9**
Joint ventures				
Boing S.p.A.	51.0%	5.1	51.0%	2.1
Fascino P.G.T. S.r.l.	50.0%	8.3	50.0%	8.5
Mediavivere S.r.l.	50.0%	2.9	50.0%	3.0
Total		**16.3**		**13.6**
Balance at 31 December 2006		**486.5**		**27.5**

It should be noted the value of the stake held in Fascino PGT S.r.l. includes goodwill for EUR 7.2 million, whose value, subject to annual impairment test, did not show any impairment losses.

The following table shows the main income statement and balance sheet data of associates and joint ventures:

2007	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L. (dato 2006)	3.9	2.1	1.8	6.6	0.8
Boing S.p.A.	10.4	9.9	0.5	5.6	(4.0)
Canal Factoria de Fiction S.A.	0.8	0.3	0.5	1.5	0.1
Edam Acquisition Holding I Cooperatief U.A.	4,337.8	1,369.6	2,968.2	613.4	(16.0)
Fascino P.G.T. S.r.l.	14.6	2.4	12.2	41.6	(0.3)
Mediavivere S.r.l.	12.8	5.7	7.1	52.0	4.7
Publieci Television S.A.	2.7	1.9	0.8	3.0	1.5
Producciones Mandarina S.L.	5.7	3.5	2.2	18.8	2.9
Titanus Elios S.p.A.	38.5	33.0	5.5	3.9	0.8
Total	**4,427.2**	**1,428.4**	**2,998.8**	**746.4**	**(9.5)**

2006	Total Assets	Total Shareholders' Equity	Total Liabilities	Total Revenues	Net Profit
Aprok Imagen S.L.	3.9	2.0	1.9	6.4	0.4
Boing S.p.A.	6.2	4.0	2.2	4.6	(3.1)
Canal Factoria de Fiction S.A.	2.0	0.3	1.7	3.1	(0.1)
Fascino P.G.T. S.r.l.	17.9	2.6	15.3	54.2	0.9
Mediavivere S.r.l.	14.1	6.0	8.1	44.9	5.0
Publieci Television S.A.	2.9	1.9	1.0	28.6	1.5
Producciones Mandarina S.L.	5.6	1.8	3.8	9.9	1.8
Red de Televisión Digital Valencia S.A.	3.0	3.0	-	-	-
Titanus Elios S.p.A.	38.4	32.2	6.2	3.2	0.8
Total	**94.0**	**53.8**	**40.2**	**154.9**	**7.2**

As far as Edam equity investment concerns, purchase method application envisaged by IFRS 3 in the accounting of Edam for the acquisition of Endemol required the allocation of the difference, equal to EUR 2,761.7 million, between the price paid for the purchase of the shareholding and the net accounting value of assets and liabilities acquired (*Purchase Price Allocation*) on the current value attributable to assets and liabilities items identifiable as of the date of acquisition with residual determination of the portion possibly not allocated to goodwill. This valuation process (which is expected to be completed within one year from the acquisition) led to the allocation as of 31 December

2007, on provisional basis, of an overall amount of EUR 1,026 million to intangible assets subject to amortisation mainly regarding formats, brands and customer relationships.

6.6 Other financial assets

The following tables show the value at the closing dates of the last two fiscal years and changes that occurred in 2007 in item *other financial assets*:

	Balance at 31/12/2006	Changes in the consolidation area	Additions	Disposals	Fair Value adjustments/ Impairment	Reclassifications	Balance at 31/12/2007
Equity investments	12.1	0.5	0.5				13.1
Financial receivables (due after 12 months)	54.3		1.5			(0.5)	55.3
Other financial assets	-	0.3					0.3
Total	**66.4**	**0.8**	**2.0**	**-**	**-**	**(0.5)**	**68.6**

The change in **Equity investments** is mainly attributable to the acquisition by subsidiary RTI of an additional stake, equal to 0.96%, of Class CNBC S.p.A.'s capital and the effect of the acquisition of the Medusa Group regarding the recognition of the 10% shareholding held in Circuito Cinema S.r.l.'s capital.

Financial receivables include EUR 50.5 million for the receivable (that can be cashed in 2009) from British Telecom regarding the sale of the equity investment in Albacom S.p.A. carried out on 4 February 2005. As was already commented in the Financial Statements as at 31 December 2006, with respect to such receivable, a provision for risks of EUR 34.6 million was set up, resulting from the difference of its value and EUR 15.9 million, the minimum value (comprising interest accrued) envisaged by the contract in the closing operation of the sale of the equity investment. Item *financial receivables* also includes EUR 3.1 million regarding a loan granted by subsidiary Publitalia '80 to associated company Radio e Reti S.r.l.; EUR 0.6 million concerning loans granted by Gestevision Telecinco S.A. to associated companies and EUR 0.8 million relative to securities.

Changes in *Other financial assets* refer to securities held by subsidiary Medusa Fim S.p.A. acquired by Mediaset Group following to the business combination of activities.

6.7 Deferred tax assets and liabilities

	12/31/2007	12/31/2006
Deferred tax assets	335.5	324.6
Deferred tax liabilities	(164.1)	(177.3)
Net position	**171.4**	**147.3**

The following tables show separately for assets and liabilities the movements regarding deferred tax assets and deferred tax liabilities over the two fiscal year of reference. Deferred tax assets and liabilities are credited or charged to equity if they refer to actuarial valuations of defined benefits plans or to changes in hedging reserves for future cash flows as well as the effects of reclassification to line up rates referring to amounts credited or charged to equity. It should be noted that balances as at 31 December 2007 recorded in item *Other movements* include reclassifications to line up the consolidated tax assets and liabilities, previously entered as net asset or liability, with the values individually presented by each company of the Group. In addition, it should also be noted that the balances of these items have been adjusted in order to acknowledge the changes introduced in Italy by the 2008 Budget Law, which established a reduction in IRES (dropping from 33% to 27.50) and IRAP (dropping from 4.25% to 3.90%) and in Spain through a rate reduction from 32.5% to 30.0%.

Deferred tax assets	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Other changes	Balance at 31/12
2006	281.4	(12.8)			56.0	324.6
2007	324.6	(52.2)	0.6	74.0	(11.5)	335.5

Deferred tax liabilities	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations	Other changes	Balance at 31/12
2006	(118.3)	(1.9)	(1.2)		(56.0)	(177.3)
2007	(177.3)	38.3	0.2	(36.8)	11.5	(164.1)

The update to new IRES and IRAP tax rate implied the accounting to profit and loss for EUR 18.9 million net losses. The same update concerning new spanish tax rates implied other EUR 0.4 millions of net losses.

No tax asset have been allocated for advance taxes related to tax losses that can be brought forward (equal to EUR 98.0 million at 31 december 2007) of the subsidiary Mediaset Investment S.a.r.l., since to date there is no cerainty that these losses will be recovered.

7 CURRENT ASSETS

7.1 Inventory

This item is broken down as follows:

	Gross	Write-downs	12/31/2007 Net value	12/31/2006 Net value
Raw and ancillary materials, consumables	9.2	(4.2)	5.0	4.2
Work in progress and semi-finished products	0.6	0.0	0.6	0.3
Contracts in progress	0.0	0.0	0.0	-
Finished goods and products	43.4	(6.2)	37.1	35.4
Total	**53.2**	**(10.4)**	**42.7**	**39.9**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment; the write-down concerns slow-moving items, which have been written down to their estimated realisable value.

Work in progress and semi-finished products primarily consists of screenplays and television productions in progress.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 20.7 million (EUR 25.0 million at 31 December 2006);
- smart cart stocks regarding Mediaset Premium operations for EUR 0.8 million (EUR 1.9 million at 31 December 2006);
- television rights whose duration is less than one year, for the amount regarding the remaining duration, equal to EUR 5.0 million (EUR 3.3 million at 31 December 2006);
- products for "goods exchange" operations carried out by Promoservice Italia S.r.l. for EUR 5.9 million (EUR 0.4 million at 31 December 2006);
- products for teleshopping activities for EUR 2.8 million (EUR 3.1 million at 31 December 2006);

7.2 Trade receivables

This item is broken down as follows:

	Balance at 31/12/2007	Due		Balance at 31/12/2006
	Total	Within 1 year	After 1 year	
Receivables from customers	1,195.4	1,185.5	10.2	1,119.0
Receivables from related parties	17.4	17.4	0.0	23.3
Total	**1,212.8**	**1,202.9**	**10.2**	**1,142.3**

A detailed analysis by type, risk class, concentration and trade receivables expiry is shown in the subsequent note 13.

A detailed analysis of receivables due from subsidiaries, affiliated companies and those related to the Fininvest Group is shown in the subsequent note 16 (*related parties transactions*).

7.3 Other receivables and current assets

	31/12/2007	31/12/2006
Other receivables	173.1	201.2
Prepayments and accrued income	124.3	191.6
Total	**297.4**	**392.8**

Other receivables include:

- *receivables due from taxation authorities for withholding taxes on dividends* for a total amount of EUR 21.9 million. These refer to dividends paid out by Gestevision Telecinco S.A and subject to 15% withholding tax. The reim-

bursement of the withholding tax paid has been requested in 2007 in presence of the requirements envisaged by current tax regulations regarding inter-community equity investments.

- *advances to suppliers, outside contractors and agents* paid to advertising area consultants and suppliers, artists and other professionals for television productions for a total amount of EUR 57.9 million;
- *receivables* totalling EUR 65.2 million from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company as of year end. Receivables transferred in the year to factoring companies without recourse make for a total amount of EUR 390.2 million (EUR 267.0 million at 31 December 2006).

In item ***prepayments and accrued income*** the most significant items refer to:

- the rights for the Champion League matches for the seasons 2007/2008 and 2008/2009 equal to EUR 40.8 million acquired from company Union des Associations Europeennes de Football;
- the rights for the "Serie A" football matches for the seasons 2006/2007 and 2007/2008 equal to EUR 34.2 million acquired from "Lega Calcio", the Italian Football Association. These are entered in the income statement upon occurrence of each single event;
- the costs for smart cards and vouchers amounting to EUR 13.1 million entered for their correlation with the revenues resulting from their sale.

7.4 Current financial assets

	31/12/2007	31/12/2006
- Financial receivables (due within 12 months)	3.8	0.7
- Securities	12.0	42.5
- Financial assets for trading derivatives	-	-
- Financial assets for hedging derivatives (cash flow hedge)	3.3	0.8
- Financial assets for derivatives with no hedging purpose	0.7	0.5
Total	**19.8**	**44.5**

Item **Financial receivables** includes government contributions pursuant to Italian Law No. 1213 4/11/65, amended by Italian Law No.153 1/3/1994, resulting from film productions developed by Medusa Film S.p.A., approved by the competent bodies but not yet paid for a total amount of EUR 3.5 million.

The change in item **Securities** primarily refers to the transfer of floated bonds not held by Mediaset S.p.A. and by subsidiary Telecinco.

Financial assets for hedging derivatives at 31December 2007 refer to the fair value of collar and IRS derivatives used to hedge the interest rate risk related to long term loans and real estate leasing. The change over the previous year refers to the effect of changes in the fair value of such derivative instruments.

Financial assets for derivatives with no hedging purpose refer to the fair value of derivative instruments with hedging purpose (for which *hedge accounting* policy has not been activated) that hedge the variations of fair value of the elements recognised in the financial statements, in particular, currency-denominated receivables and payables.

7.5 Cash and cash equivalents

This item is broken down as follows:

	31/12/2007	31/12/2006
Bank and postal deposits	156.4	447.2
Cash in hand and cash equivalents	0.6	0.2
Total	**157.0**	**447.4**

For the analysis of the changes in cash, see the *Consolidated cash flow statement.*

7.6 Net financial position

Below is the breakdown of the ***consolidated net financial position*** pursuant to Consob Communication dated 27 July 2006, showing the Group's current and non current net financial debt. For each of the exhibited items the reference to the relevant comment note is also given.

Changes in the Net financial position occurred in the fiscal year of reference are thoroughly detailed in the *Balance Sheet* section of the *Report on Operations.*

	Notes	12/31/2007	12/31/2006
Cash in hand and cash equivalents	7.5	0.6	0.2
Bank and postal deposits	7.5	156.4	447.2
Securities and other current financial assets	7.4	15.3	43.4
Total liquidity		**172.4**	**490.8**
Financial receivables from affiliated companies		0.0	0.5
Current financial receivables	7.4	3.5	-
Total current financial receivables		**3.5**	**0.5**
Due to banks	11.1	(518.0)	(612.7)
Debiti e passività finanziarie correnti	11.4	(1.4)	(2.2)
Financial liabilities due to affiliated companies and joint ventures	11:4	(10.6)	(4.5)
Current financial debt		**(529.9)**	**(619.4)**
Current Net Financial Position		**(354.0)**	**(128.2)**
Securities and other non current financial assets		0.3	-
Due to banks	10,2	(822.5)	(436.4)
Payables and other non current financial liabilities	10,2	(32.7)	(3.8)
Non current financial debt		**(854.8)**	**(440.2)**
Net Financial Position		**(1,208.8)**	**(568.3)**

Item **Securities and other current financial assets** includes securities and derivative instruments to hedge interest rate risk related to financial liabilities as better explained in note 7.4 below.

Item **Payables and current financial liabilities** is shown net of the ineffective portion of derivative instruments to hedge currency exposure.

Item **Financial liabilities due affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

8. NON CURRENT ASSETS AND LIABILITIES HELD FOR SALE

The changes in these items against 31 December 2006 are attributable to the sale of the stakes held by R.T.I. S.p.A. in Press TV S.p.A. equal to EUR 0.3 million completed on 19 January 2007 and the sale of the stakes held in *Fondo Convergenza* equal to EUR 1.2 million..

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITY ITEMS

(values in EUR millions)

9 CAPITAL AND RESERVES

The main items composing shareholders' equity and the relevant changes are as follows:

9.1 Share capital

As at 31 December 2007, the share capital of the Mediaset Group, which is the same as that of the Parent Company, was fully underwritten and paid up and consisted of No. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred during the fiscal year of reference.

9.2 Share premium reserve

As at 31 December 2007 the Share premium reserve amounts to EUR 275.2 million. No changes occurred during the period.

9.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the Shareholders' Meeting of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (corresponding to 10% of share capital). Such proxy is valid until the financial statements as at 31 December 2007 are approved and, in any case, for no longer than 18 months from the meeting decision.

	2007		2006	
	Number of shares	**Book value**	**Number of shares**	**Book value**
Balance at 1/1/2007	44,481,500	413.9	46,770,000	437.3
Additions	360,000	2.9	1,300,000	11.4
Disposals	(16,000)	(0.1)	(3,588,500)	(34.8)
Balance at 31/12/2007	**44,825,500**	**416.6**	**44,481,500**	**413.9**

Treasury shares held in portfolio include No.1,895,500 shares destined to the stock option plans resolved upon and No. 42,930,000 shares destined to the buy-back plan resolved upon on 13 September 2005 and 8 November 2005.

The changes occurred during the fiscal year of reference refer to the sale and purchase of Treasury shares in order to meet the needs of the stock option plans. The effect of such transactions generated an overall loss equal to EUR 36 thousand recognised in item **Reserve for profit and loss deriving from the sale and purchase of Treasury shares.**

As at 31 December 2007, changes in shareholders' equity regarding Treasury shares related to the share capital of subsidiary companies were re-classified under item *previous year's profit/loss* in order to recognise the value of the Parent Company's Treasury shares under item *Treasury shares.*

9.4 Other reserves

	31/12/2007	**31/12/2006**
- Legal reserve	122.8	122.8
- Other reserves	354.3	420.0
Total	**457.2**	**542.8**

Changes in Other reserves is mainly due to the consolidation reserve (totalling EUR -64.0 millions) booked on the basis of the consolidation of "continuing values" of Medusa Group, and to evaluation with the equity method of the equity investment in Edam Acquisition Holding I Cooperatief U.A. as far as item directly booket in the net shareholders' consolidated equity of this entity, concerns.

9.5 Valuation reserves

	31/12/2007	31/12/2006
Cash flow hedge reserve	(15.0)	(0.8)
Stock option plans	16.4	11.6
Actuarial Gains/(Losses)	(1.0)	(7.6)
Total	**0.4**	**3.2**

The table below summarises the changes that have occurred in these reserves in the period under examination:

Valuation reserves	Balance at 1/1/2007	Changes in the consolidation area	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/12/2007
Financial assets for cash flow hedging purpose	(0.8)	0.1	(1.7)	0.1	7.7	(25.3)	4.8	(15.0)
Financial assets availbale for sale	-		-		-			-
Stock option plans	11.6		4.8	-	-	-	-	16.4
Actuarial Gains/(Losses) on defined benefit plans	(7.6)		6.1	-	-	-	0.5	(1.0)
Total	**3.2**		**9.3**	**0.1**	**7.7**	**(25.3)**	**5.3**	**0.4**

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the fiscal year amounting to EUR 1.0 million primarily regard the change in the fair value of collar and IRS derivative instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 7.7 million to the adjustment of the initial carrying value of television rights acquired in the year and EUR – 26.3 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 31 December 2007, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2007 and by its subsidiary Telecinco in 2005, 2006 and 2007 for the related to the Group. Changes in the fiscal year equal to EUR 3.8 million refer to the cost amount accrued as at 31 December 2007 pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity. The decrease refers to reclassification equal to EUR 7.6 million of the reserve entered last 31 December 2006 under item Previous years' profit (loss) as a result of the new law provision regarding employee severance, as was already commented in the "Drafting criteria" section.

9.6 Previous years' profit (loss)

The change over 31 December 2006 mainly relates to the distribution of dividends paid by the parent company in the period of reference for a total amount of EUR 488.7 million, as per Shareholders' Meeting's decision of 19 April 2007 and the reclassification to the Reserve from the valuation of actuarial profits and losses for the amount accrued at 31 December 2006.

10 NON CURRENT LIABILITIES

10.1 Post-employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" and are therefore subject to valuation by means actuarial procedures. As already indicated in the section relative to the Drafting criteria, following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complimentary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans and, as a result, they are no longer subject to actuarial valuation. However, such framework is not applicable to companies with an average number of employees in 2006 not exceeding 50 units, whose post-employment benefit plan will continue to be considered as a defined benefit plan.

From an accounting standpoint, it is necessary to re-calculate the amount of the liability regarding post-employment benefit plans projecting the amount accrued at 31 December 2006 to the future moment when the work relationship is terminated in order to adjust the amount as of the closing date using the Projected Unit Credit Method.

The procedure for the determination of the Group's obligation with respect to employees was carried out by an independent actuary according to the following steps:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Post-employment benefit;
- Discounting at the valuation date of the expected cash flows that the Group will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Group. In order to consider the changes introduced by the 2007 Budget Law, this new proportion was only applied to companies with a number of employees lower than 50 units, who decided not to allocate their Post-employment Benefit to complimentary social security plans.

Post-employment Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset Group, without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represents the demographic, economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions are described here below:

Demographic assumptions

Death probability	ISTAT survival table, divided by age and gender, 1999
Probability of leaving the Grou	Percentages for retirement, resignation/dismissal, contract expiry have been taken from the observation of company data for each Group company. The probabilities adopted were separated by age, gender and contract qualification (office workers, middle managers, managers). The valuation period reaches an age of 60 years for female employees and 65 years for male employees.
TFR advance	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group
Supplementary retirement sch	Those who entirely pay their TFR to supplementary schemes relieve the Company from any commitments with respect to TFR and are not assessed. For other employees, their position has been assessed by considering their actual choices updated at December 31st 2007.

Economic-financial assumptions

Inflation rate	Inflation scenario in line with the most recent Economic and Financial Planning Documents: for the assessment of the provision for TFR of the Companies of the Mediaset Group at December 31st, 2007, DPEF 2008-2011 was taken as reference, with a declining inflation rate reaching the value of 1.5% in 2009. Beyond this year the inflation rate has been assessed constant to 1.5%.
Discount rates	Curve of the risk free rates regarding securities of top companies in the Euro market (minimum rating A+) at the valuation date

The changes in the provision for Post-employment Benefit is summarised in the following table:

	2007	2006
Balance at 1/1/2007	**130.2**	**132.0**
Service Cost	0.2	9.3
Actuarial (gains)/losses	1.5	(6.0)
Interest Cost	4.4	3.8
Indemnities paid/advanced	(13.1)	(8.8)
Curtailment (non recurring gain)	(23.0)	-
Other movements/Business combinations	2.0	-
Balance at 31/12/2007	**102.1**	**130.2**

As indicated in the section relative to the valuation criteria, the Group avails itself of the option expected by IAS 19 (par. 93 A-D) and recognises actuarial profits and losses directly in shareholders' equity.

Actuarial profits and losses and financial charges (interest cost) result from the *valuation* of the fund through the application of the actuarial method recalculated at 1 January 2007 as a result of the afore described reform.

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006, equal to EUR 130.3 million, in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method (revaluation rate established by law and provided for the Institute in replacement of salary increase projections) without taking the pro rata of the service paid on the amounts with a deferred maturity into account, given the almost achieved maturity of the obligation. Such recalculation generated a curtailment of an extraordinary income item totalling EUR 23.0 million.

10.2 Financial liabilities and payables

	Balance at 12/31/2007	Balance at 12/31/2006
Due to banks	822.5	436.3
Due to other financial institutions	32.7	3.8
Due to related parties	0.0	0.8
Other financial liabilities	0.7	0.7
Total	**855.8**	**441.5**

The change over 31 December 2006 in item **Non current liabilities and payables due to banks** is mainly attributable for EUR 50.0 million to a new contract stipulated with Banca Popolare di Bergamo, for EUR 25.0 million to a lower use of credit lines relative to the contract stipulated in 2006 with BNP Paribas and for EUR 360.0 million to a financing contract stipulated with Intesa S.Paolo for an overall notional amount equal to EUR 400.0 million, of which EUR 200.0 million were paid through revolving credit lines used for EUR 160.0 million. These two last contracts are subject to the rxamination of financial covenants.

The BNP Paribas loan contract is subject to the following covenants:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial chares no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data;

The contract signed with Intesa S.Paolo is subject to a financial covenant that verifies every six months on the basis of Mediaset consolidated data that the net financial position/EBITDA ratio is lower or equal to 2.

This item also comprises an amount equal to EUR 310.0 million regarding a loan contract signed with Mediobanca S.p.A which is subject to the following financial covenants and calculated on a consolidated basis:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis.

This item also includes a loan underwritten with San Paolo IMI for a notional amount of EUR 100.0 million, which is also subject to financial covenants calculated on a consolidated basis:

1. net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis based on Mediaset consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

These parameters have been met to date.

It is worth noting that accruals for IRR interest were identified included in the book value of liabilities.

The following table shows the actual interest rates and the financial charges recognised in the income statement regarding existing loans:

	IRR	Financial Costs	Fair Value
Mediobanca loan	5.16%	9.5	213.0
S.Paolo IMI loan	5.1%	4.4	101.8
Intesa - S.Paolo loan (1st split 15.3.2007)	5.3%	2.9	100.8
Intesa - S.Paolo loan (2nd split 19.7.2007)	4.9%	1.9	101.3

Due to other financial institutions refer to amounts owed to lease companies for EUR 30.9 million and financial payables relative to the Telecinco Group for EUR 1.8 million.

10.3 Provision for risks and charges

The make up of these reserves and the changes occurred therein are set out here below:

	2007	2006
Balance at 1/1	**198.6**	**196.4**
Provisions made during the period	49.1	38.4
Provisions used during the period	(20.8)	(36.9)
Financial costs	1.0	0.7
Other movements/Business combinations	3.9	0.0
Balance at 31/12	**231.8**	**198.6**
Of which:		
current	56.9	71.5
non current	174.9	127.1
Total	**231.8**	**198.6**

Provisions for risks and charges refer for EUR 97.7 million to the geographical area Italy and for EUR 134.1 million to the Telecinco Group.

This item includes the provision made in 2004 for a total amount of EUR 34.6 million for the receivable from British Telecom PLC following the sale transactions of the stake held in Albacom S.p.A.

Net of this amount, provisions for risks are mainly attributable to lawsuits for EUR 71.6 million (EUR 63.1 million at 31 December 2006), litigations with personnel for EUR 14.8 million (EUR 8.9 million at 31 December 2006), contractual risks mainly regarding the risk of underutilising artistic resources with respect to what is envisaged in the relevant contracts for EUR 75.5 million (EUR 59.3 million at 31 December 2006).

As to case 22964/2001 (also known as Television Rights) it should be noted that all false accounting facts and misappropriation were prescribed. The trial is still pending for tax fraud concerning the tax returns of the fiscal years 2001, 2002 and 2003, and for accusation assumptions, which do not pertain to the accounting position of Mediaset (money laundering). It is also worth noting that none of the directors or managers of the Company are involved in this proceeding.

11 CURRENT LIABILITIES

11.1 Due to banks

	Balance at 12/31/2007	Balance at 12/31/2006
Loans	71.6	200.0
Credit lines	446.4	412.7
Total	**518.0**	**612.7**

Changes in the amounts due to banks primarily refer to the reimbursement of EUR 200.0 million for the five-year loan stipulated in 2002 with leading credit institutions.

Credit lines, all at variable rate, refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renewable. The change mainly refers to a lower use of this type of financing. The fair value corresponds with their entered value.

At 31 December 2007, approximately 52.2% of the overall credit lines was committed.

11.2 Due to suppliers

	Balance at 31/12/2007			Balance at
		Due		
	Total	Within 1 year	After 1 year	31-12-06
Due to suppliers	1,185.7	960.3	225.4	1,299.1
Due to related parties	143.9	120.6	23.3	194.0
Total	**1,329.6**	**1,080.9**	**248.7**	**1,493.1**

This item mainly refers to:

- payables for the purchase of rights totalling EUR 662.4 million (EUR 765.9 million at 31 December 2006) of which EUR 23.5 million regarding the Telecinco Group;
- payables for the development of television productions and to free-lance artists and professionals of the television group totalling EUR 138.8 million (EUR 128.8 million at 31 December 2006). The amount regarding the consolidation of the Telecinco Group equals EUR 84.8 million;
- payables to agencies and miscellaneous suppliers of the advertising area for EUR 369.3 million (EUR 361.8 million at 31 December 2006), of which EUR 6.1 million regarding the Telecinco Group.

The detailed analysis of payables due to subsidiaries and affiliated companies and those relative to the Fininvest Group is shown in note 16 (*Transactions with related parties*).

11.3 Tax payables

This item is broken down as follows:

	31/12/2007	31/12/2006
Withholding tax on employees' wages and salaries	13.2	11.6
Current taxes	74.8	29.5
VAT payables	10.0	18.1
Other payables	6.7	21.4
Total	**104.7**	**80.6**

11.4 Other financial liabilities

	12/31/2007	12/31/2006
Due to other financial institutions	15.6	7.4
Financial liabilities on derivatives with no hedging purpose	18.4	3.6
Financial liabilities on hedging derivatives	8.3	2.0
Total	**42.3**	**13.0**

Due to other financial institutions mainly refers to payables due to factoring companies without recourse for a total amount of EUR 1.0 million, financial relationships of current account with associated companies for EUR 10.7 million and current payables due to leasing companies and loans granted to the Telecinco Group totalling EUR 2.8 million and EUR 1.1 million, respectively.

11.5 Hedge derivative instruments

Below are the asset and liabilities of financial hedging derivatives, already commented previously in notes 7.4 (current financial assets) and 11.4 (other financial liabilities) in order to highlight the net Group's position.

	31/12/2007	
	Assets	**Liabilities**
Foreign currency forward contracts	0.7	25.6
Foreign currency option contracts		1.1
Exchange rate collars contracts	1.9	
IRS contracts on exchange rates	1.4	
Total	**4.0**	**26.7**

The notional amount of the existing currency future contracts both for future forecast transaction and contract already signed at December 31st 2007 is shown below:

	31/12/2007	31/12/2006
United States Dollars (USD)	774.4	383.4
Great Britain Pounds (GBP)	0.1	0.4
Total	**774.5**	**383.8**

With reference to the hedging of the mere future commitments for the purchase of tv rights, existing derivatives at 31 December 2007 were stipulated with expire date in line with the periods where it is expected that these assets will be included in contracts and recorded in the financial statements. The impact on profit and loss will be included in the amortisation process since the starting period of the derivative instrument.

Here below are shown time bands for cash flows relating to the hedging derivatives instruments already commented, denominated in their functional currency (US Dollar).

	within 12 months	after 12 months	after 24 months	Total
2007	231.6	156.3	59.3	447.2
2006	56.7	10.0	-	66.7

11.6 Other current liabilities

	12/31/2007	12/31/2006
Due to social security institutions	21.3	17.8
Cash advance	33.8	27.2
Other sums payable	71.1	48.2
Accrued and deferred income	103.9	155.4
Total	**230.2**	**248.6**

Accrued and Deferred Income comprises *deferred income* for a total amount equal to EUR 68.2 million (EUR 44.8 million at 31 December 2006) regarding the portion of revenues generated from the sale of prepaid cards and scratch cards due over 12 months and EUR 2.6 million regarding revenues generated from multi-year contracts for the sale of mobile television content.

In addition, this item included EUR 7.4 million relative to the fee paid by Italian national telephone operators in advance for digital broadcasting .

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(values in EUR millions)

12.1 Revenues from sales and services

Here below is a breakdown of the item divided by category:

	2007	2006
Television advertising revenues	3,446.5	3,340.8
Other advertising revenues	56.6	55.6
Rental of rights/programmes	81.6	32.9
Trading of TV rights and television production	104.7	60.5
Sale of prepaid cards	124.6	84.2
Sale of goods	25.1	25.4
Construction and maintenance of television equipment	69.1	33.9
Film distribution revenues	56.8	-
Other revenues	67.7	78.1
Total	**4,032.8**	**3,711.5**

Revenues from the sale of **television advertising** include revenues, net of agency discounts, from sales of advertising slots on the three networks for which Publitalia '80 SPA holds Italian national authorisation and on the Spanish Telecinco network for which Publiespana S.A. and Publimedia S.A. hold the relevant authorisation. This item also included revenues deriving from sales of television time in exchange for goods by Promoservice Italia S.r.l. and net advertising sales in relation to free-to-air and pay-per-view digital terrestrial television channels;

Other advertising revenues mainly referred to advertising billboards and sponsorships, revenues from sales of advertising on proprietary websites, revenues from the provision of trade services regarding teletext and non-television advertising revenues generated by Publieurope Ltd. and Publimedia S.A.;

In 2007, revenues from **rental of rights/programmes** included revenues deriving from the sale of Mediaset programme schedules broadcast on DVB-H technology-based mobile digital television and premium contents to mobile phone operators;

Trading of **TV rights and productions** referred mainly to the sale of entertainment rights, to the rent and sale of home video and dvd. This item also refers to revenues from the sale of tv rights generated by Medusa Group in the second half of 2007;

Revenues from **sale of prepaid cards** referred to the sale of prepaid cards sold in the first half of 2007 in relation to the Mediaset Premium *pay-per-view* offer;

Revenues from the **sale of goods** mainly included goods and services supplied to Promoservice Italia S.r.l. in exchange for advertising and the revenues from the teleshopping operations carried out by the Group following the acquisition of Home Shopping Europe S.p.A.;

Revenues from **construction, lease and maintenance of television equipment** included amounts paid by mobile phone operators in relation to the use of broadcasting capacity of the network dedicated to DVB-H technology-based mobile digital television. In addition, this item also included revenues deriving from the sale of equipment by Elettronica Industriale S.p.A. to third parties and lease and maintenance services provided by other television operators;

Revenues from film distribution included EUR 49.6 million regarding revenues generated starting from the second part of 2007 by Medusa Film S.p.A. as a result of both the rent of movie rights to theatrical distributor and the management of own box office revenues. Moreover, EUR 7.9 millions are generated by the distribution of movies producted by Telecinco Group.

The **Other revenues** item mainly included revenues from royalties due in relation to merchandising activities, income from telephone traffic generated by the interaction with some television productions relative to both Mediaset networks and Telecinco, as well as the sale of multimedia content and services to telephone companies.

12.2 Other revenues and proceeds

This item mainly included income from leases and rents of buildings, leases for television stations, contingent assets and accrued royalties.

12.3 Personnel expenses

Personnel expenses rose from EUR 452.5 million in 2006 to EUR 485.1 million in 2007. The changes are mainly attributable to both the salary policy and the changes in the consolidation area.

Item *Other expenses* mainly include short-term benefits to employees (other than wages and salaries, contributions and paid leave), including benefits such as medical care, company cars, canteen and other benefits and free-of-charge or low-cost services.

Item *Other expenses* also included Directors' compensation in the Group companies for EUR 4.2 million (EUR 3.0 million as at 31 December 2006) as well as the costs for the Stock Option Plans equal to EUR 6.6 million (EUR 6.5 million as at 31 December 2006), of which EUR 3.7 million referred to Telecinco Group plans.

It should be noted that, as far as 2004 and 2005 stock option plans concern, the changings approved on the exercise periods brought to a net change in the issued options' fair value, with a subsequent augmentation of the overall cost of those plans equal to EUR 0.5 million, EUR 0.4 million of which affected this year result.

It should be noted that, in 2007, a **non recurring income** equal to EUR 23.0 million was accounted under personnel expenses, resulting from the recalculation of the post-employment benefit as at 31 December 2006 pursuant to the modifications introduced by Italian Law No.296 of 27.12.2006 (Budget Law) and the subsequent implementation decrees.

	2007	2006
Ordinary pay	253.3	232.3
Overtime	16.0	15.9
Special benefits	40.0	37.8
Christmas and summer bonuses	35.4	33.1
Accrued holiday pay	0.8	0.6
Total wages and salary	**345.5**	**319.7**
Social security contributions	91.3	88.9
Employee severence indemnity	0.2	9.3
Pension benefits and similar obligations	0.7	0.6
Other expenses	47.5	34.0
Total personnel expenses	**485.1**	**452.5**
Non recurring income	(23.0)	

12.4 Purchases, services and other costs

	2007	2006
Purchase of raw materials and supplies	**115.2**	**95.0**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**(100.4)**	**(110.7)**
Consultants, temporary staff and services	244.4	219.4
Production services and purchase of television products	476.9	497.5
Publisher's fees and other fixed fees ("minimi garantiti")	29.8	25.5
Advertising space and public relations	32.0	27.3
EDP	24.9	22.7
Personnell search, training and other costs	0.8	1.0
Other services	348.4	336.8
Total services	**1,157.2**	**1130.2**
Leasing and rentals	**183.9**	**170.5**
Provisions for risks	**34.4**	**19.7**
Sundry operating costs	**63.6**	**69.4**
Total purchases, service and other costs	**1,454.0**	**1,374.2**

Item *Leasing and rentals* included EUR 38.0 million concerning leases and rentals mainly attributable to television studios, buildings used as movie theatres and office buildings as well as television sites and stations. Commitments for multi-year leasing and rental contracts are equal to EUR 17.1 million, EUR 9.7 million of which are estimated for the next year.

12.5 Amortisation, depreciation and write-downs

	2007	2006
Amortisation of TV and movie rights	877.0	766.2
Amortisation of other intangible assets	48.6	41.2
Amortisation of tangible assets	73.2	69.8
Depreciation and write-downs/(write-ups) of receivables and other fixed assets	18.2	8.5
TOTAL AMORTISATION, DEPRECIATION AND WRITE-DOWNS	**1,017.0**	**885.7**

In particular, it should be noted that the amortisation of television rights in Italy totalled EUR 688.9 million (EUR 602.5 million as at 31 December 2006), of which EUR 11.4 million refer to the Medusa Group, while the amortisation of television rights held by the Telecinco Group made for EUR 188.1 million (EUR 163.7 million as at 31 December 2006).

12.6 Financial losses

	2007	2006
Interests on financial liabilities	(61.8)	(44.3)
From securities	(3.4)	(0.1)
From derivative instruments	-	(0.5)
Other financial losses	(14.3)	(4.4)
Foreign exchange losses	(60.7)	(27.4)
Total financial losses	**(140.2)**	**(76.7)**

12.7 Financial gains

	2007	2006
Interests on financial assets	14.3	13.5
From securities	4.6	1.1
From derivative instruments	0.4	0.8
Other financial income	3.8	6.5
Foreign exchange gains	66.2	34.7
Total financial gains	**89.3**	**56.6**

The ***(Losses on)/profit from foreign exchange trading*** item included both the effects of derivatives used in relation to financial hedging operations with respect to currency exposure linked to commitments for future purchases of rights and the effects of derivatives used to hedge against exchange rate fluctuations in items entered in the financial statements.

12.8 Financia gains and losses booked under the IAS 39

Below a summary table highlighting losses and profit entered in the income statement classified pursuant to the categories established by IAS 39. A more detailed analysis is provided in the section dedicated to disclosures about financial instruments and risk management policies.

	2007	2006
Trading derivatives	(8.7)	(10.4)
Liabilities evaluated with admortized cost method	(43.4)	(14.1)
Financial assets held to maturity	-	-
Loans and receivables	3.7	6.6
Financial assets availble for sale	1.3	0.4
Other financial income/(losses)	(3.8)	(2.6)
Total financial losses	**(50.9)**	**(20.1)**

Other financial icome/(losses) item mainly included charges resulting from discounting back the post employment benefit and interest accrued on the discounting back of the provisions for risks due over 12 months.

12.9 Income/expenses from equity investments

This item comprised the net worth of companies assessed according to the equity method, including any value loss or recovery, write-downs of investments classified as available for sale under item **other non-current financial assets**, allocations to the provision for risks on equity investments, proceeds from dividends and capital gains and losses from equity investment disposals.

The results from equity investment valued with the equity method includes in 2007 losses for EUR 5.3 millions, which reflect the pro-quota of net consolidated loss of Edam Acquisition Holding I Cooperatief U.A.

	2007	2006
Result of equity investments valued with the equity method	(2.7)	1.4
Write-downs of financial assets available for sale	-	(0.3)
Gain/(losses) from the sale of equity investments	-	2.1
Dividends	-	
TOTAL INCOME/(EXPENSES) FROM EQUITY INVESTMENTS	**(2.7)**	**3.2**

12.10 Income tax

	2007	2006
Irap tax	45.8	43.4
Ires tax	209.7	165.3
Current tax expenses (foreign companies)	145.0	134.4
Deferred tax expense	13.9	14.8
Total	**414.3**	**357.9**

Here below is a table matching the current income tax rate in Italy relative to corporate income tax for the years 2006 and 2007 and the final effective rate for the Group.

	2007	2006
Current tax rate	**37.25%**	**37.25%**
IRAP tax non deductible expenses	2.04%	2.07%
Effects of tax rate in foreign jurisdictions	-5.37%	-4.59%
Effects of changes in tax rate (effective from 2008)	1.77%	0.00%
Non deductible expenses and consolidation adjustment with no tax effect	1.42%	0.37%
Actual tax rate	**37.10%**	**35.10%**

12.11 Profit for the year and dividend proposal

The Group's consolidated net result as at 31 December 2007 amount to EUR 506.8 million against EUR 505.5 million of the previous year. The unit dividend proposed by the Board of Directors at the Shareholders' Meeting was equal to EUR 0.43 cents per share, corresponding to an overall estimated cost of EUR 489.5 million, calculated net of shares held for buy-back.

12.12 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2007	2006
Net profit for the year (millions of euro)	**506.8**	**505.5**
Weighted average number of ordinary shares (without own shares)	1,136,500,892	1,137,028,787
Basic EPS	**0.45**	**0.44**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,492,042	1,137,056,193
Diluted EPS	**0.45**	**0.44**

13 ADDITIONAL DISCLOSURES ABOUT FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

13.1 Additional disclosures

The tables below include an analysis, separate for the two years compared, regarding the additional disclosures pursuant to IFRS 7 to evaluate the impact of financial instruments with reference to the Group's balance sheet, income statement and financial position.

Categories of financial assets and liabilities

Here below is a breakdown of the book value of financial assets and liabilities pursuant to IAS 39 categories.

Financial assets

FINANCIAL ASSETS as 31 DECEMBER 2007	IAS 39 CATEGORY					
	Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale	BOOK VALUE	EXPLANATORY NOTES
OTHER FINANCIALS ASSETS:						
equity investments				13.1	13.1	
other financials assets		0.3			0.3	6.6
financials receivables (due after 12 months)			4.7	50.5	55.2	
TRADE RECEIVABLES:						
receivables from customers			1,195.4		1,195.4	7.2
receivables from related parties			17.4		17.4	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring society			65.2		65.2	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			3.8		3.8	
securities	12.0				12.0	7.4
hedging derivatives	3.3				3.3	
derivatives with no hedging purpose	0.7				0.7	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			156.4		156.4	7.5
TOTAL FINANCIALS ASSETS	**16.0**	**0.3**	**1,442.9**	**63.6**	**1,523.4**	

FINANCIAL LIABILITIES as 31 DECEMBER 2007	IAS 39 CATEGORY			
	Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost	BOOK VALUE	EXPLANATORY NOTES
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		822.5	822.5	10.2
other financial liabilities		2.5	2.5	
CURRENT LIABILITIES:				
due to banks		518.0	518.0	11.1
due to suppliers		1,185.7	1,185.7	11.2
due to related parties		143.9	143.9	
OTHER FINANCIAL LIABILITIES:				
due to factoring society		1.0	1.0	
other financial liabilities		1.1	1.1	
hedging derivatives	17.3		17.3	11.4
derivatives with no hedging purpose	9.4		9.4	
financial liabilities to related parties		10.6	10.6	
TOTAL FINANCIAL LIABILITIES	**26.7**	**2,685.3**	**2,711.9**	

FINANCIAL ASSETS as 31 DECEMBER 2006	IAS 39 CATEGORY: Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale	BOOK VALUE	EXPLANATORY NOTES
OTHER FINANCIALS ASSETS:						
equity investments				12.1	12.1	
other financials assets					-	6.6
financials receivables (due after 12 months)			5.1	49.2	54.3	
TRADE RECEIVABLES:						
receivables from customers			1,119.0		1,119.0	7.2
receivables from related parties			23.3		23.3	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring society			68.6		68.6	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			0.2		0.2	
securities	42.5				42.5	7.4
hedging derivatives	0.8				0.8	
derivatives with no hedging purpose	0.5				0.5	
financials receivables from related parties			0.5		0.5	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			447.2		447.2	7.5
TOTAL FINANCIALS ASSETS	**43.8**	**-**	**1,663.9**	**61.3**	**1,769.2**	

FINANCIAL LIABILITIES as 31 DECEMBER 2006	IAS 39 CATEGORY: Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost	BOOK VALUE	EXPLANATORY NOTES
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		436.3	436.3	
due to related parties		0.8	0.8	10.2
other financial liabilities		3.3	3.3	
CURRENT LIABILITIES:				
due to banks		612.7	612.7	11.1
due to suppliers		1,299.1	1,299.1	11.2
due to related parties		194.0	194.0	
OTHER FINANCIAL LIABILITIES:				
due to factoring society		1.0	1.0	
other financial liabilities		1.1	1.1	
hedging derivatives	2.0		2.0	11.4
derivatives with no hedging purpose	3.6		3.6	
financial liabilities to related parties		4.6	4.6	
TOTAL FINANCIAL LIABILITIES	**5.6**	**2,552.9**	**2,558.5**	

Fair value of financial assets and liabilities: calculation methods used

Here below is an analysis of the amounts corresponding to the fair value of assets and liabilities broken down by the methods and models of calculation used for their determination.

It should be noted that financial assets and liabilities for which their fair value could not be reasonably estimated are not included. Moreover, the fair value of derivatives represents the net position between assets and libilities.

ITEM OF BALANCE 31 DECEMBER 2007	as BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables	3.1				3.1	3.1	6.6
Other financial assets	0.3	0.3				0.3	6.6
Trade receivables at m/l term	15.3				14.4	14.4	7.2
Securities	12.0	12.0				12.0	7.4
Non current due to bank	(822.5)				(826.8)	(826.8)	10.2
Due to suppliers at m/l term	(294.0)				(286.0)	(286.0)	11.2
Derivatives with no hedging cash flow:						-	7.4;11.4
- Plain vanilla options	(0.1)		(0.1)			(0.1)	
- Options with barrier	(1.1)			(1.1)		(1.1)	
- Forward contracts	(7.5)				(7.5)	(7.5)	
Derivatives for cash flow hedge:							7.4;11.4
- Plain vanilla options	1.9		1.9			1.9	
- Forward contracts	(17.3)				(17.3)	(17.3)	
- IRS on rates	1.4				1.4	1.4	

ITEM OF BALANCE 31 DECEMBER 2006	as BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables						-	6.6
Trade receivables at m/l term					15.8	15.8	7.2
Securities	42.5	34.4			8.1	42.5	7.4
Non current due to bank	(436.6)				(439.6)	(439.6)	10.2
Due to suppliers at m/l term	(369.9)				(375.6)	(375.6)	11.2
Trade due to related parties	(29.0)				(27.2)	(27.2)	11.2
Derivatives with no hedging cash flow:						-	7.4;11.4
- Plain vanilla options	0.4		0.4			0.4	
- Options with barrier	(1.0)			(1.0)		(1.0)	
- Forward contracts	(3.1)				(3.1)	(3.1)	
Derivati designati per il cash flow hedge:							7.4;11.4
- Plain vanilla options	0.8		0.8			0.8	
- Forward contracts	(1.4)				(1.4)	(1.4)	
- IRS on rates						-	

The fair value of item **Payables due to banks – non current** was calculated without taking any credit spread assumption for Mediaset S.p.A. into account.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid/ask prices according to the relevant assets or liabilities position held. The fair value of stocks not listed in an active market and trading derivatives is determined by employing the most commonly used evaluation models and techniques or using the price provided by more than one independent counterparts.

It should be noted that the fair value of trade receivables and payables due within 12 months was not calculated, since their book value is very close to it. As a result, the book value indicated for the receivables and payables for which the fair value was calculated, also includes the portion due within 12 months as of the date of closing.

Financial charges and identified in compliance with IAS 39

Here below is an analysis of the financial charges and income generated from financial assets and liabilities broken down pursuant to IAS categories (as described under note 12.8), showing their corresponding nature by each item.

IAS 39 categories as 31 December 2007	From interests	From changes in fair value	From equity reserve	Foreign exchange gains/losses	**Net gains/losses**
Financials instrument held for trading	0.1	(0.1)	-	(8.7)	**(8.7)**
Liabilities at amortizated cost	(58.5)	-	-	15.1	**(43.4)**
Financial instruments held to maturity	-	-	-	-	**-**
Loans and receivables	4.5	-	-	(0.8)	**3.7**
Financials instruments available for sale	1.3	-	-	-	**1.3**
Total IAS 39 categories	**(52.6)**	**(0.1)**	**-**	**5.6**	**(47.1)**

Category IAS 39 as 31 December 2006	From interest	From change of fair value	From equity reserve	Foreign exchange gains/losses	**Net gains/losses**
Financials instrument detained for trading	0.7	3.4	-	(14.6)	**(10.4)**
Liabilities at amortizated cost	(36.0)	-	-	21.9	**(14.1)**
Financial instruments detained until at maturity	-	-	-	-	**-**
Receivables and loans	6.6	-	-	(0.0)	**6.6**
Financials instruments available for sale	-	-	0.4	-	**0.4**
Total category IAS 39	**(28.7)**	**3.4**	**0.4**	**7.3**	**(17.6)**

Equity management

The Group's objectives regarding the management of the company's capital are aimed at protecting the Group's ability to concurrently ensure shareholders' return, stakeholders' interest and compliance with the covenants, while maintaining an ideal structure of the company's capital.

Types of financial risks and correlated hedging activities

Mediaset has defined specific policies for the management of the Group's financial risks, aimed at reducing its exposure to exchange rate risks, interest rate risks and liquidity risks: for the purpose of optimising the structure of management costs and the resources dedicated, this activity is centralized within parent company Mediaset S.p.A., the company which has been assigned the task of collecting the information regarding the positions exposed to risk to ensure the relevant hedging.

Mediaset S.p.A. and Gestevision Telecinco directly operate in their markets of reference, carrying out a financial risk control and management activity for their subsidiaries. The selection of the financial counterparts is concentrated on those with a high credit rating, while concurrently ensuring a limited concentration of exposure towards the same.

Exchange rate risk

The Group's exposure to exchange rate risk sproduced from the acquisition of television and film rights in currencies other than the Euro, mainly in US dollars, within the framework of the relevant areas of operations accomplished by RTI S.p.A, Medusa Film S.p.A. and Gestevision Telecinco S.A.

In compliance with the Group's policies, the Group companies have adopted an exchange rate risk management policy aimed me remove the effect of exchange rate fluctuations by pre-determining, at the time of the transaction, the value of recognition of such rights following acquisition.

The exchange rate risk emerges from the early stages of the negotiation regarding the stipulation of any contract and continues until the payment of the amount due for the acquisition of the rights. From an accounting standpoint, starting from the contract's effective date until the date of recognition of the asset, the Mediaset Group applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, in the period going from the date of definition of the commitments regarding the purchases and the subsequent accounting of the hedged television right, the cash flow hedge method is applied pursuant to IAS 39; based on this method, as more widely detailed in the "Summary of the accounting principles and valuation criteria" Section, the effective portion of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the right in the financial statements (basis adjustment), producing an effect on the income statement when the item hedged against (the right) is amortised.

Contextually with the recognition of the right, in the period going from the taking out of a loan to its reimbursement, due to the termination of the formal coverage of cash flow hedge, the subsequent accounting is made by natural hedge, the effect of which is reflected on the adjustments of the exchange rates on the debt and the adjustment of the fair value of the derivative on the exchange rates, which are consequently entered to Income Statement, showing the opposed effects.

The financial derivative instruments mostly used are forward contracts and optional derivative instruments. The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (period end exchange rate calculated at the account date). The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the barrier options.

The valuation of the effectiveness is intended to show the high correlation between the technical-financial characteristics of the hedged against risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The probability of future cash flows under hedging is shown in the table illustrating the changes in the cash flow hedge reserve.

Sensitivity analysis

The financial instruments exposed to EUR/USD exchange rate risk, mainly including payables for the purchase of rights and currency denominated derivative contracts, were subject to sensitivity analysis as of the date of preparation of these financial statements. The value entered in the financial statements regarding such financial instruments was adjusted by applying a symmetrical percentage variation to the period-end exchange rate equal to the implicit volatility at one year of the currency of reference published by Reuter and corresponding to 8.4%. (6.97% for 2006).

This sensitivity analysis for the derivatives under cash flow hedge accounting brought the impact of the spot value changes in a reserve of the Shareholders' equity, while the variation due to the ineffective component is entered in the income statement, consistently with the method defined in the hedging relationship.

The table below shows, in brief, the variations in the Group's result and Shareholders' equity according to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as of the date of closing:

	EUR/USD exchange as at 31 december	rectified EUR/USD exchange rate % change		through Economic Result	through Equity Reserve	Total Shareholders' Equity
2007	1.4721	+8,4%	1.5958	-0.3	-14.8	-15.1
		-8,4%	1.3484	0.1	17.5	17.5
2006	1.3170	+6,97%	1.4088	0.5	-2.1	-1.6
		-6,97%	1.2252	-1.0	2.4	1.3

Changes of the equity reserve in 2007 reflect the greater exposure for tv and move rights purchase commitments subjected to hedging, as illustrated on note 11.5.

Interest rate risk

The management of the financial operations of the Mediaset Group provides for the centralisation of cash-pooling activities with the parent company Mediaset S.p.A and Gestevision Telecinco S.A. (for its subsidiaries). Those companies are responsible for the entire activity of fund rising on the market, using medium/long-term loans and commited and uncommitted credit lines.

The interest rate risk is mainly originated from financial payables at variable rate and index-linking of financial lease contracts which expose the Group to a cash flow risk; the objective for the management of the interest rate risk is to limit the impact of the fluctuation of financial charges on the financial result, reducing the risk of a potential rise in interest rates to a minimum.

In this context, the Group pursues its objectives by relying on derivative contracts stipulated with third parties aimed at pre-determining or reducing the fluctuation of cash flows due to changes in the interest rates of medium-to-long loans. The period considered relevant for the management of the interest rate risk is established as the minimum term of 18 months of residual duration of the operation.

From an accounting standpoint, starting from the derivative contract's effective date until the date of its redemption or maturity, the Mediaset Group applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, the cash flow hedge method is applied pursuant to IAS 39. Based on this method, as described in greater detail in the "Summary of the accounting principles and valuation criteria" Section, the effective component of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the interest to income statement upon occurrence.

The valuation of the effectiveness is intended to show the high correlation between the technical-financial characteristics of the hedged against risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively

The fair value of the options (interest rate collar) on the interest rates is calculated by using the Black & Scholes formula, while the fair value of Interest Rate Swaps is calculated by discounting back cash flows, determined as the difference of contractually established fixed and variable rates.

The probability of future cash flows under hedging is shown in the table illustrating the changes in the cash flow hedge reserve.

The current portfolio of derivative products, which are detailed here below, is made of:

- zero-cost collars hedging medium/long-term loans with variable interest rate;
- interest rate swaps hedging medium/long-term real estate leasing contracts.

	Cap	Floor	Maturity
Collar on interest rates for global notionals amounts 210 EUR m	4.50%	3.17%	29-05-13

	Flat rate	Maturity
IRS to hedge of real estate leasing for global:		
notionals amounts EUR 9.4 million	3.72%	*september 2015*
notionals amounts EUR 10.3 million	3.90%	*december 2017*
notionals amounts EUR 11.9 million	3.64%	*april 2018*

Sensitivity analysis

The financial instruments exposed to interest rate risk were subject a sensitivity analysis as of the closing date of these financial statements. The assumptions the model is based on are illustrated here below:

- *Medium-to-long term payables were subject to a symmetrical variation of 50 bps as at the date of re-fixing of the internal yield rate calculated during the period of reference.*
- *Short term payables and medium-to-long revolving payables, financial leasing contracts and other financial current items were subject to a recalculation of the amount of financial charges by applying a symmetrical variation of 50 bps to the values entered.*
- *Collars on interest rates were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 50 bps to the interest rate curve as at the closing date of these financial statements. The ineffective component was calculated based on the average ineffective component for the period. In addition, any use of derivative instruments at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve to the income statement.*
- *Interest Rate Swaps were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 50 bps to the interest rate curve as of the closing date of the present financial statements. The impact on the income statement and shareholders' equity was calculated based on the average effective component for the period. The determination of the above described impact also included the subsequent effect on the transfer of the cash flow hedge reserve to the income statement.*

The table below shows, in brief, the variations in the Group's result and Shareholders' equity according to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as at the date of closing:

	changes	**Economic Result**	**Equity Reserve**	**Total Shareholders' Equity**
	+ 50 b.p.	-3.3	1.6	-1.7
2007	- 50 b.p.	3.5	-1.9	1.6
	+ 50 b.p.	-2.2	1.2	-1.0
2006	- 50 b.p.	2.2	-1.0	1.2

Liquidity risk

The liquidity risk is correlated to the difficulty of identifying the funds used to honour commitments.

This may be due to the unavailability of sufficient funds to face financial commitments based on the relevant established terms and maturities and in case of sudden revocation of uncommitted credit lines or in the event that the company must honour its financial liabilities before their maturity.

As already mentioned, the Group's treasury activities are centralised with Mediaset S.p.A. and Gestevision Telecinco SA, operating in their domestic markets as well as internationally, through the use of automatic cash pooling movements.

The management of the liquidity risk implies:

- the maintenance of a substantial balance between the committed and uncommitted credit lines in order to avoid liquidity strains in the event that requests for reimbursement are delivered by the relevant financial partners;
- the maintenance of an average financial exposure over the period within a threshold which substantially correspond to 2/3 of the global amount entrusted through financing entities;
- the availability of financial assets available for sale in a short period of time to meet any cash requirements.

In order to optimise the management of liquidity, the Group has concentrated payments to suppliers in correspondence with the most significant revenue inflows.

The table below shows the Group's financial obligations, by contract maturity date in consideration of the so-called worst case scenario and at *undiscounted* values, considering the closest date in which the Group may be requested to make payment and including the relevant notes for each class.

ITEM OF BALANCE as at 31 DECEMBER 2007	Book value	Time Bands					Total cash flows	Explanatory Notes
		from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years		
FINANCIAL LIABILITIES:								
Non current due to bank	822.5	318.7	5.1	12.8	554.7	30.7	922.0	10.2
Current due to bank	518.0	515.3	2.6	1.1	-	-	519.0	11.1
Financial due to related parties	10.6	10.6	-	-	-	-	10.6	11.4
Due to suppliers for rights	662.4	196.0	99.1	141.9	234.4	0.1	671.5	11.2
Due to other suppliers	523.3	487.4	33.6	2.3	-	-	523.3	11.2
Due to related parties	143.9	87.7	12.2	21.6	23.3	-	144.9	11.2
Due to factoring companies	1.0	0.5	0.4	0.1	-	-	1.0	11.4
Due to leasing companies	33.7	1.1	1.0	2.0	13.6	24.9	42.6	11.4
Other debt and financial liabilities	2.9	0.1	0.1	0.8	1.9	-	2.9	11.4
Total	**2,718.3**	**1,617.4**	**154.0**	**182.6**	**828.0**	**55.8**	**2,837.8**	
DERIVATIVES:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	17.3	13.4	152.6	1.2	155.9	-	**323.1**	
hedging derivatives (availability currency):								**11.4**
(value to the exchange at the end of the year)		(13.2)	(143.0)	(1.2)	(146.4)	-	**(303.8)**	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	8.7	112.9	76.9	9.1	34.9	-	**233.8**	
derivatives with no hedging purpose (availability currency)								**7.4; 11.4**
(value to the exchange at the end of the year)	-	(109.5)	(74.6)	(8.1)	(31.8)	-	**(223.9)**	
Total	**26.0**	**3.6**	**11.9**	**1.0**	**12.7**	-	**29.1**	

ITEM OF BALANCE as at 31 DECEMBER 2006	Book value	Time Bands from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years	Total cash flows	Explanatory Notes
FINANCIAL LIABILITIES:								
Non current due to bank	436.3	129.3	2.0	6.1	246.6	108.1	492.1	10.2
Current due to bank	612.7	514.9	1.0	100.9	-	-	616.8	11.1
Financial due to related parties	5.3	5.3	-	-	-	-	5.3	11.4
Due to suppliers for rights	765.9	127.0	78.3	177.5	399.7	-	782.5	11.2
Due to other suppliers	533.2	435.0	95.3	0.1	-	-	530.4	11.2
Due to related parties	194.0	57.1	37.2	35.9	90.9	-	221.1	11.2
Due to factoring companies	1.0	1.0	-	-	-	-	1.0	11.4
Due to leasing companies	2.6	0.2	0.2	0.4	2.0	-	2.8	11.4
Other debt and financial liabilities	3.6	3.0	0.3	0.7	2.0	-	6.0	11.4
Total	**2,554.6**	**1,272.8**	**214.3**	**321.6**	**741.2**	**108.1**	**2,658.0**	
STRUMENTI DERIVATI:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	2.0	1.1	40.7	2.2	7.7	-	51.7	
hedging derivatives (availability currency):								11.4
(value to the exchange at the end of the year)		(1.1)	(39.9)	(2.1)	(7.6)	-	(50.7)	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	3.1	83.7	35.4	16.1	52.5	-	187.7	
derivatives with no hedging purpose (availability currency)								7.4; 11.4
(value to the exchange at the end of the year)	-	(83.2)	(34.2)	(15.5)	(52.9)		(185.8)	
Total	**5.1**	**0.5**	**2.0**	**0.7**	**(0.3)**	-	**2.9**	

The Group expects to face these obligations through the realization of its financial assets in particular through the collection of receivables connected to its various commercial activities.

It should be noted that as at 31 December 2007, item "current and non current payables to banks" within 3 months included EUR 310.0 million (EUR 225.0 as at 31 December 2006) for medium-to-long term revolving credit lines in consideration of the maturity of the current drawing as at the closing date of these financial statements.

The difference between the values entered in the financial statements and the total of the cash flows is primarily ascribable to the calculation of interest on the contract duration of payables due to credit institutes. In addition, with reference to loans valued using the amortised cost method, the interest calculation method provides for the application of the nominal rate instead of the actual yield rate.

With reference to the section dedicated to the derivative instruments, it should be noted that, assuming gross cash flow regulation, the contract rate means the forward rate defined as of the contract's effective date, while the period-end rate means the spot rate as of the closing date of these financial statements.

Credit risk

The credit risk primarily stems from the carrying out of the sales activity regarding advertising slots on the Mediaset Group's Italian and Spanish television networks.

In compliance with a specific policy, the Group manages the credit risk relative to the sale of advertising slots through a complex customer credit rating procedure of its customers, including an analysis of their financial position both during the determination of the initial lending commitment as well as through an ongoing and steady monitoring of compliance with the payment terms, updating, when necessary, the previously assigned lending commitment limit.

Based on the above mentioned credit rating procedure and its subsequent updates it is possible to break down customers' exposure in the following three classes of risk, which represent the grouping together of a wider and more complex subdivision:

Low risk
Customers presenting a standard risk index and with a financial position that adequately supports the credit rating assigned.

Medium risk
Customers who have failed to comply with their contractual obligations in the past or have a critical financial position compared with the credit rating previously assigned. Based on these specifications of credit positions, an allowance for bad debt is created based on the percentage incidence of losses statistically identified.

High risk
Customers with whom litigations are pending or who are subject to insolvency procedures on receivables are subject to specific allowance for bad debt and in some cases reimbursement plans are agreed upon or payment extensions are granted, which, in any case, do not exceed 12 months.

In addition to receivables regarding the sale of advertising slots, there are also receivables regarding the activities of distribution and management of movie theatres, the television sector (distribution of prepaid cards, sale of content and lease of broadcasting capacity), which in consideration of their limited significance have been aggregated by corresponding classes.

Below is a summary table of the net balances and of the provision for bad debt broken down according to the above mentioned classes.

RISK CLASSES as 31 DECEMBER 2007	Net receivables	Net matured 0-30days	30-60days	60-90days	further	Total net matured	Provision for bad debts
ITALY ADVERTISING RECEIVABLES:							
low	619.2	38.2	3.9	0.7	2.9	45.7	0.4
medium	95.8	13.8	4.0	1.5	4.8	24.1	2.6
high	42.9	0.6	1.2	3.2	14.6	19.8	25.0
FOREIGN ADVERTISING RECEIVABLES :							
low	241.0	74.7	13.8	1.5	8.3	98.2	6.6
medium	2.9	0.2	1.5	0.5	0.2	2.3	0.4
high	0.1	-	-	-	0.1	0.1	6.6
OTHER RECEIVABLES :							
Distributors	22.2	4.1	0.6	1.1	0.6	6.5	-
Phone and television operator	63.7	4.9	0.3	0.3	1.4	6.9	1.2
Film area	58.4	14.1	3.9	0.6	18.5	37.1	10.8
Other customers	49.2	8.1	0.4	0.6	3.8	12.8	3.6
RECEIVABLES FROM RELATED PARTIES:							
low	17.4	0.3	0.0	0.0	-	0.4	-
TOTAL TRADE RECEIVABLES	1,212.8	159.1	29.6	10.1	55.1	253.9	57.3

RISK CLASSES as 31 DECEMBER 2006	Net receivables	Net matured 0-30days	30-60days	60-90days	further	Total net matured	Provision for bad debts
ITALY ADVERTISING RECEIVABLES:							
low	687.1	45.6	5.4	1.1	5.2	57.3	1.9
medium	109.5	13.6	4.4	1.5	4.6	24.1	2.5
high	13.0	5.3	1.2	0.6	4.4	11.5	26.3
FOREIGN ADVERTISING RECEIVABLES :							
low	212.6	59.6	10.3	2.4	4.6	76.9	
medium	2.4	1.0	0.1	-	0.6	1.7	6.5
high	1.3	0.1	0.1	0.3	0.3	0.8	8.0
OTHER RECEIVABLES :							
Distributors	12.9	1.1	-	-	0.1	1.2	-
Phone and television operator	31.3	2.2	1.5	1.3	1.2	6.2	1.4
Film area	-					-	
Other customers	48.9	18.3	4.7	0.2	1.6	24.8	4.0
RECEIVABLES FROM RELATED PARTIES:							
low	23.3	-	-	-	-	-	-
TOTAL TRADE RECEIVABLES	1,142.3	146.8	27.7	7.4	22.6	204.5	50.6

The overall amount of guarantees received, mainly including bank guarantees, regarding credit positions against third parties totals EUR 8.1 million (EUR 8.3 as at 31 December 2006). Moreover, letter of commitments on the behalf of third parties have been released for a total amount of EUR 1.4 million.

With reference to the main kind of trade receivables generated by the advertising business, in terms of concentration of customers, the first 10 customers make for approximately 25% of the commissions, while the first 100 customer make for 71% of total sales. These indexes are in line with those of the previous years.

Here below the main changes regarding the provisions for bad debts.

	Balance 1/1	Provisions made during the period	Employment of the period	Balance 31/12
Year 2007	50.6	11.1	(4.4)	57.3
Year 2006	53.4	6.7	(9.5)	50.6

Here below is a table showing a detailed analysis of Other financial assets, whose maximum credit risk exposure is represented by the book value.

	2007	2006
Financial receivables	59.0	54.5
Financial receivables from related parties	-	0.5
Other financial assets	0.3	23.8
Hedging derivatives	3.3	0.8
Derivatives with no hedging purpose	0.7	0.5
Receivables from factor	65.3	68.6
Bank and postal deposits	156.4	447.2
Total financial asset	**284.9**	**595.9**

Factorised receivables with recourse amount to EUR 23.0 million and are accounted on *trade receivables* item. Of those receivables, EUR 0.9 million were received as advances on receivables from the transferring party (accounted on *Payables to factor* item).

Finally, it should be noted that the item *Financial receivables* includes a credit from British Telecom (as already described on the note 6.6) to which a provision for risk equal to EUR 34.6 million is related.

14. BUSINESS COMBINATIONS

On 10 July the agreement, already announced on the previous 3 July, between Mediaset S.p.A. and Fininvest S.p.A. was stipulated, regarding the purchase from the latter of 100% of the stock capital of Medusa Film S.p.A. by R.T.I. S.p.A.

The consideration regarding this transaction, equal to EUR 151.8 million, was calculated based on the Medusa Group consolidated net equity as of 31 December 2006. Concurrently with the execution of the sale contract the amount EUR 121.4 million was paid as a first portion of the transfer price, with the balance paid in October. As integration to the payment of the consideration established for such operation, Mediaset S.p.A. undertook to pay to Fininvest S.p.A. an amount of up to a maximum of EUR 18 million in correspondence with the box office results achieved by the movie products distributed in 2007 and 2008. The fairness evaluation of the consideration against the market values was carried out by the investment bank Lehman Brothers International.

Following the acquisition of the 100% equity investment in Medusa Film S.p.A. (a company operating in the sector of movie production and distribution of rights), the 100% equity investments held by the latter in Medusa Video S.p.A. (home entertainment), Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. (management of the movie theatre circuit) were subject to line-by-line consolidation as at the date of acquisition.

The Group's financial statements include the effects of the consolidation of the Medusa Group starting from the date of its acquisition as detailed in the table below:

(values in EUR millions)

Goodwill/Differences arising from consolidation	24.9
Tangible and intangible non current assets	95.0
Trade receivables	82.9
Trade payables	(148.7)
Employee defined benefit plans	(2.0)
Other assets/liabilities	59.6
Net invested capital	**111.7**
Share capital and reserves	**101.5**
Net (Financial debt)/Liquid funds	**(10.3)**

This operation refers to an acquisition made from the common parent company ("business combination under common control") and, therefore, does not fall within the framework of mandatory application of IFRS 3 (Business combination).

There being no specific IAS/IFRS principles and interpretations for this types of operations and in consideration of the provisions set out in IAS 8, we believed that the criterion based on the principle of business continuation is generally applicable. According to said principle, the consolidated financial statements of the acquiring entity should include assets and liabilities entered according to the relevant values resulting from the consolidated accounts of the common entity controlling those subject to business combination, as of the date of transfer.

The application of this criterion led to the recognition to the Group's shareholders' equity of a negative reserve for EUR 50.3 million, equal to the difference between the consideration paid for the acquisition of the equity investment in Medusa Film, amounting to EUR 151.8 million, and the net value of the accounting assets resulting from Fininvest S.p.A.'s consolidated accounts as at 30 June 2007. The amount of such reserve was subject to adjustment at 31 December 2007 for EUR 9.0 million, corresponding to the amount accrued at 31 December 2007 relating to the price adjustment.

15. SHARE-BASED PAYMENTS

As at 31 December 2007 stock option plans assigned in 2004, 2005 and 2007 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares bought back in the market. The options granted to the employees having the right to exercise them are contingent on the achievement of economic performance targets by the Company and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised here below:

	Stock Option Plan 2004	**Stock Option Plan 2005**	**Stock Option Plan 2007**
Grant date	22/06/04	22/06/05	28/06/07
Vesting Period	from 01/01/2004 to 22/06/2007	from 01/01/2005 to 22/06/2008	from 01/01/2006 to 31/12/2008
Exercise period	from 23/06/2007 to 22/06/2009	from 23/06/2008 to 22/06/2011	from 29/06/2010 to 28/06/2013
Fair Value	1.67	1.74	0,72 euro
Strike price	EUR 9,07	EUR 9,60	EUR 7,87

On 28 June 2007 the plan envisaged for 2007 was implemented, including the granting of 3,230,000 options, which may be exercised after the three year period starting from 29 June 2010 for a period of 36 months. It should be noted that for Medusa Film's employees the granting date was 17 July 2007 and the exercise period will start from 18 July 2010.

Exercise rights expired for 151,000 stock options in 2007, due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group) , of which 75,500 referred to the 2004 Stock Option Plan and 75,500 to the 2005 Stock Option Plan.

The table below summarises the changes in the stock option plans:

	Stock Option Plan 2004	**Stock Option Plan 2005**	**Stock Option Plan 2007**	**Total**
Options outstanding at 1/1/2006	**3,399,000**	**3,758,500**	**-**	**10,618,000**
Options issued during the year	-	-	-	-
Options exercised during the year	-	-	-	(3,308,000)
Options expired/cancelled during the year	(32,000)	(32,000)	-	(64,000)
Options outstanding at 31/12/2006	**3,367,000**	**3,726,500**	**-**	**7,246,000**
Options outstanding at 1/1/2007	**3,367,000**	**3,726,500**	**-**	**7,246,000**
Options issued during the year	-	-	3,230,000	3,230,000
Options exercised during the year	-	-	-	-
Options expired/cancelled during the year	(75,500)	(75,500)	-	(303,500)
Options outstanding at 31/12/2006	**3,291,500**	**3,651,000**	**3,230,000**	**10,172,500**

Stock options are entered at their Fair Value in the financial statements:

- EUR 1.67 for the 2004 stock option plan
- EUR 1.74 for the 2005 stock option plan
- EUR 0.72 for the 2007 stock option plan, not including those issued to Medusa Film S.p.A. employees, booked at a fair value equal to EUR 0,77.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options was included in the model, assuming that the option is exercised when the price for the option is

higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price)
- historical volatility at 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry
- curve of the euro rates
- zero exit-rate of stock option holders

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2007
Average stock price	EUR 9,343	EUR 9,735	EUR 8,92
Historical volatility	24.22%	19.01%	16.34%
Risk-free rate	3.86%	2.84%	4.86%
Expected dividend yield	4.00%	2.06%	5.81%

The Spanish subsidiary Telecinco also implemented stock option plans for the years 2005, 2006 and 2007. The characteristics of the three plans are summarised in the table below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007
Grant date	26/07/05	26/07/06	25/07/07
Vesting Period	from 27/07/2005 to 26/07/2008	from 27/07/2006 to 25/07/2009	from 26/07/2006 to 25/07/2010
Exercise period	from 27/07/2008 to 27/07/2010	from 26/07/2009 to 25/07/2011	from 26/07/2010 to 25/07/2012
Fair Value	EUR 3.13	EUR 2.87	EUR 2.91
Strike price	EUR 19.70	EUR 18.57	EUR 20.82

Here below is a summary of the movements in the stock option plans granted by Telecinco in the two fiscal years:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Total
Options outstanding at 1/1/2006	**1,483,500**	**0**	**0**	**1,483,500**
Options issued during the year	0	1,733,150	0	1,733,150
Options exercised during the year	0	0	0	0
Options expired/cancelled during the year	0	0	0	0
Options outstanding at 31/12/2006	**1,483,500**	**1,733,150**	**0**	**3,216,650**
Options outstanding at 1/1/2007	**1,483,500**	**1,733,150**	**0**	**3,216,650**
Options issued during the year	0	0	1,326,698	1,326,698
Options exercised during the year	0	0	0	0
Options expired/cancelled during the year	(352,500)	(105,500)	(18,000)	(476,000)
Options outstanding at 31/12/2006	**1,131,000**	**1,627,650**	**1,308,698**	**4,067,348**

The assumptions made on the main items included in the model are detailed here below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007
Average stock price	EUR 22.83	EUR 20.30	EUR 20.30
Historical volatility	22.50%	22.50%	22.50%
Expected dividend yield	4.50%	5.10%	5.50%

It should also be noted that the information regarding emoluments and stock option plans granted to key managers of the Group is provided in the Mediaset S.p.A. financial statements.

16. TRANSACTIONS WITH RELATED PARTIES

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The overall amounts of the positions / transactions with the related parties as well as their effects in the relevant items are shown in the Balance Sheet and Income Statement drawn up in compliance with Consob Resolution No.15519 of 27 July 2006.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with the related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	2.1	9.9	-	2.9	5.7	(0.0)
Associated companies						
A.C. Milan S.p.A.	0.3	59.3	-	0.1	0.5	(1.7)
Alba Servizi Aerotrasporti S.p.A.	0.0	0.8	-	0.1	5.1	-
Arnoldo Mondadori Editore S.p.A.	1.2	0.5	-	14.9	1.2	-
Banca Mediolanum S.p.A.	0.4	0.0	-	4.5	-	-
Il Teatro Manzoni S.p.A.	0.5	0.3	-	0.0	1.1	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Medusa Film S.p.A.	-	-	-	0.6	0.5	(0.1)
Medusa Cinema S.p.A.	-	-	-	0.1	0.3	-
Medusa Video S.r.l.	-	-	-	0.2	0.1	-
Quinta Communication S.A.	-	5.0	-	-	-	-
Milan Entertainment S.r.l.	1.9	-	-	0.0	10.3	-
Altre Società Consociate	4.9	2.7	-	8.3	10.2	0.0
Total parent company and associated	**11.3**	**78.4**	**-**	**31.7**	**35.0**	**(1.9)**
Joint control companies						
Boing S.p.A.	1.5	2.0	(7.7)	5.7	3.5	(0.2)
Fascino Produzione e Gestione Teatro S.r.l.	-	4.6	(2.9)	-	38.6	0.0
MediaVivere S.r.l.	2.2	4.7	-	1.6	34.9	-
Premiere Megaplex S.A.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	-	-	-	4.0	-
Affiliated companies						
Aprok Imagen S.L.	0.0	0.5	-	-	1.1	-
Auditel S.r.l.	0.0	-	-	-	5.2	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.0	0.1	-	0.2	0.2	-
Canal Factoria de Ficcion S.A.	0.1	-	-	0.4	0.1	-
Publieci Television S.A.	0.9	-	-	1.8	-	-
Producciones Mandarina S.L.	0.3	4.5	-	0.5	18.4	-
La Fabrica De La Tele (già Hormigas Blancas Produccic	0.4	4.3	-	0.0	10.2	-
Edam Acquisition B.V.	-	-	-	-	-	-
Endemol Group companies	0.4	17.3	-	0.3	59.9	-
Total joint control and affiliates	**5.8**	**37.9**	**(10.6)**	**10.7**	**176.1**	**(0.2)**
Other related parties	0.3	27.7	-	0.6	49.2	-
TOTAL	**17.4**	**143.9**	**(10.6)**	**43.0**	**260.2**	**(2.0)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions. Payables due to Fininvest S.p.A., amounting to EUR 9.9 million, included EUR 9.0 concerning a liability accrued as at 31 December 2007 as a result of the contractually established price balance paid for the acquisition of the Medusa equity investment.

The relations referred to item *Other related parties* is mainly attributable to the acquisition of content by Telecinco from Vocento Group (its minority shareholder), as well as consulting services provided by Sin&rgetica, and Livolsi & Partner, companies owned by directors of Fininvest S.p.a.

It should be noted that in the balance sheet drawn up in compliance with CONSOB Resolution No.15519 of 27 July 2006, the television rights acquired by the related parties amounting to EUR 107.8 million (EUR 480.5 million as at 31 December 2006) included EUR 71.7 million regarding the television rights acquired from Milan A.C. S.p.A. (EUR 91.2 million as at 31 December 2006). These rights generated on the whole amortisation equal to EUR 24.3 million (EUR 81.4 million as at 31 December 2006) of which EUR 19.5 million referred to rights acquired from Milan A.C. S.p.A. and EUR 4.4 million from Mediavivere S.r.l.

The costs and revenues shown with reference to the Medusa Group companies refer to transactions carried out in the period before the consolidation of the same companies and, therefore, they refer to the first part of 2007.

The main impact on the consolidated nine-month-period cash flows, generated by transactions with related parties, was attributable, in addition to dividend payout to Fininvest S.p.A. for EUR 182.7 million, to the payment to Fininvest S.p.A. of the consideration agreed for the acquisition of the equity investment in Medusa Film S.p.A. amounting to EUR 151.8 million and EUR 25.2 million to the acquisition of rights from Milan A.C., as well as outflows to Medusa Group for EUR 98.6 million regarding the acquisition of tv rights and advances.

17. OTHER INFORMATION

17.1 COMMITMENTS

Below is a summary of the main commitments of the Mediaset Group:

multi-year commitments mainly attributable to satellite channel lease contracts with different duration. These will imply future expenses in the order of EUR 116.3 million (EUR 138.4 million as at 31 December 2006) and lease of broadcasting capacity on digital frequencies for EUR 181.1 million;

commitments concerning artistic collaborations, television productions and contracts with press agencies for a total amount of approximately EUR 158.4 million (EUR 170.6 million as at 31 December 2006);

commitments for the purchase of rights equal to EUR 1,613.1 million (EUR 1,059.0 million as at 31 December 2006). These future commitments mainly referred to "volume deal" contracts that the Mediaset Group has stipulated with some US Major studios to ensure the availability of films and television productions that they have developed, giving the Group the possibility of reaching a volume of investments which is in line with the Group's strategies regarding the expansion of the library;

multi-year commitments regarding distribution rights for the new digital pay TV channels for EUR 147.1 million;

commitments for the purchase of new equipment, maintenance services of the broadcasting network, works and supplies for company offices as well as supply of EDP services for a total amount of EUR 19.6 million (EUR 13.3 million as at 31 December 2006);

17.2 POTENTIAL LIABILITIES COUNTER-GUARANTEED BY FININVEST S.P.A.

As already indicated in the account report as of 31 December 2005, the guarantee issued on 6 June 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries in connection with the public offering for the sale of Mediaset S.p.A.'s shares expired on December 31, 2002.

Therefore, as already indicated, a joint recognition agreement was stipulated on 19 December 2002, with the holding company, according to which Fininvest S.p.A. undertook to ensure that Mediaset S.p.A. and its subsidiaries would suffer no damage also beyond said expiry date until the effects linked to the events hedged against by means of said guarantee as notified to Mediaset S.p.A. and its subsidiaries within 31 December 2002 and communicated to Fininvest S.p.A. within 31 December 2003 ceased to have any impact on the Group's balance sheet and income statement. With reference to the charges already identified and entered in the 2007 financial statements, the Mediaset Group companies requested Fininvest S.p.A. a reimbursement for charges amounting to EUR 1.6 million. Still pending lawsuits amount to EUR 6,5 million.

For the Board of Directors

The Chairman

LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2007

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Publieurope Ltd.	Londra	euro	7.7	100.00%
New Century Advertising Co. Ltd.	Pechino	USD	35.0	100.00%
R.T.I. S.p.A.	Roma	euro	500.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.83%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediashopping S.p.A.	Fiumicino (Roma)	euro	6.2	100.00%
Medusa Film S.p.A.	Roma	euro	120.0	100.00%
Medusa Cinema S.p.A.	Roma	euro	1.0	100.00%
Medusa Video S.p.A.	Milano	euro	0.3	100.00%
Medusa Multicinema S.p.A.	Roma	euro	2.8	100.00%
MedDue	Milano	euro	0.01	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	79.6	100.00%
Mediaset Investment Belgium S.p.r.l.	Belgio	euro	850.0	100.00%
Publiasia Limited Ltd.	Londra	sterlina	0.005	100.00%
Mediaset Investimenti S.p.A.	Milano	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.10%
Publiespaña S.A.U	Madrid	euro	0.6	50.10%
Advanced Media S.A.U	Madrid	euro	0.1	50.10%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.10%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.10%
Atlas Media S.A.U.	Sant Just Desvern	euro	0.4	50.10%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.10%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.10%
Cinematext Media S.A.	Madrid	euro	0.2	30.06%
Cinematext Media Italia S.r.l.	Segrate	euro	0.01	30.06%
Telecinco Cinema S.A.U. (già Estudios Picasso Fabrica de Ficcion S.A.U.)	Madrid	euro	0.2	50.10%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.10%
Conecta 5 Telecinco S.A.U. (già Europortal Jumpy Espana S.A.)	Madrid	euro	0.06	50.10%
Mediacinco Cartera S.L.U.	Madrid	euro	240.0	62.58%
Joint control and affiliated companies	**Registered Office**	**Currency**	**Share capital**	**% held by the Group**
Aprok Imagen S.L.	Madrid	euro	0.023	20.04%
Auditel S.r.l.	Milano	euro	0.3	26.67%
Beigua S.r.l.	Roma	euro	0.05	24.50%
Boing S.p.A.	Milano	euro	10.00	51.00%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.04%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	euro	0.9	20.86%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	50.00%
La Fabrica De La Tele (già Hormigas Blancas Producciones S.L.)	Madrid	euro	0.01	15.03%
Mediavivere S.r.l.	Milano	euro	0.7	50.00%
Premiere Megaplex S.A.	Madrid	euro	0.4	25.05%
Producciones Mandarina S.L.	Madrid	euro	0.004	15.03%
Publieci Television S.A.	Madrid	euro	0.3	25.05%
Titanus Elios S.p.A.	Roma	euro	29.5	29.65%
Equity investments held as "Available for sale"	**Registered Office**	**Currency**	**Share capital**	**% held by the Group**
Alba Adriatica S.L.	Madrid	euro	0.076	7.52%
Circuito Cinema S.r.l.	Roma	euro	0.087	10.00%
Class CNBC S.p.A.	Milano	euro	0.6	9.94%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spagna)	euro	6.0	5.01%
Grattacielo S.r.l.	Milano	euro	0.01	10.00%
International Media Services Ltd.	Malta	euro	0.05	99.95%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.52%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Super Nueve Televisión S.A.	Madrid	euro	0.06	12.53%
X Content S.r.l.	Roma	euro	0.06	100.00%

Mediaset Group
2007 Annual Report

Certification of the consolidated financial statement pursuant to
art. 81-ter out of Consob Regulation nr. 11971
dated May 14, 1999 and subsequent
amendments and integrations

Certification of the consolidated financial statement pursuant to art. 81-ter out of Consob Regulation nr. 11971 dated May 14, 1999 and subsequent amendments and integrations

1.The undersigned Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Executive Officer responsible to draw up the company accounting documents, of Mediaset S.p.A., in compliance with art. 154-bis, paragraphs 3 and 4 of D. lgs (Legislative decree) nr. 58 dated February 24, 1998, state:

- the adequacy, according to the Group's features, and
- the effective application

of the administrative and accounting procedures for the formation of the consolidated financial statement referred to the period starting on January 01, 2007 and ending on December 31, 2007.

2.In addition, it is certified that the consolidated financial statement as at December 31, 2007:

a) corresponds to the books and to the accounting records;

b) is drawn up in compliance with the International Reporting Standards (IAS/IFRS) adopted by the European Union and with the provisions of art 9 out of D. Lgs. (Legislative Decree) nr. 38/2005, and, as far as it is known, provides a true and fair view of the assets and liabilities statement and of the financial position of the Issuer.

Cologno Monzese, March 11, 2008

On Behalf of the Board of Directors
The Chairman

(Fedele Confalonieri)

The Executive Officer responsible to draw up the company accounting documents

(Andrea Goretti)

"This report has been translated into the English language solely for the convenience of international readers."

Mediaset Group
2007 Annual Report

Report of the External Auditors

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

**To the Shareholders of
MEDIASET S.p.A.**

1. We have audited the consolidated financial statements of Mediaset S.p.A. and subsidiaries (the Mediaset Group), which comprise the balance sheet as at December 31, 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes, reference should be made to the auditors' report issued by us on March 30, 2007.

3. In our opinion, the consolidated financial statements present fairly the financial position of the Mediaset Group as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union and the requirements of national regulations issued pursuant to art.9 of Italian Legislative Decree no.38/2005.

DELOITTE & TOUCHE S.p.A.

Signed by

Riccardo Raffo
Partner

Milan, Italy
March 28, 2008

This report has been translated into the English language solely for the convenience of international readers.

MEDIASET S.p.A.

2007 Annual Report
Directors' Report on Operations

Financial Statements as at 31 December , 2007
Director's Report on Operations

Dear Shareholders,

we submit for your scrutiny and approval Mediaset S.p.A.'s financial statements for the year ended December 31, 2006, showing a net profit for the year equal to EUR 481,609,276 after amortizations depreciations and write-downs amounting to EUR 14,061,225 and current and deferred tax provisions for EUR 12,122,128.

Following the enactment of Italian Law Decree n.38 of February 28, 2005, incorporating EURpean Regulation n.1606/2002 into Italian law, Mediaset S.p.A. has compiled its financial statements in compliance with the IAS/IFRS standards released by the International Accounting Standard Board (IASB) and ratified by the EURpean Council.

The analyses of income statement, balance sheet and financial position, as well as the Notes to the 2006 financial statements, were drawn up including the supplementary information as established in Consob regulations n. 15519 and n. 6064293 dated July 28, 2006 in the matter of financial statements compilation and reporting.

Item 20 of the Notes to the financial statements on "Supplementary information on financial instruments and risk management policies", pursuant to the new accounting standard IFRS7, incorporated by the EURpean Union in January 2006 (CE regulation n.108-2006), includes a description of the goals, policies and procedures implemented by the management team to hedge against the various types of financial risks (associated with exchange rates, liquidity, interest rates and credit) to which the company is exposed. Item 20 also includes sensitivity analyses broken down by type of risk and information on the concentration as well as the average, minimum and maximum exposure to the various risks. Moreover the supplementary amendment to Ias I introduces further obligations regarding disclosure of information on capital management goals, policy and processes, specifying any capital requirement imposed by third parties as well as the management approach and procedures and any consequence deriving from lack of compliance.

The financial results of Your Company reflected its positive performance as the holding company of the Mediaset Group, despite the negative difference in terms of net result for a total amount of EUR 40.8 million against the previous year as a result of the drawing up and reclassification of items according to the new international accounting standards. Net income for the year was mainly attributable to a prevailing result of financial operations and equity investments rather than of operating profit, which was negative. Dividends paid to subsidiaries substantially contributed to the operating profit for the year, while compensating for the lower contribution resulting from the commercial exploitation of the library, which was still listed under corporate assets.

Dear Shareholders,
before proceeding with our comments to the operations, we specify hereunder the requirements provided for by Consob regulations.In compliance with Consob recommendation (Communication Prot. DAC/RM97001574 dated 20/02/1997,), a list of the directors and relevant powers is provided below:

Chairman

Fedele Confalonieri — has powers of ordinary and extraordinary administration up to a maximum limit of EUR 13,000,000.00 by single operation, with the exclusion of the powers under Art. 23 of the Company's By-Laws which are exclusively granted to the Board of Directors. According to the Company's By-Laws, the Chairman represents the Company.

Deputy Chairman

Pier Silvio Berlusconi — has powers of ordinary administration up to a maximum limit of EUR 10,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors. According to the Company's By-Laws, the Deputy Chairman represents the Company. The Deputy Chairman represents the Company in the case of the Chairman's absence or impediment. The replacement of the Chairman by the Deputy Chairman for representation purposes should regarded byu itself as evidence of the Chairman's absence or impediment and relieves third parties from any liability and verification obligation.

Managing Director

Giuliano Adreani — has powers of ordinary administration up to a maximum limit of EUR 5,000,000.00 by single operation and in any case excluding the granting of loans and powers which, pursuant to Art. 23 of the Company's By-Laws, are the exclusive prerogative of the Board of Directors and its Chairman. According to the Company's By-Laws, the Managing Director represents the Company.

Directors

Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Mauro Crippa
Bruno Ermolli
Luigi Fausti
Marco Giordani
Alfredo Messina
Gina Nieri
Carlo Secchi
Attilio Ventura

Executive Committee

Fedele Confalonieri
Pier Silvio Berlusconi
Giuliano Adreani
Gina Nieri

Internal Control Committee

Luigi Fausti (Chairman)
Alfredo Messina
Carlo Secchi

Committee for employee compensation

Bruno Ermolli (Chairman)
Paolo Andrea Colombo
Attilio Ventura

Committee for corporate governance

Attilio Ventura (Chairman)
Paolo Andrea Colombo
Luigi Fausti

Annual report of Corporate Governance

The annual report on Corporate Governance, providing a general description of the corporate governance adopted by the Company, is quoted in full in an attachment to this report on operations pursuant to Art. 89 bis, par. 5, of Consob Issuers' Regulation and is available on the Company's website www.mediaset.it (/investor/governance/governance_it.shtml).

INFORMATION ON THE OWNERSHIP STRUCTURE (ART. 123 BIS OF T.U.F) AS AT MARCH 11, 2008

Here below is the information to be disclosed pursuant to art.123 bis of T.U.F..

a) **Share capital structure**: Mediaset S.p.A. has a fully-paid up and subscribed share capital of EUR 614,238,333.28.

	N° of shares	% on share capital	Listed	Rights and obligations
Ordinary shares	1,181,227,564 (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company's By-Laws

The company did not issue any other financial instrument granting the right to subscribe newly-issued shares.

The company does not envisage any stock option incentive plan that would require an increase, even on a free basis, of the share capital.

b) Restrictions on share transfer

Pursuant to the Company's By-Laws, shares are registered, joint and freely transferable, unless otherwise prescribed by regulations concerning the representation, legitimization and circulation of the equity investment foreseen for stocks traded in the regulated markets.

c) Principal shareholdings

As at 11 March 2008, according to the information received pursuant to art. 120 T.U.F., the principal shareholders in Mediaset S.p.A. (*) are the following:

Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Fininvest S.p.A.	36.384
Capital Research and Management Company	7.115
Mackenzie Cundill Investment Management Ltd	3.441
Abu Dhabi Investment Authority	2.042
Templeton Investment Councel LLC	2.025
Tweedy Browne Company LLC	2.003

(*) *The Consob website also includes the following shareholders identified through the relevant ownership on ordinary shares and shares subject to voting:*
- *Silchester International Investors Ltd. 2.017%;*
- *Templeton Global Advisors Ltd. 2.071%*

As at the same date, Mediaset S.p.A. holds n. 44,825,500 of its own shares, equal to 3.795% of the company's stock capital, regulated by the conditions of art. 2357 ter of the Italian Civil Code.

d) Preferred or special stock

No preferred stock or stock that confers special control rights have been issued.

e) Employee stockholdings: mechanism for exercising voting rights

There is no mechanism for exercising voting rights.

f) Restrictions on voting rights

So far as it is a financial intermediary registered in the apposite section of the general registry as mandated by art. 113 of Italian Law Decree n. 385/1993 and subsequent modifications (Testo Unico Bancario – T.U.B.), pursuant to the conditions specified in art. 108 T.U.B. and in art. 1 D.M. (Ministry of the Treasury) n. 517/1998, any stockholder holding more than 5% of the stock capital in shares conferring voting rights may not exercise voting rights for the shares exceeding said percentage unless he meets the credit requirements specified therein. The same requisites are applied to anyone, regardless of the size of the shareholding owned, who controls the company as described in art. 23 T.U.B.. In this case, voting rights are suspended for the entire shareholding.

g) Agreements between shareholders

The company is not responsible for agreements between shareholders pursuant to art. 122 of Finance Act.

h) Appointment and substitution of directors and changes in the Company's By-Laws.

The Company has adopted a traditional corporate governance system.

The Board of Directors is appointed by the Shareholders' Meeting on the basis of lists. Art. 17 and followings of the Company's By-Laws refer to the appointment and substitution of directors.

In compliance with Art. 15, sections 2 and 23, sections 3 of the Company's By-Laws, except for extraordinary Shareholders' Meeting, that mantains power to deliberate on the subject, the Board of Directors is responsible for the the resolutions regarding mergers according to the cases provided for Art. 2505 of the Italian Civil Code, the establishment or the dissolution of company branches, the appointment of directors having the power to represent the company, the reduction in the capital in case of withdrawal of a partner, the adjusment of the Company's By-Laws prescriptive provisions.

The Company's By-Laws is available on the Company's website www.mediaset.it (/investor/governance/statuto_it.shtml).

i) Proxies for capital increases and authorizations for the re-purchase of own stock

There are no proxies for capital increases pursuant to art. 2443 of the civil code, or for the issue of share-based financial instruments.

On April 19, 2007, the Shareholders' Meeting conferred upon the Board of Directors the power to purchase, also through the sale of options or financial instruments and derivatives of Mediaset stock, up to a maximum amount of n. 118,122,756, and therefore within the law limit, of its own common stock at the nominal value of EUR 0.52 each (equal to 10% of the current stock capital), in one or more transactions, until the ratification of the finacial statement as at 31 December 2007 and in any case for a period of not longer than 18 months from the date of the decision taken by the Shareholders' Meeting. The above-indicated amount is covered by the reserves available as specified in the most recent regularly ratified annual report.

Acquisitions are carried out as follows:

i) acquisitions necessary for the implementation of the stock option plans of 2003/2005 and 2006/2008 must be carried out on the stock exchange of listing, using the operational conditions described in article 144-bis sections b) and c) of the regulations for issuers, at a price not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the company;

II) any eventual additional acquisitions must be carried out on the stock exchange where the shares are listed, using the operational conditions described in article 144-bis sections b) and c) of the regulations for issuers, at a price of not more than 20% above nor less than 20% below the reference price of the shares in the previous day of trading for each single transaction. These parameters are deemed sufficient to identify the range of values within which the acquisition is in the interest of the company.

Acquisition operations shall be carried out in compliance with articles 2357 and following of the civil code, article 132 of Italian Law Decree 58/98, article 144-bis of the Consob regulations applying the conditions of Italian Law Decree n.58, of 24 February 1998, concerning the regulation of issuers ("Regulation of Issuers") and in compliance with any other applicable provisions, including the provisions indicated in directive 2003/6 and the relative EU and national norms of excution.

As at the end of the fiscal year, on 31.12.2007, the company's stock portfolio contained n. 44,825,500 of treasury shares .

l) Change of control clause

There are no accords at this time pursuant to art. 123 bis, par. 1, letter l). bis of T.U.F. (Finance Act),

m) Compensation for directors in the case of resignation, dismissal or termination of the relationship due to a public offering of purchase

There are no agreements at this time pursuant to art. 123 bis, par. 1, letter m). bis of T.U.F. (Finance Act).

In relation to the CONSOB Regulations 11971 of 14 May 1999 art. 79 and subsequent modifications, we show here below the information relative to the shares held by Directors, Statutory Auditors, General Managers and Executives with strategic responsibilities in the Company and its subsidiaries, pursuant to the criteria contained in **SCHEMA 3)** as required by enclosure 3c) of the abovementioned regulations.

Mediaset S.p.A.Shares held by Directors, Statutory Auditors, General Managers and Executive Managers with strategic responsibilities (*)

Full name		Invested Company	Number of share held as at 31/12/2006	Number of share puchased	Number of share sold	Number of share held as at 31/12/2007
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	986,400	42,600	-	1,029,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	322,100	-	-	322,100
Berlusconi Marina	B. of Dir.	-	-	-	-	-
Berlusconi Pier Silvio	B. of Dir.	-	-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	56,500	20,000	-	76,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (1)	-	-	1,000 (1)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	21,100	-	6,305	14,795
Ermolli Bruno	B. of Dir.	Mediaset S.p.A.	-	19,000	-	19,000
Fausti Luigi	B. of Dir.	-	-	-	-	-
Giordani Marco	B. of Dir.	-	-	-	-	-
Messina Alfredo	B. of Dir.	-	-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of Dir.	-	-	-	-	-
Ventura Attilio	B. of Dir.	-	-	-	-	-
Giampaolo Francesco Antonio	Int. Aud.	-	-	-	-	-
Perotta Riccardo	Int. Aud.	-	-	-	-	-
Vittadini Francesco	Int. Aud.	-	-	-	-	-

(*) *Mediaset S.p.A. Executive managers with strategic rsponsabilities are Company Directors.*

(1) *Of which 500 shares owned by the spouse.*

On June 28, 2007 the Chairman of the Board of Auditors, Achille Frattini, who had no stake in the company, resigned from his position. On the same date, his position was assigned to regular Statutory Auditor Francesco Antonio Giampaolo, whose former position was in turn assigned to Alternate Auditor Francesco Vittadini.

REPORT ON OPERATIONS

Here below is the analysis of the economic and financial results achieved by Your Company in the fiscal year of reference.

Financial highlights

Below is a summary of the income statement, including comments and comparisons against 2006 results:

(amounts in EUR millions)

	2007	2006
Revenues	**26.6**	**38.0**
Personnel expenses	28.4	24.9
Purchases, services and other operating costs	20.9	20.6
Sundry operating costs	5.0	4.5
Amortisation, depreciation and provisions for risks	14.1	17.2
Total costs	**68.3**	**67.2**
Operating result	**(41.7)**	**(29.2)**
Dividends and other (charges)/proceeds deriving from investments	484.2	517.1
Financial (charges)/proceeds	51.2	43.1
Total (charges)/proceeds deriving from financial activity and investments	**535.4**	**560.2**
Pre-tax result	**493.7**	**531.0**
Income taxes for the year	12.1	8.5
Profit/(loss) for the year	**481.6**	**522.4**

Total revenues

Operating revenues dropped of EUR 11.4 milion. This reduction was mainly attributable to lower revenues from the lease of library rights because of a qualitative and quantitative content impoverishment due to the fact that the library was not upgraded. Television rights management and sale activities were carried out exclusively by R.T.I. S.p.A., a subsidiary company with which a one-year contract was stipulated during the year of reference for the lease of television rights, envisioning a EUR 20 million payment in favour of Your Company (against EUR 30 million as at 2006). This amount accounted for a large part of Mediaset S.p.A.'s operating revenues.

Total costs

Costs were up, from EUR 67.2 million in 2006 to EUR 68.3 million in 2007.

Personnel expenses, which in 2007 totalled EUR 28.4 million, reported a net increase of EUR 3.5 million against the same period in 2006, as a result of the funds set aside for performance-related bonus schemes, the payment of a one-off bonus, the remuneration policy and the renewal of contracts.

Also in 2007 the value of *amortisations, depreciations and write-downs* decreased of EUR 3.1 million, as a consequence of the reduction of the previously mentioned rights library.

Operating profit

The reduction in operating revenues together with the increase of operating cost resulted in a drop of EUR 12.5 million in operating profit.

Financial assets and equity investments

2007 financial management posted a positive result at EUR 535.4 million, dropping EUR 24.8 million on a Y/Y basis.

Two items contributed strongly to this result:

- The *result of equity investment operations*, including the dividends paid to subsidiary companies;
- *Financial (charges)/ proceeds*, relative to the financial management of the holding company, which provides centralised financial services to support operations carried out by its subsidiaries

Dividends and other charges/income from equity investments

The result relative to the management of equity investments, accounting for a total amount of EUR 484.2 million, decreased EUR of 32.9 million against the same period in 2006 as a result of lower dividends paid to subsidiaries, as specified below.

- R.T.I. S.p.A. decreased the portion of dividend from EUR 423.1 million distributed in 2006 to EUR 394.2 million distributed in 2007;
- Publitalia '80 S.p.A. distributed EUR 90.0 million in dividends in 2007 against EUR 94.0 million in 2006.

Financial (charges)/ proceeds

The Company's financial operations also included interest accrued and other financial (charges) / proceeds equal to EUR 51.2 million in 2007, an increase of EUR 8.1 million against 2006.

The Holding Company's Financial Management provided centralised management services through current account relations with its Italian subsidiaries for the performance of financial operations. Those listed here below are the items which mostly contributed to the results achieved:

- *income and charges from/to subsidiary companies*: these essentially referred to interests accrued and due on the aforementioned intercompany current account; charges reported a balance of EUR 11.2 million, in line with the previous year, while income increased from EUR 113.8 million in 2006 to EUR 160.4 million in 2007, posting an increase of EUR 46.6 million, which is mainly due to interests accrued on the intercompany current account from Mediaset Investimenti S.p.A.;
- *income/charges from/to others*: interest and other financial income / (charges) from/to others further worsened as a result of the increase in this item's negative balance, from EUR 59.5 million in 2006 to EUR 98.0 million in 2007. This deterioration was mainly attributable to interest due on the short-term loan granted to Mediaset Investment S.A.R.L, amounting to EUR 46.6 million;
- *net income from the management of exchange rates*: this item essentially referred to hedging activities on foreign exchange rates. 2007 result was break-even, in line with the 2006 result.

Pre-tax result and income tax

The pre-tax result amounted to 493.7 million, a EUR 37.3 million reduction against the same period in the previous year.
Income tax made for EUR 12.1 million with a 2.45% tax rate.
This item included EUR 2.4 million income from IRES tax consolidation offset by IRAP tax provisions totalling EUR 2.0 million, against net provisions for deferred tax assets and liabilities for the year of EUR 12.5 million.

Net profit for the year

Net profit for the year reached EUR 481.6 million, a EUR 40.8 million reduction against EUR 522.4 million posted in 2006.

Balance sheet and financial position

Here below is a summary of the ***Balance Sheet***, reclassified according to the schemes included in the Company's Financial Statements including current and non-current items of assets and liabilities in order to highlight the two major aggregate values referring to ***Net Invested Capital*** and the ***Net Financial Position***. The latter is composed of *Gross financial debt* deducted of *Cash and other cash* equivalents and *Other financial assets.*

Item *Investments and other non-current financial assets* includes assets entered in the *Equity investments in subsidiaries* and in the *other companies, financial receivables and assets* item under the Company's Balance Sheet. The *Net working capital* and *Other assets and liabilities* items include *Current assets* (excluding *Cash and cash equivalents* and *Current financial assets* entered under the *Net financial position*), *fund provisions for risks and charges, payables to suppliers* and *tax payables*.

A more detailed analysis of the major items of the *Net financial position* is contained in the Notes to these financial statements.

(amounts in EUR millions)

	31/12/2007	31/12/2006
Investments and other financial non current assets	1,539.0	1,615.8
Television rights and other intangible assets	17.7	31.2
Tangible assets	5.0	5.2
Deferred tax assets/(liabilities)	26.2	39.0
Employee severance indemnity	(4.7)	(6.2)
Fund for risks and charges	(36.9)	(36.9)
Total non current assets/(liabilities)	**1,546.3**	**1,648.2**
Net working capital and other financial current assets/(liabilities)	**(3.3)**	**12.7**
Net invested capital	**1,543.0**	**1,660.9**
Net shareholders' equity	**2,478.6**	**2,484.8**
Net financial position	**935.6**	**824.0**

Here below is a detail of the major Balance Sheet changes as at December 31,2007 compared to the corresponding situation as at December 31, 2006.

The reduction in the **Equity investment and other non-current financial assets** item of EUR 78.8 million was due to:

- the partial reimbursement of EUR 80 million of the share-premium reserve by Mediaset Investment S.a.r.l.;
- the net increase of EUR 1.9 million in the stock option value concerning employees of directly and indirectly controlled companies.

The decrease in **television rights** and **Tangible assets** was mainly due to amortisations, depreciations and write-downs for the period.

The changes in **Shareholders' net equity**, better detailed in the following *Table of movements*, were primarily due, in addition to the net result for the period and dividend distribution, to the negative variation amounting to EUR 2.8 million resulting from the purchase of shares related to the stock option plans reserved to Group employees and the changes in the fund provision, which included the amount for the cost of stock option plans regarding the amount accrued starting from the year when those plans were assigned as well as the changes in the collar provision securing the loan raised with Mediobanca.

The table below is a summarised **Cash Flow Statement** that better highlights the relevant contributions in the two fiscal years of reference. This table included items re-classified pursuant to IAS 7 regulating the drawing up of cash flow statement, highlighting the changes in the Company's *Net financial position*, which represents the most significant index of the Company's ability to cover its financial commitments.

(amounts in EUR millions)

	31/12/2007	31/12/2006
Net financial position at the beginning of the year	**824.0**	**719.9**
Free cash flow	**118.9**	**60.6**
- Free cash flow from operating activities	11.4	23.4
- Disposals of investments and other financial current assets	80.0	130.7
- Other invetments	(0.2)	(0.3)
- Changes in net working capital and other assets/liabilities	27.7	(93.2)
Trading on treasury shares	**(2.8)**	**15.7**
Dividends received	**484.2**	**517.1**
Dividends paid	**(488.7)**	**(489.3)**
Financial surplus/deficit	**111.6**	**104.1**
Net financial position at the end of the year	**935.6**	**824.0**

Mediaset S.p.A.'s **free cash flow** equalled EUR 119.0 million, up EUR 58.4 million against the free cash flow reported in the same period of 2006, as a result of the partial reimbursement of the share-premium reserve by Mediaset Investment S.a.r.l. and of the positive difference in the working capital, offset by the negative difference of the operating cash flow.

Net financial position

The net financial position was equal to EUR 935.6 million as at 31 December 2007, up EUR 111.6 million against the EUR 824.0 million of 31 December 2006. This positive difference was primarily attributable to financial revenues regarding the dividends distributed and paid by subsidiaries, for a total amount of EUR 484.2 million, the partial unfreezing of the EUR 80 milliion share-premium provision of Mediaset Investment S.a.r.l., the complete sale of EUR 12.7 million worth of government securities and bonds in the portfolio and the cashflow generated by financial operations. These amounts were offset by the expenses relative to the distribution of dividends for a total amount of EUR 488.7 million.

MIAN CORPORATE TRANSACTIONS

In 2007, no corporate transactions were carried out.

HUMAN RESOURCES

General profile

The continuous change in the social and economic framework and in the core market scenario calls for flexible organizations and highlights the central role of human resources, perceived as a competitive advantage to Mediaset S.p.A..

This focus on people is reflected in the management and upgrading activities and in the support programs dedicated to human resources implemented in the last years, which are aimed at marrying the personal values and expectations of the staff with the corporate culture and values.

The enhancement of the staff, the improvement of skills and talents, the ackwnoledgment of merits and responsabilities stem from accurate process control activities, the use of specific tools aimed at providing a fair assessment of human resources starting from the recruiting process, a constant monitoring of human resources in their career paths and the development of professional and management training programs to promote the characteristics that distinguish the company's performance.

Personnel composition

Size and geographical breakdown

The total of Mediaset S.p.A. Employees as at the end of 2007 amounted to 215 units (214 employees on permanent contract), against the 222 employees (221 employees on permanent contract) of 2006, because of a negative turnover in employees registered in the preceding years.

Mediaset S.p.A.'s human resources are mainly concentrated in Milan, where almost 90% of the permanent staff is employed.

Geographical distribution of employees in Italy (sine die)

Centers	31/12/2007		31/12/2006	
	number	%	number	%
Milan	193	90%	198	90%
Rome	21	10%	23	10%
Total	**214**	**100%**	**221**	**100%**

Age structure and seniority

The average age and seniority testify the committment of the company in eliciting human resource loyalty and the focus on retaining people with skills that have been progressively enhanced over time, in particular for jobs in which skill levels depend heavily on experience.

Average age of permanent employees (sine die)

Avarage	2007 anni	2006 anni
Managers	48	48
Journalists	53	52
Middle managers	43	42
Office staff	39	39
Total	**42**	**41**

Permanent employees (sine die) by age bracket

Avarage	31/12/2007		31/12/2006	
	number	%	number	%
Under 30 years	17	8%	23	10%
From 30 to 45 years	128	60%	132	60%
Over 45 years	69	32%	66	30%
Total	**214**	**100%**	**221**	**100%**

Average seniority of permanent employees (sine die)

Seniority	2007 anni	2006 anni
Managers	15	14
Journalists	16	15
Middle managers	15	13
Office staff	12	11
Total	**13**	**12**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunity is provided by the large female component in the total number of employees (equal to 62%) and by the presence of women in a variety of managerial positions.

Permanent employees by category and gender

Qualifications	31/12/2007		31/12/2006	
	unità	% Women	unità	% Women
Managers	35	23%	35	23%
Journalists	3	0%	3	0%
Middle managers	45	64%	48	65%
Office staff	131	73%	135	73%
Total	**214**	**62%**	**221**	**62%**

Training activities

In 2007 the companies continued all the training activities started in the previous years, which are now broadly consolidated, and all the routine training activities.

Training hours by type of training initiative

Environmental protection, safety and health

Training	2007 hours	2006 hours
Managerial development	1,211	1,384
Professional updating	868	1,464
Language courses	761	1,114
On line courses	182	166
Total	**3,022**	**4,128**

Safety, prevention and assistance in the workplace

Mediaset S.p.A. is committed to developing health and safety initiatives in order to promote a general improvement of the working conditions and the adoption of a safety-driven preventive approach to reduce the risk of accidents and their consequences.

The main actions undertaken in 2007 included:

- Implementation of the Health Plan: health supervision by means of 89 medical and ophthalmic visits;
- Free flu vaccine for all employees;
- On-site inspections carried out by the Heads of the Environmental protection, Safety and Health Division and by workplace physicians;
- *Training* for the Heads and subordinate staff of the Environmental protection, Safety and Health Division;
- Carrying out of *fire drill* operations with evacuation of the main offices of the Mediaset Group and concurrent training to the people in charge of emergency management;
- Review of the risk evaluation documents according to enacted changes to regulations and ongoing updating of the Company's intranet site devoted to safety;
- Environmental analyses to check and measure the quality of the workplace environment in relation to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and lighting, ecc.

OTHER INFORMATION PURSUANT TO ART. 2428 OF THE ITALIAN CIVIL CODE

Research and development

Research and development is carried out by subsidiary companies as part of their activity. The relevant observations were included under the **Stucture and operations of the Mediaset Group** section in the Directors' Report of Operations of the Consolidated Financial Statements.

Treasury shares

As at December 31, 2007, the value of Treasury shares, purchased pursuant to the resolutions adopted in the Ordinary Shareholders' General Meetings of 24 April 2002; 16 April 2003; 27 April 2004; 29 April 2005, 20 April 2006 and 19 April 2007 accounted for EUR 416.7 million (against EUR 413.9 million as at 31 December 2006), corresponding to n. 44,825,500 shares available for stock option plans and buyback as approved.

In the period of reference, in the light of the approved stock option plans, n. 360,000 shares were bought for a face value of EUR 2.9 million and n. 16,000 shares were sold for a total amount of EUR 0.2 million. These transactions generated net charges totalling EUR 0.04 million entered under the *Fund provision for gains and losses resulting from the purchase and sale of Treasury shares.*

Stock Option Plans 2003/2005 (Shareholders' General Meeting of 16 April 16 2003) and Stock Option Plans 2006/2008 (Shareholders' General Meeting of 20 April 2006)

The Shareholders' General Meeting of 20 April 2006 resolved to establish a stock option plan for the 2006/2008 three-year period for the purpose of fostering employee loyalty and increasing involvement and motivation in the Group's corporate operations and activities. The Shareholders' General Meeting ratified the creation of a Stock Option Plan based on its Treasury shares in favour of the eligible employees of the company and its subsidiaries, with a duration of three years starting from 2006. Eligible employees are selected by the Company's Board of Directors from among the key people holding positions important for the achievement of the Group's strategic results. In addition, approval was also given for similar projects involving the shares of directly or indirectly controlled subsidiaries and affiliated companies of the holding company, should the Company's Board of Directors deem it appropriate. As a result, the Shareholders' General Meeting entrusted the management of the 2006/2008 Stock Option Plan to the Company's Board of Directors, granting it all the powers necessary for the selection of the eligible candidates, the determination of performance targets, the assignment of option rights and all aspects of the implementation of the stock option plan. In particular, the Company's Board of Directors, with specific reference to 2007 fiscal year:

- identified the eligible participants in the 2007 plan;
- allocated the option rights;
- defined that the exercise price for the options is the normal price of Mediaset ordinary shares resulting from the mathematical average of the reference prices reported by Borsa Italiana S.p.A. In the period extending from the allocation date and the same day of the previous calendar month in compliance with the tax regulation in force;
- established that the options can be exercised upon achievement of the yearly economic and financial performance targets, such as the "ROE" and "Free – cash flow" targets. The fulfillment of the exercise conditions will be verified by the Board for every year of the plan by the first six-month period of the year following the year in which the options were allocated;
- established that the options allocated for 2007 can be exclusively exercised 36 months after the date of allocation, subject to the fulfilment of the above-mentioned conditions for the exercise of the options.

The 2003/2005 and 2006/2008 stock option plans resulted in the following stock option attributions on Mediaset shares:

Year 1/1 - 31/12	Number of participants to Plant	Options rights attributed for the purchase of company shares	Exercise proce	Exercise period, only allowed in one purchase	Check of compliance with the criteria established by the Board of Directors
2004	130	3,415,000	9.07 euro	23.6.2007/22.6.2009 (*)	Rights to exercise
2005	132	3,774,500	9.60 euro	23.6.2008/22.6.2011 (*)	Rights to exercise
2006	128	3,716,000	8.92 euro	26.7.2009/25.7.2012 (*)	Options rights non available for the exercise as a result of unmet pre-requisites
2007	43	3,130,000	7.87 euro	29.6.2010/28.6.2013	Rights to exercise
2007	1	100,000	7.73 euro	18.7.2010/17.7.2013	Rights to exercise

(*) *In the meeting of 28 June 2007, the Board of Directors approved the new exercise dates of 2004, 2005 and 2006 plans in order to comply with the new regulation in force.*

As a result, to date option rights for the purchase of n. 10,419,500 Mediaset shares, equal to 0.88% of the Company's current share capital, have been attributed following the satisfaction of the aforementioned eligibility requirements and n. 3,716,000 shares, equal to 0.31% of the Company's current share capital, for which the relevant eligibility requirements were not met, have not. The 2003 stock option plan, which included 141 eligible participants and option rights attributions for the purchase of n. 3,565,500 Mediaset shares at an exercise price of EUR 7.39, which satisfied the prerequisites, was terminated as at 31 December 2007.

Share-based payments

As at 31 December 2007 stock option plans assigned in 2004, 2005, 2006 and 2007 regarding the granting of rights relative to Mediaset ordinary shares were assessed pursuant to IFRS 2. All plans fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares repurchased in the market.

The options granted to the employees having the right to exercise them are contingent on the Company's achievement of economic performance targets and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised here below:

	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006	Stock Options Plan 2007
Grant date	22/06/2004	22/06/2005	25/07/2006	28/06/2007
Vesting Period	dal 01/01/2004 al 22/06/2007	dal 01/01/2005 al 22/06/2008	dal 01/01/2006 al 25/07/2009	dal 01/01/2007 al 28/06/2010
Exercise period	dal 23/06/2007 al 22/06/2009	dal 23/06/2008 al 22/06/2011	dal 26/07/2009 al 25/07/2012	dal 29/06/2010 al 28/06/2013
Fair Value	1.67 euro	1.74 euro	1.1 euro	0.72 euro
Strike price	9.07 euro	9.6 euro	8.92 euro	7.87 euro

Starting from 1 January 2007, no options were exercised relative to the 2004 stock option plan.

During the year, the plan envisaged for 2006 was implemented, granting 3,230,000 options, which may be exercised after the three year period starting from 29 June 2010.

Exercise rights expired for 151,000 stock options in 2007, due to the absence of the necessary conditions for accrual (as in the case in which an employee leaves the Mediaset Group), of which n. 75,500 referred to the 2004 Stock Option Plan, n. 75,500 to the 2005 Stock Option Plan and n. 3,716,000 to the 2006 Stock Option Plan (unexercisable rights due to non fulfilment of the relevant requirements).

The table below summarises the changes in the stock option plans:

	Stock Options Plan 2003	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006	Stock Options Plan 2007	Total
Options outstanding at 1/1/2006	3,460,500	3,399,000	3,758,500	-	-	10,618,000
Options issued during the year	-	-	-	3,716,000	-	3,716,000
Options exercised during the year	(3,308,000)	-	-	-	-	-
Options expired/cancelled during the year	-	(32,000)	(32,000)	-	-	(64,000)
Options outstanding at 31/12/2006	152,500	3,367,000	3,726,500	3,716,000	-	10,962,000
Options outstanding at 1/1/2007	152,500	3,367,000	3,726,500	3,716,000	-	10,696,200
Options issued during the year	-	-	-	-	3,230,000	3,230,000
Options exercised during the year	(16,000)	-	-	-	-	(16,000)
Options expired/cancelled during the year	136,500	(75,500)	(75,500)	3,716,000	-	3,701,500
Options outstanding at 31/12/2007	-	3,291,500	3,651,000	-	3,230,000	10,172,500

Stock options are entered at their Fair Value in the financial statements:

- EUR 1.67 for the 2004 stock option plan;
- EUR 1.74 for the 2005 stock option plan;
- EUR 1.10 for the 2006 stock option plan;
- EUR 0.72 for the 2007 stock option plan, except for those allocated to the employees of Medusa Film S.p.A. Subsidiary which amount to EUR 0.77.

The Fair Value for the options was calculated according to the binomial method. In particular, the exercise of the stock options is included in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any decrease in value consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- spot price of the valuation day (reference price);
- historical volatility 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility;
- expected dividend-yield calculated by assuming that the value of the dividend distributed in the year remains steady over time until expiry;
- curve of the EUR rates;
- zero exit-rate of stock option holders.

The assumptions made on the main items included in the model are detailed here below:

	Stock Options Plan 2004	Stock Options Plan 2005	Stock Options Plan 2006	Stock Options Plan 2007
Average stock price	9.343 euro	9.735 euro	8.782 euro	7.60 euro
Historical volatility	24.22%	19.01%	17.17%	16.34%
Risk-free rate	3.86%	2.84%	4.00%	4.86%
Expected dividend yield	4.00%	2.06%	3.23%	5.81%

Relations with subsidiaries, affiliated companies, holding companies, associated and related companies

Mediaset S.p.A. Board of Directors approved the "Guidelines on transactions of major importance and with related companies", which identify the transactions having a specific strategic, economic and financial significance for the Company and for the Subsidiaries and, in particular, the transactions with related companies, which must first be assessed and approved by the Mediaset Board of Directors.

In particular, in order to ensure that any significant transaction with the related companies complies with the content and form of the criteria provided for in the Company's Code of Conduct, the Board of Directors:

- identified related companies based on the specific notion provided by IAS 24;
- defined the criteria of significance for the transactions with the related parties;
- established the approval and execution procedures concerning transactions with related companies and defined in particular the specific transactions that must be approved subject to the decision of Mediaset Internal Control Committee and/or with the support of independent experts;
- defined the necessary information flows with the corporate functions involved in order to guarantee that the Company's Board of Directors is consistently informed of any significant transaction with the related parties after due examination and the relevant approval.

The following tables illustrate in detail the financial and economic relations undertaken with subsidiaries, affiliated companies, holding companies, associated and related companies under normal market conditions.

(amounts in EUR thousands)

RECEIVABLES AND FINANCIAL ASSETS	Receivables and non current financial assets	Trade recievables	Other receivables and current assets	Intercompany financial receivables	Other current financial assets
Fininvest Group Parent Company					
Fininvest S.p.A.	-	9	460	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	-		3,386	-	-
Mediaset Investment S.a.r.l.	-	8	-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	4,694	41,903	1,762,577	25,513
Publitalia '80 S.p.A.	-	61	2,697	-	-
Elettronica Industriale S.p.A.	-	46	-	395,064	-
Boing S.p.A.	-	1	112	-	-
Media Shopping S.p.A.	-		579	-	-
Medusa Film S.p.A.	-	14	-	-	-
Medusa Cinema S.p.A.	-	3	-	-	-
Medusa Video S.p.A.	-	38	-	-	-
Medusa Multicinema S.p.A.	-	1	-	-	-
Mediaset Investimenti S.p.A.	-	18	-	1,216,289	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	-	2	-	-	-
European Communication Ltd. (in liq.)	-	(29)	94	-	-
Fininvest Gestione Servizi S.p.A.	-	9	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	-	5	-	-	-
Pagine Italia S.p.A.	-	2	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	29	-	-	-
Il Teatro Manzoni S.p.A.	-	1	124	-	-
A.C. Milan S.p.A.	-	30	-	-	-

(amounts in EUR thousands)

PAYABLES AND FINANCIAL LIABILITIES	Payables and non current financial liabilities	Trade payables	Other payables and current liabilities	Intercompany financial payables	Other current financial liabilities
Fininvest Group Parent Company					
Fininvest S.p.A.	-	25	-	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	-	17	-	57,520	-
Gestevision Telecinco S.A.	-	2	-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	641	5	-	371
Publieurope Ltd.	-	-	-	1,699	-
Publitalia '80 S.p.A.	-	9	498	192,614	-
Promoservice Italia S.r.l.	-	-	1,403	3,415	-
Elettronica Industriale S.p.A.	-	-	9,930	-	-
Boing S.p.A.	-	20	1,973	7,768	-
Media Shopping S.p.A.	-	-	-	26,802	-
Medusa Film S.p.A.	-	24	-	42,447	-
Medusa Video S.p.A.	-	2	-	-	-
Mediaset Investment Belgium S.p.r.l.	-	-	-	-	851,719
Mediaset Investimenti S.p.A.	-	-	444	-	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	-	2,858	-
Consorzio Campus Multimedia in-formazione	-	23	-	-	-
Fininvest Group related companies					
European Communication Ltd. (in liq.)	-	38	-	-	-
Fininvest Gestione Servizi S.p.A.	-	15	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	2	-	-	-
Mondadori Retail S.p.A.	-	61	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	166	-	-	-

(amounts in EUR thousands)

REVENUES AND COSTS	Operating revenues	Operating costs	Financial charges	Financial proceeds	(Charges)/proceeds deriving from investments
Fininvest Group Parent Company					
Fininvest S.p.A.	886	758	-	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	21	60	1,652	-	-
Gestevision Telecinco S.A.	-	-	-		-
Mediaset Investment S.a.r.l.	8	-	46,623	-	-
Mediaset Ireland Ltd. (in liquidazione)	-		-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	25,054	2,924	12,180	120,728	394,231
Publieurope Ltd.	-	-	22	-	-
Publitalia '80 S.p.A.	317	13	7,082	3	90,000
Promoservice Italia S.r.l.	-	30	839	-	-
Elettronica Industriale S.p.A.	142	1	-	22,412	-
Boing S.p.A.	2	20	174	-	-
Media Shopping S.p.A.		2	1,217	-	-
Medusa Film S.p.A.	(3)	-	193	65	-
Medusa Cinema S.p.A.	4	-	-	-	-
Medusa Video S.p.A.	170	-	-	-	-
Medusa Multicinema S.p.A.	2	-	-	-	-
Mediaset Investment Belgium S.p.r.l.	-	-	1,719	-	-
Mediaset Investimenti S.p.A.	18	-	-	63,350	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	64	66	-
Consorzio Campus Multimedia in-formazione	1	96	-	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	3	-	-	-	-
European Communication Ltd. (in liq.)	-	-	-	7	-
Fininvest Gestione Servizi S.p.A.	15	36	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	8	-	-	-	-
Pagine Italia S.p.A.	3	-	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	38	-	-	-
Mondadori Retail S.p.A.	-	61	-	-	-
Alba Servizi Aerotrasporti S.p.A.	49	1,400	-	-	-
Il Teatro Manzoni S.p.A.	2	400	-	-	-
A.C. Milan S.p.A.	50	31	-	-	-

Based on the tables above, which show a summary of the values of existing relations, here below is a description of the most significant relations between Mediaset S.p.A. and the Group's companies:

- Granting of a licence for use of the Fininvest trademark by the Fininvest S.p.A. holding company for a total amount of EUR 465 thousand, entirely paid during the year;
- Outlay for lease of the buildings by the R.T.I. S.p.A. subsidiary for a total amount of EUR 1,945 thousand, of which EUR 1,708 thousand were paid during the year;
- Italian domestic and international charter air transport agreement with the Alba Servizi Aerotrasporti S.p.A. affiliated company for a total amount of EUR 1,376 thousand, of which EUR 1,211 thousand were paid during the year;
- administrative service management by the R.T.I. S.p.A. subsidiary equal to EUR 856 thousand, of which EUR 642 thousand were paid during the year;
- Income from television rights leasing contract with the R.T.I. S.p.A. subsidiary for a total annual amount of EUR 20,000 thousand, entirely cashed in during the year;
- sponsorship agreeements for the "Aperitivo in concerto" event with the "Il Teatro Manzoni S.p.A." associated company for a total annual amount of EUR 400 thousand, entirely paid during the year;
- Redemption of the passive loan with the Mediaset Investment Sarl subsidiary for a total notional worth of EUR 1,000,000 thousand, which generated interest due for EUR 46,623 thousand, which was paid during the year. Opening of a new loan with the Mediaset Investment Belgium S.p.r.l. susidiary for a total notional worth of EUR 850,000 thousand in December 2007 expiring in december 2008 subsequently transferred to the subsidiary which generated interest due for EUR 1,719 thousand.

In 2007 intercompany relations also included equity transactions which generated dividend inflows from the Publitalia '80 S.p.A. and R.T.I. S.p.A. subsidiaries of EUR 90,000 thousand and EUR 394,231 thousand, respectively, which were entirely cashed in by the Company during the year of reference.

In addition, Mediaset S.p.A. provided centralised financial management services to support intercompany current account operations which generated:Interest due to the companies listed here below:

- Publitalia '80 S.p.A. for EUR 7,082 thousand;
- Videotime S.p.A. for EUR 1,652 thousand;
- Media Shopping S.p.A. for EUR 1,217 thousand;
- Promoserivice Italia S.r.l. for EUR 839 thousand;
- Medusa Film S.p.A. for EUR 193 thousand;
- Boing S.p.A. for EUR 174 thousand;
- Fascino Produzione Gestione Teatro S.r.l. for EUR 64 thousand;
- Publieurope Ltd. for EUR 22 thousand;

and interest due from the companies listed here below:

- R.T.I. S.p.A. for EUR 74.526 thousand;
- Fascino Produzione Gestione Teatro S.r.l. for EUR 66 thousand;
- Medusa Film S.p.A. for EUR 65 thousand;
- Mediaset Investimenti S.p.A. for EUR 63.350 thousand;
- Elettronica Industriale S.p.A. for EUR 22.412 thousand;
- Publitalia '80 S.p.A. for EUR 3 thousand.

It should be noted that dividends were paid out to the Fininvest S.p.a. holding company for a total amount of EUR 182,718 thousand.

Lastly, pursuant to CONSOB communications n. 1574 of 20 February 1997 and n. 2064231 of 30 September 2003, in 2007 Mediaset S.p.A. bore costs for consultancy equal to EUR 1 thousand with Sin&ergetica Group and EUR 118 thousand with Livolsi Partners S.p.A. and as of 31 December 2007 payables amount to EUR 80 thousand.

Events occurring after December 31, 2007

No significant events occurred after the closing of the fiscal year of reference.

Expected developments

- At the end of the first two months of 2008, Mediaset networks in Italy confirmed their leadership with respect to the commercial target group (15-64) with an average share of 42.7% in the 24-hours nd 42.5% in prime time. Canale 5 strengthened its absolute primacy in the Prime Time with 23.3% of the share and Italia 1 confirmed its third place with 11.8%.
- In the first two months of 2008 gross advertising sales on the Mediaset networks confirmed the growing positive trend of the last months of 2007, showing a 5% increase over the previous year.
- Mediaset Premium continues to perform very well: at 5 March 2008 active customers grew to 2,420,000 from 2,067,000 as at 31 December 2007, showing an increase of 353,000 customers in just two months.

- In Spain, Telecinco further strengthened its primacy in the first two months of 2008 as the mostly watched television both in terms of full day average and in the prime time, consolidated its undisputed leadership with respect to the commercial target in all time bands.
- For the current year, the objective is the achievement of a growing consolidated EBIT compared to 2007. The amount of the growth will depend of the development of television advertising sales in Italy and in Spain, faced by higher financial charges and an improved tax rate following the reduction in the ordinary tax rates both in Italy and Spain.

OTHER INFORMATION

Security document

In compliance with Italian Law Decree n. 196/2003 – Privacy Code – Annexe B "Technical provisions in the matter of minimum levels of security (articles A33-36 of the code"), paragraph 26, "the Owner declares in the report enclosed with the financial statements that, where applicable, the relevant security document (Documento programmatico sulla sicurezza, DPS) was drawn up or updated".

Privacy: protection and guarantee measures

The Owner responsible for the maintenance and treatment of personal data hereby confirms and declares that, in compliance with Art. 26 of the Technical provisions in the matter of minimum levels of security set out in Italian Law Decree n. 196 of 30 June 2003 and defined as Code in the matter of protection of personal data, the relevant security document (*Documento programmatico sulla sicurezza*, DPS) was appropriately updated. This is a periodic updating, since the document was drawn up in the past in compliance with the law in force (the previous update is dated 8 March 2007). Said document defines the policies, security standards and procedures adopted by the Company in relation to the treatment of personal data, based on the analysis of the risks related to the same data and the assignment of tasks and responsibilities among the functions using personal data as part of their duties.

Vigilance and control

Your Company implemented Italian Law Decree 231/2001 regarding corporate criminal liability by appointing, in 2003, an in-house "Vigilance and Surveillance Committee". Said Committee, fully autonomously and with the support of corporate functions and, when needed, external consultants, is responsible for monitoring compliance with the Group's applied "organisation model", updating it and reporting any violations and defaults to the Company's Board of Directors.

Management and coordination

Mediaset S.p.A. manages and coordinates the activities of the companies listed below:

- Elettronica Industriale S.p.A.;
- Media Shopping S.p.A.;
- Mediaset Investimenti S.p.A.;
- Medusa Film S.p.A.;
- Medusa Multicinema S.p.A.;
- Medusa Cinema S.p.A.;
- Medusa Video S.p.A.;
- Promoservice Italia S.r.l;
- Publitalia '80 S.p.A.;
- R.T.I. S.p.A.;
- Video Time S.p.A.
- X Content S.r.l. in liquidation.

Such activities mainly refer to financial services, such as centralised cash management.

DIRECTORS' REPORT TO THE SHAREHOLDERS' GENERAL MEETING

Ordinary Shareholders' General Meeting

A) *Financial Statements as at December 31, 2007Approval of the Company's Financial Statements as at December 31, 2007; Directors' Report on Operations.*

Dear Shareholders,

we are confident that you approve of the format and criteria adopted for the drawing up of the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes occurred in the Shareholders' net equity and the Notes to these Financial Statements as at 31 December 2007, which we submit for your approval together with our Report on Operations.

2. ***Presentation of Independent Auditors' Report and Statutory Auditors' Report;***

3. ***Approval of the allocation of operating profit; relevant resolutions***

Dear Shareholders,we invite you to also resolve upon the allocation of the profit for the year, amounting to EUR 481,609,275.95, including a fund provision of EUR 113,963.72 on unrealised income on exchange rates as regulated by Art. 2426, section 8 bis of the Italian Civil Code. We herewith propose to pay out a EUR 0.43 dividend per share using the residual profit available of EUR 481,495,312.23 and a portion of the extraordinary reserve.

For your information, we also point out that based on the number of outstanding shares as at March 11, 2008 (n. 1,181,227,564 shares minus 44,825,500 Treasury shares) the payout of the aforementioned dividend would comprehensively amount to EUR 488,652,887.52 which would imply the use of the entire operating profit and of a portion of the extraordinary reserve.

B) *Presentation of the Group's Consolidated Financial Statements as at 31 December 2007; Report of the Board of Directors and Report of the Independent Auditors*

C) *Appointment of the Board of Auditors and its Chairman, resolution upon their remuneration*

4. Appointment of the Board of Auditors

Dear Shareholders,

We herewith remind you that on the occasion of the meeting called for the approval of the financial statements as at 31 December 2007, the mandate assigned to the Board of Auditors based on the Board resolution dated 27 April 2005 will expire.

Hence, we invite you to resolve upon the appointment of the new Board Auditors.

5.- Definition of the yearly remuneration of the Board of Auditors

Dear Shareholders

we also invite you to establish the yearly remuneration of the Board of Auditors.

D) *Appointment of Independent Auditors for the audit of financial statements and consolidated financial statements and for the accounting audit of the half-year report for the 2008-2016 period;*

6. Appointment of the Auditors for the audit of financial statments and consolidated financial statements and for the accounting audit of the half-year report for the 2008-2016 period

Dear Shareholders,

your Company is required to entrust external auditors with the mandate to audit the financial statements and the consolidated financial statements, pursuant to articles 156 and 159 of Law Decree n. 58 dated 24 February 1998.

We remind you that the mandate entrusted upon accounting firm Deloitte & Touche S.p.A. to audit Mediaset S.p.A.'s financial statements, the Group's consolidated financial statements and the half-year report will shortly expire.

In this respect we submit the "MOTIVATED PROPOSAL BY THE BOARD OF AUDITORS TO THE SHAREHOLDERS' MEETING ON THE MANDATE TO AUDIT MEDIASET S.p.A.'S FINANCIAL STATEMENTS, THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AND THE CONSOLIDATED HALF-YEAR REPORT FOR THE 2008 -2016 PERIOD".

Dear Shareholders,

the new text of article 159 (T.U.F.) of the regulation in the matter of issuers' accounting audit prescribes that the assignment to external auditors to audit Mediaset S.p.A.'s financial statements and the Group's consolidated financial statements must be conferred by the Shareholders' Meeting based on a "motivated proposal" submitted by the Board of Auditors.

Law 262/2005, amended by Law Decree 303/2006, states that the duration of the appointment of the financial audit firm cannot exceed nine years, introducing the prohibition to renew such assignment for a longer period or to reconfirm it, if a period of at least three years has not elapsed from the end date of the previous assignment.

On the date of approval of the financial statements as at 31 December 2007, the mandate conferred upon Deloitte & Touche will end and cannot be renewed, pursuant to the above-mentioned regulation.

Hence the Board of Auditors is required to submit to the Shareholders' Meeting a motivated proposal on the assignment of the mandate to another auditing firm.

In this respect the Board of Auditors discussed with the management team of the Company and the Internal Control Committee and assessed the offers submitted in the meantime by auditing firms PriceWaterHouseCoopers and Ernst & Young, both listed in the "Special Register" provided for in article 161 T.U.F.

The Board of Auditors therefore drew up a synopsis after having specifically assessed and compared all the essential elements featured in the above-mentioned offers, focusing in particular on:

- the purpose of the mandate and the objective of the auditing activity;
- the professional qualification of the applicants;
- the operational methods illustrated and their consistency with the applicable law as well as with the recommendations issued by the Board of Auditors;
- the requirements pertaining to independence and the procedures in place to prevent any conflicts of interest of both the auditing consultants and the auditing firm;
- the team structure, the planned working schedule and the definition of the qualitative mix (partner+executive) against the total planned hours;
- the fees and the ancillary expenses.

As to the above-mentioned elements assessed, in view of the objectives in terms of satisfying

the requirements concerning independence and absence of any conflict of interest;

- the organisational suitability, technical competence and the adequate quality required by the scope and the complexity of the assignment to be undertaken;
- the fairness of the fees to be charged in relation to the performance of the above-mentioned assignment,

considering the quality mix and the quotations submitted by the two Companies, both for the Holding Company and for its associated and related companies,

the Board of Auditors suggests

to entrust the task of auditing the Mediaset S.p.A. Accounts for the 2008-2016 to Reconta Ernst & Young Spa, reference person Alberto Coglia, in compliance with the offer received on December 13, 2007 and with the Company's By-Laws, for the following yearly fees:

- EUR 83,600 for Mediaset S.p.A. financial statements
- EUR 93,100 for the Group's consolidated financial statements
- EUR 94,050 for Mediaset S.p.A. and Group consolidated interim report

E) Mandate to the Board in relation to the purchase and sale of Treasury shares

7. Mandate to the Board in relation to the purchase and sale of Treasury shares, also for the purpose of the "Stock Option" plans; relevant resolutions

Dear Shareholders,

we herewith remind you that with the approval of these financial statements closed at 31 December 2007, the Board's power to acquire Treasury shares lapses.

We would recommend to renew the aforementioned power in order to pursue, in the Company's interest, the objectives provided for in the applicable law provisions, including:

a) the availability of shares to be assigned to the employees of this Company, its subsidiaries and holding company, eligible for the 2003/2005 and 2006/2008 Stock Option Plans;

b) the carrying out of trading, hedging and arbitrage operations;

c) the carrying out of cash investment operations.

The Board of Directors doesn't intend to submit to the Shareholders' General Meeting any proposal for the cancellation of the Treasury shares until their corresponding value is 10%.

Repurchase operations will comply with the provisions set out in Art. 2357 and subsequent changes and integration of the Italian Civil Code, Art. 132 of Italian Law Decree n.58/98, Art. 144-bis of Consob Regulation regarding the implementation of the afore-mentioned Italian Law Decree n.58 of 24 February 1998, in the matter of application of the Broadcasters' Regulations, as well as an other applicable law provisions, including those contained in 2003/6 Directive and the relevant national and EU norms.

Given the specific relevance of the operations on the Company's Treasury shares, the Board of Directors believes it necessary to inform the Shareholders that it does not intend to submit to the Shareholders' General Meeting any proposal for the cancellation of the Treasury shares until their corresponding value is 10%.

Repurchase operations will comply with the provisions set out in Art. 2357 and subsequent changes and integration of the Italian Civil Code, Art. 132 of Italian Law Decree n.58/98, Art. 144-bis of Consob Regulation regarding the implementation of the afore-mentioned Italian Law Decree n.58 of 24 February 1998, in the matter of application of the Broadcasters' Regulations, as well as an other applicable law provisions, including those contained in 2003/6 Directive and the relevant national and EU norms.To date the Company's share capital is EUR 614,238,333.28, divided into n. 1,181,227,564 ordinary shares, and as at 11 March 2007 Your Company owns n. 44,825,500 Treasury shares, equal to 3.79% of the share capital. The companies directly controlled by Mediaset do not own any share of the holding company.

As a result, we submit for Your approval the proposal to grant the Company's Board of Directors the power to purchase, also by means of options and financial instruments, including derivatives on the stocks owned by Mediaset, ordinary Treasury shares having a nominal value of EUR 0.52 each (equal to 10% of the current share capital) up to a maximum of n. 118,122,756 shares, in compliance with the law, in one or more operations, until the approval of the financial statements as at 31 December 2008 and, in any case, for a period of time not longer than 18 months from the date of the resolution in this matter made by the Shareholders' General Meeting. The above specified amount is allocated for in the available fund provisions entered in the last approved financial statements.Purchase operations will be carried out as follows:i) purchases regarding the implementation of the 2003/2005 and 2006/2008 Stock Option Plans shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Broadcasters' Regulations at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company;

ii) any other purchase shall be carried out in the Stock Exchange according to the operating criteria set out in Art. 144-bis, letters b) and c) of the Broadcasters' Regulations at a price not higher than 20% and not lower than 20% of the stock reference price achieved in the Stock Exchange session of the day preceding each single operation. These criteria are regarded as suitable for the identification of the range of values within which a purchase is considered interesting for the Company.

In compliance with and pursuant to Art. 2357-ter of the Italian Civil Code, we also herewith invite you to confirm the Board of Directors' powers so that, fully complying with the law provisions and regulations from time to time applicable as well as the Italian Stock Exchange regulations and any community directive in this matter, it may:

a) assign Treasury shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, to the employees of said Company, its subsidiaries and holding company as a result of the exercise by employees of the options relative to the purchase of said shares, for which the same employees were eligible. The price, the terms and conditions for the performance of this operation are included in the regulations attached to each of the 2003/2005 and 2006/2008 Stock Option Plans. The power envisioned in this point is limited in time in accordance with the terms established in the relevant stock option plans;

b) assign the shares purchased following the relevant Shareholders' resolution or, in any case, already held in the Company's portfolio, according to the following alternative methods:

i) by means of cash operations. In this case, the sale is carried out in the stock market and/or in the free market at a price not lower than 90% of the stock reference price registered in the Stock Exchange trading session of the day preceding each single operation;

ii) by means of exchange, carter, conveyance or any other disposal operations in the context of industrial projects or extraordinary financial operations. In this case, the financial conditions for the operation of disposal, including the valuation of the shares subject to exchange, shall be determined by independent experts, given the nature and the characteristics of the operation and also in consideration of the Mediaset listed stock price trend.

The power regarding point b) above is granted for a period of not more than 18 months from the date of the relevant Shareholders' resolution.

Extraordinary Shareholders' General Meeting

F) Proposal to change the Company's By-Laws

8. Proposal to change the following articles of the Company's By-Laws: 10) General Meeting, 17), 23), 24) Board of Directors, 27) Board of Auditors and formal adjustments also of articles 8) and 19).

Dear Shareholders,

as you may recall, the Board of Directors of 28 June 2007, availing itself of the faculty provided for in Art. 23 of the Company's By-Laws, has modified the Company's By-Laws in order adjust it to the provisions set out by Italian Law 262/2005 – envisaging actions aimed at protecting public savings and regulating financial markets – and Italian Law Decree 2006/303 – regarding the provisions of Italian Law n. 58/1998 (Financial Act) and Italian Law Decree n. 385/2005 – which had brought about significant changes in the Financial Act in relation to the broadcasters' regulation.

For the purpose of adjusting the Company's By-Laws and aligning it also to the Transparency Directive (Italian Law Decree No. 195 of 6 November 2007), which refers to the standardisation of some disclosure obligations of financial information at periodic intervals of broadcasters, we propose to also accordingly change the other articles of the Company's By-Laws concerning the General Meeting and the regulations regarding the Board of Directors and the Board of Statutory Auditors.

Taking the foregoing into account, we submit to your approval the changes in the Company's By-Laws, which are summarised in attachment "A", including the current text of the Company's By-Laws and the changes proposed for comparison purposes as well as the corresponding reasons.

We also specify that with reference to the change in Art. 10 regarding the terms for the General Meeting's convocation, following to the introduction of the Transparency Directive, as well as the standardisation of the procedure of submission and voting of the lists for the Board of Directors against that provided for the Board of Statutory Auditors, the definition of the persons, who may submit and vote the lists for the appointment of the Board of Directors was changed. A threshold barrier was introduced for the lists which do not obtain a percentage of votes at least equal to half the amount requested in the Company's By-Laws for the submission of the lists. Lastly, it was also specified that the procedure for the voting of the list is only applicable in case of renewal of the Board of Directors.

It should also be noted that the procedure for the substitution of an auditor was integrated and detailed.

As a result of the changes proposed, we submit to your approval the adoption of an entirely new text for the Company's By-Laws.

On behalf of the Board of Directors
the Chairman

ATTACHED "A"

MEDIASET S.P.A. – BY-LAWS

CURRENT TEXT	PROPOSED TEXT	REASONS
SHARE CAPITAL Article 8) Cash contributions, made by the Shareholders of the Company as equity finance, may be carried out in accordance with the enforced regulations and in compliance with the provisions set out in Art. 2497-quinquies and 2467 of the Italian Civil Code: a) in the form of contribution in capital account without right to repayment; b) in the form of interest-bearing or non interest-bearing loan with right to repayment.	**SHARE CAPITAL** Article 8) Cash contributions made by the Shareholders of the Company as equity finance may be carried out in accordance with the enforced regulations and in accordance with the relevant law provisions: a) in the form of contribution in capital account without right to repayment; b) in the form of interest-bearing or non interest-bearing loan with right to repayment.	Text substantially unchanged with respect to the previous version.
GENERAL MEETING **Article 10)** 1. The Ordinary General Meeting for the approval of the annual report shall be convened, at least once in a year, within one hundred and twenty days from the closing of the fiscal year, or within one hundred and eighty days in the event that the company is subject to the drafting of the Group's consolidated annual report or in the event that special needs relating to the structure and the purpose of the company require it. 2. The reasons for such deferment are specified in the Directors' report on operations.	**GENERAL MEETING** **Article 10)** The Ordinary General Meeting for the approval of the annual report shall be convened, at least once in a year, within one hundred and twenty days from the closing of the fiscal year.	These changes follow the implementation of the Decree regulating the application of Transparency Directive (Italian Law Decree No. 195 of 6 November 2007) with cancellation of part of paragraph 1 and all of paragraph 2.
BOARD OF DIRECTORS **Article 17)** 1. The company is administered by a Board of Directors consisting of five to twenty-one directors, who may be re-elected. 2. Before designating the Directors, the Meeting decides on the number of directors who shall be appointed to the Board and the duration of their office within the limits established by law. 3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of whom shall be assigned a progressive number. Each candidate may only be presented in just one list, otherwise resulting in ineligibility. Each shareholder may not present or help to present, even through an	**BOARD OF DIRECTORS** **Article 17)** 1. Unchanged. 2. Unchanged. 3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of whom shall be assigned a progressive number. Each candidate may only be presented in just one list, otherwise resulting in ineligibility. Each shareholder may not present or help to present, nor vote more	The chapter on the Board of Directors includes, among others, changes aiming at standardising the procedure for the presentation and voting of the lists with those applied to the Board of Auditors.

intermediary person or trust company, more than one list. Shareholders who are subject to joint control pursuant to Article 2359 of the Italian Civil Code may present or participate in presenting a single list. Shareholders participating in a voting syndicate may present or participate in presenting one single list. . If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented. The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 2.5% (two point five per cent) of the share capital composed of shares giving right to vote in the ordinary General Meeting or any different amount as provisionally enforced by law and that will be from time to time communicated in the notice of convocation of the General Meeting convened to resolve upon the appointment of the members of the Board of Directors.	than one list, even through an intermediary person or trust company. Shareholders belonging to the same group – consisting of the parent company, subsidiary companies and joint ventures – and shareholders bound to a shareholders' agreement in compliance with Article 122 of Italian Law Decree 58/1998, concerning company shares, may not present or participate in presenting, nor vote more than one list, even through an intermediary person or trust company. The right to present the lists is enjoyed by shareholders who, alone or together with other shareholders, represent at least 2.5% (two point five per cent) of the share capital composed of shares giving right to vote in the ordinary General Meeting or any different amount as pro tempore enforced by law and that will be from time to time communicated in the notice calling the General Meeting to convene to resolve upon the appointment of the members of the Board of Directors. For the purpose of distribution of the directors to appoint, the lists that have not reached at least half the percentage of votes required by the By-Laws or by the regulations enforced pro tempore concerning the presentation of the lists, shall not be taken into account. .	Introduction of a minimum threshold for the lists which do not reach a percentage of votes at least equal to half the amount required in the By-Laws, faculty established in the Financial Act.
Each list shall include at least two candidates who meet the independence requirements provided for in the enforced regulations, with individual specification. The lists, accompanied by the professional curricula of the candidates and including an exhaustive documentation regarding the candidates' personal and professional profiles as well as the relevant declaration regarding their eligibility as independent directors in compliance with the pro tempore enforced regulations and signed by the shareholders who have presented them, shall be filed at the company's registered offices at least 15 (fifteen) days before the date scheduled for the Meeting in first call. Upon submission of each single list, the following should also be included (i) details regarding the identity of the shareholders who have presented a list and the percentage of shareholding comprehensively held and ii) a statement of no agreements or links of any form with other shareholders. Within the same deadline, the statements of acceptance of candidature shall also be submitted underwritten by each single candidate , who under their own responsibility also declare that there is no cause for their ineligibility or incompatibility according to the law in force; that they possess the requirements established by law and by the regulations for members of the Board of Directors. Together with each single list, within the aforementioned terms, any additional information required by the pro tempore enforced regulations, as specified in the relevant notice of convocation, must also be submitted.	Each list shall include at least two candidates who meet the independence requirements provided for in the enforced regulations, with individual specification. The lists, accompanied by the professional curricula of the candidates and including an exhaustive documentation regarding the candidates' personal and professional profiles as well as the relevant declaration regarding their eligibility as independent directors in compliance with the pro tempore enforced regulations and signed by the shareholders who have presented them, shall be filed at the company's registered offices at least 15 (fifteen) days before the date scheduled for the Meeting in first call. Upon submission of each single list, the information regarding the identity of the shareholders, who have presented a list and the percentage of shareholding comprehensively held as well as a suitable statement issued by a certified intermediary pursuant to the law, confirming the ownership of said shareholding, shall also be provided. The shareholders other than those who hold controlling stakes or relative majority must also present an affidavit declaring no agreements or links with the aforementioned majority shareholders, pursuant to the law in force. Within the same deadline, the statements of acceptance of candidature must also be submitted underwritten by each single candidate , who under their own responsibility also declare that there is no cause for their ineligibility or incompatibility according to the law in force; that they possess the requirements established by law and by the regulations for members of the Board of Directors. Together with each single list, within the aforementioned terms, any additional information required by the pro tempore enforced regulations, as specified in the relevant notice of convocation, must also be submitted. The lists presented that do not comply with the aforementioned provisions shall not be taken into account nor voted.	
The shareholders lodging the lists shall deliver, at least two free days		

prior to the date of the Meeting, the documentation attesting their position as shareholders.		
4. Once voting is complete, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected. The quotients thus obtained are attributed to the candidates of each list, following the order in the list. The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking. The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients, without prejudice to the fact that the candidate elected in first place in the second list which obtained most votes will in any case be appointed director and that is in no form connected, neither indirectly, with the shareholders who have presented or voted the list which ranked first by number of votes collected. Therefore, if the afore-mentioned candidate has not obtained the quotient necessary to be elected, the candidate in the first list who obtained the lowest quotient will not be elected and the Board will be completed with the appointment of the candidate elected in first place in the second list which obtained most of the votes.	4. Unchanged	
5. In situations in which, pursuant to the procedure specified in the preceding paragraph 4, the Board is not completed as a result of the fact that the candidates meeting the independence requirements as established by the pro tempore enforced regulations are not sufficient in number, the following procedure shall apply. In the event in which the Board is composed of a number of members equal to seven or less, in lieu of the candidate who has obtained the lowest quotient in the first list (or the next to last, if the last was replaced by the minority director pursuant to the preceding paragraph 4), the non-elected independent candidate whose name appears first in the same list shall be appointed independent director. In the event in which the Board is composed of more than seven members and pursuant to the procedure specified in the preceding paragraph 4 only one independent director is appointed, in lieu of the non independent candidate who has obtained the lowest quotient in the first list (or the last but one, in case the last were replaced by the minority director pursuant to the preceding paragraph 4), the first non-elected independent candidate following suit in the same list shall be appointed second independent director. In the event in which the Board is composed of more than seven members and following to the procedure under the preceding paragraph 4 no independent director were appointed, independent directors shall be appointed (i) in lieu of the candidate who has *obtained* the lowest quotient in the first list (or the last but one, in case the last were replaced by the *minority director* pursuant to the preceding paragraph 4), the first non elected independent candidate following suit in the same list and (ii) in lieu of the non independent candidate who has obtained the lowest quotient in the first list (or the last but one, in case the last were replaced by the minority director pursuant to the preceding paragraph 4), the first non-elected	5. In situations in which, pursuant to the procedure specified in the preceding paragraph 4, the Board is not completed as a result of the fact that the candidates meeting the independence requirements as established by the pro tempore enforced regulations are not sufficient in number, the following procedure shall apply. In the event in which the Board is composed of a number of members equal to seven or less, in lieu of the non independent candidate who has obtained the lowest quotient in the first list (or the next to last, if the last was replaced by the minority director pursuant to the preceding paragraph 4), the non-elected independent candidate whose name appears first in the same list shall be appointed independent director. In the event in which the Board is composed of more than seven members and pursuant to the procedure specified in the preceding paragraph 4 only one independent director is appointed, in lieu of the non independent candidate who has obtained the lowest quotient in the first list (or the next to last, if the last was replaced by the minority director pursuant to the preceding paragraph 4), the first non-elected independent candidate following suit in the same list shall be appointed second independent director In the event in which the Board is composed of more than seven members and following the procedure under the preceding paragraph 4 resulted in no independent director appointed, independent directors shall be appointed (i) in lieu of the candidate who obtained the lowest quotient in the first list (or the next to last, if the last was replaced by the minority director pursuant to the preceding paragraph 4), the non *elected independent* candidate whose name appears first in the same list and (ii) in lieu of the non *independent elected* candidate who has obtained the lowest quotient in the first list (or the next to last, if the last was replaced by the minority director pursuant to the preceding paragraph 4), the non-elected independent candidate whose name	

independent candidate following suit in the same list; in the event that all the directors are drawn from one single list, also the second independent director shall be appointed from such list according to the afore-mentioned criteria.	appears first in the same list; in the event that all the directors are drawn from one single list, the second independent director shall also be appointed from such list according to the aforementioned criteria	
6. The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors.	6. Unchanged	
7. In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will be elected. In situation in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one who has obtained the highest number of votes. If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote in compliance with the pro tempore enforced regulations, so that the candidate who achieves the simple majority of votes will be elected.	7. In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will be elected. In situation in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one who has obtained the highest number of votes. If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote in compliance with the pro tempore enforced regulations, so that the candidate who achieves the simple majority of votes will be elected.	
8. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first candidates appearing in progressive order in the list shall be elected, up to completing the number established by the Meeting, subject to the fact that a number of independent directors shall be elected, which is at least equal to that established in the pro tempore enforced regulations. The candidate coming first in the list will be elected Chairman of the Board of Directors.	8. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first candidates appearing in progressive order in the list shall be elected, up to completing the number established by the Meeting, subject to the fact that a number of independent directors shall be elected, which is at least equal to that established in the pro tempore enforced regulations. The candidate coming first in the list will be elected Chairman of the Board of Directors.	
	9. The procedure regarding the list voting applies only in case of renewal of the entire Board of Directors.	Clarification that the procedure adopted for the voting of the list only applies to the renewal of the Board of Directors.
9. If there are no lists presented, the Board of Directors will be appointed by the Meeting with the legal majority, so that the presence of the necessary number of directors meeting the independence requirements established by the pro tempore enforced regulations is ensured.	10. If there are no lists presented and in the case in which the list voting mechanism results in the election of fewer candidates than the number established by the Meeting, the Board of Directors will be appointed by the Meeting with the legal majority, so that the presence of the necessary number of directors meeting the independence requirements established by the pro tempore enforced regulations is ensured.	
10. In case of termination of office, for any reason, of one or more directors, those remaining in office shall appoint replacements through co-option, thus ensuring the presence of the necessary number of directors meeting the independence requirements established by the pro tempore enforced law regulations.	11. In case of termination of office, for any reason, of one or more directors, those remaining in office shall appoint replacements through co-option, thus ensuring the presence of the necessary number of directors meeting the independence requirements established by the pro tempore enforced laws.	

11. Directors, nominated pursuant to Article 2386 of the Italian Civil Code, will be elected by the Meeting with a legal majority. The term of the Directors so elected will expire concurrently with those already in office at the time of their appointment.	12. Unchanged.	
Article 19) 1. The Board of Directors shall meet every time the Chairman deems it necessary or when written request is made by at least two of its members.	**Article 19)** 1. Unchanged	
2. The Chairman also has the right to call the meeting somewhere else other than the company's registered offices.	2. Unchanged	
3. The notice of convocation is made by the Chairman of the Board of Directors or by whoever acts on his behalf, or otherwise by the Board of Statutory Auditors or by an Acting Statutory Auditor, provided that communication is served to the Chairman of the Board of Directors by registered letter or by telegram, fax or email sent at least five days in advance or, in case of urgency, by telegram, fax or email sent at least one day prior to the scheduled date of the meeting, to each member of the Board and to each Acting Statutory Auditor to the addresses or numbers previously communicated by the recipients. Other methods than those listed above may be used for the notice of convocation.	3. Notice of convocation is made by the Chairman of the Board of Directors or by whoever acts on his behalf. The Board may also be convened by the Board of Statutory Auditors or by an Acting Statutory Auditor, provided that communication is served to the Chairman of the Board of Directors. The notice of convocation may be served by registered letter or by telegram, fax or email sent at least five days in advance or, in case of urgency, by telegram, fax or email sent at least 24 hours prior to the scheduled date of the meeting, to each member of the Board and to each Acting Statutory Auditor to the addresses or numbers previously communicated by the recipients. Other methods than those listed above may be used for the same notice of convocation.	Clearer text.
4. The meetings of the Board can be held by means of audio or videoconference provided that all the participants are identifiable and able to follow the discussion and speak in real time regarding the items on the agenda as well as able to receive, transmit or view documents. If such requisites are met, the Board meeting is considered held in the place in which the Chairman of the meeting is located and where also the Secretary to the meeting is.	4. Unchanged	
Article 23) 1. The Board of Directors has all the powers for the ordinary and extraordinary management of the company.	**Article 23)** 1. Unchanged	
2. The following actions are the sole concern of the Board of Directors and may not be delegated: - the stipulation of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies,	2. Unchanged	

controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00.= (thirteen million/00); - the stipulation of any contract or legal relationship which has a value exceeding EUR 130,000,000.00.= (one hundred and thirty million/00); - the issue of non-convertible bonds within the limits established by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.= (three hundred million/00), subject to the fact that any issue over and above such limit will be resolved upon by the extraordinary General Meeting		
3. Subject to the provisions set out in Article 15.2 of these By-Laws, it is the Board of Directors' responsibility to resolve upon merging in the cases established by Article 2505 of the Italian Civil Code, the setting up or abandonment of branches, the specification of directors having the power to represent the company, the reduction of the capital in the case of withdrawal of a shareholder and the adjustments of the By-Laws to mandatory law provisions.	3. Subject to the provisions set out in Article 15.2 of these By-Laws, it is the Board of Directors' responsibility to resolve upon merging and spin-off in the cases specified in Article 2505, 2505 bis and 2506 ter of the Italian Civil Code, the setting up or abandonment of branches, the specification of directors having the power to represent the company, the reduction of the capital in the case of withdrawal of a shareholder and the adjustments of the By-Laws in compliance with the norms in force.	Text adds reference to spin-offs, not included in the previous version.
Article 24) Subject to the provisions established in Article 2381 of the Italian Civil code, the Board: a) if the Board itself consists of at least seven members, the Board may appoint an Executive Committee, determine the number of its members and delegate its powers, in whole or in part, except for those acknowledged to the Board by law; if appointed, the Executive Committee includes by right – without this implying any increase in the number of its members – the Chairmen of the Board, the Deputy Chairmen and the Managing Directors, if any. In case of resignations, the Board may complete the number of the members of the Executive Committee with other directors up to the achievement of the established number. . With respect to the convocation and the discipline regulating the meetings of the Executive Committee, the provisions established for the Board of Directors apply. The term of the members of the Executive Committee expires concurrently with their office as directors; b) may set up other Committees, including non-Board members, determining the relevant obligations, powers, possible compensation and also determining their composition and operation. Such Committees, when they include non-Board members may only have advisory functions; c) may delegate to one or more of its members, also holding office as Managing Director, its powers, in whole or in part, subject to the provisions provided for in Article 23) of these By-Laws; d) may appoint a General Director and one or more Directors, determining the relevant powers, and resolve upon the appointment of Attorneys for the fulfilment of single deeds or categories of deeds; e) having heard the opinion of the Board of Auditors, may establish the fees to acknowledge to Directors vested with special powers.	**Article 24)** Subject to the provisions established in Article 2381 of the Italian Civil code, the Board: a) if the Board itself consists of at least seven members, the Board may appoint an Executive Committee, determine the number of its members and delegate its powers, except for those acknowledged to the Board by law; if appointed, the Executive Committee includes by right – without this implying any increase in the number of its members – the Chairman of the Board, the Deputy Chairmen and the Managing Directors, if any. In case of resignations or termination of office of any member of the Executive Committee for any reasons, the Board may complete the number of the members of the Executive Committee with other directors up to the achievement of the established number . With respect to the convocation and the discipline regulating the meetings of the Executive Committee, the provisions established for the Board of Directors apply. The term of the members of the Executive Committee expires concurrently with their office as directors; b) may set up other Committees, including non-Board members, determining the relevant obligations, powers, possible compensation and also determining their composition and operation. Such Committees, when they include non-Board members, may only have advisory powers; c) may delegate to one or more of its members, also holding office as Managing Director, its powers, in whole or in part, subject to the provisions provided for in Article 23) of these By-Laws; d) may appoint a General Director and one or more Directors, determining the relevant powers, and resolve upon the appointment of Attorneys for the fulfilment of single deeds or categories of deeds; e) having heard the opinion of the Board of Auditors, may establish the	Clearer text.

	fees to acknowledge to Directors vested with special powers.	
BOARD OF AUDITORS **Article 27)**	**BOARD OF AUDITORS** **Article 27)**	The charter of the Board of Auditors includes, among other things, some clarifications of this in light of the newly introduced regulations.
1. The ordinary General Meeting appoints the Board of Statutory Auditors, including three Acting Statutory Auditors and two Substitute Statutory Auditors, whose term lasts for three years and expires at the date of the General Meeting called for the approval of the annual report relating to the third fiscal period of their mandate. They can be re-elected. All the auditors shall be registered in the Registry of Chartered Accountants established with the Ministry of justice and shall have exercised their profession of legal auditing of accounts for a period no less than three years. The auditors shall also be in possession of all the requisites prescribed by law and current regulations and the Board of Directors shall ascertain their validity.	1.Unchanged	
2. The appointment of the auditors occurs on the basis of lists presented by shareholders according to the procedure described below. The lists shall contain at least one candidate to the post of Acting Statutory Auditor and one candidate to the post of Substitute Statutory Auditors and will include up to a maximum of three candidates to the post of Acting Statutory Auditor and two candidates to the post of Substitute Statutory Auditors. The candidates are numbered in progressive order. Each list includes two sections: one for candidates to the post of Acting Statutory Auditor and the other for candidates to the post of Substitute Statutory Auditor. Each candidate may only be presented in one single list, or otherwise ineligible.	2. Unchanged	
3. The right to present the lists is given to shareholders who, at the moment of submission, alone or together with other shareholders own the shareholding required by the By-Laws for the presentation of the lists with reference to the appointment of the Board of Directors. Each shareholder may not present or help to present, nor vote more than one list, even through an intermediary person or trust company. Shareholders belonging to the same group and shareholders who have entered into a shareholders' agreement in relation to the shares of the Company, may not present or help to present, nor vote more than one list, even through an intermediary person or trust company.	3. The right to present the lists is enjoyed by shareholders who, at the moment of submission, alone or together with other shareholders own the shareholding required by the By-Laws for the presentation of the lists with reference to the appointment of the members of the Board of Directors. Each shareholder may not present or help to present, nor vote more than one list, even through an intermediary person or trust company. Shareholders belonging to the same group – defined as the parent company, subsidiary companies and joint ventures - and shareholders who have entered into a shareholders' agreement pursuant to Article 122 of Italian Law Decree N.58/1998 concerning Company's shares, may not present or participate in presenting, nor vote more than one list, even through an intermediary person or trust company.	

4. The lists, accompanied by the professional curricula of the candidates and signed by the shareholders who have presented them, shall be filed with the company's registered offices at least 15 (fifteen) days before the date scheduled for the Meeting in first call to resolve upon the appointment of the Statutory Auditors. Upon submission of a each single list, the following should also be included (i) details regarding the identity of the shareholders who have presented a list and the percentage of shareholding comprehensively held and a suitable statement evidencing the title to such shareholding and (ii) a statement of no agreements or links of any form with other relevant shareholders pursuant to the law provisions and regulations, (iii) a resumé of each single candidate including exhaustive information on the candidate's personal and professional profile and (iv) any additional information that may be requested by the pro tempore enforced law, which shall be specified in the relevant notice of convocation. Within the same deadline, the statements of acceptance of candidature shall also be submitted underwritten by each single candidate , who under their own responsibility also declare that there is no cause for ineligibility or incompatibility according to the law in force, including the limitation on the number of offices held, as specified in the following paragraph, that they possess the requirements established by law , regulations and these By-Laws for the members of the Board of Auditors and the list of management and control tasks performed by them for other companies.	4. The lists, accompanied by the professional curricula of the candidates and signed by the shareholders who have presented them, shall be filed with the company's registered offices at least 15 (fifteen) days before the date scheduled for the Meeting in first call to resolve upon the appointment of the Statutory Auditors. Upon submission of a each single list, the following should also be included (i) details regarding the identity of the shareholders who have presented a list and the percentage of shareholding comprehensively held and a suitable statement evidencing the title to such shareholding and, (ii) a resumé of each single candidate including exhaustive information on the candidate's personal and professional profile and (iii) any additional information that may be requested by the pro tempore enforced law, which shall be specified in the relevant notice of convocation. Shareholders other than those holding, also jointly with others, a controlling stake or a relative majority must also submit a statement of no agreements or links of any form with the abovementioned majority shareholders, pursuant to the law in force. Within the same deadline, the statements of acceptance of candidature must also be submitted underwritten by each single candidate, who under his/her own responsibility also declares that there is no cause for ineligibility or incompatibility according to the law in force, including the limitation on the number of offices held, as specified in the following paragraph, that they possess the requirements established by law, regulations and these By-Laws for the members of the Board of Auditors and the list of management and control tasks performed by them for other companies.	
5. Those who occupy more administration and control posts that the limit established by the law and enforced regulations may not be elected auditors.	5. Those who occupy more administration and control posts that the limit established by the pro tempore law and enforced regulations may not be elected auditors.	
6. Lists presented lacking compliance with the preceding provisions will not be voted.	6. Lists presented lacking compliance with the preceding provisions will not be taken into consideration nor voted.	
7. Auditors are appointed according to the following procedure: a) two Acting Statutory Auditors and one Substitute Statutory Auditor are appointed from the list which obtained the largest number of votes in the meeting, based on the progressive order with which candidates are listed in the relevant sections; b) the remaining Acting Statutory Auditor and the other Substitute Statutory Auditor are appointed from the second list which has obtained the largest number of votes among the lists submitted and voted by the shareholders who have no link with the shareholders of reference pursuant to Article 148, paragraph 2 of the Finance Act, based on the progressive order with which candidates are listed in the relevant sections. If more than one list has obtained the same number of votes, a new	7. Auditors are appointed according to the following procedure: a) two Acting Statutory Auditors and one Substitute Statutory Auditor are appointed from the list which obtained the largest number of votes in the meeting, based on the progressive order with which candidates are listed in the relevant sections; b) the remaining Acting Statutory Auditor and the other Substitute Statutory Auditor are appointed from the second list which has obtained the largest number of votes among the lists submitted and voted by the shareholders who have no link with the shareholders of reference pursuant to Article 148, paragraph 2 of the Finance Act, based on the progressive order with which candidates are listed in the relevant sections. If more than one list has obtained the same number of votes, a new	

runoff will be held between the lists, in compliance with the pro tempore law provisions and the candidates in the list that obtains a simple majority of votes will be elected.	runoff vote will be held between the lists, in compliance with the pro tempore law provisions, and the candidates in the list that obtains a simple majority of votes will be elected.	
8. The candidate in first place in the section of candidates to the post of Acting Statutory Auditor elected in accordance with the preceding paragraph 7.b) is appointed Chairman of the Board of Auditors.	8. Unchanged	
9. If only one list is submitted, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first three candidates appearing in progressive order in the relevant section shall be appointed Acting Statutory Auditors and the two candidates appearing in progressive order in the relevant section shall be appointed Substitute Statutory Auditors. The person coming first in the list of candidates for Acting Statutory Auditors shall be appointed Chairman of the Board of Auditors. In case of death waiver, or forfeiture of an Acting Statutory Auditor, the Substitute Statutory Auditor coming first shall succeed. In case of replacement of the Chairman, the Board of Auditors shall select and appoint the new Chairman from among its members, who shall remain in office until the first following General Meeting, which shall make the decision to complete the Board of Auditors.	9. Unchanged	Integration of the procedure for the replacement of auditors.
10. In the event in which no lists are submitted, the Board of Auditors and its Chairman shall be appointed by the General Meeting through legal majority.	10. Unchanged	
11. If more than one list is presented, in the event of death, waiver, or forfeiture of an auditor, the first Substitute Statutory Auditor on the same list as the outgoing auditor shall succeed him.	11. If more than one list is presented, in the event of death, waiver, or forfeiture of an auditor, the first Substitute Statutory Auditor on the same list as the outgoing auditor shall succeed him. In this case, in order to proceed with the appointment of the auditors necessary to complete the Board, the following procedure is applied: in the event in which the auditors elected from the majority list must be replaced, appointment is made through voting with relative majority without list obligation. If, instead, the meeting needs to proceed with the appointment of Acting or Substitute Statutory Auditors for the purpose of integrating the Board of Auditors, in replacement of the Acting or Substitute Statutory Auditors elected in the minority list, the meeting shall make a resolution with relative majority, selecting from among the candidates listed in the same list of the outgoing auditor or, as a subordinate alternative, from among the candidates of any other minority lists. If there are no candidates from the minority list/lists, appointment is made through voting of one or more lists, including a number of candidates not higher than that of the posts to be filled, submitted prior to the meeting in compliance with the provisions envisaged in this article concerning the appointment of the Board of Auditors, subject to the condition that no lists may be submitted (and if submitted, will be deemed invalid) by the shareholders of reference or by the shareholders linked to them, as defined in the currently enforced law regulations. Candidates included in the list which obtains the highest number of votes shall be appointed.	

12. Should it not be possible to proceed with the replacement according to the afore-mentioned criteria, or if it is necessary to proceed in accordance with the law, a Meeting shall be called to complete the Board of Auditors in full compliance with the principle of necessary minority representation.		Removed due to the changes made in the preceding paragraph 11.
13. The Meeting determines the compensation due to auditors as well as the reimbursement of the costs borne for the accomplishment of tasks.	12. Unchanged	
14. Auditors' powers and obligations are those set by law.	13. Unchanged	

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

INTRODUCTION

In **March 2000** the Board of Directors of Mediaset S.p.A. decided to adopt the provisions of the Corporate Governance Code for listed companies. The company has continued since then to align its corporate governance system with Italian and international best practices, with the recommendations of the Corporate Governance Code of Borsa Italiana and with new legislation introduced by company law reform, keeping the shareholders and the market informed in this regard in the Annual Report on Corporate Governance.

There have been numerous radical changes in company law in recent years. Accordingly Borsa Italiana, drawing on international best practices, reviewed its code of conduct in March 2006 and introduced a series of innovative corporate governance principles. The changing legislative and regulatory framework is the result on one hand of sector operators' greater awareness of their responsibilities towards investors and, on the other, of the need to make governance rules more consistent with those in force in the international market on which Italian companies operate.

The Board Meeting of 1 March 2007, after examining the amended version of the Corporate Governance Code recommended by the Governance Committee, which is substantially based on the Code published by Borsa Italiana, and in consideration of the legislative framework and the organisation of Mediaset Group, approved the amended Mediaset S.p.A. Corporate Governance Code, endorsing the principles contained in the new Corporate Governance Code of Borsa Italiana issued in March 2006, which is attached to this document.

Following the approval by Consob of the amendments to the Issuer and Market Rules to reflect the Law on the protection of savings (Law no. 262/2005) and the relative Legislative decree on the coordination of the banking and financial intermediation laws (D. Lgs. no. 303/2006), the company amended the bylaws accordingly; being regulatory measures, they were adopted by the Board Meeting of 28 June 2007, pursuant to article 23, clause 3, of the current bylaws.

In order to complete the review of the bylaws and bring them into line with the Transparency Directive, which aims to harmonise certain periodical financial information disclosure obligations for issuers, the amendments to the bylaws are expected to be completed at the next general meeting called to approve the financial statements. The amendments proposed mainly refer to the term for calling ordinary general meetings and the harmonisation of the procedure to appoint the Board of Directors with respect to the procedure for the appointment of the Audit Board.

1. CORPORATE GOVERNANCE SYSTEM

Mediaset has adopted the traditional administration and control system.

The **General Shareholders' Meeting**, duly convened, is the corporate body which expresses the wishes of the shareholders through its resolutions. Traditionally it appoints the Chairman. Resolutions passed in compliance with the law and the bylaws are binding on all shareholders, independently of whether they agree or disagree with them.

The **Board of Directors** has the broadest possible powers of management in pursuit of the company object. Elected every three years by the General Meeting, it generally appoints a Vice-Chairman, a Managing Director and an Executive Committee and establishes their and the Chairman's powers.

The Executive Committee, Remuneration Committee, Internal Control Committee and Governance Committee are bodies established within the Board and made up of its members. While the Executive Committee is empowered to perform important management functions for the Company and Group, the other Committees primarily act in a consulting and proposing capacity.

The **Remuneration Committee** expresses opinions and makes non-binding proposals to the Board of Directors regarding the remuneration of directors who hold particular offices in Mediaset S.p.A.. Part of said remuneration may also be linked to the financial results reported by the company and/or the achievement of other specific objectives, to the general remuneration criteria for Mediaset Group managers, as well as to the criteria, categories of beneficiaries, quantities, terms, conditions and methods of application of stock option plans.

The **Internal Control Committee** assists the Board of Directors in performing the duties attributed to same by the Corporate Governance Code in respect of the internal control system.

The **Governance Committee** assesses the company's Corporate Governance Code and presents proposals where necessary, answering requests and performing the tasks assigned to it by the Board of Directors, particularly with regard to the review of the Corporate Governance Code itself, as well as providing the Board with support in assessing whether or not the Independent Directors continue to satisfy independence requirements.

Finally, the **Audit Board** supervises compliance with the law and the bylaws and exercises management control. The Audit Board is not responsible for controlling the accounting records, a function which is performed by an **Audit Firm** registered in the special register, which represents an external control body with respect to the company. The Independent Auditors check during the year that the company's accounts are properly kept and that management events are correctly reflected in the accounting records. The Independent Auditors also verify that the corporate and consolidated financial statements correspond

with the outcomes of the accounting records and the verifications performed, and that the accounting documents themselves are in compliance with the applicable regulations.

The functions and method of operation of the corporate bodies are regulated by the law, by the company bylaws and by the resolutions of the competent bodies.
The company bylaws are available for consultation in Italian, with English translations, at the registered office of the company or on the corporate website www.mediaset.it (/investor/governance/statuto_en.shtml).

2. OWNERSHIP INFORMATION (*ex* art. 123 *bis* TUF)

a) Share capital structure

The share capital of Mediaset S.p.A. amounts to Euro 614,238,333.28, fully paid in and subscribed.

	No. shares	% with respect to share capital	Listed	Rights and obligations
Ordinary shares	1,181,227,564 (par value 0.52 each)	100%	Borsa Italiana – Blue Chip segment	Pursuant to the law and bylaws

No other financial instruments have been issued which grant the right to subscribe new share issues.

No share-based incentive schemes are planned which involve capital increases, either by payment or free of charge.

b) Restrictions on the transfer of securities

Pursuant to the bylaws, the company's shares are registered by name, indivisible and freely transferable. All representation, authentication and shareholder information provisions relevant to securities traded in regulated markets apply.

c) Significant shareholdings

On 11 March 2008, according to the communications received pursuant to article 120, T.U.F., the main shareholders of Mediaset S.p.A.* are the following:

Direct shareholder	% ownership of ordinary share capital and voting capital
Fininvest S.p.A.	36,384
Capital Research and Management Company	7,115
Mackenzie Cundill Investment Management Ltd	3,441
Abu Dhabi Investment Authority	2,042
Templeton Investment Councel LLC	2,025
Tweedy Browne Company LLC	2,003

*The Consob website also lists the following significant shareholders and the relative percentage ownership of the ordinary share capital and voting capital:

Silchester International Investors Ltd	2,017%
Templeton Global Advisors Ltd	2,071%

On the same date, Mediaset S.p.A. owned no. 44,825,500 own shares, or 3.795% of the share capital, to which the regulations of article 2357 ter of the Italian civil code apply.

d) Securities which grant special rights

No securities have been issued which grant special rights of control.

e) Employee shareholdings: mechanism for exercising voting rights

There is no established mechanism for exercising voting rights.

f) Restrictions on voting rights

As a financial intermediary entered in the special section of the general register pursuant to article 113, D. Lgs. no. 385/1993, as amended (Banking Consolidation Act - T.U.B.), in accordance with the combined provisions of article 108 T.U.B. and article 1, D.M. (Treasury Ministry) no. 517/1998, whoever owns more than 5% of the share capital represented by shares with voting rights may not exercise said voting rights conferred by the excess shares, unless said person meets the integrity criteria provided. The same criteria must be met by whoever, independently of the size of the holding, controls the company pursuant to article 23, T.U.B.. In this case the suspension of voting rights is applied to the entire holding.

g) Agreements between shareholders

The company is not aware of any shareholders' agreements pursuant to article 122, T.U.F..

h) Appointment and replacement of directors and amendments to the bylaws

The company has adopted a traditional system of governance.
The Board of Directors is appointed by the General Meeting on the basis of lists. The provisions of articles 17 and subsequent of the bylaws are applicable to the appointment and replacement of directors.

Pursuant to article 15, clause 2, and article 15, clause 3 of the company bylaws, without prejudice to the power of the Extraordinary general meeting to decide on the matter, the Board of Directors has the power to make decisions relating to mergers in those cases described in Civil Code Article 2505, to set up or close down secondary centres, to authorize any director to represent the company, to reduce the share capital in the event of a member's withdrawal, or to amend the company bylaws in order to bring it into line with legal or regulatory provisions.
The company bylaws are published on the corporate website www.mediaset.it, (/investor/governance/statuto_en.shtml).

i) Mandates to increase the share capital and authority to buy own shares

No mandates have been granted to increase share capital pursuant to article 2443 of the civil code or to issue participatory financial instruments.

The Shareholders' Meeting of 19 April 2007 resolved to grant the Board of Directors the power to purchase, even through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements as of 31 December 2007, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last duly approved financial statements.
The purchase operations will be performed as follows:
i) the purchases for the implementation of the Stock Option Plans for 2003/2005 and for 2006/2008 shall be made on the stock exchange on which the shares are listed, in the manner indicated in article 144-bis, letters b) and c) of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company;
ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Issuer Rules, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.
The purchase operations will be performed pursuant to article 2357 and subsequent of the Italian Civil Code, to article 132 of legislative decree 58/98, to article 144-bis of the Consob regulation enacting legislative decree no. 58, February 24, 1998 on the subject of issue regulation ("Issuer Regulations") and to all other applicable rules and regulations, including those pursuant to directive 2003/6 and the relative EU and national implementation rules

At the close of the financial year on 31 December 2007, the company held no. 44,825,500 own shares.

l) Change of control clause

There are no significant agreements in force pursuant to Article 123 bis, T.U.F., clause 1, letter l.

m) Directors' indemnity in the event of resignation, termination or cessation of employment following a takeover bid

There are no agreements in force pursuant to Article 123 bis, T.U.F., clause 1, letter m).

3. COMPLIANCE

The Board Meeting of 1 March 2007, after discussing the proposed amendments to the Corporate Governance Code of the company prepared by the Governance Committee, which substantially align it with the Code published by Borsa Italiana, and in consideration of the reference legal framework and

organisational structure of Mediaset Group, approved the amended Corporate Governance Code of Mediaset S.p.A., endorsing the principles contained in the new Corporate Governance Code of Borsa Italiana issued in March 2006.

Subsidiary company Gestevision Telecinco S.A., which is listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and on the Spanish online market, and its subsidiaries are subject to Spanish law and Spanish corporate governance regulations.

4. MANAGEMENT AND COORDINATION ACTIVITIES

Pursuant to article 2497 bis and subsequent of the Italian civil code, Mediaset S.p.A. carries on management and coordination activities with regard to the following subsidiary companies in the Group: R.T.I. S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l., Elettronica Industriale S.p.A., Video Time S.p.A., Media Shopping S.p.A., Mediaset Investimenti S.p.A., Medusa Film S.p.A., Medusa Cinema S.p.A., Medusa Multicinema S.p.A., Medusa Video S.p.A. and X Content S.r.l. in liquidation.

Fininvest S.p.A., while holding a stake of 36.384% in the share capital of Mediaset as of 11 March 2008, does not perform management and coordination activities pursuant to article 2497 bis and subsequent of the civil code.

5. BOARD OF DIRECTORS
5.1. MEMBERS

As stated in the bylaws: "... *The company shall be run by a Board of Directors composed of no fewer than five nor more than twenty-one Directors, who may be re-elected. The members of the Board of Directors shall be appointed by the General Meeting on the basis of lists presented by shareholders, each list naming and serially numbering its (twenty-one or fewer) candidates. Lists may only be presented by members or groups of members representing at least 2.5% of the share capital formed of shares with voting rights at the ordinary General Meeting, or the other percentage established by the law as it stands at the time and which will be stated from time to time in the notice convening the General Meeting to appoint the Board of Directors. Each list must include and clearly identify at least two candidates who may be classified as independent pursuant to the law as it stands at the time.*
Lists, accompanied by the candidates' professional CVs containing comprehensive information on their personal and professional characteristics and certifying that they may properly be classified as independent according to the law as it stands at the time, signed by the presenting members, must be lodged at the Company's registered office at least 15 (fifteen) days before the date set for the General Meeting at first call, together with (i) details regarding the identity of the members who presented the list and the total percentage stake they hold and (ii) a declaration that the presenters have no pacts or links of any kind whatsoever with other members. Declarations from the individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause why they cannot be elected nor any legal impediment to their serving as Directors..."

The Board of Directors, made up of 14 directors appointed on 20 April 2006 and in office until the date of the general meeting to approve the financial statements at 31 December 2008, comprises six executive directors and eight non-executive directors of whom four independent.

Directors accept directorships when they deem that they can devote the necessary time to the diligent performance of their duties, also in consideration of the number of offices held as director or auditor in other companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size.

In accordance with the provisions of the Corporate Governance Code of the company and based on the information provided by those involved, the table below discloses the offices held as of 11 March 2008 by the actual members of the Board of Directors in the aforementioned companies, excluding those held in Mediaset S.p.A. subsidiary or investee companies, as well as further information regarding same.

<u>Board of Directors</u>

Table 1

Name	Office	In office since	List	Exec.	Non-exec.	Ind.	Ind. TUF	% Board	Other offices
Fedele Confalonieri	Chairman	20/04/2006	M	/				100%	
Pier Silvio Berlusconi	Director Vice Chairman	20/04/2006 21/04/2006	M	/				70%	2
Giuliano Adreani	Director Managing Director	20/04/2006 21/04/2006	M	/				100%	
Marina Berlusconi	Director	20/04/2006	M		/			40%	3
Pasquale Cannatelli	Director	20/04/2006	M		/			90%	3
Paolo Andrea Colombo	Director	20/04/2006	M		/	/	/	100%	7
Mauro	Director	20/04/2006	M	/				100%	

Crippa									
Bruno Ermolli	Director	20/04/2006	M		/			70%	3
Luigi Fausti	Director	20/04/2006	M		/	/	/	80%	2
Marco Giordani	Director	20/04/2006	M	/				100%	
Alfredo Messina	Director	20/04/2006	M		/			90%	4
Gina Nieri	Director	20/04/2006	M	/				100%	
Carlo Secchi	Director	20/04/2006	M		/	/	/	90%	6
Attilio Ventura	Director	20/04/2006	M		/	/	/	100%	

Key

List: indicate M/m according to whether the director was elected from the majority or a minority list.

Exec.: tick if director can be qualified as an executive director.

Non-exec.: tick if director can be qualified as a non-executive director.

Ind.: tick if director can be qualified as an independent director according to the criteria established by the Corporate Governance Code.

Ind. TUF: tick if the director has the independence requirements established by article 148, clause 3, TUF.

% Board: indicate the director's percentage attendance of Board Meetings (the percentage of meetings attended out of the total number of Board meetings held during the financial year or after appointment).

Other offices: total number of offices held in companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size, with the exception of offices held in the subsidiary or investee companies of Mediaset S.p.A.

In accordance with the provisions of the company's Corporate Governance Code and based on information provided by those involved, the table below discloses supplementary information regarding Committee members.

Committees
Table 2

Name	Office	Executive committee	%	Governance committee	%	Remuneration committee	%	Internal control committee	%
Fedele Confalonieri	Chairman	Chairman	100%						
Pier Silvio Berlusconi	Vice Chairman	Member	87.5%						
Giuliano Adreani	Managing Director	Member	100%						
Nieri Gina	Director	Member	100%						
Luigi Fausti	Director			Member	50%			Chairman	80%
Alfredo Messina	Director							Member	70%
Carlo Secchi	Director							Member	100%
Bruno Ermolli	Director					Chairman	100%		
Paolo Andrea Colombo	Director			Member	75%	Member	100%		
Attilio Ventura	Director			Chairman	100%	Member	100%		

KEY
EC: indicate P/M if chairman/member of the Executive Committee.

% EC: indicate the director's percentage attendance of meetings of the Executive Committee (the percentage of meetings attended out of the total number of executive committee meetings held during the financial year or after appointment).

GC: indicate P/M if chairman/member of the Governance Committee.

% GC: indicate the director's percentage attendance of meetings of the Governance Committee (the percentage of meetings attended out of the total number of Governance Committee meetings held during the financial year or after appointment).

RC: indicate P/M if chairman/member of the Remuneration Committee.

% RC: indicate the director's percentage attendance of meetings of the Remuneration Committee (the percentage of meetings attended out of the total number of Remuneration Committee meetings held during the financial year or after appointment).

ICC: indicate P/M if chairman/member of the Internal Control Committee.

% ICC: indicate the director's percentage attendance of meetings of the Internal Control Committee (the percentage of meetings attended out of the total number of Internal Control Committee meetings held during the financial year or after appointment).

Below are brief summaries of the personal and professional CVs of each Director. The full CVs of directors are published on the corporate website www.mediaset.it (Investor Center/Governance/assemblea degli azionisti/2006/ Curriculum Vitae candidates to the Board of Directors).

FEDELE CONFALONIERI - Born in Milan, 6 August 1937. Degree in law from Statale University, Milan. Member of the Management Board and Executive Committee of Confindustria and Assolombarda. President of the Associazione Televisioni Nazionali [National Television Association] in the framework of the Federazione Radio Televisioni [Radio and Television Association]. Member of the Management Committee of Assonime, an Association of Italian joint stock companies. Board Director of "Il Giornale" daily newspaper. Board Director of Gestevision Telecinco SA.

PIER SILVIO BERLUSCONI - Born in Milan, 28 April 1969. He began his professional career in 1992 in the marketing office of Publitalia, before moving to the Italia 1 television network where he devised new programs for young people. In November 1996 he became coordination manager for the scheduling and program area of Mediaset networks. In 1999 he was appointed Vice General Manager of Content at R.T.I.. Since April 2000 he has been Vice Chairman of Mediaset Group, as well as Chairman and Managing Director of R.T.I.. He is also a Board Director of: Fininvest S.p.A., Gestevision Telecinco S.A., Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. and Publitalia '80 S.p.A..

GIULIANO ADREANI - Born in Rome, 27 August 1942. Managing Director of Mediaset S.p.A., Chairman and Managing Director of Publitalia '80 S.p.A., Board Director of R.T.I., Board Director of Gestevision Telecinco S.A., Director and Vice Chairman of Publiespana, Board Director of Medusa Film S.p.A., Board Director of Auditel, member of the Management Committee of the Milan province Unione del Commercio del Turismo dei Servizi e delle Professioni. In 2003 he was made a Cavaliere del Lavoro by the President of the Italian Republic. From 1962, until joining Mediaset Group in 1994, he worked at Sipra, the advertising concessionary company of Rai, where he managed all commercial and creative communication sectors (daily newspapers, periodicals, radio and television), before becoming General Manager in 1991.

MARINA BERLUSCONI - Born in Milan, 10 August 1966. She joined the company at a very early age, always acting in a management capacity and on the development of Group economic and financial

strategy. In July 1996 she was appointed Vice Chairman of Fininvest S.p.A., a position she held until becoming Chairman in October 2005. In February 2003 she was appointed Chairman of Arnoldo Mondadori Editore S.p.A. She is a Board Director of Mediolanum S.p.A.

PASQUALE CANNATELLI - Born in Sorianello (Cz), 8 September 1947. He graduated in Economics and Commerce from Cattolica University, Milan, and began his career in 1972 at Rank Xerox. In 1985 he was appointed Group Controller of Farmitalia Carlo Erba. This was followed by periods at Alitalia, initially as Administrative Director and subsequently Controller, before returning to Farmitalia as Finance, Administration and Control Director at Erbamont Group. On July 1997 he becomes Board Director of Mediaset S.p.A. and Central Director of planning and control. Since May 2003 he has been Managing Director of Fininvest S.p.A. He is a Board Director at Arnolodo Mondadori Editore S.p.A., Mediolanum S.p.A. and AC Milan S.p.A.

PAOLO ANDREA COLOMBO - Born in Milan, 12 April 1960. Degree in Business Economics, "L. Bocconi" University, Milan, 27 February 1984. Registered accountant and auditor. Chairman of the Board of Statutory Auditors of Eni S.p.A., Saipem S.p.A. and Ansaldo STS S.p.A.; Standing Auditor of Sirti S.p.A. and Lottomatica S.p.A., Board Director of Sias S.p.A. and Interbanca S.p.A.

MAURO CRIPPA - Born in Rome, 26 April 1959. Professional journalist. Board Director of Società Europea Editrice de "Il Giornale" (since 1998), of RTI S.p.A. (since 1999) and of Class CNBC S.p.A. (since 2000). In 1987 he was appointed manager in charge of the Corporate and Product Press Office of Arnoldo Mondadori S.p.A. In 1994 he joined Fininvest Group as Press Relations Director. In 1996 he was made Central Director of Communication and Press Relations for Mediaset Group. Since 2004 he has been Managing Director of the Campus Multimedia Consortium (a consortium set up by Mediaset and Libera Università di Lingue e Comunicazioni IULM). In 2007 he became Information General Manager of R.T.I. S.p.A.

BRUNO ERMOLLI - Born in Varese, 6 March 1939. He has been an entrepreneur for more than thirty years in the field of Professional Management and Organisation Consulting Services. He teaches courses and seminars for entrepreneurs and managers. He has often been called on to collaborate with the Prime Minister, as expert in Public Management and the Organisation of the Public Administration. From 1985 to 1989 he was Promoter and President of the Federazione Nazionale del Terziario Avanzato [National Federation of the Advanced Service Sector]. From 1980 to 1982 he was President of the Associazione Nazionale delle Società di Consulenza di Direzione ed Organizzazione [National Association of Management and Organisation Consulting Companies]. In 1970 he established and continues to be the chairman of Sin&rgetica, a leading Italian management consultancy for Private Companies, Banks, Insurance Companies, Public Entities and the Public Administration. He is a Cavaliere del lavoro appointed by the President of the Republic of Italy. At the present time he is Vice Chairman of Fondazione Teatro alla Scala, Board Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and Fininvest S.p.A.

LUIGI FAUSTI - Born in Ancona, 1929. He studied classics at Liceo C. Tacito high school, Terni, and law at Rome University. He joined Banca Commercial Italiana as a clerk in 1947 and worked there without a break for 51 years at various offices in Italy. In 1984 he moved to Corporate Management, Italy Credit Service, first as Central Co-Director and, from 1987, as Central Director and "supervisor" of the service. In May 1990 he was appointed Managing Director. In April 1994 he was appointed Vice Chairman and Managing Director. In June 1996 he received an honorary degree in Economics from Seconda Università degli Studi, Naples. In April 1997 he was appointed Chairman. In 1999 he was elected Honorary Chairman, a post from which he resigned in June of the same year following disagreement over the Bank's strategy. At the present time he is a Board Director of Telecom Italia S.p.A. and Poligrafici Editoriali S.p.A.

MARCO GIORDANI - Born in Milan, 30 November 1961. Degree in Economics and Commerce from "L. Bocconi" University, Milan. Since 2000, Chief Financial Officer of Mediaset Group. Board Director of Gestevision Telecinco S.A., Publitalia '80 S.p.A. and Medusa Film S.p.A. and Managing Director of R.T.I. S.p.A.. From 1998 to 2000 he was Shareholding Control Manager at IFIL S.p.A., before being appointed Board Director and member of the Executive Committee of LA RINASCENTE S.p.A. and Board Director of S.I.B. (Società Italiana Bricolage). In 1991 he was appointed Financial Management Officer of RINASCENTE GROUP, of which he became Chief Financial Officer in 1997. In 1989 he joined Rinascente Group as Operations Manager and Board Director of COMFACTOR S.p.A. In 1985 he began his professional career in UNILEVER ITALIA group, first in the Audit Department and then as Administration Director of QUEST S.p.A.

ALFREDO MESSINA - Born in Colleferro (Rome), 8 September 1935. After graduating in Economics and Commerce, he began his career with a series of administrative posts in various companies. After periods at Olivetti as Production Group Controller and in Alitalia as Central Manager, Administration, Finance, Planning and Control, in 1989 he joined IRI as Central Manager, Planning and Control.
In January 1990 he joined Fininvest S.p.A. as General Manager and in 1996 was appointed Managing Director for the administration and control area of the Group, supervising the Large-Scale Retail, Insurance Products and Financial sectors. At the present time he is Acting Vice Chairman of Mediolanum S.p.A., Chairman of Mediolanum Assicurazioni S.p.A. and Mediolanum Vita S.p.A.. He is Board Director of Gestevision Telecinco SA and Molmed S.p.A.

GINA NIERI - Born in Lucca 2 December 1953. Degree in Political Sciences from Pisa University, specialising in Journalism and Mass Communication at LUISS, Rome. She has been working in the world of commercial television since 1977, starting as General Secretary of FIEL, the first association of "free" television broadcasters. She then became a Director of FRT (Federazione Radio Televisione - Radio Television Federation) until 1990, when she joined FININVEST GROUP as Manager for Relations with Business Associations. Since 28 April 1999 she has been a Board Member of R.T.I. S.p.A. She is a member of the Management Board of FEDERCOMIN (Federazione delle Imprese delle Comunicazioni e

dell'Informatica - Federation of Communication and IT Businesses). She is also a member of the Executive Committee of Assolombarda and an invited member of the Management Committee. Since 20 May 2003 she has been a member of the Confindustria Executive Committee. Since 21 June 2004 she has been Vice Chairman of the Campus Multimedia Consortium (a consortium set up by Mediaset and Libera Università di Lingue e Comunicazioni IULM). At the present time in MEDIASET she is Director of the Institutional, Legal Affairs and Strategic Analysis Division and Vice Chairman of R.T.I. S.p.A.

CARLO SECCHI - Born on 4 February 1944. Professor of European Economic Policy at Università Bocconi, Milan, of which he was Dean from 2000 to 2004. Director of the Latin American and Transition Country Study Institute. Member of the IV legislature of the European Parliament (1994-1999) and vice-chairman of the Economic and Monetary Commission. Member of the XXII legislature of the Senate of the Italian Republic (1994-96). Member of the management bodies of technical and scientific Foundations and Institutes, including the Scientific Committee of IReR (Lombardy regional research institute). Vice-chairman of ISPI (International policy study institute, Milan), chairman of the Italian group in the Trilateral Commission. Currently a member of the board of directors of several Italian companies, the Veneranda Fabbrica del Duomo and Fondazione Teatro alla Scala. At the present time he is a Board Director of TEM (Tangenziali Esterne di Milano) S.p.A., Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A. and Sviluppo del Mediterraneo S.p.A.. He is the author of books and numerous articles on international commerce and economics, economic integration and European issues.

ATTILIO VENTURA - Born 6 February 1936. Degree in Economics and Commerce, Università Cattolica del Sacro Cuore, Milan. Courses of specialisation in Economics and Finance at Seton Hall University of South Orange (US) and Merrill Lynch, New York. Foreign Exchange Broker since 1967 and member of the Management Committee, Foreign Exchange Brokers, since 1981. From 1985-1988 he was Vice Chairman of the Management Committee, Borse Valori, from 1988 to 1992 Chairman of the Management Committee, Borse Valori and from 1992 to 1995Chairman of Board Borse Valori. From 1996 to 1998 Board Director of Banca Nazionale del Lavoro S.p.A. From 2004 to today, Vice Chairman of Banca Nazionale del Lavoro S.p.A. Since 2004 he has been Vice Chairman of "Fondazione Aretè" at the San Raffaele Hospital, Milan. He is currently Board Director of Aedes s.g.r.

Companies Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A. are members of Fininvest group, of which Mediaset forms part.

Maximum number of concurrent engagements in other companies

Article 1.4 of the Company's Corporate Governance Code makes provision that the Board of Directors, for the purposes of issuing guidelines regarding the maximum number of engagements as director or auditor in other listed companies, financial companies, banks, insurance companies and companies of considerable size that may be considered compatible with the effective performance of the duties of a board director of Mediaset, will establish the general criteria, differentiating them according to the commitment entailed by each role (executive or non-executive or independent director), in addition to the nature and size of the companies in which the positions are held, plus whether or not the companies form part of the group; it may also take into account the participation of the directors in committees established within the ranks of the board.

Annually the Board of Directors, based on information received from each Director or on other information in its possession, determines the engagements as director and/or auditor of the directors of the aforementioned companies, which it publishes in the Report on Corporate Governance.

Before they accept the engagement, all company directors must first assess whether or not they are able to devote the necessary time to the diligent performance of their duties, also in consideration of the number of engagements held as director or auditor in other companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size.

The Board of Directors, in the meeting of 11 March 2008, at the proposal of the Governance Committee, issued the following guidelines regarding the maximum number of engagements as director and/or auditor:

- an executive director should not be:
  I. an executive director in another Italian or foreign listed company, financial company, bank, insurance company or company of considerable size (shareholders' equity more than Euro 10 billion) and
  II. a non-executive director or auditor - or member of another control body - in more than five Italian or foreign listed companies, or in financial companies, banks, insurance companies or companies of considerable size (shareholders' equity greater than Euro 10 billion);
- a non-executive director should not be:
  I. an executive director in more than three Italian or foreign companies, or in financial companies, banks, insurance companies or companies of considerable size (shareholders' equity greater than Euro 10 billion) or a non-executive director or auditor - or member of another control body - in more than five Italian or foreign listed companies, or in financial companies, banks, insurance companies or companies of considerable size (shareholders' equity greater than Euro 10 billion), or
  II. a non-executive director or auditor - or member of another control body - of more than ten Italian or foreign listed companies, financial companies, banks, insurance companies or companies of considerable size (shareholders' equity greater than Euro 10 billion).

Engagements in Mediaset or in other Mediaset Group companies are not taken into consideration for the purposes of establishing the maximum number.

If the aforementioned limits are exceeded, the directors will promptly inform the Board, which will assess the situation in the light of the company's interests and invite the director to make the appropriate decisions.

The guidelines issued by the Board of Directors will be applied in practice on the renewal of the Board whose mandate expires with the approval of the Financial Statements for the current year.

5.2. ROLE OF THE BOARD OF DIRECTORS

The Board of Directors is the collegiate body which governs the company. It plays a key role in the company organisation, performing the functions and holding the responsibilities inherent in the strategic and organisational guidelines, as well as verifying the existence of the controls needed to monitor the progress of the company and Group. The system of delegations of power is such as to ensure that the Board of Directors plays a central role in the framework of the business and corporate organisation.
The company bylaws make provision for the following: "*The Board of Directors shall have all powers of ordinary and extraordinary management of the company. The Board may delegate all or part of its own powers to one or more of its members (who may or may not be given the title of "Managing Director"), with the exception of the following matters pursuant to Article 23 of the company bylaws, which shall be determined only by the Board of Directors and in detail:*

- *the concluding of any contract or legally-binding relationship whatsoever between the company and any of its members holding 5% or more of the share capital (or any company belonging to the same group as such a member, i.e. any of the company's controlled subsidiaries, any company or individual with a controlling interest in the company, and any company controlled by such a company or individual), where the amount involved exceeds €13,000,000.00;*

- *the concluding of any contract or legally-binding relationship whatsoever where the amount involved exceeds €130,000,000.00;*

- *the issuing of non-convertible bonds, subject to the limits laid down in Article 2412 of the Italian Civil Code and also to a maximum of €300,000,000.00. Only an Extraordinary General Meeting may authorize an issue exceeding this limit.*"

The board of directors may appoint one or more Vice Chairmen and grant authority to one or more of its members, also with the qualification of Managing Director, to perform all or some of its powers, without prejudice to the provisions of article 2381 of the Italian Civil Code and article 23 of the Company Bylaws. It may also appoint an Executive Committee, to which to delegate some or all of its powers, except for those reserved by law for the board of directors.
The board of directors may establish other committees, also comprising members who are not board directors, establishing their duties, powers and any remuneration, in addition to their composition and method of operation.
Delegated activities form the subject of reports to the board of directors during board meetings. Article 20 of the bylaws makes provision that the directors and the audit board be informed at least every quarter, by the board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

The Board meets regularly as required by law and according to a working schedule, operating in such a way as to ensure the effective performance of its functions.
During 2007 the Board of Directors met ten times. The average duration of each meeting was about 2 hours. The percentage attendance of each director at meetings of the Board is given in the previous table 1 of the Report.

In 2008 four Board Meetings have been planned, and the stock exchange informed about them, in order to approve the interim accounts. Two of these have so far been held.

The Board of Directors, pursuant to the Corporate Governance Code of Mediaset, performed the activities for which it is responsible in 2007, continuing them in 2008, and specifically:

- examined and approved the company's strategic, operating and financial plans, in addition to the corporate structure of the group it heads, the corporate governance of the company and the structure of the group;

- evaluated the adequacy of the organisational, administrative and accounting structure of the company, with particular regard to the internal control system and the management of conflicts of interest; the evaluation, which was positive, was supported by a special report illustrating the various operating and control structures of the company, prepared by the bodies responsible;

- identified, based on their size and business importance, the subsidiaries of strategic importance and assessed the adequacy of the general organisation, administration and accounting structure of same, with special reference to the internal control system and the management of conflicts of interest; the assessments of subsidiaries of strategic importance were also positive ad were supported by a special report illustrating the various operating and control structures of the company, prepared by the bodies responsible;

- positively assessed the general performance of the company, with special regard to the information received from the Executive Committee, the Chairman, the Vice Chairman, the Managing Director and the Internal Control Committee, and periodically verified the results achieved against those planned;
- approved, with the agreement of the Internal Control Committee, the Guidelines on significant transactions in terms of the profitability, finances, assets and liabilities of Mediaset S.p.A. and its subsidiaries, and in particular those with related parties, paying special attention to transactions in which any director has a personal or representative interest and to transactions with related parties; it therefore established the general criteria for identifying significant transactions which must, compatibly with the Group's operations, be examined and approved on a prior basis by the Board of Directors of Mediaset. At the time of the discussion and approval of "significant transactions", the delegated bodies provide the Board of Directors with adequate information on the interests of Mediaset, the conclusion of the transaction, its feasibility and economic sustainability, and consistency with the strategic plans of Mediaset. The general criteria for identifying "significant transactions" are given in section 13;
- with regard to the self-assessment of the size, composition and operation of the Board and its Committees, the Board of Directors, now halfway through its term of office, as usual decided to perform a self-assessment devoting part of a board . The Governance Committee, suited to the porpose, decided that the self-assessment process should maintain the following objective: verifying the operation of the Board as a whole, identifying the eventual factors that, if removed, can favour the working of the board, evaluating the contributions to the Board's operations, the conduct of the executive directors, non-executive directors and independent directors, with regard to the structural and organisational characteristics of the Board of Directors and the personal characteristics of the directors. The Governance Committee therefore, during the meeting of 13 December 2007, raised a number of issues mainly regarding structural, organisational and individual competence matters, on which it invited the Board to express its opinion. The Board Meeting of 18 December 2007, after an in-depth analysis of the issues raised by the Governance Committee, gave a positive overall assessment of the size, composition and operation of the Board and its Committees, confirming its intention to continue to involve the Board on an ongoing basis, also in relation to the company's increased international presence, by means of an update on the international media sector scenario;
- assessed, during the Board Meeting of 11 March 2008, in the light of the period reports received from those in charge of supervising the internal control system and from the Internal Control Committee, the internal control system to be adequate, fully operational and effective.

5.3. CORPORATE OFFICERS

Chairman

The Chairman is traditionally appointed by the General Meeting. The General Meeting of 20 April 2006 re-appointed Fedele Confalonieri to the position of Chairman of the company.

During the meeting of 21 April 2006, in consideration of his experience and professional competence in the sector in which the company operates, the Board of Directors granted its Chairman all ordinary and extraordinary administrative powers up to a maximum limit of EUR 13,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Chairman of the Board.

Board members must be aware of the duties and responsibilities connected with their offices. The Chairman makes provision for the Board to be constantly updated on the main legal and regulatory novelties affecting the company, also with the collaboration of the Corporate Affairs Manager and the Board Secretary.

The Chairman coordinates the work of the Board of Directors and chairs Board meetings. Board meetings are called by the Chairman or by his deputy. The directors are notified of the call to meet, pursuant to the bylaws, in such a way as to allow them to gain full knowledge about the items on the agenda and gather the useful information needed for them to participate effectively in the work of the board. For this purpose the directors are provided with information on the items on the agenda a sufficient period in advance of Board Meetings.

Vice Chairman

During the meeting of 21 April 2006, the Board of Directors re-appointed Pier Silvio Berlusconi to the position of Vice Chairman, granting him by resolutions on 21 April 2006 and 8 May 2007 all ordinary and extraordinary administrative powers up to a maximum limit of EUR 10,000,000.00 per operation, with the exception of the granting of loans and the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Vice Chairman. The Vice Chairman replaces the Chairman and represents the company if the latter is absent or unable to attend. The actual exercise of the power of representation by the Vice Chairman proves by itself the absence or impediment of the Chairman and makes third parties exempt from any check or responsibility with respect to this.

Managing Director

During the meeting of 21 April 2006, the Board of Directors re-appointed Giuliano Adreani to the position of Managing Director, granting him ordinary administrative powers up to a maximum limit of EUR 5,000,000.00 per operation, and with the exclusion in any case of the granting of loans and of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors and of the Chairman. Under the Bylaws, the Company is represented by the Managing Director.

Executive Committee

During the meeting of 21 April 2006 the Board of Directors appointed the Executive Committee comprising four members, who will remain in office for the period of office of the Board of Directors, and specifically Chairman Fedele Confalonieri, Vice Chairman Pier Silvio Berlusconi and Managing Director Giuliano Adreani, who were appointed automatically pursuant to the bylaws, and Director Gina Nieri.

The Board of Directors conferred all ordinary and extraordinary administrative powers on the Executive committee up to a maximum limit of EUR 130,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors.

In 2007, the Executive Committee met eight times. The average duration of the meetings of the executive committee was about one hour. The percentage attendance of each director at Committee meetings is given in the previous table 2 of the Report. Eight meetings are planned in 2008, of which one has so far been held.

***

Information for the Board

The directors are provided with information regarding the items on the agenda a suitable period in advance of board meetings. In any case, during board meetings they are provided with a detailed, wide-ranging and comprehensive presentation of all matters, in such as way as to allow them to take informed decisions on the matters to discuss.

For these purposes, meetings of the directors are organised periodically, with special regard to the independent directors and the management of Mediaset and its subsidiaries, to provide an overview of the structure of the Group as a whole and a broad understanding of its business. All in order that they may effectively perform their functions.

Delegated activities form the subject of constant reports to the Board of Directors and the Audit Board during board meetings, in the manner established by article 1 of the Corporate Governance Code, by article 20 of the Company bylaws and by the provisions of current legislation.

During the first board meeting, the Chairman, Vice Chairman, Managing Director, Executive Committee, Directors holding special office and, more in general, the delegated committees, reported to the Board of Directors and to the Audit Board on the progress of the projects entrusted to them and the activities performed in exercising the mandates conferred upon them. The company bylaws make provision that: ... *Directors and members of the Audit Board are at least once a quarter informed, by the Board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.*

5.4. OTHER EXECUTIVE DIRECTORS

In addition to the Chairman, Vice Chairman and Managing Director, the following three executive directors are also members of the Board:

- Mauro Crippa - *General Information Manager, R.T.I. S.p.A.;*
- Marco Giordani - *Chief Financial Officer, Mediaset S.p.A., and Managing Director, R.T.I.. S.p.A.;*
- Gina Nieri - *Division Manager, Institutional and Legal Affairs and Strategic Analysis Mediaset S.p.A. and Vice Chairman, R.T.I. S.p.A.*

5.4 bis. NON-EXECUTIVE DIRECTORS

The non-executive directors contribute their specific skills to performing the business of the company and during board discussions, and provide their contribution when requested by the Board in the making of resolutions which are in the company's interests.

5.5. INDEPENDENT DIRECTORS

At the General Meeting of 20 April 2006 to reappoint the members of the governing body, in identifying potential independent directors, the shareholders based their decisions, albeit on a voluntary basis, on the independence requirements set forth in the Corporate Governance Code of Borsa Italiana published in March 2006 and sanctioned by article 3 of the new Mediaset Corporate Governance Code, which contains a list of said requirements.

When lodging the voting lists, same were accompanied by the professional CVs and declarations of independence issued by candidates to the position of independent director, in the required form.

The board of directors evaluates the independence of its non-executive members with regard to the content rather than the form. Directors are not generally considered to be independent in the following cases, which are given by way of example and without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, trustees or a third party, or are able to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or considerable influence over the company;
b) if they are, or have in the preceding three fiscal years been a significant representative of the company, of a strategically significant subsidiary or of a company under joint control, or of an entity controlling the company or able to exercise a considerable influence over same, also jointly with others through a shareholders' agreement;
c) if they have, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
   with the company, one of its subsidiaries, or any of its significant representatives;
   with a subject who, jointly with others through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives;
   or are, or have been in the preceding three fiscal years, an employee of the aforementioned subjects;
d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional remuneration with respect to the "fixed" remuneration of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;
e) if they have been directors of the company for more than nine years in the last twelve years;
f) if they are directors in a subsidiary company;
g) if they are executive directors in another company in which an executive director of the company is a director;
h) if they are shareholders or quota holders or directors of a legal entity belonging to the same network as the company appointed to audit the accounts of the company;
i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purposes of the above, the legal representative, the chairman of the board of directors, the executive directors and executives with strategic responsibilities in the relevant company, must be considered as "significant representatives".

The number and competences of the independent directors shall be adequate in relation to the size of the board and the business performed by the company; moreover, they must be such as to enable the constitution of committees within the board.

With regard to their competences, independent directors are required to have sufficient knowledge of the economic and business environment, and preferably possess competences in similar environments and/or sectors to those in which the company operates, such as for example:

- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

The board of directors periodically assesses the independence of the directors, with the support of the governance committee.

There are four independent directors on the Board of Mediaset S.p.A. who meet the independence requirements stipulated by the law - article 148, T.U.F. - in addition to those indicated above in the Company Code of Corporate Governance.

The Board Meeting of 9 May 2006 assessed the aforementioned Directors to be suitable to qualify as independent directors, based on the information provided by each independent director, pursuant to the definition of independence given in article 3 of the new Corporate Governance Code mentioned above. Subsequently the Governance Committee provided support for the Board in its evaluation of the independence requirements of the Directors, and the Board Meeting of 6 November 2007 ratified that they were met. Each independent director undertook to inform the Board of Directors promptly of any situations that breach the requirements.

During its meeting of 2 March 2007, the Audit Board verified that the procedures adopted by the Board of Directors to ascertain the independence of the directors are correct.

The number and competences of the independent directors are adequate in relation to the size of the board and the business performed by the company and such as to enable the constitution of committees within the Board of Directors, as described in detail in this report.

In order to enable the independent directors to perform their role effectively, in addition to the Chairman's activities to ensure that the Board as a whole is constantly kept up to date on the main legislative and regulatory novelties affecting the company, meetings of the independent directors are periodically organised with the management of Mediaset and its subsidiaries to provide an overview of the structure of the Group as a whole and information about its business activities. The independent directors, with the support of the Board Secretary, have attended various initiatives to increase their awareness of the real business situation and developments. Specifically, a first day-long meeting with the management of Mediaset was held on 6 March 2007, attended by all the independent directors and members of the Audit Board. During the meeting a number of aspects of the business of Mediaset and its subsidiaries were examined, with special reference to new technology platforms. A second meeting was held on 25 October 2007, during which there was a visit to the Cologno Monzese TV Production Centre and the service structure established for "Mediacenter" employees.

The independent directors met once without the other directors, on 6 March 2007. During their meeting, the independent directors, amongst other things, explored the business of the Group, examined fundamental issues underpinning the economics of same; monitored the Board of Directors' Self-Assessment process; learned about developments in legislation and the legal reference framework and examined strategic matters and critical issues. Overall they gained further elements to perform their duties as directors with greater awareness and expressed a positive judgement with regard to group management. The Board of Directors was informed of the positive outcome of the meeting.

5.6. LEAD INDEPENDENT DIRECTOR

With regard to the recommendation of Borsa Italiana to establish a "lead independent director", the Board of Directors has decided not to make this appointment, as it considers that the actual corporate governance structure ensures not only constant flows of information to all the directors - executive and non-executive, independent and non-independent - but also broad active involvement in the overall management of the company.

6. USE OF CONFIDENTIAL INFORMATION

Privileged information

On 25 July 2006, as stated above, at the conclusion of the review of the previous procedure adopted with regard to this matter, also conducted with the support of outside consultants, the Board of Directors approved the revised Mediaset Group organisation guideline "Management and disclosure of privileged information", which regulates the internal management and disclosure to the public of privileged information, and established and made provision for the keeping of the "Register of persons with access to privileged information" (Insider Register), pursuant to article 115-bis of D.Lgs. 58, 24 February 1998.
The guideline was previously examined by the Internal Control Committee of Mediaset S.p.A. which, during the meeting of 20 July 2006, gave a favourable opinion on its adoption.

The aforementioned guideline is applicable to the members of the corporate bodies and employees of Mediaset S.p.A. and its subsidiaries who have access to privileged information, with the exception of listed company Gestevision Telecinco S.A. and its Subsidiaries, in consideration of the fact that Telecinco is obliged to keep a register of persons with access to privileged information, to discharge its duties in connection with same and to inform the Spanish market about privileged information, pursuant to the *pro tempore* legislation in force in that country.

Pursuant to the attached Corporate Governance Code, the Chairman, the Vice Chairman and the Managing Director liaise to ensure that corporate information is managed correctly.
The directors and auditors of Mediaset and in general all the other recipients of the aforementioned guidelines are bound to keep confidential the documents and information acquired during the performance of their duties, with special regard to relevant and privileged information.
Disclosures to the authorities and the public are performed pursuant to current legislation, in full respect of information parity and the provisions of the guidelines.

The company has distributed the procedure to the employees of the company and its subsidiaries.

The Mediaset Group Central Director Finance, Control, and Business Development, at the request of the Board of Directors, will make provision to monitor the application and effectiveness of the procedure and its state of review in the light of best practices in the field, reporting periodically to the Mediaset S.p.A. Internal Control Committee.
The company has established, within the legal term, the Register of persons with access to relevant and/or privileged information regarding the company and its subsidiaries in connection with their work or professional engagement or the functions they perform or offices they hold (Insider Register).
The company has also identified the Subject in charge of keeping the Insider Register.
The Register is managed in accordance with the User Manual by means of a special software tool, which provides guarantees that the information entered cannot be modified and that every access session is traceable, as well as an easy way to consult and extract the data entered.

The establishment, management and keeping of the Insider Register are governed by organisational guideline "Management and disclosure of privileged information".

Internal dealing

On April 1, 2006 the internal dealing rules adopted by Mediaset S.p.A. with the Code of Conduct of November 2002, were replaced by the new legislation described above, which introduced a legal obligation of disclosure to the public and Consob about transactions performed by significant persons and persons closely linked to same involving financial instruments issued by the company.

The company has made provision with regard to the aforementioned obligations and specifically to:

- identify the Subject in charge of the reception, management and market diffusion of communications. For Mediaset Group this function is performed by the Mediaset S.p.A. Corporate Affairs Office, as it did previously pursuant to the preceding Code of Conduct governing the matter;
- identify, also based on the clarifications issued by Consob in its Circular DME/6027054, 28 March 2006 with regard to the calculation of "significant", any significant subsidiaries for which the book value of the investment represents more than 50% of the balance sheet assets of Mediaset S.p.A., as reported in the most recent approved financial statements;
- establish a procedure to identify which of its managers are obliged to disclose transactions;
- inform the subjects identified of this and the related obligations.

In compliance with the recommendation of Consob in the aforementioned Circular of March 2006, the company has created a special section of its website (www.mediaset.it) entitled "Internal Dealing" (investor/governance/internaldealing_en.shtml/).

7. COMMITTEES WITHIN THE BOARD OF DIRECTORS

The Board of Directors may establish other committees, also comprising members who are not board directors, establishing their duties, powers and any remuneration, in addition to their composition and method of operation. Committees with members who are not board directors, have consulting powers only.

During 2006 the Board of Directors set up two more proactive consulting committees within the Board, namely the Governance Committee and the Remuneration Committee, in addition to the Internal Control Committee already established.

The Committees report punctually to the Board on their activities. Each Committee has drawn up a calendar of meetings for the current year.

The establishment and operation of Internal Committees of the Board of Directors are in compliance with the criteria set forth in article 6 of the Mediaset Corporate Governance Code (composition, minutes of meetings, business information flows to Committee, access to outside consultants, attendance of non-members at meetings when requested by the Committee with regard to individual items on the agenda). The Committees have adopted their own operating rules.

In 2007 the Board of Directors provided individual Committees with sufficient financial means to perform their duties, within the budget limits approved by the Board.

7.bis GOVERNANCE COMMITTEE

The Governance Committee established 21 April 2006 comprises three non-executive, independent Directors who remain in office for the period of office of the Board of Directors, and specifically:

Attilio Ventura	Chairman – Independent Director
Paolo Andrea Colombo	Independent Director
Luigi Fausti	Independent Director

In 2007 the Governance Committee met four times. The percentage attendance of each director at Committee meetings is given in the previous table 2 of the Report.

Committee meetings were attended, in general, by the Chairman or another member of the Audit Board, plus the managers of specific company functions and outside consultants invited by the Committee Secretary to illustrate particular issues.

Functions of the Governance Committee

The Board of Directors has assigned the Governance Committee the duties described in the Corporate Governance Code, and specifically it:

- assesses the company's Corporate Governance Code, containing the corporate governance principles followed by the Board of Directors in the performance of its duties, and formulates proposals;
- performs the duties assigned to it by the Board of Directors, with special regard to the review of the Corporate Governance Code adopted by the company;

- supports the board in its assessment of the continuing independence of independent directors.

With regard to the aforementioned duties, as indicated in the introduction, and with the cooperation of the corporate functions involved and the assistance of external consultants, the Committee began its review of the Mediaset Corporate Governance Code to bring it into line with the new Code published by Borsa Italiana in March 2006. In 2007 the Committee performed the activities in its sphere of competence, which continued in 2008, and specifically it:

- examined the "Annual Report of the Board of Directors on Corporate Governance for financial 2006";
- constantly monitored the state of application of the company's Code of Corporate Governance adopted in March 2007;
- provided support for the Board in the annual assessment of the independence of its directors;
- prepared the issues for self-assessment by the Board of Directors;
- examined the "Annual Report of the Board of Directors on Corporate Governance for financial 2007";
- provided support for the Board of Directors in giving its opinion on the maximum number of engagements as director or auditor.

The Committee has adopted its own operating rules and minutes were taken of all the aforementioned meetings. The Corporate Affairs Office Manager attends committee meetings as Committee Secretary. The Secretary, in liaison with the Committee Chairman, in the days prior to meetings, sends the members of the Governance Committee all the documentation then available regarding the items on the agenda.

The Board of Directors, at the meeting of 1 March 2007, within the budget limits approved by the Board, provided the Governance Committee with finance amounting to Euro 100 thousand for the performance of its duties.

Committee members also receive an attendance fee for each meeting attended as established by the General shareholders' meeting of 20 April 2006.

8. APPOINTMENTS COMMITTEE

The Board of Directors has decided not to establish an Appointments committee in consideration of the fact that the company bylaws already stipulate that the appointment of the Board of Directors and Audit Board are by list vote.

9. REMUNERATION COMMITTEE

The Remuneration Committee comprises three non-executive Directors, the majority of whom independent, who remain in office for the period of office of the Board of Directors, and specifically:

Bruno Ermolli	Chairman - Non-executive director
Paolo Andrea Colombo	Independent director
Attilio Ventura	Independent director

No directors attended the meetings of the Remuneration Committee at which proposals to the Board of Directors regarding their own remuneration were discussed.

In 2007 the Committee met twice. The percentage attendance of each director at Committee meetings is reported in the previous table 2 of the Report.

The meetings of the Committee were attended by the Chairman of the Audit Board and a secretary chosen from time to time by the Chairman acted as observer.

Operation of the Remuneration committee

The Board of Directors has assigned the Remuneration Committee the duties described in the Corporate Governance Code. Specifically, it presents proposals to the Board of Directors and performs periodic assessments of:

- the remuneration of directors holding specific positions in Mediaset SpA, with the provision that a part of this remuneration is linked to the economic results reported by the company and/or the achievement of other specific objectives;
- the general remuneration criteria applied to Mediaset Group directors (fixed/variable portion, MBO reference criteria, assessment and regulation criteria for emoluments/remuneration with regard to offices in Group companies);
- the criteria, categories of beneficiary, amount, terms, conditions and method of application of stock option plans.

With regard to the aforementioned duties, during 2007 the Committee:

- examined the method of application of the 2006/2008 Stock Option Plan, both to make it more consistent with the new fiscal rules and to reinstate its original intention, by reducing the number of beneficiaries, of acting as an effective loyalty and incentive instrument for top management and so-called "key managers";
- took note that following the failure to attain the profitability and financial performance objectives that constituted the "Exercise Conditions" for the 2006 Stock Option Plan (ROE and Free Cash Flow), the options attributed on 25 July 2006 were to be considered as lapsed;
- based on the new consulting duties attributed to it by the Board of Directors, has prepared a proposal for the assignment of options for fiscal 2007, in the framework of the 2006/2008 Plan, indicating the categories of beneficiary, the areas in which they work and the number of options which may be assigned, broken down by band;
- proposed changing the "exercise period" for current Plans to align them with new legislation;
- proposed to the Board Meeting of 28 June 2007, in the framework of its own competences, the adoption, in line with the latest and most innovative practice in remuneration policy for "Key Managers", of the "no competition agreement" loyalty instrument. This instrument has been adopted and applied to a limited number of Key Managers.

The Committee adopted its own operating rules and minutes were taken of all the aforementioned meetings.

The Board of Directors, at the meeting of 1 March 2007, within the budget limits approved by the Board, provided the Remuneration Committee with finance amounting to Euro 200 thousand for the performance of its duties.

Committee members also receive an attendance fee for each meeting attended as established by the General shareholders' meeting of 20 April 2006.

10. REMUNERATION OF DIRECTORS

The remuneration of the directors is fixed at a sufficient level to attract, maintain and motivate directors endowed with the professional skills needed to manage the company successfully.
The remuneration of the executive officers is specified in such a way as to align their interests with the priority objective of creating value for shareholders in the medium-long term.
The remuneration of directors is shown in Chart 1 of the Supplementary Notes to the financial statement of the company and it is below-written.

Chart 1

Remuneration allowed to Directors and Auditors, to Executive Officers and to General Managers with significant strategic commitments (*)

Surname and Name	Office Description within Mediaset S.p.A.			Remuneration (1)			
	Office held	Period in which the office has been held	Office expiration (4)	Emoluments for the office	Fringe benefits	Bonus and other incentives	Other remunerations
Confalonieri Fedele (2)	Chairman of The Board of Directors	01.01.2007 - 31.12.2007	31.12.2008	1,551,000.00	16,289.21		1,753,699.07
Berlusconi Pier Silvio (2)	Vice Chairman	01.01.2007 - 31.12.2007	31.12.2008	1,030,000.00	7,931.23		419,852.48
Adreani Giuliano (2)	Managing Director	01.01.2007 - 31.12.2007	31.12.2008	534,000.00	4,805.50		1,842,269.77
Berlusconi Marina	Director	01.01.2007 - 31.12.2007	31.12.2008	20,000.00			
Cannatelli Pasquale (2) (3)	Director	01.01.2007 - 31.12.2007	31.12.2008	25,000.00			
Colombo Paolo Andrea	Director	01.01.2007 - 31.12.2007	31.12.2008	31,000.00			
Crippa Mauro (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00	7,270.26	150,000.00 (6)	596,152.71
Ermolli Bruno	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00			
Fausti Luigi	Director	01.01.2007 - 31.12.2007	31.12.2008	38,000.00			
Giordani Marco (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00	7,536.03	250,000.00 (6)	864,624.02
Messina Alfredo (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	32,000.00			87,500.00
Nieri Gina (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	34,000.00	8,187.82	200,000.00 (6)	764,319.02

Secchi Carlo	Director	01.01.2007 - 31.12.2007	31.12.2008	35,000.00	
Ventura Attilio	Director	01.01.2007 - 31.12.2007	31.12.2008	34,000.00	
Frattini Achille (2) (5)	Chairman of the S.A.	01.01.2007 - 28.06.2007		46,500.00	136,776.50
Giampaolo Francesco Antonio (2) (5)	Statutory auditor	01.01.2007 - 28.06.2007		31,000.00	
	Chairman of the S.A.	28.06.2007 - 31.12.2007	31.12.2007	46,500.00	80,910.00
Perotta Riccardo (2)	Statutory auditor	01.01.2007 - 31.12.2007	31.12.2007	62,000.00	14,804.78
Vittadini Francesco (2) (5)	Statutory auditor	28.06.2007 - 31.12.2007	31.12.2007	31,000.00	128,886.82

(*) *The Managers with strategic commitments within Mediaset S.p.A. are Directors.*

(1) *The remunerations shown refer solely to the period in which they were in charge.*

(2) *Other offices held in Subsidiaries are shown in the subsequent Chart.*

(3) *With reference to the office held, the emolument is paid directly to the Company he/she belongs to.*

(4) *The Board of Directors holding office expires at the adoption of the balance sheet on 31.12.2008 and the Board of Statutory Auditors holding office expires at the adoption of the balance sheet on 31.12.2007.*

(5) *On 28.06.2007 the Chairman of the Board of Statutory Auditors, Achille Frattini, resigned from his office. At the same time the Statutory Auditor Francesco Antonio Giampaolo replaced him at the Chairmanship and Francesco Vittadini, Alternate Auditor, became Statutory Auditor.*

(6) *The amount will be settled after the adoption of the balance sheet provided that the connected company targets have been achieved.*

The remuneration of non-executive directors is proportional to the commitment assigned, taking into account their possible attendance to one or more committees.

On April 20, 2006 the General Meeting passed to fix the gross annual emolument payable to the Board of Directors in the total amount of EUR 232,000.00 to be divided as follows:
- EUR 24,000.00 to the Chairman
- EUR 16,000.00 to each other director

granting them the chance to withdraw the amount in different solution during the year.
The same General Meeting passed to award the directors with a gross attendance fee of EUR 1,000.00, with a 50% of increase to the Chairman, for attending each meeting of the Board of Directors and of the Committees appointed by the Board.

2006/2008 Stock Option Plan

On April 20, 2006 the General Meeting promoted the organisation of a 2006/2008 Stock Option Plan with the purposes to increase the loyalty of the partakers by sharing with them the company improvements.

The aforementioned Meeting passed the setting up of a Stock Option Plan on the Company's shares, for a three years period as of 2006, to be assigned to the staff both of the company and of its subsidiaries identified by the Board of Directors among the key people performing significant commitments aiming to achieve the strategic results of the group, and, if considered notable by the Board of Directors, to start similar projects in the subsidiaries or in those companies where Mediaset holds a direct or indirect investment.

Then the General Meeting entrusted the Board of Directors with the management of the 2006/2008 stock option plan, granting it the widest powers to identify partakers, to set the performance targets, to award the options rights and to implement each single aspect of the plan. As far as the fiscal year 2007 is concerned the Board of Directors has:

- identified the partakers

- assigned the option rights

- defined the criteria to determine the option pricing of Mediaset shares resulting from the arithmetic mean of the reference price of Borsa Italiana S.P.A. in the period between the date of allotment and the same day of the preceding calendar month in compliance with the fiscal law in force;

- identified the conditions to exercise the achievements of the options for the annual economic and financial performance parameters, such as "ROE" and "Free-Cash flow". Every year the Board of Directors shall check the fulfilment of the operating conditions within the first half year subsequent to the options assignment.

- established that the options assigned for the year 2007 shall be exercisable only after 36 months from the assignment, provided that the above-mentioned operating conditions will be achieved.

The 2003/2005 and 2006/2008 stock option plans involved the following stock option assignments on Mediaset equity shares:

Year 1/1 –	Number of participants to the	Option rights assigned for the	Exercise price	Period to exercise the option, exclusively in one time	Check of the conditions achievements established

31/12	Plan	purchase of nr. company shares			by the Board of Directors
2004	130	3,415,000	9.07	23.6.2007/22.6.2009 (*)	The rights can be exercised
2005	132	3,774,500	9.60	23.6.2008/22.6.2011(*)	The rights can be exercised
2006	128	3,716,000	8.92	26.7.2009/25.7.2012 (*)	Conditions not fulfilled- the rights cannot be exercised
2007	43	3,130,000	7.87	29.6.2010/28.6.2013	The rights can be exercised
2007	1	100,000	7.73	18.7.2010/17.7.2013	The rights can be exercised

(*) On June 28, 2007 the Board of Directors meeting approved the change of the period to exercise the option to conform the Plans regarding years 2004, 2005, 2006 to the new regulation.

Up to now, therefore, the option rights purchase of Mediaset shares assigned are 10,419,500, equal to 0.88% of the present equity capital, the conditions of which have been fulfilled, and 3,716,000 shares, equal to 0.31% of the current equity capital, the conditions of which have not been fulfilled. The plan referred to year 2003, that expected 141 partakers to allot 3,565,000 Mediaset shares option rights to be purchased at the exercise price of EUR 7.39 and the conditions of which were fulfilled, ended on December 31, 2007.

Chart 2 lists the stock-options assigned to directors, executive officers and general managers with "strategic" commitments described in the Supplementary Notes to the 2007 Financial Statement of the Company.

CHART 2 STOCK - OPTIONS ASSIGNED TO THE DIRECTOR, EXECUTIVE OFFICERS AND GENERAL MANAGERS WITH STRATEGIC COMMITMENTS (*)

		Options held On 01/01/2007			Options assigned during the fiscal year 2007			Options exercised During the fiscal year 2007			Expired options during 2007	Options held on 31/12/2007		
Name and Surname	Office held	Options number	Exercise price	Expiration	Options number	Exercise price	Expiration	Options number	Exercise price	Market price during the fiscal year	Options number	Options number	Exercise price	Expiration
Fedele Confalonieri	Chairman	170,000 1)	9.07	22.06.2009 3)								170,000	9.07	22.06.2009 3)
		340,000 2)	9.60	22.06.2011 3)								340,000	9.60	22.06.2011 3)
					450,000	7.87	28.06.2013					450,000	7.87	28.06.2013
Pier Silvio Berlusconi	Vice Chairman	150,000 1)	9.07	22.06.2009 3)								150,000	9.07	22.06.2009 3)
		300,000 2)	9.60	22.06.2011 3)								300,000	9.60	22.06.2011 3)
					360,000	7.87	28.06.2013					360,000	7.87	28.06.2013
Giuliano Adreani	Managing Director	110,000 1)	9.07	22.06.2009 3)								110,000	9.07	22.06.2009 3)
		220,000 2)	9.60	22.06.2011 3)								220,000	9.60	22.06.2011 3)
					270,000	7.87	28.06.2013					270,000	7.87	28.06.2013
Mauro Crippa	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013
Gina Nieri	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013
Marco Giordani	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013

1) Options assigned during fiscal year 2004

2) Options assigned during fiscal year 2005

3) On June 28, 2007 the Board of Directors approved the change in the exercise dates to conform the 2004 and 2005 Plans to the new regulations.

(*) In Mediaset S.p.A the managers with strategic commitments are Directors

Chart 3 below shows the "participations held by the directors and the statutory auditors, by the executive directors and the general managers with strategic commitments both in the company and in its subsidiaries, according to criteria shown in Chart 3) expected by enclosure 3C) of the a.m. regulation "and detailed in the Supplementary Notes to the 2007 financial statements 2007 of the company.

CHART 3

PARTICIPATIONS HELD BY THE DIRECTORS AND THE STATUTORY AUDITORS, BY EXECUTIVE DIRECTORS AND GENERAL MANAGERS WITH STRATEGIC COMMITMENTS

STRATEGIC(*)

Surname and name		Related Company	Equity shares held at the end of the previous fiscal year (31/12/2006)	Nr. of shares purchased	Nr. of shares sold	Shares held at the end of the present fiscal year (31/12/2007)
Confalonieri Fedele	B. of D.	Mediaset S.p.A.	986,400	42,600	-	1,029,000
Adreani Giuliano	B. of D.	Mediaset S.p.A.	322,100	-	-	322,100
Berlusconi Marina	B. of D.	-	-	-	-	-
Berlusconi Pier Silvio	B. of D.	-	-	-	-	-
Cannatelli Pasquale	B. of D.	Mediaset S.p.A.	56,500	20,000	-	76,500
Colombo Paolo Andrea	B. of D.	Mediaset S.p.A.	1,000 (1)	-	-	1,000 (1)
Crippa Mauro	B. of D.	Mediaset S.p.A.	21,100	-	6,305	14,795
Ermolli Bruno	B. of D.	Mediaset S.p.A.-	-	19,000	-	19,000
Fausti Luigi	B. of D.	-	-	-	-	-
Giordani Marco	B. of D.	-	-	-	-	-
Messina Alfredo	B. of D.	-	-	-	-	-
Nieri Gina	B. of D.	Mediaset S.p.A.	5,500	-	-	5,500
Secchi Carlo	B. of D.	-	-	-	-	-
Ventura Attilio	B. of D.	-	-	-	-	-
Giampaolo Francesco Antonio	S. Auditor	-	-	-	-	-
Perotta Riccardo	S. Auditor	-	-	-	-	-
Vittadini Francesco	S. Auditor	-	-	-	-	-
	S. Auditor					

(*) The Managers with strategic commitments within Mediaset S.p.A. are Directors.

(1) Of which 500 shares held by his wife.

On June 28, 2007 the Statutory Auditors Chairman Achille Frattini, who did not hold any share in the Company, resigned. At the same time the Statutory Auditor Francesco Antonio Giampaolo replaced him at the chairmanship and his place was taken by the alternate auditor Francesco Vittadini.

Detailed explanations on every plan have been given in the Supplementary Notes to the 2007 financial statements of the company.

***

11. INTERNAL CONTROL COMMITTEE

As above mentioned, the Board of Directors, in accordance with the provisions of the attached Corporate Governance Code, assesses the adequacy of the internal control system with respect to the features of the company, ensuring that its assessments and its decisions on the internal control system, on the approval of the company's balance sheets and on the half year reports, as well as on the relationships between the company and the auditor firm, are supported by an adequate preparatory work. To these purposes, during the April 21, 2006 meeting, the Board of Directors established a new Internal Control Committee, assigning it the duties set forth in the Corporate Governance Code. The committee consists of three members, who are non-executive directors, with expertise in financial and accounting matters, the majority of whom are independent, and who will remain in office for the entire Board of Directors term of office. They are:

Luigi Fausti	Chairman – Independent director
Alfredo Messina	Non-executive director
Carlo Secchi	Independent director

During 2007 fiscal year the Internal Control Committee met ten times and, on that occasions, invited to report on specific agenda points the Person in charge for the Internal Control, the Compliance Committee, the Executive responsible to issue all the company accounting papers, the representatives of the External Audit firm, the Person in charge for specific company and/or of the Group functions as well as, when considered necessary, external advisors.

The Chairman of the Statutory Auditors and a Statutory Auditor took part to the Committee meetings.

The participation percentage of each director is is reported in the previous table 2 of the Report.

Duties of the Internal Control Committee
The Internal Control Committee, besides assisting the Board of Directors in its internal control activities, as expected by art. 10.5 of the new enclosed Corporate Governance Code, carries out the duties listed in article 11.1 of the same Code. Furthermore in 2007 the Board of Directors entrusted the Internal Control Committee of:

- begin to exam the procedure criteria to identify the operations with strategic, economic, asset and financial importance;
- define the approval mode of the transactions set by the company or by its subsidiaries or by the existing related parties and assess the chance to update the existing procedures between the company and its related parties.

In real terms, during the aforementioned meeting the Committee:

- acknowledged the results of the preliminary assessment on the adequacy and effective application of the administrative and accounting procedures (Act 262, December 28, 2005) commissioned to the advisory firm Price Waterhouse Coopers Advisory;
- acknowledged the final Reports on the Risk Assessment Process issued by the Internal Auditing Department;
- examined and positively assessed the "2007 Work Schedule" prepared by the Person in charge for the Internal Control;
- examined and positively assessed the "2007 work schedule" prepared by Deloitte & Touche S.p.A. for audit work;
- examined and positively assessed the proposal of advisory firm Price Waterhouse Coopers Advisory regarding the "support for the documentation and assessment of the adequacy of the administrative and accounting procedures" and decided to submit that proposal to the Board of Directors;
- expressed its positive opinion to the Board of Directors identification of the Chairman, as Executive Officer in charge, to supervise the Internal Control System, to the confirmation of Mr Aldo Tani as Responsible for the Internal Auditing Office. Such advice has been reported to the Board of Directors during the meeting held on March 1;
- approved the changes in its own operating Regulation due to the approval of the new Mediaset Corporate Governance Code by the Board of Directors on March 1;
- acknowledged and shared the remarks contained in the Report issued by the Person in charge for the Internal Control on "Self assessment of the Internal Control system of Mediaset Group" as of the 2006 fiscal year and on June 30, 2007 ;
- acknowledged and shared the reports issued by the Internal Auditing Department at the end of 2006 fiscal year and of the subsequent recurring Reports issued by the same Department during the present year.
- acknowledged the summary of the reports issued by the Internal Auditing Department to support Compliance Committee;
- acknowledged the periodic Report issued by the Compliance Committee on the activities performed to develop the Organisation Model (ex D. lgs. 231/01) adopted by the Company due to the resolution approved by the Board of Directors meeting on November 7, 2006 and as result of the assessments performed and the steps made by the Compliance Committee self;
- acknowledged and positively assessed the reports of the audit firm Deloitte & Touche S.p.A. on Mediaset S.p.A. and Mediaset Group annual corporate and consolidated financial statements at December 31, 2006;

- acknowledged and positively assessed the proposal of the company Price Waterhouse Coopers Advisory on "Internal Control System –First Stage of the Self Risk Assessment adjustment to the Enterprise Risk Management methodology" and decided to submit such proposal to the Board of Directors;
- examined, to support the Board of Directors, the proposal of a guidelines-scheme for Mediaset Group internal control, processed by the competent department with the external support of firm Price Waterhouse Coopers Advisory, and decided to submit the proposal to the Board of Directors for the assessments of its own competence in compliance to the Corporate Governance Code;
- acknowledged the periodic up-dating of the TV "rights suppliers" arranged by RTI S.p.A. Rights Department;
- acknowledged the progresses made by the firm Price Waterhouse Coopers Advisory on the activities to support the Person in charge to issue all the accounting documents in compliance to the Act 262/2005 and to the internal control system subject of the aforementioned duties;
- acknowledged the informative report on Deloitte & Touche audit charges further to Mediaset investment in Endemol on July 2007and in Medusa Group as well as the establishment of the company New Century Advertising Co. Ltd. In China;
- acknowledged the selection started to choose the Auditor firm that will be entrusted to audit the financial statements of Mediaset Group for the next nine years (2008-2016) in compliance to the law in force;
- pursuant to 11.1, lett. d) of Mediaset Corporate Governance Code, assessed adequate and structurally complete the proposals submitted by the audit firms Price Waterhouse Coopers S.p.A. and Ernst & Young S.p.A. to gain the office to audit the financial statements of Mediaset Group for the next nine years (2008-2016);
- acknowledged the "Policy to manage the financial risk" of Mediaset Group and of the policies "to manage the credit risk" connected respectively to:
  - Mediaset S.p.A., RTI S.p.A. and their subsidiaries;
  - Publitalia '80 S.p.A. and its subsidiaries;
  - to the companies of the Medusa Group;
- On behalf of the Board of Directors, drew up "the Guidelines regarding Mediaset strategic, economic, financial and asset significance operations and especially those with related parties" and decided to submit them to the Board of Directors , for its competence, expressing its positive advice to adopt them;
- After having expressed a first positive assessment on the 'Policy for the Internal Control System Management' accepted by the Executive Officer designed to supervise the practical effects of the internal control system, on the basis of the guidelines spread by the Board of Directors during the meeting on June 28, 2007 and on its own request, expressed a positive advice on that Policy during the Board of Directors meeting on December 18, 2007.

During the first months of 2008 the activity of the Committee proceeded and, in the two meetings held, it:

- positively assessed the "2008 Work Schedule" arranged by the Person in charge of the Internal Control and requested to start a periodic external audit through an 'independent review' on the whole internal control system within 2008;
- requested to the Persons in charge an updated situation to be submitted to the Board of Directors on the impact of Act nr. 123 dated August 3, 2007 regarding the health and safety at work and on the impact of the new Consolidated Act on Anti-Money Laundering (D. lgs. Nr. 231 dated November 21, 2007);
- acknowledged the activities performed to support the Person in charge to issue the company accounting documents ex Act 262/2005 to obtain the certificate regarding the annual and consolidated financial statements at December 31, 2007 pursuant to art. 154 bis, par. 5 of the Finance Consolidated Act;
- examined the results shown in the advice report issued by audit firm Deloitte & Touche S.p.A., positively assessing both the details described and the pertinent suggestions as well as the work made by Mediaset Group management for their implementation;
- assessed, together with the Person in charge, the issue of the company accounting documents and, together with the audit firm Deloitte & Touche S.p.A., the accounting principles applied in the Mediaset Group as well as their homogeneousness to draw up the consolidated financial statement and considered them correctly applied;
- examined and positively assessed the "Fast Closing" proposal of the audit firm Deloitte & Touche S.p.A., regarding the attendance to the closure in advance and the approval of the semi-annual report on June 30, 2008 in compliance to the new time-recording arising from the "Transparency" EU Directive, and decided to submit such proposal to the Board of Directors ;
- acknowledged and shared the remarks contained in the report issued by the Person in charge for the Internal Control and by the Internal Auditing Department regarding "the Self-assessment of the Mediaset Group internal control system" referred to the fiscal year 2007.

During the aforementioned activities and on the basis of the reports received by the Person in charge for the internal control, no major facts emerged such as to warrant comment and the Committee considered adequate the Internal Control System.

Besides, the Committee, due to the assessments performed by the Person in charge for the Internal Control as well as due to the 'Policy for the management of the Internal Control System' adopted by the Person in charge to supervise the internal control system effectiveness on the guidelines issued by the Board of Directors in the meeting dating back June 28, 2007, proposed to the Board of Directors to assess the internal control system totally efficient and effective according to the Corporate Governance Code.

The Chairman of the Statutory Auditors or one Auditor were present to the Committee meetings.

The Committee adopted its own operational regulation and all the a.m. meeting have been regularly recorded. The person in charge for the Company Affairs Department attends all the meetings and accepts the charge of Committee Secretary. Some days before the meeting the Secretary, in accordance with the Chairman of the Committee, sends all the documents available to the Internal Control Committee in order to give them a survey of the topics in agenda .

Performing his duties the Internal Control Committee, through the Secretary of the Board of Directors, was able to access all the pieces of information and all the company and/or the Group functions and/or made use of external consultants.

On March 01, 2007 the Board of Directors, within the limits of the budget approved, assigned to the Internal Control Committee EUR 350,000.00 for the fulfilment of its commitments.

The members of the Committee collect an attendance fee for participate to the meetings as established by the Shareholders' Meeting on April 20, 2006.

12. INTERNAL CONTROL SYSTEM

The internal control system consists of rules, procedures and organization structures aiming to achieve a sound consistent and correct company management with prearranged targets through adequate processes of identification, measurement, management and monitoring of the main risks.

In compliance with art. 10.5 of Mediaset S.p.A. Corporate Governance Code, the Board of Direction, assisted by the Internal Control Committee:

a) fixes the guidelines of the internal control system to identify, measure, manage and monitor the main risks affecting the company and its subsidiaries, and defines the consistency criteria of such risks with a sound and correct company management;

b) identifies an Executive Officer responsible for supervising the internal control system effectiveness;

c) assesses, at least once a year, the adequacy, the actual and the effectiveness of the internal control system;

d) describes in the Corporate Governance Report the main elements of the internal control system, signifying its own global adequacy assessment.

The Board of Directors, moreover, exercises its own duties on the internal control system by keeping in the right consideration the reference models and the best practices existing within the national and international limits. Special attention is paid to organization and managing models adopted in compliance to D.Lgs 231/2001.

Pursuant to art. 10.5 a) of the company Corporate Governance Code, on June 28, 2007 the Board of Directors, with the positive assessment of the Internal Control Committee, fixed the guidelines of the internal control system in such a way that the main risks regarding the company and its subsidiaries would be identified, measured, managed and monitored properly and defined the consistency criteria of such risks with a sound and correct company management.

The guidelines identifying the Enterprise Risk Management Framework –as reference model for the internal control system protection- let the Executive Officer implement them by adopting the "Policy to manage the Internal Control System" fixing the elements composing the internal control system.

According to the Enterprise Risk Management method, the control system develops starting from the company strategy definition. The company targets have been detected by the methodology according to the following categories:

- strategic targets: high level targets, aligned and supporting the *mission*;
- operative targets: connected to the effective and efficient use of the resources ;
- *reporting* targets: connected to the reliability of the external and internal *reporting*;
- *compliance* targets: connected to the law and the applicable regulation compliance.

Mediaset Group internal control system must be able to identify and measure the main company risks that can sap the a.m. targets achievements, according to the features of Mediaset S.p.A. and its subsidiaries activities on the basis of the following criteria:

- nature of risk, referring to strategic, operative, reporting and adherence to the law risks;
- risk attitude able to compromise the capacity to achieve the company targets;
- organization attitude to manage in the adequate way the identified risk.

The correct company risks monitoring is performed through the assessment of the internal control system suitability to attain an acceptable total risk profile. Specifically Mediaset Group internal control system expects:

- the management methodically monitoring of the main company risks aiming to identify and implement, if necessary, corrective interventions, on the existing control point;
- independent periodic assessments to test the adequacy and the effectiveness of the internal control system, as well as the quick execution of specific assessment intervention in case of signalled weakness;

- reporting rules on the adequacy and effectiveness of the internal control system.

To this purpose the Executive Officer in charge to supervise the effectiveness of the internal control system manages the Mediaset Group Internal Control System so as to be able to:

- react quickly to significant risk conditions, expecting adequate control actions;
- guarantee, within the company processes, an adequate level of separation between the operative and control offices, so as to avoid clash of interests in the duties assigned ;
- guarantee within the operative and administrative-accounting duties, the use of systems and procedures able to ensure the exact record of the company events and of the managed facts, as well as the arrangement of reliable and quick information flows inside and outside the Group;
- detect modes for a quick communication of the significant risks and of the unusual controls to the appropriate Group levels allowing the identification and the quick execution of the corrective measures.

According to Mediaset S.p.A. Corporate Governance Code, from the operative view-point the institutional profiles of the internal control system are supported by:

- Risk Office, responsible for the risk managing process coordination through the definition, the *monitoring and* the consolidation of the process , in accordance with the Enterprise Risk Management model;
- Internal Auditing, responsible for the independent audit activities to assess the adequacy of the internal control system and to monitor its real effectiveness.

On March 11, 2008 the Board of Directors meeting assessed the internal control system adequate and fully effective and efficient on the basis of the periodical reports received by the Persons in charge for its supervision and by the Internal Control Committee.

12.1. EXECUTIVE OFFICER IN CHARGE TO SUPERVISE THE FUNCTIONALITY OF THE INTERNAL CONTROL SYSTEM

On March 1, 2007, the Board of Directors, after consulting the *Internal Control Committee, appointed* the Chairman, Fedele Confalonieri, to the position of Executive Officer in charge to supervise the functionality of Mediaset S.p.A. internal control system up to the expiration of the Board office and, precisely, up to the financial statement approval on December 31, 2008 assigning him all the duties listed in the new Mediaset Corporate Governance Code.

As already said, the executive officer has been entrusted to supervise the internal control system functionality and, specifically, he carried out :

- the evaluation of the main company risks (strategic, operative, financial and of compliance), taking into account the main features of the activities performed by the company and by its subsidiaries according to the internal control system guidelines defined by the Board of Directors. On December 18, 2007, the Board of Directors meeting examined the Executive Officer Report on the main company risks and on the "Internal Control System Policy". After a keen analysis, the model under definition has been supplemented and extended to the new acquired Medusa Group and to the Spanish related company Telecinco in order to guarantee the homogeneous planning. The new model will use the Mediaset Group strategic targets as starting point. Up to now the main business processes and their supports have *been identified.* They operate in the standard management to achieve the strategic targets and, therefore, to mitigate or, at least, manage the connected strategic risks. This analysis and assessment process, already started on 2007 with the involvement of the Group management, will be developed during the 2008 fiscal year and a first overall assessment of the internal control system will be expected within the first six-months of the next fiscal year;

- the execution of the guidelines adopting the "Policy for the Management of the Internal Control System", with positive assessment of the Internal Control System Committee; this Policy fixes the elements of which the internal control systems consists as well as the activities for their management and monitoring;

- the adjustment of such system to the operative conditions dynamics and to the lawgiving and normative outlines;

- the proposal of confirmation of the Person in charge for the internal control system to the Board of Directors meeting on March 1, 2007.

12.2. PERSON IN CHARGE FOR INTERNAL CONTROL

On April 21, 2006 the Board of Directors meeting appointed Mr Aldo Tani as Person in charge for Internal Auditing function within Mediaset Group. In a second time Mr Aldo Tani has been reappointed in his function by the Board on March 1, 2007 as proposed by the Executive Officer supervising the Internal Control System and with the positive assessment of the Internal Control Committee according to the provisions of art. 10.6 of the Corporate Governance Code of the company. Pursuant to art. 13 of the enclosed Code, the following duties have been assigned to the Person in charge for internal control.

In accordance to art. 13 the Person in charge of internal control:

a) ensures that the internal control system is always adequate, fully operational and effective;

b) is not responsible for any operating divisions and does not report hierarchically to any manager of the operating divisions;
c) has direct access to all useful information for the performance of his/her duties;
d) is provided with adequate means to perform the functions assigned to him/her;
e) reports to the Internal Control Committee, to the Board of Statutory Auditors and to the Executive Officer in charge to supervise the effectiveness of the internal control system. In details, he/she reports on the procedures involved in risk management, on the compliance with the plans defined for their reduction and expresses his/her assessment on the internal control system to achieve an acceptable overall risk profile.

The Board did not fix any remuneration to the Person in Charge for the Internal Control as he collects a total remuneration being Internal Auditing Director.

The Board did not fix any financial means for the Person in charge to fulfil his/her duties in the internal control as he dispose of the funds of the Internal Auditing Department.

The Person in charge for Mediaset S.p.A. internal control reports regularly to the internal Control Committee (disposal of the 2007 Work Schedule and the Self-assessment report on the internal control system of Mediaset Group) to the Board of Statutory Auditors and to the Executive Officer.

To support the technical advice on the adequacy of the internal control system, the Person in charge for Mediaset S.p.A. shares in advance:

- the conditions of the Internal Control System with the related companies Referents each one with his specific responsibility;
- the outcomes of the Audit Plan with the Group Internal Auditing function;
- the outcomes of the Audit Plan pursuant to D.lgs 231/01 and performed by the Group Compliance Committee;
- the outcomes of the risk evaluation process to identity the main company risk areas and the outcomes of the Compliance process pursuant to Act 262/05 with the Risk Office.

The Person in Charge for Mediaset S.p.A. Internal Control holds periodic communication links with the subsidiaries Referents, with the Executive responsible pursuant to Act 262/05, with the external auditing company and with the other company bodies and divisions with the supervision or monitoring duties on the Internal Control System (such as, for example, the Compliance Committee pursuant to D. Lgs. 231/01, the functions in charge to assess the compliance to Act 626/94 on Safety and to Act 196/03 on Privacy, and so on), each one for its own responsibility.

The Person in charge for Mediaset S.p.A has been identified in the Internal Auditing Director profile.

12.3. ORGANISATION, MANAGEMENT AND CONTROL MODEL PURSUANT TO D. LGS. 231/2001

The Organisation, management and control model pursuant to D. Lgs. 231/2001 was approved by the Board of Directors of Mediaset on July 29, 2003 and subsequently supplemented by the resolution of December 18, 2003.and November 7, 2006.

By adopting its own Organization Model, Mediaset S.p.A. aims to achieve a general set of behaviour principles –as well as of procedures- to fulfil the requirements of D.Lgs. 231/01 to prevent crimes and administrative illicits, and to monitor its implementation.

The Organization model adopted, in fact, consists of an systematic set of principles, rules, dispositions and organization schemes referred to the managing and monitoring of the company activities as shown in an explanatory document containing general rules suitable to prevent the illicits detailed in the D.Lgs. 231/01.

Since the adoption of its own Organisation model, in compliance with the provision of article 6, par. 1, letters b) and d) of the aforementioned D. Lgs., Mediaset S.p.A. has opted for a single-person Compliance Committee with the independence, professional skills and continuity of action needed to perform its function and has identified in the Person in charge for the internal control system of the company the most appropriate subject to carry out such duties.

On 2006, in the framework of the existing preventive control system and corporate governance initiatives already underway, drawing on an internal work group with the support of outside consultants, Mediaset S.p.A. did every effort to complete the alignment of its Organisation, management and control model with the provisions of D.Lgs. 231/2001 (such as "market abuse"), in consideration of the new legislation recently introduced and the relative case law. The adjustment proposals have been examined by Mediaset S.p.A. internal Control Committee that expressed its favourable advice during the meeting on October 2006.

Specifically the amendments regard:

- the extension of the illicit cases which can arise an administrative liability for the company due to the new legislation on "market abuse" (that is *"abuse of privileged information"* and *"market manipulation"*) and on the "organised transnational crime;
- the distinction between *"areas of activity at risk"*, or the areas of activity of the company in which crimes could potentially be committed, and the processes which are instrumental in committing crimes;
- the transformation of the Compliance Committee from a single-person to a multi-person structure and a wider direction framework for the Compliance Committee;
- a completer description of the activities of information and training of the company on the Organization Model.

On 7 November, 2006 the Board of Directors meeting approved the amendments and supplements to the Organisation, management and control model of the company and established the Compliance Committee comprising two members, who will remain in office for the period of office of the Board of Directors, appointing as members of the body the Person in charge of internal control of Mediaset S.p.A., Mr Aldo

Tani, and the external consultant Mr Adriano Melai, after verifying the requirements established by the Model for said body.

Compliance Committee Members

Aldo Tani	Internal Audit Director and Person in charge for internal control
Adriano Melai	External consultant

Although D. Lgs. 231/2001 makes no provisions in this regard, Mediaset decided that the adoption of a multi-person Compliance Committee, comprising a member employed in the company and an external member, offers additional guarantees, particularly as far as concerns the effectiveness of controls, in consideration of the size and complexity of the company organisation.

The members of the Compliance Committee must satisfy integrity criteria similar to those applied to the company directors, must have adequate professional skills in consideration of their role and, in general, there must be no reasons for clash of interests with other functions and/or company offices. Adherence to these requirements is verified from time to time by the Board of Directors of the company, both before appointment and throughout the period in which the members of the Compliance Committee remain in office. Should the aforementioned compliance requirements no longer be met, the mandate granted to the member in question is terminated.

Performing its duties the Compliance Committee is expected to be supported by the internal auditing department to take advantage each other of their mutual skills. In this way the Compliance Committee ensures high professionalism and continuity of action.

The Compliance Committee is expected to be supported by other company departments depending on the specific profile needed, such as the Legal Affairs Department, the Company Affairs Department, the Personnel Department (with reference, for example, to personnel information/training, procedures formalization and sanctions) and the Administration Department.

The following duties and powers have been assigned to the Compliance Committee:

- ensure that the rules contained in the Model are observed by the relevant individuals, signalling each eventual non-compliance and the sectors that are most at risk, in view of the violations revealed ;
- to check the real efficiency and effectiveness of the Model to prevent illicits ex the D.Lgs. 231/01 from being committed, with regard to the individual company departments and business activities performed;
- to ensure that the Organization Model holds soundness and functionality over the time;
- to check the need of updating the Organization Model either in case of regulations changes or in case of variations in company operating areas;
- to collect from all the company Entities involved in the organization Model, the company documents and any additional information necessary to carry out its own duties;
- to verify the adequacy of the initiatives to improve information and training on the principles, on the values and on the behaviour regulations contained in the organization Model as well as the knowledge level;
- to verify that initiatives to promote and to improve the information and the training on the principles, on the values and on the behaviour regulations contained in the organization Model have been carried out as well as to assess the knowledge level, even through clarification requests and reports received, have been disposed;
- to report to the various company bodies.

Aiming to perform its duties the Compliance Committee can carry out any inspection on the Organization Model application even in separate way and according to its independence and discretion .

At the end of the codification process of the existing organization, managing and control system as well as after the renovation of the company behaviour methods/rules, the company sorted out the procedures regarding the Organization Model, collecting them in proper documents and disclosing them to the involved Entities and, anyhow, keeping them at the Entities' disposal through their publication in the company intranet. Behaviours procedures/rules referable to the organization Model are integrated with all the organization guidelines adopted by the company, with the organization charts, with work orders, with the company office and proxy assignment system – as referable to the Model self- and already in use and in operation within the company.

The Italian Mediaset S.p.A. related companies adopted independent initiatives to adequate their own organization Model, on the basis of their features and of their specific operation areas .

On 2007 the Compliance Committee reported both to the Internal Control Committee and to Board of Directors every six-months.

Specifically during the Board of Directors meeting on November 6, 2007 Mediaset Compliance Committee notified the Board that the Act nr. 123 dated August 3, 2007 has come into force and that, through the cancellation of one or more legislative decrees, it rearranged and coordinated the regulation on health and safety at work. It has been extended to all the activities sectors and to all the risk typologies including employees, self-employed workers and all the equivalent profiles. Specifically art. 25-septies ex D. Lgs

231/2001 adds administrative liabilities for the Companies in case of some specific negligent crimes (such as "*manslaughter*" and "*severe or extremely severe injuries*") committed by infringing the accident prevention rules and the health at work regulations .

On the basis of the actions performed, the Compliance Committee assessed that the Organization Model is consistent and adequate to prevent the crimes listed in D. Lgs. 231/01, with the exemption of the health and safety at work aforementioned due to the new lawgiving disposal.

In the subsequent meeting on February 26, 2008 the Board of Directors took note of the coming into force the new Consolidated Act on Anti-Money Laundering (ex D. Lgs. 231, dated November 21, 2007) starting a series of measure aiming to strengthen the strategy to prevent money laundering and terrorism financing. One of the most important innovation is the inclusion of the money laundering crime among the crimes that can arise the administrative liability of the companies (art. 63).

On both the aforementioned themes (Act nr. 123 dated August 3, 2007 and D. Lgs. Nr. 231 dated November 21, 2007) Mediaset S.p.A. has already formed a working team with the cooperation of external consultants to evaluate the impact of the new regulations and modify the Organization Model accordingly as well as to adopt new behaviour procedures/rules or to modify the existing ones.

The Organization Model of Mediaset S.p.A. is published on the company website www.mediaset.it (corporate/impresa/modello231_01_en.shtml).

12.4. INDIPENDENT AUDITORS

The task of auditing the annual corporate and consolidated financial statements, plus the interim report, for the three-year period 2005/2006/2007, was assigned by the General Meeting of April 29, 2005 to the auditing firm Deloitte & Touche S.p.A., pursuant to articles 156 and 159 ex D.Lgs. 58 dated February 24, 1998, and CONSOB communication no. DAC/RM/97001574 dated February 20, 1997.

12.5.EXECUTIVE OFFICER RESPONSIBLE TO DRAW UP THE COMPANY ACCOUNTING DOCUMENTS

On April 20, 2006 the Shareholders' Meeting conformed the company bylaws to the new regulations introduced by the savings law. The profile of the Executive Officer responsible to issue the company accounting documents set by art. 28 of the bylaws arise from the aforementioned provision.

The coordinating D. lgs. nr. 303 dated December 29, 2006 introduced some innovations in the aforementioned profile compared with the "savings law" (art. 154 bis of TUF - the Consolidated Text on Financial Intermediation). Mediaset bylaws has been conformed after the enforcement of the Consob fulfilment regulations and, specifically, during the Board of Directors meeting on June 28, 2007. Such changes involved the requirements of professionalism and honourability of the Executive Officer responsible to draw up the company accounting documents. Concerning the Executive Officer responsible to draw up the company accounting documents, the article 28 of the bylaws states that *"the Board of Directors appoints and removes, upon Statutory Auditors advice, an Executive responsible to draw up the company accounting documents choosing him among the candidates with a total job experience of at least three years in (a) the administration or control area, with managerial duties and financial, accounting or control experience at stock corporations with corporate capital of at least EUR two million or companies trusts with a share capital of at least EUR two million, or (b) the professional profiles skilled in law, business management, financial matters strictly pertaining to the company activities, or (c) the management functions at state-owned bodies or at public administrations operating in the credit, financial and insurance areas or, anyhow, in activity areas strictly connected to those of the Company .*

The phrase "matters and sectors activities strictly connected to those of the Company" refers to the matters and sectors listed in the art. 4 of the present bylaws. The Board of Directors confers to the Executive Officer responsible to draw up the accounting documents adequate powers and means to fulfil the duties assigned in compliance to the law and to the regulation.

The disposal ruling the directors responsibility regarding the duties granted are also applied to the Executive Officer responsible to draw up the accounting documents ".

Only after such change, on July 17, 2007 the Board of Directors examined the curriculum vitae, ascertained the skills and the honourability and then, after the positive advice of the Board of Statutory Auditors, passed the resolution to appoint as Executive Officer responsible to draw up the company accounting documents Mr Andrea Goretti, Executive Officer of the Administration and Control of Foreign Interests Department of the company, conferring him all the powers and duties necessary to the fulfilment of his commitment. He will remain in office for the period of office of the Board of Directors, therefore up to the date of the meeting for financial statement approval on December 31, 2008.

The Executive Officer responsible is conferred of all the duties set by art 154 bis of TUF (the Consolidated Text on Financial Intermediation) and specifically:

- the arrangement, in cooperation with the functions in charge, of adequate administrative and accounting procedures to draw up the annual corporate and consolidated financial statements, the six-months report and every other company disclosure to the market on accounting matters;
- the issue of a written statement certifying the conformity of the actions of the Company with its disclosure to the market on accounting matters and referred to the accounting disclosure during the year with its documental outcome, with its accounting books and with its accounting records;
- the statement fitted with a report, drawn up in compliance to the model established by the Consob regulation to be enclosed to the financial statement, to the six-months report and to the consolidated financial statement, certifying the real application of the aforementioned

procedures during the period under exam, as well as conformity of these documents to the accounting books outcomes and to the accounting records and their suitability to supply a truthful and correct description of the economic and financial status of the Company and of all the enterprises included in the consolidation;
- the evaluation, together with the Internal Control Committee and with the auditors, of the correct use of the accounting principles and, in case of Group, of their homogeneousness to draw up the consolidated financial statement.

Besides, the Executive Officer in charge has been conferred of the organization and managing powers needed to fulfil the duties entrusted by the law in force, by the Bylaws and by the Board of Directors, such as:

- together with the responsible people of the competent functions, the implementation of a business organization aiming to make evident the duties descriptions and the responsibility of the resources involved in the company functions and pertaining to accounting and drawing up of the annual and consolidated financial statements, of the six-months report and of each other disclosure to the market on accounting matters ;
- to ensure the correct application of the administrative and accounting procedures impacting on the drawing up of the annual and consolidated financial statements, on the six-months report and on each other disclosure to the market on accounting matters;
- to make use, when needed, of the Internal Auditing function to be supported in the audit activity to assess the effective application of the administrative and accounting procedures pursuant to par. 3 of art. 154-bis ex D. lgs. nr. 58 dated February 24, 1998, activity now is carried out by the Risk Office function established for this purpose ;
- to make use of the function responsible for identification and managing of the adequate resources to support him in the fulfilment of the duties assigned him by art. 154-bis ex D. lgs. nr. 58 dated February 24,1998;
- to supervise on the establishment and on the regulation of specific communication flows as well as on the coordination with the model established ex D. Lgs. nr. 231 dated June 8, 2001 with the procedure for the treatment of the confidential information within the Company including the arrangement and disclosure of the press releases of art. 114 ex D.Lgs. nr. 58 February 24, 1998, and art. 66 of the Broadcasting Regulation.

Pursuant to Act 262/05, as far as the fiscal year 2007 is concerned, the Executive Officer responsible to draw up the company accounting documents, making use of the Risk Office function and assisted by external advisors, implemented the evaluation plan, the adaptation and documentation of the Control System to the main company procedures of the main operative companies of the Group (Mediaset, RTI, Videotime, Elettronica Industriale, Publitalia e Media Shopping).
Specifically the following steps have been carried out:

- identification and evaluation of the company processes and of its risks;
- analysis of the adequacy of the controls set on administrative-accounting and financial aspects;
- execution of tests and issue of the referred documents to state they have been carried out;
- formalization of *remediation plans* aiming to eliminate incidental lacks in the controls made.

Concerning Medusa Group and Gestevision Telecinco there have been concluded the steps of risk identification and evaluation as well as the analysis of the adequacy of the main company processed.
The statement, issued in accordance with the model established by the Consob regulation on the adequacy and real application of the procedure and their compliance to the accounting books outcomes and to the accounting records as well as their qualification to supply a truthful and correct economic and financial situation of the Company and of the enterprises included in the consolidation undersigned by the Executive Officer responsible to draw up the company accounting documents and by the Chairman of the Company, has been enclosed to the financial statement 2007.

In compliance to Mediaset Corporate Governance Code, the Executive Officer in charge, together with the Internal Control Committee and with the auditors, assesses the correct use of the accounting principles and, in case of Group, their homogeneousness to draw up consolidated financial statement, activity started, in actual facts, during the first months of 2008.

13. DIRECTORS' INTERESTS AND TRANSACTIONS WITH RELATED PARTIES

On March 1, 2007 the Board of Directors assigned to the Internal Control Committee the office to work out a guideline proposal to identify the transactions with strategic importance and the transactions with related parties on the basis of the already existing provisions in force and of the present organization structure.

On December 13, 2007 the Internal Control Committee examined the general criteria. Pursuant to the Stock Exchange Corporate Governance Code, on December 18, 2007, with the positive advice of the Internal Control Committee, the Guidelines of Mediaset S.p.A. on transactions with strategic, economic, financial and equity importance, and specifically those with related parties, have been approved.

The guidelines identify the transactions with strategic, economic, equity and financial importance of the company and of the related parties and specifically with those correlated parties that, in compliance with Mediaset S.p.A. Corporate Governance Code, must be submitted to the preventive check and approval of the Board of Directors.

The following transactions are considered of specific importance and must be submitted to the preventive check and approval of the Mediaset S.p.A. Board of Directors:

– the settlement of every agreement or incorporation dealing, the single transaction of which

involves amounts greater than EUR 13.000.000,00 and through a company shareholder holding more than 5% of shares (or companies belonging to the same shareholder's group, and for this considered related companies, the holding companies or individual persons and the related companies held by him/her);

- the settlement of every agreement or incorporation dealing, the single transaction of which involves amounts greater than EUR 130.000.000,00, with any part and under any form;
- the issue of non-convertible debentures within the limits of art. 2412 of the Civil Code and, anyhow, up to a maximum amount of EUR 300.000.000,00, taking into account that issues above such limit must be authorized by the extraordinary meeting.
- the transactions imposing the Company to issue a disclosure drawn up in compliance to the Consob regulations;
- the transactions involving amounts greater than EUR 65.000.000,00 with any party and under any form and concerning :
    - a) the purchase or sale of enterprises or enterprises branches, assets and other activities;
    - b) the purchase or sale of equity stakes;
    - c) the establishment of companies and, anyhow, the partnership achievement or strategic alliances lasting more than 3 years, but excluding the enterprises temporary associations;
    - d) the grant of loans or warranties both real and personal;
    - e) the underwriting of loans, credit lines or other payable credit transactions;
    - f) the transactions agreement;
- the issue of financial instruments;
- the mergers or splits agreed with any party, according to which the total worth assets of the incorporated company (merged), in other words of the activities referred to the split, is equal or greater than 3% of the total Mediaset assets, resulting from the last consolidated financial statement.

Those transactions, that considered one by one do not exceed some of the parameters set but that can be referred to the same strategic planning, are anyhow considered "with strategic importance" – and, therefore, have to be checked and approved by the Board of Directors- if, considered all in all, exceed the said parameters.

The Board of Directors, the Group operability permitting, checks and approves in advance le transactions with "specific significance".

During the check and approval of the transactions "with specific significance", Mediaset deputy bodies submit all the necessary pieces of information on Mediaset interests, transaction completion, feasibility and economic sustainability as well as consistency with Mediaset strategic plans.

On the Board of Directors instruction the deputy bodies make sure that the directors of the related parties are informed of the identification criteria of the transactions "with specific significance" .

There have been qualified as transactions with the related parties the following transactions that must be submitted to preventive check and approval of Mediaset S.p.A. Board of Directors:

A) transactions with related parties involving amounts greater than EUR 13,000,000.00 -that, according to the object, the nature and the realization times, are unrelated to the ordinary management of the company - atypical, unusual and at non standard conditions.

For the said transactions it has been established to refer to the object:

- transactions of financial nature (such as, for example, granting or underwriting loans, granting collateral, dealings in bonds or in financial instruments in general);
- transactions referred to industrial ownerships, such as trademarks and copyrights;
- real estate transactions (including also leasing transactions) not destined to the instrumental use within the entrepreneurial activities of the company ;
- commercial or industrial agreements lasting more than five years and implying the exclusive rights obligations or restrictions to the entrepreneurial activity peculiar of the company;

when the nature and the times of the realization are:

- transactions accomplished with completely atypical or unusual features (meaning that the transaction object or nature are not coherent with the core business of Mediaset S.p.A. and of its directly and/or indirectly connected companies, and that show specific elements of criticality connected to their features, to the risks linked to the counterpart or to the achievement times) and to non standard conditions (meaning those accomplished at non similar conditions to those usually applied to entities different from the related parties).
  By way of example the following cases can be considered atypical or unusual:
    - o the time slot between the agreement definition and its execution (for example those contracts in which the service is anticipated without reason compared to the counter-service of the counterpart);
    - o the agreements definition and the execution time differ of more than a reasonable lapse of time even considering the kind of service (for example agreements in which the execution differs of more than three years, implying also the need to raise the compensation agreed);

- the agreements definition with substantially similar and repeated content and at fixed time slots (such as the splitting of a sole and more complex transaction);
- transactions defined adopting atypical compensations (for example barters with asset different from financial instruments fungible and easily payable) or counter-service of services non-fungible and unlikely replaceable or with assignation or assumption of debts;
- transaction defined through non-leading brokers or not recognized in the area of the transaction self;
- transactions defined on fiscal year end or quarter end cut off dates, so as to change or affect the financial statement representation or the quarter or the semi-annual statements;
- repurchase transactions of assets formerly sold to the same entity, in absence of situations implying the resolution of the former agreements or taking up options formerly agreed.

B) Transactions with related parties involving amounts greater than EUR 130,000,000. 00 for each single transaction.

C) Transactions involving amounts greater than EUR 13,000,000.00, for each single transaction, with a company shareholder holding more than 5% of shares (or companies belonging to the same shareholder's group, and for this considered related companies, the holding companies or individual persons and the related companies held by them).

D) Transactions with related parties involving amounts greater than EUR 65,000,000.00, under all kind of form and concerning:

a) the purchase or sale of enterprises or enterprises branches, assets and other activities;
b) the purchase or sale of equity stakes;
c) the establishment of companies and, anyhow, the *partnership* achievement or strategic alliances lasting more than 3 years, excluding the enterprises temporary associations;
d) the grant of loans or warranties both real and personal;
e) the underwriting of loans, credit lines or other payable credit transactions;
f) the transactions agreement.

Transactions, that individually do not exceed some of the parameters but that are part of the same strategic planning are anyhow considered "with strategic importance" – and, therefore, have to be checked and approved by the Board of Directors- if, considered all in all, exceed the said parameters;

E) mergers or splits agreed with any party, according to which the total worth assets of the incorporated company (merged), in other words of the activities referred to the split, is equal or higher than 3% of the total Mediaset assets, resulting from the last consolidated financial statement

F) transactions with related parties imposing the Company to spread disclosures draw up pursuant to the Consob regulations (art. 71 bis of the Broadcasting Regulation);

Identification of the related parties

According to the accounting principle defined by IAS 24 the related parties are:

a) the entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the entity (this includes parents, subsidiaries and fellow subsidiaries the party):
   - control Mediaset S.p.A.;
   - are controlled by Mediaset S.p.A., even jointly;
   - share with Mediaset S.p.A. the same controlling entity;
   - hold a Mediaset S.p.A. stake able to have a great influence on it;
   - jointly control Mediaset S.p.A.
b) the companies connected with Mediaset S.p.A.;
c) the Joint venture in which Mediaset S.p.A. is a venturer;
d) the entities with strategic responsibility in the entity or in its parent company entrusted with powers and duties of the planning, direction and control functions (Mediaset S.p.A. Directors and Statutory Auditors as well as Mediaset S.p.A. Directors with strategic responsibility, General Managers and Auditing Companies)
e) the close member of the family of any individual referred to in (a) or (d);
f) the entity controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Approval and execution method for the transactions with the related parties

All the transactions performed, even through subsidiaries, with related parties –including also those not submitted to the preventive check and approval of the Board of Directors- have to be passed and/or achieved satisfying the criteria of substantive and procedural fairness.

The Board receives adequate information on the relations, on the execution procedure of the transaction, on all the conditions, including the economic one, referred to its execution, to the evaluation process, to the interest and deep reasons and to the possible risks for the company. For example:

a) relation degree between the parties;
b) disclosure on the main features and contractual and financial conditions of the transaction;
c) Mediaset S.p.A. interest in the transaction achievement.

Concerning the transactions with related parties the directors with power of attorney or the directors responsible for the transaction shall file the aforementioned pieces of information.

The transactions submitted to the preventive check and approval of the Board of Directors will meet the following procedure:

- Transactions with related parties involving amounts greater than EUR 13 million and lower than EUR 130 million: preventive check of Mediaset S.p.A. Control Committee;
- Transactions with related parties involving amounts greater than EUR 130 million: due to the nature and features of the transaction, the Board of Directors requires the support either of the Internal Control Committee or of one or more experts –or of both- to acquire a complete opinion on the economic conditions and/or on execution procedures and/or on each technical aspect and/or on the validity of the transaction self.

Concerning the transactions non submitted to preventive check and approval of the Board of Directors, the directors with power of attorney and the directors responsible of the transaction have to collect and file all the information on the main features of the transaction, keeping them at disposal of the Board of Directors, of each individual Director and of the Statutory Auditors.

<u>Interests-holder Directors</u>

Before the treatment of a subject the Director must give exhaustive details to the other Directors and to the Board of Statutory Auditors on his/her interest, even potential, that can affect a specific company transaction on his/her or third parties behalf and independently from a clash of interests case. The Director must detail the nature, the terms, the origin and the degree of his/her involvement and, if he/she is the managing director must abstain from carrying out such transaction.

***

On the basis of the Spanish regulations the listed related company Gestevision Telecinco S.A. is solely subject to Spanish Law and to the Spanish Corporate Governance regulations. Therefore the principle of the Stock Exchange Code, acknowledged in the Mediaset Corporate Governance Code, according to which the Board of Directors of the company "checks and approves in advance the transactions of the Company and of its related parties when such transactions represent a strategic importance, ..." cannot be applied to Telecinco and its related parties

14. APPOINTMENT OF STATUTORY AUDITORS

The General Meeting appoints the Statutory Auditor Board, made up of three standing auditors and two alternate auditors. They serve for three fiscal years up to the date of the General Meeting called to approve the financial statements of the third year of their office, they may be reappointed.

All the statutory auditors must be members of the Italian Board of Certified Public Accountants at the Italian Ministry of Justice and must have audited accounts for at least three years.

The statutory auditors must also meet the requirements set forth by the Law and the Regulations in force. The Board of Directors probates their truth and veracity.

According to the Bylaws the members of the Board of Statutory Auditors shall be appointed through a transparent procedure on the basis of the slates presented by the shareholders. A candidate's name shall appear only on one slate, under penalty of becoming unelectable.

Slates may only be presented by shareholders who, at the slates presentation time, alone or together with other, account for the percentage interest in the company's share capital shown in the Bylaws for the Board of Directors appointment. The slates, accompanied by the professional CVs of the individuals listed and signed by their presenting members, must be lodged at the Company's registered seat at least fifteen days prior to the first calling of the Shareholders' Meeting to pass the Statutory Auditors appointment. Together with the slates the following documents shall be filed: (i) the data identifying of the shareholders filing the slates showing the total percentage of interest held, a certification attesting they possess the corresponding shares and an affidavit drawn up by an independent broker authorized by the Law to certify the shareholders' posessory titles, (ii) a statement certifying the lack of agreements or connecting relation of every nature with other important shareholders in accordance with the Law and the Regulations in force, (iii) a CV for each single candidate with exhaustive details of his/her personal and professional background (iv) all the pieces of information requested by the pro-tempore regulations in force at the call of the Shareholders' Meeting. Within the same term the candidates shall file their statements showing their acceptance to the nomination and the lack of ineligibility or non-admissibility reasons, including the plurality of offices and the law requirements, provided for by the Law, by the Regulations and the Bylaws for the members of the Board of Statutory Auditors as well as the list of administrative and control offices in other companies.

The Statutory auditors' appointment procedure is the following:
a) two standing auditors and one alternate auditor are chosen, according to the progressive list order, from the slate that received the highest number of votes;
b) the third standing auditor and the second alternate auditor are chosen, according to the progressive list order from the second slate with the highest number of votes who are not linked to reference shareholders as defined by defined in Article 148, par. 2 of the Consolidated Act.

In the event of a tie between two or more slates a second ballot among such lists will be performed pursuant to the pro-tempora regulation, the candidates obtaining the highest number of votes will be elected.

The Chairman of the Board of Directors is the candidate who obtained the highest number of votes and the Statutory Auditors will be those candidates who received the highest number of votes in the first and in the second highest voted slates.

In the event of only one slate filed, the Shareholders' Meeting votes on that slate. In the event that the slate obtains the relative majority, the Standing Auditors elected will be the three who gained the highest number of votes in progressive order of the relevant section and the Alternate Auditors elected will be those who gained the highest number of votes in progressive order of the relevant section; the Chairman of the Board of Statutory Auditors will be the person shown at the first place of the statutory auditors candidates section of the filed slate.

If a Statutory Auditor were to die, resign or be dismissed the first Alternate Auditor will replace him. In case of replacement of the Chairman, the Board of Statutory Auditors chooses and appoints the new Chairman among the members of the Board self and he will remain in office up to the next Shareholders' Meeting that will provide to elect the vacancies n the Board of Statutory Auditors.

15. STATUTORY AUDITORS

The slates furnished with the information and features of the candidates are published on the company website www.mediaset.it.
The curriculum vitae of the Board of Statutory Auditors are published on the company website www.mediaset.it (/investor/governance/organi/scheda_18_en.shtml).
The Board of Statutory Auditors has been appointed during the Shareholders' Meeting on April 29, 2005 and will expire on 31 December, 2007 with the Shareholders' Meeting to approve the financial statement and consists of the members shown in the below- Chart

Name and Surname	Office	In office from	Slate	Independent from Code.	% Board of Statutory · Auditors meeting participation.	Other offices
Francesco Antonio Giampaolo	Statutory Auditor	29/04/2005	Majority	/	100	2
	Chairman of the Board of Statutory Auditors	28/06/2007	Majority	/	100	
Riccardo Perotta	Statutory Auditor	29/04/2005	Majority	/	100	3
Francesco Vittadini	Alternate Auditor	29/04/2005	Majority	/		
	Alternate Auditor	28/06/2007	Majority	/	100	2
Giancarlo Povoleri	Alternate Auditor	29/04/2005	Majority	/		

CHART DESCRIPTION
Office: show if chairman, statutory auditor, alternate auditor.
Slate: show M/m whether the statutory auditor has been voted by a majority or minority list
Independent: crossed, if the statutory auditor can be qualified as independent according to the criteria set by the Code and specifying below the Chart if the criteria have been integrated or modified
% Board of Statutory meeting participation: show in percentage terms, the Statutory Auditor attendance to the meeting of the Board (to calculate such percentage, have been taken into account the number of meetings to which the statutory auditor attended compared to the meetings performed during the fiscal year or from the office assumption).
Other offices: show the total number of offices held pursuant to Book V, Title V, sections V, VI and VII of the Civil Code.

A synthesis of the personal and professional profile of the Board of Statutory Auditors follows.

FRANCESCO ANTONIO GIAMPAOLO - *was born in Ortanova/FG on February 15, 1943. He graduated in Economics and Business from the S. Cuore Catholic University, Milan. He is Business Expert and Chartered Public Accountant. From 1975 he has been working exclusively in the business area, building up a wide experience in legal, economic, technical and scientific fields. He is Technical Consultant for the Judge at the Court of Milan. For years he is being Chairman or member of the Boards of Statutory Auditors of medium-large companies in the industrial, commercial, financial and communication sectors. Among the others are included the following companies: Fininvest S.p.A.; Mediolanum S.p.A.;*

RICCARDO PEROTTA – *was born in Milan on April 21, 1949. He graduated in Economics and Business from "L. Bocconi" University, Milan. He is Business Expert and Chartered Public Accountant. From 1975 he has been practising as business expert mainly in the areas of business management, corporate and tax consulting. He is Associate Professor of Business Methods and Quantitative Assessments (accountancy and financial statements) at "L. Bocconi" University, Milan. He is member of the Board of*

Statutory Auditors of Gewiss S.p.A. (Chairman); of ENI S.p.A. (Statutory Auditor); of Snam Rete Gas S.p.A. (Statutory Auditor). He is author of many publications.

FRANCESCO VITTADINI – *was born in Bellano on May 25, 1943. He graduated in Economics and Business from "L. Bocconi" University, Milan. He was admitted to the Board of Business Experts of the town of Monza in 1971. He is Statutory Auditor of industrial, financial, insurance, communication and media companies among which DMT S.p.A. and Mediolanum S.p.A.*

GIANCARLO POVOLERI – was born in *Milan on April 27 1947. He graduated in Economics and Business from "L. Bocconi" University in Milan. He is member of the Board of Business Experts of the city of Milan.*

During the office the Chairman of the Board of Auditors, Achille Frattini, resigned from his office as detailed in the Chart below:

Name and Surname	Office	In office from/to	Slate	Independent from Code.	% Board of Statutory Auditors meeting participation.	Other offices
Achille Frattini	Chairman of the Board of Statutory Auditors	April 29, 2005 to June 28, 2007	Majority	/	100	2

During his office fourteen meetings of the Board of Statutory Auditors have been performed.

During the year the Board of Statutory Auditors evaluated, among other issues, the independence requirements persistence of its own members and supervised, also, on the independence of the audit firm, and its entities, verifying both the respect of the pertaining regulation disposals and the nature and extent offices supplied to Mediaset and to its related companies; the board of Statutory Auditors defined to have no remarks to point out.

The Board of Statutory Auditors cooperated also with the *internal auditing* office and with the Internal Control Committee.

As far as the requirements of the members of the Board of Statutory Auditors are concerned it is remarked that the present Board of Statutory Auditors, expiring at the next financial statement approval on December 31, 2007, holds all the law requirement.
The Board of Directors hopes that the next candidates to the statutory auditor office, in addition to the law requirements and even without expressly instruction in the Corporate Governance Code, would possess the independence requirements expected by art. 3 of the of the same Code for Directors.

16. SHAREHOLDERS RELATIONS

The Board of Directors does its utmost to set an ongoing dialogue with the shareholders based on the understanding of their reciprocal roles. At this aim the company website (www.mediaset.it) publishes both economic and financial information (financial statements, semi-annual and quarterly reports, presentations to the financial community and the Stock exchange trends of the financial instruments issued by the company) as well as data and documents of general interest to the shareholders (press releases, composition of the corporate entities and committees, bylaws, general meeting regulation, general meeting minutes, as well as documents and information on the corporate governance and on the organization model ex D. Lgs. nr. 231/2001).

In order to set a continuative relation with the shareholders based on the understanding of their reciprocal roles, the Board of Directors sorted out in the Group Finance, Control, Business and Development Director Mr. Marco Giordani, who depends directly from the Chairman, the Person in charge to manage the relations with the shareholders.

To this aim the Chief Financial Officer is assisted by the following two functions at his direct report:

- Corporate Affair Office, that supervises the relations with Retail and Institutional Investors (Consob, Borsa Italiana, ...);
- Investor Relations Office that supervises the relations with the financial community (Financial analysts, Institutional Investors, Rating Companies ...).

Contact names and telephone numbers for the Corporate Affairs Office and Investor Relations Office are published on the company website (www.mediaset.it).

According to the Corporate Governance Code, on the December 18, 2007 meeting, the Board of Directors considered such offices adequate fulfil all the duties able to ensure an effective and continuative support to the Financial Community and to the qualified Authorities involved.

17. GENERAL MEETINGS

The general Meeting, duly established, represents all the shareholders and its resolutions, passed in compliance with the law, bind them either if they did not take part to the meeting or if they totally disagree with the resolution. The ordinary and extraordinary general meeting is held, according to the provisions of the law, at the company's registered seat or elsewhere in Italy.

The Board of Directors supports initiatives to encourage the widest participation to the general meeting and to facilitate the shareholders' to assert their rights by making their utmost efforts to limit the restrictions and the fulfilments able to make difficult and burdensome for the shareholders to attend the meetings and to exercise their voting rights.

At this aim the Board of Directors, starting from the General Meeting on April 20, 2006 adopted several initiatives to encourage greater involvement of shareholders in the corporate life such as the issue of a notice convening the shareholders' meeting containing detailed pieces of information on the legitimating attendance to the meeting.

As shown in art 11) of the bylaws *"members may attend to the General Meeting provided they have sent to the Company the agent's notification prescribed by art. 2370, par. 2 of the Civil Code at least two whole days before the date of the specific meeting in question. The lodging of the agent's notification shall not prevent a member to dispose of his/her shares before the General Meeting takes place. In such cases the purchaser of shares may only take part in the General Meeting if he/she has completed the formalities laid down in the preceding paragraph at least two whole days before the date of the specific meeting in question."*

According to the law each shareholder with the right to attend the general meeting can be represented by written proxy.

All the directors usually attend the general meetings. General meetings also provide the chance to inform the shareholders on the company, in compliance with the regulations on the privileged information.

On April 9, 2001 the ordinary general meeting adopted the "General meeting Regulation" published on the corporate website www.mediaset.it (investor/azionisti/guidaazionista_it.shtml), which governs the execution of the works of the ordinary and extraordinary general meetings.

Prepared pursuant to article 124 bis, TUF; article 89 bis, Consob Issuer Rules; and article 1A.2.6., Instructions accompanying the Rules for Markets managed by Borsa Italiana

Issuer: Mediaset S.p.A.
Website: www.mediaset.it
Financial year to which the report refers: year ending 31 December 2007
Date of approval of report: 11 March 2008

CODE OF CORPORATE GOVERNANCE
MEDIASET S.p.A.

Article 1 – Role of the board of directors

1.1 The board of directors is the collegiate body which governs the company. It meets at regular intervals and is organised and operates in such a way as to perform its functions in an effective and efficient manner.
The directors act and pass resolutions independently and with full knowledge of the facts, pursuing the priority of creating value for the shareholders.
Pursuant to the provisions of the company bylaws in effect, the broadest possible powers of ordinary and extraordinary management of the company are conferred upon the board of directors, which is granted authority to perform all the actions held to be most appropriate in the pursuit of the company objects.
The board of directors may appoint one or more Vice Chairmen and grant authority to one or more of its members, also with the qualification of Managing Director, to perform all or some of its powers, without prejudice to the provisions of article 2381 of the Italian Civil Code and article 23 of the Company Bylaws. It may also appoint an Executive Committee, to which to delegate some or all of its powers, except for those reserved by law for the board of directors.
The board of directors may establish other committees, also comprising members who are not board directors, establishing their duties, powers and any remuneration, in addition to their composition and method of operation.
Delegated activities form the subject of reports to the board of directors during board meetings. Article 20 of the bylaws makes provision that the directors and the audit board be informed at least every quarter, by the board's delegated committees or officers or by others, about the company's general performance and foreseeable prospects, and about any significant transactions in terms of its profitability, finances, assets and liabilities, as well as any transactions in which the any director has a personal or representative interest or which have been influenced by any person in a position to exercise control and coordination over the company. The corresponding information shall also be provided in relation to the company's controlled subsidiaries. Where required for reasons of urgency or convenience, this information may also be given to its proper recipients by letter.

1.2 In detail the board of directors:

a) examines and approves the company's strategic, operating and financial plans, in addition to the corporate structure of the group it heads;
b) evaluates the adequacy of the organizational, administrative and accounting structure of the company and its strategically significant subsidiaries, with particular regard to the internal control system and the management of conflicts of interest;
c) delegates and revokes the powers of the Chairman, the Vice Chairman, the Managing Director and the Executive Committee, specifying limitations and the manner in which they must be exercised;
d) establishes, after examining the proposal of the special committee and consulting the audit board, the remuneration of the directors who are appointed to particular positions within the company and, if the shareholders' meeting has not already done so, determines the total amount to which the board directors are entitled;
e) evaluates the general performance of the company, with special regard to the information received from the Executive Committee, the Chairman, the Vice Chairman, the Managing Director and the Internal Control Committee, and periodically verifies the results achieved against those planned;
f) examines and approves in advance transactions carried out by the company and its subsidiaries with a significant impact on the company's profitability, assets and liabilities or financial position, with special regard to transactions in which one or more directors hold an interest on their own behalf or on behalf of third parties and, in more general terms, to transactions involving related parties; to this end, the board shall establish general criteria for identifying these transactions;
g) evaluates, at least once a year, the size, composition and performance of the board of directors and its committees, identifying where necessary new professional figures whose presence on the board is considered to be appropriate;
h) provides information, in the annual report on corporate governance, on the application of this article 1 and, in particular, on the number of meetings of the board and of the executive committee, if any, held during the fiscal year, plus the percentage attendance of each director.

1.3 Directors accept directorships when they deem that they can devote the necessary time to the diligent performance of their duties, also in consideration of the number of offices held as director or auditor in other companies listed on regulated markets (including foreign markets), as well as in financial companies, banks, insurance companies or companies of considerable size.
On the basis of the information received from the directors, the board annually records the positions of director or auditor held by the directors in the aforementioned companies and discloses them in the annual report on corporate governance.

1.4. The board issues guidelines regarding the maximum number of engagements as director or auditor in the types of companies referred to in the above paragraph that may be considered compatible with the effective performance of a director's duties. To this end, the board establishes the general criteria, differentiating them according to the commitment entailed by each role (executive or non-executive or independent director), in addition to the nature and size of the companies in which the positions are held, plus whether or not the companies form part of the group; it may also take into account the participation of the directors in committees established within the ranks of the board.

1.5 If for organisational reasons the shareholders' meeting authorises departures, on a general and preventive basis, from the rule prohibiting competition, pursuant to Article 2390 of the Italian Civil Code, the board of directors assesses each such departure, reporting on any critical issues at the next shareholders' meeting. To this end, directors inform the board on accepting their appointment of any activities exercised in competition with the company and of any effective modifications that ensue.

Article 2 – Composition of the board of directors

2.1 The board of directors is made up of executive and non-executive directors.

The following are executive directors:

- the directors to whom the board of directors has granted individual management powers, as well as directors with management duties within the company or in one of its strategically significant subsidiaries,. or in the controlling company when the directorship also concerns the company;
- the Chairman, Vice Chairman and Managing Director of the company or of a strategically significant subsidiary;
- directors who are members of the executive committee.

The distribution of powers among executive directors is based on the principle of the distinction of competences.
The granting of powers exclusively in cases of urgency to directors who are not provided with management powers is not enough, per se, to cause them to be identified as executive directors, unless such powers are actually exercised with considerable frequency.

2.2 Non-executive directors bring their specific expertise to board discussions and contribute to balanced decisions being taken, with special regard to areas where conflicts of interest may exist.
The number, competence, authority and time availability of non-executive directors is such as to ensure that their judgement has a significant impact on the board's decisions.

2.3 The directors are aware of the duties and responsibilities relating to their office. The chairman of the board of directors makes his/her best efforts to encourage the directors to participate in initiatives aimed at increasing their knowledge of the real business situation and its dynamics, also having regard to the relevant regulatory framework, so that they may carry out their role effectively.

Article 3 – Independent directors

3.1 The general meeting appoints the board of directors, ensuring that there is an adequate number of independent directors.

3.2 An adequate number of non-executive directors are independent, in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the company or persons linked to the company, of such a significance as to influence their independent judgement.

3.3 The board of directors evaluates the independence of its non-executive members with regard to the content rather than the form. Directors are not generally considered to be independent in the following cases, which are given by way of example and without limitation:

a) if they directly or indirectly control the company, also through subsidiaries, trustees or a third party, or are able to exercise dominant influence over the company, or participate in a shareholders' agreement through which one or more persons may exercise control or considerable influence over the company;
b) if they are, or have in the preceding three fiscal years been a significant representative of the company, of a strategically significant subsidiary or of a company under joint control, or of an entity controlling the company or able to exercise a considerable influence over same, also jointly with others through a shareholders' agreement;
c) if they have, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which they are significant representatives, or in their capacity as partners of a professional firm or of a consulting company) a significant commercial, financial or professional relationship:
with the company, one of its subsidiaries, or any of its significant representatives;
with a subject who, jointly with others through a shareholders' agreement, controls the company or, in the case of a company or an entity, with the relevant significant representatives;
or are, or have been in the preceding three fiscal years, an employee of the aforementioned subjects;
d) if they receive, or have received in the preceding three fiscal years, from the company or a subsidiary or holding company, a significant additional remuneration with respect to the "fixed" remuneration of non-executive director of the company, including participation in incentive plans linked to the company's performance and stock option plans;
e) if they have been directors of the company for more than nine years in the last twelve years;
f) if they are directors in a subsidiary company;
g) if they are executive directors in another company in which an executive director of the company is a director;
h) if they are shareholders or quotaholders or directors of a legal entity belonging to the same network as the company appointed to audit the accounts of the company;
i) if they are close relatives of a person who holds any of the positions listed in the above paragraphs.

For the purposes of the above, the legal representative, the chairman of the board of directors, the executive directors and executives with strategic responsibilities in the relevant company, must be considered as "significant representatives".

3.4 The number and competences of the independent directors shall be adequate in relation to the size of the board and the business performed by the company; moreover, they must be such as to enable the constitution of committees within the board, according to the indications set out in the Code.

3.5 With regard to their competences, independent directors are required to have sufficient knowledge of the economic and business environment and preferably possess competences in similar environments and/or sectors to those in which the company operates, such as for example:

- television (public and/or private) or cinema;
- media and telecommunications;
- advertising and marketing;
- university lecturing in Italian and/or foreign universities on subjects pertinent to the core business of the Group, or in other words, economics, finance, law, accounting and communication science and techniques;
- the financial sector.

3.6 The board of directors periodically assesses the independence of the directors, with the support of the governance committee.

After the appointment of directors who represent themselves as independent, and subsequently at least once a year, the board of directors, on the basis of the information provided by said directors, also by means of statements signed by same, evaluates those relations which could be or appear to be such as to jeopardize the independent judgement of these directors.

The board of directors notifies the result of its assessments at the first meeting after the appointment, by issuing a press release to the market and, subsequently, in the annual report on corporate governance, specifying, with adequate reasons, whether any criteria have been adopted other than those indicated in these criteria.

3.7 The audit board shall ascertain, in the framework of the duties attributed to it by the law, the correct application of the assessment criteria and procedures adopted by the board for assessing the independence of its members. The outcome of such controls is notified to the market in the annual report on corporate governance or in the report of the audit board to the shareholders' meeting.

3.8 The independent directors meet at least once a year without the other directors in attendance, when called by the most senior independent director.

Article 4 – Chairman of the board of directors

4.1 The Chairman holds the competences and exercises the powers conferred upon him/her by the law, the bylaws and the board of directors.

The Chairman also exercises the operating and management powers conferred upon him/her.

The Chairman also represents the company pursuant to the bylaws.

4.2 The Chairman coordinates the work of the board of directors and chairs board meetings. Board meetings are called by the Chairman or by his/her deputy.

The directors are notified of the call to meet, pursuant to the bylaws, in such a way as to allow them to gain full knowledge about the items on the agenda and gather the useful information needed for them to participate effectively in the work of the board.

For these purposes the directors are provided with information regarding the items on the agenda a suitable period in advance of board meetings. In any case, during board meetings they are provided with a detailed, wide-ranging and comprehensive presentation of all matters, in such as way as to allow them to take informed decisions on the matters to discuss.

Article 5 – Treatment of corporate information

5.1 All the directors and members of the audit board shall keep the documents and information acquired in the performance of their duties confidential and comply with the procedure adopted by the company for the internal handling and disclosure to third parties of such documents and information.

5.2 Communications to the authorities and the public are made pursuant to the terms and in the manner stipulated by current legislation, consistently with the principle of parity of information.

5.3 The Chairman, the Vice Chairman and the Managing Director liaise to ensure that corporate information is handled correctly; to this end they submit proposals for approval to the board of directors regarding a procedure for the internal handling and disclosure to third parties of documents and information concerning the company, with special regard to price sensitive information.

Article 6 – Establishment and operation of internal committees of the board of directors

6.1 The board of directors establishes one or more committees among its members to act in a consulting role and make proposals as set out in the articles below. .

6.2 The establishment and operation of board directors' committees comply with the following criteria:
a) committees are made up of at least three members;
b) the duties of individual committees are specified in the resolution which established them and may be supplemented or amended by a subsequent resolution of the board of directors;
c) the minutes are taken of the meetings of each committee;
d) in the performance of their duties, internal committees have the right to access the necessary company information and functions, according to the procedures established by the board of directors, as well as to avail themselves of external advisers. The company makes adequate financial resources available to the committees to perform their duties, within the limits of the budget approved by the board;
e) persons who are not members of the committee may participate in the meetings of each committee, at the invitation of same with regard to individual items on the agenda;
f) the board of directors provides comprehensive information, in the annual report on corporate governance, on the establishment and composition of committees, on the duties and authority conferred upon them and the activity actually performed during the fiscal year, specifying the number of meetings held and the relevant percentage participation of each member.

Article 7 – Appointment of directors

7.1 Directors are appointed by means of a transparent procedure, which provides, inter alia, timely and adequate information on the personal and professional qualifications of the candidates.

7.2 Lists of candidates, accompanied by exhaustive information on their personal characteristics and professional qualifications and indicating where appropriate their eligibility to qualify as independent directors as defined in Article 3, are lodged at the company's registered office at least fifteen (15) days before the date fixed for the shareholders' meeting at first call. The lists, complete with information on the qualifications of the candidates, are published promptly on the company website.

Article 8 – Remuneration committee and remuneration of directors

8.1 The remuneration of directors is fixed at a sufficient level to attract, maintain and motivate directors endowed with the professional skills needed to manage the company successfully.

8.2 The remuneration of executive directors is specified in such a way as to align their interests with the priority objective of creating value for shareholders in the medium-long term.

8.3 The remuneration of non-executive directors is proportional to the commitment required from each of them, taking into account their possible participation in one or more committees. Non-executive directors may not be beneficiaries of equity based remuneration plans, unless so decided by the shareholders' meeting, which shall also give the relevant reasons.

8.4 The board of directors shall establish among its members a remuneration committee, made up of non-executive directors, the majority of whom are independent.

8.5 The Remuneration Committee presents proposals to the board of directors and performs periodic assessments of:

- the remuneration of directors holding specific positions in Mediaset SpA, with the provision that a part of this remuneration is linked to the economic results reported by the company and/or the achievement of other specific objectives;
- the general remuneration criteria applied to Mediaset Group directors (fixed/variable portion, mbo reference criteria, assessment and regulation criteria for emoluments/remuneration with regard to offices in Group companies);
- the criteria, categories of beneficiary, amount, terms, conditions and manner of application of stock option plans.

8.6 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

8.7 No directors shall participate in meetings of the remuneration committee in which proposals are submitted to the board of directors regarding their own remuneration.

Article 9 - Governance committee

9.1 The board of directors establishes a governance committee on which non-executive and independent directors sit.

9.2 The Governance Committee:

- assesses the company's Code of Corporate Governance, containing the corporate governance principles followed by the board of directors in the performance of its duties, and formulates proposals;
- performs the duties assigned to it by the board of directors, with special regard to the review of the Code of Corporate Governance adopted by the company;
- supports the board in its assessment of the continuing independence of independent directors.

9.3 The Chairman of the audit board or another auditor assigned by the chairman participates in the work of the committee.

Article 10 – Internal control system

10.1 The internal control system is the set of rules, procedures and organizational structures addressed to ensuring that the company is managed soundly, correctly and consistently with the goals established, by identifying, measuring, managing and monitoring the main risks.

10.2 An effective internal control system contributes to the protection of corporate assets, the efficiency and effectiveness of its business transactions, the reliability of financial information, and compliance with laws and regulations.

10.3 The board of directors assesses the adequacy of the internal control system with respect to the features of the company.

10.4 The board of directors ensures that its assessments and decisions regarding the internal control system, the approval of the company's balance sheets and half yearly reports, as well as the relationships between the company and the external auditor, are supported by adequate preparatory work. For these purposes, the board of directors establishes an internal control committee, made up of non-executive directors, the majority of whom are independent. At least one member of the committee must have adequate experience in accounting and finance, to be evaluated by the board of directors at the time of his/her appointment.

10.5 The board of directors, with the assistance of the internal control committee:
a) defines guidelines for the internal control system, in such a way that the main risks to which the company and its subsidiaries are exposed are correctly identified, and adequately measured, managed and monitored, also establishing the criteria for determining whether such risks are compatible with the sound and correct management of the company;
b) appoints an executive director in charge of supervising the functionality of the internal control system;
c) evaluates, at least once a year, the adequacy, effectiveness and actual operation of the internal control system;
d) describes the basic components of the internal control system and its assessment of the overall adequacy of same in the annual report on corporate governance.

10.6 The board of directors, as proposed by the executive director in charge of supervising the functionality of the internal control system and after consulting the internal control committee, appoints and revokes the person in charge of internal control.

10.7 The board of directors exercises its functions with regard to the internal control system in due consideration of the reference models and best practices adopted in Italy and internationally. Particular attention shall be addressed to the organization and management models adopted pursuant to legislative decree 231, June 8, 2001.

Article 11 - Internal control committee

11.1 In addition to assisting the board of directors in the performance of its duties as set out in point 10.5, the internal control committee:
a) assesses, on a joint basis with the executive responsible for preparing the company's accounting documents and the auditors, the correct application of the accounting principles and, in the case of groups, the consistency of same for the purposes of preparing the consolidated balance sheet;
b) at the request of the executive director appointed for this purpose, expresses opinions on specific issues relating to the identification of the main risks to which the company is exposed, as well as on the design, implementation and management of the internal control system;
c) reviews the work plan prepared by the officers in charge of internal control as well as the periodic reports prepared by them;
d) assesses the proposals submitted by firms of auditors seeking to be engaged, in addition to the work plan prepared for the audit and the results described in the report and the letter of recommendations, if any;
e) supervise the validity of the audit process;

f) perform any additional duties assigned to it by the board of directors;
g) report to the board, at least once each half year, at the time of approval of the balance sheet and the half yearly report, on the work performed and on the adequacy of the internal control system.

11.2 The chairman of the audit board or another auditor designated by the chairman of the board shall participate in the work of the committee.

Article 12 - Executive director in charge of supervising the functionality of the internal control system

The executive director in charge of supervising the functionality of the internal control system:
a) identifies the main business risks, taking into account the characteristics of the activities carried out by the company and its subsidiaries, and submits them periodically for the board of directors to review;
b) implements the guidelines defined by the board of directors, making provision for the design, implementation and management of the internal control system, in addition to constantly monitoring its overall adequacy, effectiveness and efficiency; the executive director also makes adjustments to this system in accordance with changes in operating conditions and the legislative and regulatory framework;
c) makes proposals to the board of directors regarding the appointment and revocation of the person in charge of internal control;
d) fixes the remuneration of the person in charge of internal control after consulting the internal control committee.

Article13 - Person in charge of internal control

13.1 The person in charge of internal control:
a) ensures that the internal control system is always adequate, fully operational and effective;
b) is not responsible for any operating divisions and does not report hierarchically to any manager of operating divisions;
c) has direct access to all useful information for the performance of his/her duties;
d) is provided with adequate means to perform the functions assigned to him/her;
e) reports to the internal control committee, the audit board and the executive director in charge of supervising the functionality of the internal control system. In detail, the person in charge of internal control reports on the procedures involved in risk management, on compliance with the plans defined to reduce same and formulates his/her evaluation of the internal control system to achieve an acceptable overall risk profile.

13.2 The company establishes an internal audit function. The person in charge of internal control is responsible for the internal audit function.

Article 14 – Directors' interests and transactions with related parties

14.1 The board of directors adopts measures aimed at ensuring that the transactions in which directors have an interest, either on their own behalf or on behalf of third parties, and that the transactions carried out with related parties, are performed in a transparent manner and are substantially and formally correct.

14.2 The board of directors, after consulting the internal control committee, establishes approval and implementation procedures for the transactions carried out by the company, or its subsidiaries, with related parties. In detail, it defines the specific transactions which must be approved after consulting the internal control committee and/or with the assistance of independent experts.

14.3 The board of directors adopts operating solutions to facilitate the identification and adequate handling of those situations in which a director holds an interest on his/her behalf or on behalf of third parties.

Article 15 - Members of the audit board

15.1 Auditors are appointed by means of a transparent procedure which provides, inter alia, timely and adequate information on the personal and professional characteristics of the candidates.

15.2 The auditors also act independently vis-à-vis the shareholders who elected them.

15.3 The company adopts suitable measures to ensure the effective performance of the typical duties of the audit board.

15.4 Lists of candidates, accompanied by detailed information on their personal characteristics and professional qualifications, are lodged at the company's registered office at least fifteen (15) days prior to the date fixed for the shareholders' meeting at first call. The lists, complete with information on the characteristics of the candidates, are published promptly on the company website.

15.5 The auditors are independent professionals. The audit board verifies compliance with said criteria after appointment and subsequently on an annual basis. The outcome of such verification is published promptly in the annual report on corporate governance.

15.6 The auditors accept the appointment when they believe that they can devote the necessary time to the diligent performance of their duties.

15.7 Auditors who have an interest, either directly or on behalf of third parties, in a certain transaction of the company, must promptly and exhaustively inform the other auditors and the chairman of the board as to the nature, terms, origin and extent of their interest.

15.8 The audit board monitors the independence of the auditing firm, verifying both compliance with the provisions of the law and regulations governing the matter, as well as the nature and extent of services other than accounting control provided to the company and its subsidiaries by the same auditing firm and the entities belonging to the same network.

15.9 In the framework of their activities, the auditors may ask the internal audit function to assess specific operating areas or company transactions.

15.10 The audit board and the internal control committee promptly exchange material information regarding the performance of their respective duties.

Article 16 - Shareholder relations

16.1 The board of directors endeavours to engage in an ongoing dialogue with the shareholders based on an understanding of their reciprocal roles.

16.2 The board of directors makes its best efforts to ensure that significant information regarding the company is made promptly available to shareholders in an easily accessible form, to allow them to exercise their rights in an informed manner. For this purpose, the company publishes a special section on its website, in which the aforementioned information is available, with particular reference to procedures to attend shareholders' meetings and exercise voting rights at them, as well as the documentation relating to items on the agenda of shareholders' meetings, including the lists of candidates for the positions of director and auditor, complete with a description of the relevant personal characteristics and professional qualifications.

16.3 The board of directors identifies a person in charge of shareholder relations and periodically evaluates the adequacy of the business structure responsible for this function.

Article 17 - General meetings

17.1 The board of directors promotes initiatives to encourage the broadest possible attendance of shareholders at general meetings and to facilitate the process of exercising their rights.

17.2 The board of directors makes its best efforts to limit restrictions and fulfilments which make it difficult and burdensome for shareholders to attend shareholders' meetings and exercise their voting rights.

17.3 All directors usually attend shareholders' meetings. Shareholders' meetings also provide an opportunity to disclose information regarding the company to the shareholders, in compliance with the rules governing price-sensitive information. In particular, the board of directors reports to the shareholders' meeting as regards work performed and planned, as well as making its best efforts to ensure that the shareholders receive adequate information about the elements needed for them to make informed decisions on matters which are the competence of the shareholders' meeting.

17.4 The board of directors submits regulations to the shareholders' meeting for approval, setting out the procedures to be followed for ordinary and extraordinary shareholders' meetings to be held in an orderly and effective manner, without prejudice to the right of individual shareholders to express their opinions on the matters under discussion.

Text approved by the board of directors, March 1, 2007

MEDIASET S.p.A.

2007 Annual Report

Financial Statements and Explanatory Notes

Balance Sheet as at 31 December 2007

(amounts in EUR)

ASSETS	Notes	31/12/2007	31/12/2006
Non current assets	**5**		
Property, plant and machinery and other tangible assets	5.1	5,030,228	5,215,994
Television rights	5.2	17,553,734	30,981,956
Other intangible assets	5.4	112,753	262,985
Investments in:	5.5		
subsidiaries		1,488,285,811	1,566,412,391
other companies		1,999	1,999
Total		1,488,287,810	1,566,414,390
Receivables and other non current financial assets	5.6	50,741,373	49,418,614
Deferred tax assets	5.9	27,818,738	40,398,151
Total non current assets		**1,589,544,636**	**1,692,692,090**
Current Assets	**6**		
Trade receivables due from:	6.2		
customers		94,766	93,041
associates		49,443	335,460
subsidiaries		4,883,804	5,144,571
holding companies		9,000	9,941
Total		5,037,013	5,583,013
Tax assets	6.3	618,233	62,144,348
Other trade receivables and current assets	6.4	51,940,567	20,403,019
Intercompany financial receivables due from	6.5		
subsidiaries		3,373,930,089	3,131,577,349
Total		3,373,930,089	3,131,577,349
Other financial current assets	6.6	27,761,946	20,455,388
Cash and cash equivalents	6.7	68,961,610	45,514,025
Total current assets		**3,528,249,458**	**3,285,677,142**
Non current assets held for sale	**7**	-	-
TOTAL ASSETS		**5,117,794,094**	**4,978,369,232**

Balance Sheet as at 31 December 2007

(amounts in EUR)

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2007	31/12/2006
Shareholders' equity	**8**		
Share capital	8.1	614,238,333	614,238,333
Share premium reserve	8.2	275,237,092	275,237,092
Treasury shares	8.3	(416,656,052)	(413,900,975)
Other reserves	8.4	2,318,210,326	2,284,643,619
Revaluation reserve	8.5	13,782,176	9,851,459
Reserve for rounding figures		2	1
Profit (loss) brought forward	8.6	(807,853,578)	(807,687,425)
Profit (loss) for the year	8.7	481,609,276	522,435,315
TOTAL SHAREHOLDERS' EQUITY		**2,478,567,575**	**2,484,817,419**
Non current liabilities	**9**		
Post-employment benefit plans	9.1	4,698,211	6,194,855
Deferred tax liabilities	9.2	1,631,016	1,400,917
Payables and financial liabilities	9.3	822,462,036	436,588,658
Provisions for risks and charges	9.4	36,882,300	36,943,794
Total non current liabilities		**865,673,563**	**481,128,224**
Current liabilities	**10**		
Payables due to banks	10.1	499,908,510	612,260,171
Trade payables	10.2		
suppliers		6,421,219	6,086,984
subsidiaries		715,586	618,015
associates		282,953	679,642
holding companies		25,000	42,689
Total		7,444,758	7,427,330
Provisions for risks and charges	10.3	110,644	306,479
Tax payables	10.4	33,235,328	14,523,250
Intercompany financial payables due to	10.5		
subsidiaries		332,264,696	312,997,567
affiliated companies and joint ventures		2,857,915	2,618,443
Total		335,122,611	315,616,010
Other financial liabilities	10.6	877,700,191	1,009,153,365
Other current liabilities	10.7	20,030,914	53,136,984
Total current liabilities		**1,773,552,956**	**2,012,423,589**
Non current liabilities linked to assets held for sale	**11**	-	-
TOTAL LIABILITIES		**2,639,226,519**	**2,493,551,813**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,117,794,094**	**4,978,369,232**

Income Statement as at 31 December 2007

(amounts in EUR)

INCOME STATEMENT	Note	esercizio 2007	esercizio 2006
Revenues	**12**		
Revenues from sales and services	12.1	25,708,088	36,856,314
Other revenues and proceeds	12.2	922,905	1,094,260
Total revenues		**26,630,993**	**37,950,574**
Costs	**13**		
Personnel expenses	13.1	29,395,845	24,903,653
Non recurring income	13.1	(1,004,044)	-
Purchases	13.2	336,168	348,091
Services	13.5	17,566,319	17,160,054
Leasing and rental	13.6	2,998,957	3,042,797
Provisions for risks	13.7	-	108,724
Sundry operating costs	13.8	4,961,483	4,541,308
Amortisation and depreciation	13.9	14,061,225	17,079,026
Total costs		**68,315,953**	**67,183,653**
Profit/(loss) deriving from disposals of non current assets	**14**	-	-
Operating profit		**(41,684,960)**	**(29,233,079)**
(Charges)/proceeds deriving from financial investments	**15**		
Financial charges	15.1	(171,278,384)	(106,987,728)
Financial proceeds	15.2	222,464,025	150,126,449
Proceeds/(charges) deriving from investments	15.3		
dividends from subsidiaries		484,230,775	517,076,929
other proceeds/(charges) deriving from investments		(52)	-
Total		484,230,723	517,076,929
Total (charges)/proceeds deriving from financial investments		**535,416,364**	**560,215,650**
Pre-tax result		**493,731,404**	**530,982,571**
Income taxes for the year	**16**		
current taxes	16.1	(353,339)	(8,546,522)
deferred tax assets and liabilities	16.2	12,475,467	17,093,778
Total income taxes for the year		**12,122,128**	**8,547,256**
Net result for the year		**481,609,276**	**522,435,315**
Profit/(loss) deriving from assets to be transferred	17	-	-
Profit (loss) for the year	**18**	**481,609,276**	**522,435,315**

Cash flow statement as at 31 December 2007

(EUR thousands)

CASH FLOW FROM OPERATING ACTIVITIES	31/12/2007	31/12/2006
Operating income	(41,685)	(29,233)
Amortisation and depreciation (intangible/tangible assets)	14,061	17,079
Allowances net of utilisation	(1,906)	666
Other non monetary changes	1,054	1,116
Changes in current assets	118,572	235,489
Interests accrued/due	147,529	114,210
Tax payables/receivables	(102,110)	(225,460)
Dividends distributed	484,231	517,077
Net cash generated by operating activities (A)	**619,746**	**630,944**

CASH FLOW FROM INVESTING/DISINVESTING ACTIVITIES		
Revenues from the sale of investments and other financial assets	80,000	130,915
Total revenues from the sale of fixed assets	80,000	130,915
Payments in tangible assets	(11)	(24)
Payments in intangible assets (rights)	(178)	(139)
Payments in other intangible assets	(109)	(121)
Payments in investments	-	(20)
Total investments in fixed assets	(298)	(304)
Payments for increases in financial assets	(2,012)	(1,109)
Revenues for decrease in financial assets	14,890	-
Net cash deriving from/utilised for investments (B)	**92,580**	**129,502**

CASH FLOW FROM FINANCING ACTIVITIES		
Changes in Treasury shares owned	(2,792)	15,718
Net variation of long term financial payables	385,873	200,917
Dividends paid	(488,679)	(489,341)
Net variation of other financial assets/ liabilities	(316,289)	866,354
Interests due and other financial charges	(97,723)	(61,480)
Net cash deriving from/utilised for financial activities (C)	**(519,610)**	**532,168**
Variation in liquidity and equivalents (D=A+B+C)	**192,716**	**1,292,614**
Cash and equivalents at the beginning of the year (E)	**2,861,475**	**1,568,861**
Cash and equivalents at end of the year (F=D+E)	**3,054,191**	**2,861,475**

Statement of changes in Shareholders' equity for the years ended as at 31 December 2007 and 31 December 2006

(EUR thousands)

	Share capital	Share premium reserve	Treasury shares	Legal reserve	Other reserves	Evaluation reserve	Profit/(loss) brought forward	Profit/(loss) for the year	Total Shareholders' equity
Balance as of 1/1/2006	**614,238**	**275,237**	**(437,274)**	**122,848**	**1,243,006**	**13,698**	**8,425**	**595,097**	**2,435,275**
2005 net result allocation									
as per GM resolution of 20/04/2006					922,436			(1,411,777)	(489,341)
Adjustment for intercompany transfer					(568)		(816,112)	816,680	-
Changes in SICAV						(90)			(90)
Changes in IRS						196			196
Changes in Stock Option Plans					1,652	(4,518)			(2,866)
Changes in purchase/sale									
of Treasury shares			23,373		(4,730)				18,643
Changes in post-employment benefit plans						55			55
Changes in H.R. collar on interest rates						510			510
Profit (loss) for the year								522,435	522,435
Balance as of 31/12/2006	**614,238**	**275,237**	**(413,901)**	**122,848**	**2,161,796**	**9,851**	**(807,687)**	**522,435**	**2,484,817**
Balance as of 1/1/2007	**614,238**	**275,237**	**(413,901)**	**122,848**	**2,161,796**	**9,851**	**(807,687)**	**522,435**	**2,484,817**
2006 net result allocation									
as per GM resolution of 19/04/2007					33,730	26		(522,435)	(488,679)
Changes in reserve coverage shares					(141)				(141)
Changes in Stock Option Plans						2,929			2,929
Changes in purchase/sale									
of Treasury shares			(2,755)		(22)				(2,777)
Changes in post-employment benefit plans						199	(166)		33
Changes in H.R. collar on interest rates						777			777
Profit (loss) for the year								481,609	481,609
Saldi al 31/12/2007	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,195,363**	**13,782**	**(807,853)**	**481,609**	**2,478,568**

Balance Sheet pursuant to CONSOB Decision No. 15519 of 27 July 2006

ASSETS	Notes	31/12/2007	of witch related parties	% of incidence	31/12/2006	of witch related parties	% of incidence
Non current assets	5						
Property, plant and machinery and other tangible assets	5.1	5,030,228			5,215,994		
Television rights	5.2	17,553,734	13,135,586	74.8%	30,981,956	21,689,939	70.0%
Other intangible assets	5.4	112,753			262,985		
Investments in:	5.5						
subsidiaries		1,488,285,811			1,566,412,391		
other companies		1,999			1,999		
Total		1,488,287,810			1,566,414,390		
Receivables and other non current financial assets	5.6	50,741,373			49,418,614		
Deferred tax assets	5.9	27,818,738			40,398,151		
Total non current assets		1,589,544,636			1,692,692,090		
Current Assets	6						
Trade receivables due from:	6.2						
customers		94,766			93,041		
associates		49,443			335,460		
subsidiaries		4,883,804			5,144,571		
holding companies		9,000			9,941		
Total		5,037,013			5,583,013		
Tax assets	6.3	618,233			62,144,348		
Other trade receivables and current assets	6.4	51,940,567	49,356,135	95.0%	20,403,019	17,479,827	85.7%
Intercompany financial receivables due from	6.5						
subsidiaries		3,373,930,089			3,131,577,349		
Total		3,373,930,089			3,131,577,349		
Other financial current assets	6.6	27,761,946	25,513,405	91.9%	20,455,388	6,033,290	29.5%
Cash and cash equivalents	6.7	68,961,610			45,514,025		
Total current assets		3,528,249,458			3,285,677,142		
Non current assets held for sale	7	-			-		
TOTAL ASSETS		5,117,794,094			4,978,369,232		

Television rights pertaining to related parties mainly refers to the affiliated company Medusa Film S.p.A..

Other receivables and current assets pertaining to related parties mainly refer to receivables due from subsidiaries: EUR 43,255 thousand from IRES receivables based on tax consolidation and EUR 5,416 thousand from Group's centralised VAT payables.

Other current financial assets pertaining to related parties include receivables due from subsidiary R.T.I. S.p.A. regarding exchange rate hedge derivative instruments that Mediaset S.p.A. has acquired in the market and that were subject to transfer based on an intercompany contract.

Balance Sheet pursuant to CONSOB Decision No. 15519 of 27 July 2006

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2007	of witch related parties	% of incidence	31/12/2006	of witch related parties	% of incidence
Shareholders' equity	8						
Share capital	8.1	614,238,333			614,238,333		
Share premium reserve	8.2	275,237,092			275,237,092		
Treasury shares	8.3	(416,656,052)			(413,900,975)		
Other reserves	8.4	2,318,210,326			2,284,643,619		
Revaluation reserve	8.5	13,782,176			9,851,459		
Reserve for rounding figures		2			1		
Profit (loss) brought forward	8.6	(807,853,578)			(807,687,425)		
Profit (loss) for the year	8.7	481,609,276			522,435,315		
TOTAL SHAREHOLDERS' EQUITY		**2,478,567,575**			**2,484,817,419**		
Non current liabilities	9						
Post-employment benefit plans	9.1	4,698,211			6,194,855		
Deferred tax liabilities	9.2	1,631,016			1,400,917		
Payables and financial liabilities	9.3	822,462,036			436,588,658		
Provisions for risks and charges	9.4	36,882,300			36,943,794		
Total non current liabilities		**865,673,563**			**481,128,224**		
Current liabilities	10						
Payables due to banks	10.1	499,908,510			612,260,171		
Trade payables	10.2						
suppliers		6,421,219			6,086,984		
subsidiaries		715,586			618,015		
associates		282,953			679,642		
holding companies		25,000			42,689		
Total		7,444,758			7,427,330		
Provisions for risks and charges	10.3	110,644			306,479		
Tax payables	10.4	33,235,328			14,523,250		
Intercompany financial payables due to	10.5						
subsidiaries		332,264,696			312,997,567		
affiliated companies and joint ventures		2,857,915			2,618,443		
Total		335,122,611			315,616,010		
Other financial liabilities	10.6	877,700,191	*852,089,886*	97.1%	1,009,153,365	*1,003,096,877*	99.4%
Other current liabilities	10.7	20,030,914	*14,251,755*	71.1%	53,136,984	*51,850,898*	97.6%
Total current liabilities		**1,773,552,956**			**2,012,423,589**		
Non current liabilities linked to assets held for sale	11	-			-		
TOTAL LIABILITIES		**2,639,226,519**			**2,493,551,813**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,117,794,094**			**4,978,369,232**		

Other financial liabilities pertaining to related parties mainly refers to an intercompany loan granted to subsidiary Mediaset Investment Belgium S.p.r.l. for a total amount of EUR 851,719 thousand, including accruals of interest at year end.

Other current liabilities pertaining to related parties mainly include payables due to subsidiaries for tax consolidation purposes (EUR 12,523 thousand) and to a payable concerning the Group's centralised VAT (EUR 1,724 thousand).

Income Statement pursuant to CONSOB Decision No. 15519 of 27 July 2006

INCOME STATEMENT	Note	esercizio 2007	of witch related parties	% of incidence	31/12/2006	of witch related parties	% of incidence
Revenues	12						
Revenues from sales and services	12.1	25,708,088	*25,282,083*	*98.3%*	36,856,314	*36,760,848*	*99.7%*
Other revenues and proceeds	12.2	922,905	*338,020*	*36.6%*	1,094,260	*333,722*	*30.5%*
Total revenues		**26,630,993**			**37,950,574**		
Costs	13						
Personnel expenses	13.1	29,395,845			24,903,653		
Non recurring income	13.1	(1,004,044)			-		
Purchases	13.2	336,168			348,091		
Services	13.5	17,566,319	*2,125,048*	*12.1%*	17,160,054	*3,313,238*	*19.3%*
Leasing and rental	13.6	2,998,957	*2,656,050*	*88.6%*	3,042,797	*2,683,308*	*88.2%*
Provisions for risks	13.7	-			108,724		
Sundry operating costs	13.8	4,961,483			4,541,308		
Amortisation and depreciation	13.9	14,061,225			17,079,026		
Total costs		**68,315,953**			**67,183,653**		
Profit/(loss) deriving from disposals of non current assets	14	-			-		
Operating profit		**(41,684,960)**			**(29,233,079)**		
(Charges)/proceeds deriving from financial investments	15						
Financial charges	15.1	(171,278,384)	*(71,764,784)*	*41.9%*	(106,987,728)	*(51,319,023)*	*48.0%*
Financial proceeds	15.2	222,464,025	*206,630,758*	*92.9%*	150,126,449	*140,396,455*	*93.5%*
Proceeds/(charges) deriving from investments	15.3						
dividends from subsidiaries		484,230,775			517,076,929		
other proceeds/(charges) deriving from investments		(52)			-		
Total		484,230,723			517,076,929		
Total (charges)/proceeds deriving from financial investments		**535,416,364**			**560,215,650**		
Pre-tax result		**493,731,404**			**530,982,571**		
Income taxes for the year	16						
current taxes	16.1	(353,339)			(8,546,522)		
deferred tax assets and liabilities	16.2	12,475,467			17,093,778		
Total income taxes for the year		**12,122,128**			**8,547,256**		
Net result for the year		**481,609,276**			**522,435,315**		
Profit/(loss) deriving from assets to be transferred	17	-			-		
Profit (loss) for the year	18	**481,609,276**			**522,435,315**		

Revenues from sales and services pertaining to related parties mainly refer to the ongoing contract for TV programme leasing with subsidiary R.T.I. S.p.A. for EUR 20,000 thousand, services rendered by the Central Communication and Information Management for EUR 3,070 thousand and the provision of graphic advertising services for EUR 564 thousand.

Services to related parties mainly refers to air transportation expenses to subsidiary Alba Servizi Aerotrasporti S.p.A. amounting to EUR 1,376 thousand, administrative services to subsidiary R.T.I. S.p.A. for EUR 856 thousand and cost recovery regarding legal advice concerning the acknowledgement agreement underwritten in 2002 in the context of the granting of a guarantee issued by parent company Fininvest S.p.A..

Third party assets use pertaining to related parties primarily refer to property rents paid to subsidiary R.T.I. S.p.A. for EUR 1,945 thousand and EUR 465 thousand for the use of the Fininvest brand granted by parent company Fininvest S.p.A.

Financial charges due to related parties mainly refer to interest due on a loan to subsidiary Mediaset Investment S.a.r.l. for EUR 46,623 thousand and to Mediaset Investment Belgium S.p.r.l. for EUR 1,719 thousand; and interest due on the Group's current accounts to subsidiary companies for EUR 11,180 thousand and losses from foreign exchange operations to subsidiary R.T.I. S.p.A. for EUR 12,164 thousand (including EUR 2,544 thousand from evaluation).

Financial income from related parties mainly include interest accrued on Group's current accounts for a total amount of EUR 160,421 thousand and gains from foreign exchange operations from subsidiary R.T.I. S.p.A. for EUR 46,202 thousand (including EUR 25,922 thousand from evaluation).

Financial income for dividends received from subsidiaries includes dividends received from subsidiary R.T.I. S.p.A. amounting to EUR 394,231 thousand and dividends received from subsidiary Publitalia 80 S.p.A. equal to EUR 90,000 thousand.

Greater details on the relations with the Group companies are provided in the Report on Operations, in the relevant section with detailed tables.

MEDIASET S.p.A.

Explanatory Notes

1. General information

Mediaset S.p.A. *is a stock company* established in Italy and registered with the Registrar of Companies of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section preceding the Group's Report on Operations.

These financial statements are denominated in Euro since this is the currency used for most of the Company's operations.

Amounts are in EUR thousands.

2. Adoption of international accounting principles

Following to the enforcement of Italian Law Decree No. 38 of 28 February 2005, implementing European Regulation No. 1606/2002, Mediaset S.p.A. drafted its financial statements ended as at 31 December 2007 consistently with the International Accounting Principles (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and registered within the EUR.

The tables and information in these financial statements were prepared in compliance with international standard IAS 1, as established by CONSOB Communication No. DEM 6064313 of 28 July 2006.

Tables and explanatory notes in these financial statements were drafted also supplying additional information about accounting tables and disclosures in compliance with CONSOB Decision No. 15519 and CONSOB Communication No. 6064293, both issued on 28 July 2006.

Data in these financial statements are compared with the financial statements of the previous year drafted and shown following the same criteria.

The financial statements include a summary of mandatory accounting tables (income statement, balance sheet, statement of changes in Shareholders' equity and cash flow statement) with the relevant explanatory notes.

The abridged income statement was prepared in line with the minimum contents required by IA 1 (Presentation of financial statements) with costs attributed by nature; the balance sheet was drafted by introducing a distinction between "current and non current" assets and liabilities; and the cash flow statement was prepared based on the in direct method.

Section 20 of these Explanatory notes include the information required by IAS 1 and by the newly adopted accounting principle IFRS7, implemented by the European Union in January 2006 (EC Regulation No. 108-2006), which sets out a description of the objectives, policies and procedures adopted by the management separately for the different classes of financial risks (exchange rate risk, liquidity risk, interest rate risk and credit risk) which the company is exposed to, including a sensitivity analysis for the different classes of risk and disclosures about the minimum, medium and maximum concentration and exposures to the different classes of risk during the period of reference in the event that the end-of-period exposure were not sufficiently representative.

Lastly, the complementary amendment to IAS 1 introduced additional obligations of disclosures about the objectives, policies and processes for the management of the company's capital, specifying, when available, the capital requirements imposed by third parties, the nature, the calculation method as well as any implications in case of failed compliance.

IFRS7 and amendment to IAS 1 will become effective as from 1 January 2007 with obligation to provide comparable data regarding the previous year.

The International Accounting Principles and their interpretation as of the same date were applied for the drafting of these financial statements.

3. Summary of accounting standards and valuation criteria

General principles and valuation criteria

The generally adopted criteria for entering assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, fair value is adopted.

Below is a description of the structure adopted for the financial statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these consolidated financial statements.

Tables and structure of the financial statements

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, highlighting interim results regarding EBIT and profit before tax. In order to make it easier to measure the evolution of ordinary operations, cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately in EBIT.

These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the financial statements, conflict of interest, the protection of the company's assets and protection of minority shareholders.

The ***Balance Sheet*** is drafted according to a scheme that shows the breakdown of "current/non current" assets and liabilities . An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the company; or
- is mainly held for trading or
- it is envisaged that it will be sold / discharged within 12 months from the financial statements closing date;

in absence of all three conditions above, assets / liabilities are classified as non current.

The ***Cash Flow Statement*** is drafted by applying the indirect method, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

Statements of changes in Shareholders' equity shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit;
- amounts regarding operations with shareholders (purchase and sale of treasury shares);
- each gain and loss net of any tax effects that, as required by IFRS, are either directly recognised in Shareholders' equity (gain or loss from purchase and sale of treasury shares, actuarial profit and losses generated by the assessment of defined benefit plans), or have the same amount allocated to a provision in Shareholders' equity (share based payments for stock option plans);
- movements in valuation reserves of the derivative instruments hedging future cash flows net of any tax effect;
- movements in the valuation reserve of financial assets held for sale.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant disclosures are provided, along with breakdowns and changes with respect to the previous year.

it should also be noted that, in order to comply with the indications included in Consob Decision No.15519 of 27 July 2006 "Instructions about the structure of financial statements", in addition to the mandatory statements, new consolidated income statement and balance sheet tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rated determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

Buildings	2.5%
Plant and machinery	10% - 20%
Light construction and equipment	5% - 16%
Office furniture and equipment	8% - 20%
Vehicles and other transportation means	10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in the income statement.

Leases

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are charged to income statement in the period in which they are incurred if relative to research costs.

Development expenditures, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), on condition that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets.*

This principle is also used for multi-year licences regarding **television rights** , which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience and advertising revenues.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method is generally adopted, calculated for ownership rights and rights with unlimited duration over a period of 60 months and for tights with limited duration over a period of the relevant contract and, in any case, a period not exceeding 120 months. This method reflects greater opportunities to exploit television rights, also considering the difficulty in identifying objective components for the correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under the relevant television rights contracts have been used up, the residual value is fully discharged.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of Goodwill, intangible assets with undefined useful life or assets not available for use, such assessment is carried out at least once in a year, usually during the preparation of the annual financial statements and at any time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value entered in the financial statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Equity investments in associated companies and joint ventures

Equity investment in subsidiary, affiliated companies and joint ventures are assessed using the cost method, reduced for impairment value in compliance with IAS 36. In case of write-down due to impairment, the cost is booked in the income statement; the original value is restored in the following years if the reasons for the write-down are no longer applicable.

Goodwill in the value of equity investments is subject to impairment test on a yearly basis according to the previously described criteria.

Non current financial assets

Equity investments other than investments in subsidiaries, affiliated companies, joint ventures and other enterprises, are entered under *Receivables and non current financial assets* are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed and except when permanent impairments have occurred) to a specific reserve in Shareholders' equity.

In the event of write-down for impairment, the cost is charged to income statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the already described criteria established for assets *"Available for sale"* and financial receivables to be paid over 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation. With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Trade receivables

Receivables are stated at their fair value that corresponds to their estimated face value and depreciated in the event of impairment; non-EMU currency-denominated receivables were valued at the end-of-period exchange drawn from the European Central Bank.

Bad debt provision is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Other current financial assets

Financial assets are recorded and derecognised from the financial statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recorded based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the income statement respectively under item *"Financial income / (loss)"* or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date. Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent counterparts.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity, income and losses resulting from trading operations are entered in a specific reserve of Shareholders' equity.

Employee Benefits

Post-Employment Benefit Plan

Employee termination benefit can be classified as "Post-employment benefit" of the "defined benefit plan" type, whose already accrued amount had to be projected to estimate the amount to be paid at the moment of termination of the employment relation and subsequently discounted using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee had already accrued during his/her employment period.

By means of actuarial assessment the *interest cost* that represents the expense that the company would incur into by asking the market for a loan for the same amount as the defined benefit plan is entered under *"Financial (loss)/income"*.

Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in Shareholders' equity.

It should be noted that, following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued from 1 January 2007 were accordingly modified starting from the fiscal year

of reference in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees during the month of July.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complimentary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006, in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method, without taking the pro rata of the service paid on the amounts with a deferred maturity into account. In accordance with the provisions set forth in section 109 of IAS 19, such re-calculation implied a curtailment of a non recurrent proceed entered to reduce Personnel Expenses and the concurrent reclassification in item "Previous years' income/(loss)" of the Reserve for actuarial income and loss allocated for at 31 December 2006.

Equity compensation benefit plans

In compliance with IFRS 2, the Group classified Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. Said amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights. In line with the standards established in IFRIC 11 "*IFRS 2-Group and Treasury Shares Transactions*" issued on 30 November 2006 and approved on 1 June 2007 by the European Commission, the Stock Options directly attributed by Mediaset S.p.A. to the employees from its direct and indirect subsidiary companies are to be considered as belonging to the "*equity settled*" category and be therefore recorded as contributions to those companies, both direct and indirect, counterbalanced by a Shareholders' equity reserve.

The fair value is determined by using the "binomial" method.

In line with the principles regulating the transition, this principle was applied to all grants after 7 November 2002 not yet accrued at 1 January 2005.

Trade payables

Trade payables are entered at face value; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations).

These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is entered at current values in the financial statements and the charges resulting from the passing of time are fully recognised to income statement under item "Financial income / (loss)".

Non current financial liabilities

Payables are entered at the amortised cost, using the actual interest rate.

Derivative financial instruments and hedge accounting

Mediaset S.p.A. is liable to financial risks mainly connected to exchange rate fluctuations for the operations of acquisition of television rights, performed by the directly controlled company R.T.I. S.p.A., in other non-Euro currencies, particularly the US dollar.

Mediaset S.p.A. uses derivative instruments (primarily forward contracts on foreign currencies and options) to hedge against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

These contracts, acquired in the market with the purpose of hedging exchange rate risks relative to the purchase of television rights, do not qualify as hedging pursuant to IAS 39 in Mediaset S.p.A. accounts and, therefore, they are entered with fair value variations to the income statement as realised income or loss, based on foreign exchange transaction valuations under Financial (Loss)/Income.

The fair value of forward contracts on currencies is determined as the discounted difference between the *notional amount* valued at the contract forward rate and the *notional amount* valued at the *fair forward* (period end exchange rate calculated at the account date).

Mediaset S.p.A. is exposed to financial risk from interest rate variation as a result of the stipulation of multi-year loans at variable rates.

With regard to the interest rate risk, when hedging is considered effective pursuant to IAS 39 the effective component of the adjustment to fair value of the derivative instrument used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in income statement. This reserve generates a proportional effect in the income statement at the same time of generation of the relevant cash flows connected with the occurrence of the risk hedged against, namely, the payment of interest.

As previously indicated in the introduction, section 20 of these Explanatory Notes - "*Complementary information about financial instruments and risk management policies*" – includes a detailed analysis of the instruments used and the relevant models adopted for their evaluation as provided for in IAS 39.

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.

More specifically, in the event of rental or sub-licensing of rights also for short periods of use, that include transfer of the operating contract to the licensee, the revenue is fully recognised at the effective date of transfer of use.

Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.

Cost recoveries are shown directly as cost deduction.

Financial income and charges

Financial income and charges are entered to income statement on an accrual basis.

Income tax

Current income tax is entered based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date, considering applicable exemptions and tax credit

Tax advances and deferred taxation are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also entered in Shareholders' equity.

Dividends paid out

Dividends are entered under Shareholders' equity in the accounting period in which distribution is approved by the Shareholders' General Meeting.

Dividends received

Dividends received from associated companies are entered in the income statement at the moment in which the right to payment is assessed and only if they derive from the distribution of profit subsequent to the acquisition of the associated company. In the event that they derive from the distribution of reserves of the associated company, set up before the acquisition, such dividends are entered by deducting their cost from the shareholding.

Profits and losses from exchange rates

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year is recorded upon approval of the financial statements and the distribution of profit with reference to the portion which is not absorbed by losses, in provisions that cannot be distributed until realisation.

At year end, the total amount of unrealised profits and losses on exchange rates is recalculated. If total net profit from exchange rates is higher than the amount in the balance sheet reserve, the latter is increased. Conversely, if loss is recorded or net profit is lower than the amount booked in the reserve, either the whole reserve or the surplus is reclassified into a reserve which can be freely distributed upon drafting the financial statements.

Use of estimates

The preparation of the financial statements and the relevant explanatory notes requires estimates and assumptions that have an impact on the financial statements assets and liabilities as well as on the information regarding potential assets and liabilities at the closing date.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the income statement starting from the year of adoption.

New accounting principles

On 3 March 2006, IFRIC issued interpretation IFRIC 9 – *Reassessment of embedded derivatives* to clarify whether an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognised. Consequently, reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The adoption of such interpretation did not bring any accounting effect.

On 2 November 2006 IFRIC issued interpretation IFRIC 11 – *IFRS 2-Group and Treasury Shares Transactions*, to provide guidance on the accounting treatment of share-based payments in which the parent company grants rights to its equity instruments (treasury shares) to employees of its subsidiary and share-based payments in which a subsidiary grants rights to equity instruments (treasury shares) of its parent company to employees of other group companies. The company has applied this interpretation in advance in its financial statements ended as at 31 December 2006.

In August 2005 IASB issued the new accounting principle IFRS 7 – *Financial instruments: disclosures* and a complementary amendment to IAS 1 – *Presentation of financial statements: Capital disclosures* applicable from 1 January 2007. IFRS 7 requires certain new disclosures about financial instruments. The company has applied this principle starting from these financial statements. The amendment to IAS 1 introduces requirements for disclosures about an entity's capital and does not produce any effect from an evaluation or classification standpoint of these items. A more detailed analysis related to the application of IFRS 7 is provided under note 20 in the Explanatory Notes.

On 6 September 2007 IASB issued a revised IAS 1 – *Presentation of financial statements* applicable from 1 January 2009. The revised version of the accounting principle is aimed at requiring that an entity presents all owner changes in equity in one statement of changes in equity. All non-owner changes in equity must instead be presented either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). In any case, components of comprehensive income may not be presented in the statement of changes in equity. As of the date of these financial statements the EU competent bodies had not yet concluded the standardization process necessary for the application of this principle.

Lastly, it should be noted that the following interpretations were published governing the cases in point and other cases not available within the Company:

- IFRIC 8 – *Scope of IFRS 2* (applicable starting from 1 January 2007);
- IFRIC 12 – *Service concession arrangements* (applicable starting from 1 January 2008 and not yet ratified by the European Union);
- IFRIC 13 – *Customer Loyalty Programmes.* (applicable starting from 1 January 2009 and not yet ratified by the European Union);
- IFRIC 14 – *Activity for defined benefit plans and minimum coverage criteria* (applicable starting from 1 January 2008).

On 30 November 2006 the International Accounting Standards Board issued IFRS 8 – "*Operating Segments*" which will become applicable starting from 1 January 2009 in replacement of IAS 14 – "*Segment Reporting*" . This new principle is not applicable to the Company.

On 29 March 2007 the International Accounting Standards Board issued a review of IAS 23 – "*Borrowing Costs*" – which will become applicable starting from 1 January 2009. According to the reviewed version of the accounting principle, the option was eliminated, according to which companies could immediately enter to income statement the financial charges borne in relation to assets for which a substantial period of time is needed to get ready for its intended use or for sale. This accounting principle will become applicable in the same way as financial charges relative to capitalised assets starting from 1 January 2009. The Group is currently evaluating its applicability.

4. Additional information

Tax consolidation

It should be noted that, starting from 1 January 2005, Mediaset S.p.A., in its capacity as consolidating entity, and RTI S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., and starting from 1 January 2006 also Media Shopping S.p.A. and Mediaset Investimenti S.p.A., in their capacity as consolidated companies, exercised the option for joining the Group's tax consolidation perimeter for the 2005-2007 three year period.

Adjustment of the financial statements of the previous year

In order to make data regarding the 2006 and 2007 accounts comparable, receivables due from Tax authorities on post-employment benefit plan advances were re-classified from Receivables and non current financial assets to Tax credit.

CONSOB Regulation No. 11971

In compliance with the provisions set out in Art. 78 of CONSOB Regulation No. 11971 of 14 May 1999 and subsequent modifications, information is provided regarding: fees paid to Directors and Statutory Auditors, General Managers and Managers with strategic responsibilities, also in subsidiaries; and options granted to Directors, General Managers and Managers with strategic responsibilities under the 2003-2005 and 2006-2008 Stock Option Plans, according to the criteria required by tables 1) and 2) included in attachment 3c) of the previously mentioned regulation. No operations were accomplished, aimed at favouring the purchase or underwriting of shares in compliance with Art. 2358, par. 3, of Italian Civil Code.

Table 1

Fees paid to Directors and Statutory Auditors, General Managers and Managers with strategic responsibilities (*)

(amounts in EUR)

Full name	Position held in Mediaset. S.p.A.			Emoluments (1)				
	Position	Term of mandate	End of mandate (4)	Emoluments at the office	Benefits in kind	Bonus and other incentives		Other Remunerations
Confalonieri Fedele (2)	Chairman of the Board	01.01.2007 - 31.12.2007	31.12.2008	1,551,000.00	16,289.21			1,753,699.07
Berlusconi Pier Silvio (2)	Deputy Chairman	01.01.2007 - 31.12.2007	31.12.2008	1,030,000.00	7,931.23			419,852.48
Adreani Giuliano (2)	Managing Director	01.01.2007 - 31.12.2007	31.12.2008	534,000.00	4,805.50			1,842,269.77
Berlusconi Marina	Director	01.01.2007 - 31.12.2007	31.12.2008	20,000.00				
Cannatelli Pasquale (2) (3)	Director	01.01.2007 - 31.12.2007	31.12.2008	25,000.00				
Colombo Paolo Andrea	Director	01.01.2007 - 31.12.2007	31.12.2008	31,000.00				
Crippa Mauro (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00	7,270.26	150,000.00	(6)	596,152.71
Ermolli Bruno	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00				
Fausti Luigi	Director	01.01.2007 - 31.12.2007	31.12.2008	38,000.00				
Giordani Marco (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	26,000.00	7,536.03	250,000.00	(6)	864,624.02
Messina Alfredo (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	32,000.00				87,500.00
Nieri Gina (2)	Director	01.01.2007 - 31.12.2007	31.12.2008	34,000.00	8,187.82	200,000.00	(6)	764,319.02
Secchi Carlo	Director	01.01.2007 - 31.12.2007	31.12.2008	35,000.00				
Ventura Attilio	Director	01.01.2007 - 31.12.2007	31.12.2008	34,000.00				
Frattini Achille (2) (5)	Chairman of the Board of Statutory Auditors	01.01.2007 - 28.06.2007		46,500.00				136,776.50
Giampaolo Francesco Antonio (2) (5)	Statutory Auditor	01.01.2007 - 28.06.2007		31,000.00				
	Chairman of the Board of Statutory Auditors	28.06.2007 - 31.12.2007	31.12.2007	46,500.00				80,910.00
Perotta Riccardo (2)	Statutory Auditor	01.01.2007 - 31.12.2007	31.12.2007	62,000.00				14,804.78
Vittadini Francesco (2) (5)	Statutory Auditor	28.06.2007 - 31.12.2007	31.12.2007	31,000.00				128,886.82

(*) *Managers with strategic responsibilities in Mediaset S.p.A. are Company Directors.*

(1) *The fees specified exclusively refer to the period in which office is held.*

(2) *Other responsibilities held in subsidiary companies as per table below.*

(3) *For this responsibility, the fee is directly paid to the company.*

(4) *The members of the Board of Directors hold office until the financial statements as at 31.12.2008 are approved and the members of the Board of Statutory Auditors hold office until the financial statements as at 31.12.2007 are approved.*

(5) *On 28.06.2007 the Chairman of the Board of Statutory Auditors, Mr. Achille Frattini, resigned .*
On the same date, the Statutory Auditor, Mr. Francesco Antonio Giampaolo, was appointed Chairman of the Board of Statutory Auditors and Substitute Statutory Auditor, Mr. Francesco Vittadini, followed as Acting Statutory Auditor.

(6) *The sums will be paid following the approval of the financial statements in which the corporate objectives, which the stock options plans were correlated to, are met.*

Table 1-Bis

Offices held by Directors and Statutory Auditors of Mediaset S.p.A. in subsidiary companies

Full name	Position				
	Company	Position held	Term of appointment		Expiration of appointment
Adreani Giuliano	Publitalia '80 S.p.A.	Chairman and M.D.	01.01.2007 - 31.12.2007		31.12.2007 (II)
	R.T.I. S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Film S.p.A. (*)	Director (I)	10.07.2007 - 31.12.2007		31.12.2007 (II)
	Gestevision Telecinco S.A.	Director	01.01.2007 - 31.12.2007		29.03.2009
	Publiespana S.A.U.	Director	01.01.2007 - 31.12.2007		10.05.2011
Berlusconi Pier Silvio	Publitalia '80 S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	R.T.I. S.p.A.	Chairman and M.D. (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Film S.p.A. (*)	Director (I)	10.07.2007 - 31.12.2007		31.12.2007 (II)
	Gestevision Telecinco S.A.	Director	01.01.2007 - 31.12.2007		29.03.2009
	Publiespana S.A.U.	Director	01.01.2007 - 31.12.2007		07.05.2008
Cannatelli Pasquale	Publitalia '80 S.p.A.	Director (I)	01.01.2007 - 20.06.2007		
Confalonieri Fedele	Mediaset Investimenti S.p.A.	Chairman (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Gestevision Telecinco S.A.	Director	01.01.2007 - 31.12.2007		29.03.2009
	Publiespana S.A.U.	Director	01.01.2007 - 31.12.2007		10.04.2012
Crippa Mauro	R.T.I. S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
Giordani Marco	Gestevision Telecinco S.A.	Director	01.01.2007 - 31.12.2007		29.03.2009
	Mediaset Investimenti S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Film S.p.A. (*)	Director (I)	10.07.2007 - 31.12.2007		31.12.2007 (II)
	Publitalia '80 S.p.A.	Director (I)	01.01.2007 - 31.12.2007		31.12.2007 (II)
	R.T.I. S.p.A.	Managing Director (I)	12.06.2007 - 31.12.2007		31.12.2007 (II)
Messina Alfredo	Gestevision Telecinco S.A.	Director	01.01.2007 - 31.12.2007		29.03.2009
Nieri Gina	R.T.I. S.p.A.	Director (I)	01.01.2007 - 12.06.2007		
		Deputy Chairman (I)	12.06.2007 - 31.12.2007		31.12.2007 (II)
Frattini Achille	Mediaset Investimenti S.p.A.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Cinema S.p.A. (*)	Statutory Auditor	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	Medusa Film S.p.A. (*)	Chairman S.A.	10.07.2007 - 31.12.2007		31.12.2009 (II)
	Medusa Multicinema S.p.A. (*)	Chairman S.A.	10.07.2007 - 31.12.2007		31.12.2009 (II)
	Medusa Video S.p.A. (*)	Chairman S.A.	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	R.T.I. S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2009 (II)
	Publitalia '80 S.p.A.	Statutory Auditor	12.04.2007 - 31.12.2007		31.12.2009 (II)
	Promoservice Italia S.r.l.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2008 (II)
	Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2008 (II)
	Videotime S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2008 (II)
	Boing S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2007 (II)
Giampaolo Francesco Antonio	Elettronica Industriale S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2008 (II)
	R.T.I. S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2009 (II)
	Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Cinema S.p.A. (*)	Statutory Auditor	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	Medusa Film S.p.A. (*)	Statutory Auditor	10.07.2007 - 31.12.2007		31.12.2009 (II)
	Cinematext Media Italia S.r.l.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2007 (II)
Perotta Riccardo	Boing S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Mediaset Investimenti S.p.A.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2007 (II)
Vittadini Francesco	Cinematext Media Italia S.r.l.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Elettronica Industriale S.p.A.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2008 (II)
	Media Shopping S.p.A.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2007 (II)
	Medusa Cinema S.p.A. (*)	Chairman S.A.	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	Medusa Multicinema S.p.A. (*)	Statutory Auditor	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	Medusa Video S.p.A. (*)	Statutory Auditor	01.01.2007 - 31.12.2007	(**)	31.12.2009 (II)
	Promoservice Italia S.r.l.	Statutory Auditor	01.01.2007 - 31.12.2007		31.12.2008 (II)
	R.T.I. S.p.A.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2009 (II)
	Videotime S.p.A.	Chairman S.A.	01.01.2007 - 31.12.2007		31.12.2008 (II)

(I) *Fees are paid directly to the company concerned for the offices held.*

(II) *Holding office until the date of the meeting for the approval of the financial statements.*

(*) *From 1 July 2007 Mediaset, through its subsidiary R.T.I. S.p.A., acquired 100% of Medusa Film S.p.A.'s capital. As at 31 December 2007 Medusa Film S.p.A. fully owned Medusa Cinema S.p.A., Medusa Multicinema S.p.A. and Medusa Video S.p.A.*

(**) *Broken down by the type of office held, table 1) includes the entire amount of annual fees paid in compliance with the provisions set out in Attachment 3C) of Consob Regulation.*

Table 2

Stock options allocated to directors, general managers and managers with strategic responsibilities (*)

(amounts in EUR)

		Options held at the beginning of the year 01/01/2007			Options assigned during the year 2007			Options exercised during the year 2007			Options expired during the year 2007	Options held at the end of the year 31/12/2007		
Full name	Position held	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Numero opzioni	Number of options	Exercise price	Expiry date
Fedele Confalonieri	Chairman	170,000 1)	9.07	22.06.2009 3)								170,000	9.07	22.06.2009 3)
		340,000 2)	9.60	22.06.2011 3)								340,000	9.60	22.06.2011 3)
					450,000	7.87	28.06.2013					450,000	7.87	28.06.2013
Pier Silvio Berlusconi	Deputy Chairman	150,000 1)	9.07	22.06.2009 3)								150,000	9.07	22.06.2009 3)
		300,000 2)	9.60	22.06.2011 3)								300,000	9.60	22.06.2011 3)
					360,000	7.87	28.06.2013					360,000	7.87	28.06.2013
Giuliano Adreani	Managing Director	110,000 1)	9.07	22.06.2009 3)								110,000	9.07	22.06.2009 3)
		220,000 2)	9.60	22.06.2011 3)								220,000	9.60	22.06.2011 3)
					270,000	7.87	28.06.2013					270,000	7.87	28.06.2013
Mauro Crippa	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013
Gina Nieri	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013
Marco Giordani	Director	62,000 1)	9.07	22.06.2009 3)								62,000	9.07	22.06.2009 3)
		62,000 2)	9.60	22.06.2011 3)								62,000	9.60	22.06.2011 3)
					100,000	7.87	28.06.2013					100,000	7.87	28.06.2013

1) *Options allocated in 2004*
2) *Options allocated in 2005*
3) *On 28 June 2007, the Board of Directors approved the proposal for the change in the dates of exercise in order to adjust to the regulation concerning of the 2004 and 2005 stock option plans.*

(*) *Mediaset S.p.A. managers with strategic responsibilities are company Directors.*

COMMENTS ON THE MAIN ASSETS ITEMS

(EUR thousands)

5. Non current assets

5.1 Property, plant and equipment

These tables provide a summary of changes in the original cost, accumulated depreciation and write-downs and net value for the past two years.

Cost	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2006	**6,125**	**739**	**171**	**4,077**	**-**	**11,113**
Additions	-	1	-	18	5	24
Disposals	-	-	-	(27)	-	(27)
31/12/2006	**6,125**	**740**	**171**	**4,068**	**5**	**11,109**
Additions	-	5	3	3	-	11
Reclassifications	-	-	-	5	(5)	-
Disposals	-	-	-	(79)	-	(79)
Adjustments	-	-	-	(1)	-	-
31/12/2007	**6,125**	**745**	**174**	**3,996**	**-**	**11,040**

Amortisation and depreciation fund	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2006	**1,287**	**627**	**133**	**3,606**	**-**	**5,652**
Disposals	-	-	-	(25)	-	(25)
Amortisation	25	31	13	197	-	266
Adjustments	(1)	-	-	-	-	-
31/12/2006	**1,311**	**658**	**146**	**3,778**	**-**	**5,893**
Disposals	-	-	-	(79)	-	79
Amortisation for the period	25	26	5	140	-	196
Adjustments	-	1	-	-	-	-
31/12/2007	**1,336**	**685**	**151**	**3,839**	**-**	**6,010**

Net book value	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2006	**4,839**	**112**	**38**	**471**	**-**	**5,460**
Additions	-	1	-	18	5	24
Disposals	-	-	-	(2)	-	(2)
Amortisation	(25)	(31)	(13)	(197)	-	(266)
31/12/2006	**4,814**	**81**	**25**	**290**	**5**	**5,216**
Additions	-	5	3	3	-	11
Reclassifications	-	-	-	5	(5)	-
Amortisation for the period	(25)	(26)	(5)	(140)	-	(196)
31/12/2007	**4,790**	**60**	**23**	**157**	**-**	**5,030**

Changes compared to the previous year are attributable to:

- Purchases in the year equal to EUR 11 thousand mainly attributable to specific equipment;
- Depreciation of EUR 196 thousand.

The most significant item, ***land and buildings,*** totally consists of the office building located in Rome for the Group's companies.

5.2 Television rights

The balance of ***television rights*** amounts to EUR 17,554 thousand (EUR 30,982 thousand as at 31 December 2006). This item decreased as a result of amortisation over the period totalling EUR 13,599 thousand.

	Historical cost	Amortisation and depreciation	Net book value
01/01/2006	**577,273**	**529,985**	**47,288**
Additions	139	-	139
Amortisation	-	19,186	(19,186)
(Depreciation)	-	(2,745)	2,745
Other movements	(66,522)	(66,518)	(4)
Adjustments	1	1	-
31/12/2006	**510,891**	**479,909**	**30,982**
Additions	178	-	**178**
Amortisation for the period	-	13,599	**(13,599)**
(Depreciation)	-	7	**(7)**
Other movements	(20,197)	(20,197)	-
Adjustments	(1)	-	-
31/12/2007	**490,871**	**473,318**	**17,554**

The table below details the different types of television rights.

	31/12/2007	31/12/2006
Free TV rights	17,955	30,817
Home-video rights	61	212
Pay TV rights	10	44
Dubbing	245	618
Ancillary charges	327	328
(Provision for write-down of rights)	(1,044)	(1,037)
Total	**17,554**	**30,982**

The balance as at 31 December 2007 is shown net of write-downs for EUR 1,044 thousand (EUR 1,037 thousand as at 31 December 2006) and includes rights which will take effect after 31 December 2007 for a total amount of EUR 1,317 thousand (unchanged as at 31 December 2006), and which will begin to be amortised when they take effect.

As at 31 December 2007 the portfolio of rights included EUR 490 thousand regarding rights acquired in the preceding years by *Fininvest Group companies* (not including the Mediaset Group companies) or their affiliated companies, whose historical value amounted to EUR 16,635 thousand.

The increases as at 31 December 2007 in this item, amounting to EUR 178 thousand, are mainly attributable to *ancillary charges* relative to television rights, such as, for instance, re-mastering of obsolete material.

Amortisation of rights in 2007, equal to EUR 13,599 thousand, was calculated according to economic criteria based on which rights would be amortised over the period of the contract up to a maximum of 120 months and property rights as well as rights with an unlimited duration would be amortised over a period of 60 months on a straight-line basis.

5.4 Other intangible assets

Historical cost	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2006	7,336	-	282	21,881	-	29,499
Additions	121	-	-	-	-	121
Adjustments	(1)	-	-	-	-	(1)
31/12/2006	7,456	-	282	21,881	-	29,619
Additions	109	-	-	-	-	109
31/12/2007	7,565	-	282	21,881	-	29,728

Amortisation and depreciation	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2006	6,822	-	282	21,881	-	28,985
Amortisation and depreciation	371	-	-	-	-	371
31/12/2006	7,193	-	282	21,881	-	29,356
Amortisation and depreciation	259	-	-	-	-	259
31/12/2007	7,452	-	282	21,881	-	29,615

Net book value	Patents and intellectual property rights	Trademarks	Licenses	Intangible assets in progress and advances	Other intangible assets	Total
01/01/2006	514	-	-	-	-	514
Additions	121	-	-	-	-	121
Amortisation and depreciation	(371)	-	-	-	-	(371)
Adjustments	(1)	-	-	-	-	(1)
31/12/2006	263	-	-	-	-	263
Additions	109	-	-	-	-	109
Amortisation and depreciation	(259)	-	-	-	-	(259)
31/12/2007	113	-	-	-	-	113

The balance of ***Industrial patents and intellectual property rights*** posted EUR 113 thousand (EUR 263 thousand as at 31 December 2006). This item, which mainly refers to software, increased by EUR 109 thousand and decreased by EUR 259 thousand as a result of amortisation and write-downs in the year.

Intangible assets under formation and advances include start up of production, contracts to be finalised, productions under way and distribution advances. The balance as at 31 December 2007 is nil, since this item is shown net of accumulated write-downs equal to EUR 21,880 thousand (unchanged against 31 December 2006) allocated for options on productions that will presumably not be further developed.

5.5 Equity investments

Equity investments in directly and indirectly owned subsidiary companies

	31/12/2007				31/12/2006			
	Stake %	book value			Stake %	book value		
		share	stock opt.	total		share	stock opt.	total
Videotime S.p.A.	0%	-	362	362	0%	-	391	391
Publiespana S.A.	0%	-	104	104	0%	-	98	98
Gestevision Telecinco S.A.	0%	-	167	167	0%	-	159	159
International Media Services Ltd	99.95%	53	-	53	99.95%	53	-	53
Mediaset Investment S.a.r.l.	100%	394,195	-	394,195	100%	474,195	-	474,195
Mediaset Ireland Ltd. (in liquidazione)	0%	-	-	-	100%	0.052	-	0.052
R.T.I. - Reti Televisive Italiane S.p.A.	100%	534,219	4,960	539,179	100%	534,219	3,882	538,101
Medusa Film S.p.A.	0%	-	12	12	0%	-	-	-
Publitalia '80 S.p.A.	100%	51,134	2,657	53,792	100%	51,134	2,108	53,242
Promoservice Italia S.r.l.	0%	-	206	206	0%	-	-	-
Elettronica Industriale S.p.A.	0%	-	217	217	0%	-	173	173
Mediaset Investimenti S.p.A.	100%	500,000	-	500,000	100%	500,000	-	500,000
Investments in subsidiaries		**1,479,601**	**8,684**	**1,488,287**		**1,559,601**	**6,811**	**1,566,412**

The decrease against the previous year, amounting to EUR 78,126 thousand, is broken down below:

- A EUR 80,000 thousand reduction attributed to the shareholding held in Mediaset Investment S.a.r.l., relative to the partial reimbursement of the share premium reserve resolved upon by the Shareholders' Extraordinary Meeting of 12 December 2007;
- A EUR 99 thousand reduction corresponding to the 2004 Stock Option Plan granted to employees of directly and indirectly owned subsidiary companies for no longer exercisable options rights on a total of No. 59,500 shares;
- A EUR 1,973 thousand increase relative to the amount accrued in 2007 corresponding to the amount of the stock options granted to the employees of directly and indirectly owned subsidiary companies for the 2004, 2005 and 2007 Stock Option Plans.

Equity investments in other companies

	31/12/2007		31/12/2006	
	Stake %	Book value	Stake %	Book value
Auditel S.r.l.	6.45%	2	6.45%	2
Investments in other companies		**2**		**2**

No variation occurred in this item against 31 December 2006.

5.6 Receivables and non current financial assets

	Balance as of 31/12/2007				Balance as of 31/12/2006
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Other non current receivables	50,741	-	50,716	25	49,419
Total	**50,741**	**-**	**50,716**	**25**	**49,419**

As widely detailed in the 2004 financial statements, the closing of the transfer operation of the equity investment in Albacom S.p.A., stipulated on 4 February 2005, provided for that Mediaset S.p.A. would have acquired pro-quota from Banca Nazionale del Lavoro the medium/long term loan that Albacom S.p.A. had with that bank, previously taken over by British Telecommunications PLC. For this receivable equal to EUR 49,216 thousand, a provision was set up amounting to EUR 34,591 thousand, resulting from the difference between the original amount and EUR 14,625 thousand, the minimum amount that Mediaset S.p.A. will certainly collect, increased by interest accrued, by effect of the closing operation.

The residual amount of EUR 203 thousand (EUR 203 thousand as at 31 December 2006) refers to receivables for security deposits amounting to EUR 158 thousand and consortium quotas for EUR 45 thousand, relative to Consorzio Sardegna Digitale and Valle d'Aosta Digitale as well as Campus Multimedia in-formazione.

5.9 Advanced tax assets

The amount shown in the table corresponds to the balance of advanced tax assets which were calculated based on the temporary differences between the values posted in the financial statements and the corresponding values recognised for tax purposes.

Advanced taxes are calculated based on the tax rates applicable from 1 January 2008, corresponding to the rates considered applicable at the moment in which such difference emerge.

	31/12/2007	31/12/2006
Initial balance	**40,398**	**62,504**
Tax (credited)/charged to income statement	(12,544)	(21,957)
Tax (credited)/charged to equity	(35)	(148)
Adjustments	-	(1)
Final balance	**27,819**	**40,398**

The table below shows details of changes in the period regarding advance taxes.

	31/12/2007		31/12/2006	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Assets for advance taxes on:				
Intangible fixed assets	30,836	9,963	29,139	11,135
MBO	1,901	523	-	-
Provision for litigation/labour disputes	111	36	361	138
Entertainment expenses	249	80	289	110
Compensation to directors	388	107	290	96
Provision for write-down of advance payment to distributors	1,163	376	1,163	444
Provision for write-down of assets	18,758	6,061	18,758	7,168
Provision for write-down of productions in progress	901	291	901	344
Provision for write-down of rights on paid amounts with indefinite due date	1,033	334	1,033	395
Provision for write-down of depleted broadcasting rights	11	4	4	2
Provision for write-down of contracts to be finalised	1,059	342	1,059	405
Provision for bad debt subject to taxation	265	73	353	116
Membership fees	-	-	39	15
Write-down of investment in Albacom S.p.A.	-	-	25,608	8,451
Provision for risks Albacom/BT	34,591	9,512	34,591	11,415
Employee severance indemnity	427	117	496	164
Total for deferred tax assets	**91,693**	**27,819**	**114,084**	**40,398**

The balance of this item is EUR 27,819 thousand (EUR 40,398 thousand as at 31 December 2006). Changes to the Income statement mainly refer to the release of advance taxes allocated for write-downs of equity investments in previous years.

This item was subject to adjustment in order to implement the changes introduced by the new 2008 Budget Law, which provides for a change in the IRES rate (dropping from 33% to 27.5%) and IRAP rate (dropping from 5.25% to 4.81%). Such adjustment implied the recognition of uses to income statement amounting to EUR 4,943 thousand and to Shareholders' equity of EUR 13 thousand.

6. Current assets

6.2 Trade receivables

As of year end this item is broken down as follows:

	Balance as of 31/12/2007				Balance as of 31/12/2006
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Receivables from customers	359	359	-	-	446
Provision for bad debts	(265)	(265)	-	-	(353)
customers	**95**	**95**	-	-	**93**
Receivables from associates	49	49	-	-	335
Receivables from subsidiaries	4,884	4,884	-	-	5,145
Receivables from holding companies	9	9	-	-	10
Adjustments	1	1	-	-	-
Total	**5,037**	**5,037**	-	-	**5,583**

Receivables due from customers

This item, net of the provision for bad debt, increased by EUR 2 thousand against the previous year and includes trade receivables deriving from the sale/lease of rights mainly to broadcasters and distributors in Italy and abroad. These total EUR 95 thousand (EUR 93 thousand as at 31 December 2006), equivalent to the nominal value of EUR 359 thousand net of write-downs of EUR 265 thousand (EUR 353 thousand as at 31 December 2006) which, with EUR 88 thousand used, is the reasonable estimate of the write-down of doubtful debt; the amount refers to receivables already existing in the previous year and already subject to write-down.

Bad debt provision is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Trade receivables due from subsidiaries

Trade receivables due from subsidiaries equal to EUR 4,884 thousand (EUR 5,145 thousand as at 31 December 2006) mainly refer to R.T.I. S.p.A. for EUR 4,694 thousand and primarily considered services rendered by the Central Communication and Information Management (EUR 3,684 thousand).

6.3 Tax assets

This item is broken down as follows:

	31/12/2007	31/12/2006
Receivables from tax authorities for IRES from tax consolidation	-	61,726
Receivables from tax authorities for IRAP	221	-
Other receivables from tax authorities	397	418
Total	**618**	**62,144**

This item shows credits due over 12 months for EUR 397 thousand (EUR 418 thousand as at 31 December 2006).

Receivables due from tax authorities for IRES (corporate tax) from tax consolidation zeroed against the previous year, since in 2007 a payable generated vis-à-vis tax authorities for IRES to be paid on the global corporate income including subsidiaries under tax consolidation with Mediaset S.p.A. as consolidating company.

Receivables due from tax authorities for IRAP comprise both receivables on advances paid and receivables carried forward for a total amount of EUR 2,219 thousand net of the relevant payable amounting to EUR 1,998 thousand.

It should be noted that, starting from 1 January 2005, Mediaset S.p.A., as the consolidating entity, and RTI S.p.A., Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l. and Boing S.p.A., as consolidated companies, exercised the option for joining the Group's tax consolidation perimeter for the 2005-2007 three year period. Also Media Shopping S.p.A. and Mediaset Investimenti S.p.A. have exercised the relevant option with effect starting from 2006.

6.4 Other receivables and current assets

This item is broken down as follows:

	31/12/2007	31/12/2006
Receivables due from employees	68	94
Advances	416	580
Receivables due to social security institutions	26	27
Other receivables	518	196
Receivables due from associates	94	92
Receivables due from subsidiaries	48,671	17,177
Receivables due from holding companies	420	45
Accrued income	-	74
Deferred liabilities	1,728	2,118
Total	**51,941**	**20,403**

This item shows receivables due over 12 months for EUR 592 thousand (EUR 1,009 thousand as at 31 December 2006).

Other receivables due from subsidiary companies

This item, amounting to EUR 48,671 thousand , is made up of receivables for IRES from tax consolidation of subsidiary companies (mainly referring to subsidiary R.T.I. S.p.A. for a total amount of EUR 37,505 thousand) that refer their taxes to the Group in application of the Agreement for the exercise of the option for the National Tax Consolidation system. The residual amount of 5,416 thousand includes receivables relating to the Group management of VAT, mainly for the subsidiary R.T.I. S.p.A., equal to EUR 4,392 thousand, and subsidiary Videotime S.p.A. for EUR 908 thousand.

Other receivables due from parent companies

Receivables due from parent company Fininvest S.p.A., amounting to EUR 420 thousand, refer to the recharging of costs covered by the guarantee issued in June 1996 which expired on 31 December 2002 and subsequently reported in section 19 *Investment commitments and guarantees*.

Prepayments

Prepayments mainly refers to consultancy agreements regarding the analysis, evaluation and information for the acquisition of companies operating in the multimedia sector, sponsorship agreements with the affiliated company Il Teatro Manzoni S.p.A. and costs for rents paid mainly to parent company Fininvest S.p.A..

The fair value is considered to be closet o the relevant value.

6.5 Intercompany financial receivables

Intercompany financial receivables due from subsidiaries

These relate to current account relations held with the Group's subsidiaries, detailed as follows:

	31/12/2007	31/12/2006
Mediaset Investimenti S.p.A.	1,216,289	1,325,664
R.T.I. S.p.A.	1,762,577	1,361,548
Elettronica Industriale S.p.A.	395,064	444,365
Total	**3,373,930**	**3,131,577**

The current accounts relations with subsidiaries are governed by a framework agreement signed on 18 December 1995, which provides for the application of interest rates calculated making reference to Euribor (average 1 month Euribor flat if receivable and average 1 month Euribor + 1% if payable).

6.6 Other current financial assets

	31/12/2007	31/12/2006
Treasury bonds	-	4,523
Non convertible bonds	-	8,138
Financial activities for non hedging derivatives		
Derivatives for third party forward transactions	363	545
Derivatives for third party options	8	351
Derivatives for share options	-	38
Derivatives for forward transactions with subsidiaries	24,427	5,028
Derivatives for options with subsidiaries	1,086	1,005
Total	**25,885**	**6,967**
Financial activities for hedging derivatives		
Derivates for collar on interest rates forward third parties	1,877	828
Total	**1,877**	**828**
Total	**27,762**	**20,455**

Government securities and bonds

During the period of reference, government securities and non convertible bonds held in portfolio as at 31 December 2006 were sold for a total amount of EUR 12,661 thousand.

The sale of government securities generated income for EUR 4 thousand, while the sale of non convertible bonds generated net loss for EUR 2 thousand.

Financial assets for non hedging instruments

This item is broken down as follows:

Derivatives for exchange rate risk

This is the fair value of derivative instruments, primarily forward contracts and options on foreign currencies, acquired by Mediaset S.p.A. on the market in order to cover the risks resulting from foreign currency fluctuations both with respect to *very likely future commitments* and debt for purchases already completed.

The fair value of forward contracts on currencies is determined as the discounted difference between the *notional amount* valued at the contract forward rate and the *notional amount* valued at the *fair forward* (period end exchange rate calculated at the account date).

Specifically, Mediaset S.p.A. collects information regarding possible exposure to the exchange rate risk of subsidiary R.T.I. S.p.A. and signs an intercompany equalising trading derivative contract to the benefit of the subsidiary.

These contracts do not qualify as hedging pursuant to IAS 39 in Mediaset S.p.A. accounts and, therefore, they are entered with fair value variations to income statement as realised income or loss and based on foreign exchange transaction valuations under Financial (Loss)/Income.

Derivatives for options on shares

This item zeroed against 31 December 2006. It included the call option on the Telecom stocks.

Financial assets for hedging instruments

This item represents the fair value as at 31 December 2007 relative to two collar derivatives, stipulated as operations for hedging the interest rate risk for the existing loan with Mediobanca.

6.7 Cash and cash equivalents

	31/12/2007	31/12/2006
Bank and postal deposits	68,898	45,448
Cash in hand and cash equivalents	64	66
Total	**68,962**	**45,514**

The balance of EUR 68,962 thousand (EUR 45,514 thousand as at 31 December 2006) includes the current accounts relations held with leading national and international banks, amounting to EUR 68,898 (EUR 45,448 thousand as at 31 December 2006) and cash in hand and duty stamps totalling EUR 64 thousand (EUR 66 thousand as at 31 December 2006).

Net financial position

The net financial position of Mediaset S.p.A. as at 31 December 2007, compared to the previous year, is as follows:

	31/12/2007	31/12/2006
Cash	64	66
Bank and postal accounts	68,898	45,448
Securities and current financial assets	1,877	13,526
Liquidity	**70,839**	**59,040**
Financial receivables from subsidiaries	3,373,930	3,131,577
Total current financial receivables	**3,373,930**	**3,131,577**
Payables to banks	(499,909)	(612,260)
Current payables and financial liabilities	(851,719)	(1,002,201)
Financial payables to subsidiaries	(332,265)	(312,998)
Financial payables to affiliated companies	(2,858)	(2,618)
Current financial debt	**(1,686,750)**	**(1,930,077)**
Current net financial position	**1,758,019**	**1,260,541**
Non-current financial payables and liabilities	(822,462)	(436,589)
Non-current portion of net financial debt	**(822,462)**	**(436,589)**
Net financial position	**935,557**	**823,952**

The positive change in the net financial position amounting to EUR 111,605 thousand mainly derives from the financial input from dividends cashed in by the subsidiaries for EUR 484,231 thousand, the partial release of the share premium reserve of the subsidiary company Mediaset Investment S.a.r.l. for EUR 80,000 thousand, the total sale of government securities and bonds held in portfolio equal to EUR 12,663 thousand and the cash flow absorbed by operations. With regard to financial outlays, it should be noted that EUR 488,679 pertained to dividend payout. These changes are better detailed in the cash flow statement.

COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(EUR thousands)

8. Capital and reserves

The main items composing Shareholders' equity and the relevant changes are commented below.

8.1 Share capital

As at 31 December 2007 the share capital was fully underwritten and paid up, consisting of No. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No changes occurred during the year.

8.2 Share premium reserve

As at 31 December 2007 the share premium reserve amounted to EUR 275,237 thousand. No changes occurred during the year.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the Shareholders' Meeting of 24 April 2002, 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007, whereby the Board of Directors was given proxy to purchase up to a maximum of 118,122,756 shares (corresponding to 10% of share capital). Such proxy is valid until the financial statements as at 31 December 2007 are approved and, in any case, for no longer than 18 months from the meeting decision

	31/12/2007		31/12/2006	
	Amount	**Book value**	**Amount**	**Book value**
Treasury shares - beginning balance	44,481,500	413,901	46,770,000	437,274
increases	360,000	2,910	1,300,000	11,432
decreases	(16,000)	(155)	(3,588,500)	(34,805)
Treasury shares - final balance	44,825,500	416,656	44,481,500	413,901

As at 31 December 2007 the book value of treasury shares in portfolio amounted to EUR 416,656 thousand (EUR 413,901 thousand as at 31 December 2006), equivalent to No. 1,895,500 shares for the needs of the stock option plans approved and No. 42,930,000 shares acquired following the buyback decision made on 13 September 2005 and 8 November 2005.

As at 31 December 2007 no treasury shares in the portfolio were held for purposes of stabilising stock market values.

Lastly, it should be noted that during the year of reference, for the purposes of the stock option plans, a total of No. 360,000 shares were bought for a counter-value of EUR 2,910 thousand and No. 16,000 shares were sold for EUR 155 thousand. These transactions resulted in charges of EUR 36 thousand, posted in *Provision for gains and losses from sales and purchases of treasury shares*.

8.4 Other reserves

	31/12/2007	31/12/2006
Legal reserve	122,848	122,848
Extraordinary reserve	1,371,243	1,337,513
Reserve from mergers	8	8
Reserve for intercompany transactions	825,206	825,206
Reserve for profit/loss from treasury share trading	(2,605)	(2,583)
Other available reserves	1,511	1,652
Adjustments	(1)	-
Total	**2,318,210**	**2,284,644**

Legal reserve

As at 31 December 2007 this reserve amounted to EUR 122,848 thousand. No changes were applied during the year, because the reserve has already reached 20% of share capital.

Extraordinary reserve

This reserve amounts to EUR 1,371,243 thousand (EUR 1,337,513 thousand as at 31 December 2006). The EUR 33,730 thousand change against the previous year is attributable to the distribution of the 2006 period earnings according to the resolution of the Shareholders' Meeting of 19 April 2007.

Reserve for intercompany operations

This reserve makes for EUR 825,206 thousand and includes the capital gain generated from the intercompany sale of the equity investment in Gestevision Telecinco S.A.. No changes occurred during the year.

Provision for gains and losses from sales and purchases of treasury shares

This item shows a negative balance equal to EUR 2,605 thousand (EUR – 2,583 thousand as at 31 December 2006). This negative increase by EUR 22 thousand is due to the economic effect of the transactions during the period of reference net of the corresponding taxation, amounting to EUR 14 thousand.

Other reserves available

This item amounts to EUR 1.511 thousand (EUR 1,652 thousand as at 31 December 2006) and includes EUR 1,652 thousand regarding the amount released from the Employee Stock Option Reserve for the plan approved in 2003, which was made available because the option rights that could be exercised until 31 December 2007 have expired. The EUR 141 thousand decrease refers to the endorsement of the negative reserve on share coverage and shows the cost for the failed exercise of the call option on Mediaset stocks, acquired to hedge the 2005 stock option plan, net of taxes amounting to EUR 87 thousand.

8.5 Valuation reserve

	31/12/2007	31/12/2006
Reserve on unrealised exchanges	26	-
Hedging reserve collar on rates	1,289	511
Employee stock option reserve	3,737	2,683
Subsidiary employee stock option reserve	8,684	6,811
Reserve for actuarial profit/(loss)	46	(154)
Total	**13,782**	**9,851**

The newly established *Reserve on unrealised exchanges* was set up using EUR 26 thousand deriving from the distribution of 2006 profit pursuant to Shareholders' Meeting's decision of 19 April 2007. This reserve is not available.

The *Reserve for Stock Option Plans* includes the amount of costs accrued as at 31 December 2007, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2007 both to its own employees and to the employees of the directly and indirectly owned subsidiaries.

The *Reserve from the valuation of actuarial profits and losses* includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity, net of deferred taxes.

The following table shows the changes for these reserves occurred during the year of reference.

	Balance as of 01/01/2007	Increase/ (decrease)	Charged to income statement	Hedged item initial value adjustment	Fair Value variations	Deferred taxes	Balance as of 31/12/2007
Hedging reserve collar on rates	511	-	(122)	-	1,199	(299)	1,289
Reserve on unrealised exchanges	-	26	-	-	-	-	26
Employee stock option reserve	2,683	1,054	-	-	-	-	3,737
Subsidiary employee stock option reserve	6,811	1,873	-	-	-	-	8,684
Reserve for actuarial income/(loss)	(154)	234	-	-	-	(35)	46
Total	9,851	3,188	(122)	-	1,199	(334)	13,782

Collar hedging reserve on interest rates

The amount shown corresponds to the entire fair value of the two derivatives since it is the lower in absolute value between the accumulated value of the derivatives and the variations in the underlying fair value.

Item *Hedging reserve collar on interest rates*, amounting to EUR 1,289 thousand (EUR 511 thousand as at 31 December 2006), includes net of taxes, the effective component of the valuation at *fair value* of two derivative contracts regarding *collar on interest rates*, negotiated for the purpose of hedging the interest rate on the loan of EUR 210,000 thousand signed in November 2005 with Mediobanca.

The recognition of EUR 122 thousand in the income statement, regarding the collection of the difference calculated between 3 months Euribor as of 29 August 2007 and that defined by the contract (CAP 4.50%) was entered under item *Realised financial income*.

Share hedging reserve

A reserve amounting to EUR 228 thousand was set up during the year, showing the premium paid to acquire a derivative contract negotiated with Barclays Capital Securities Ltd. regarding the supply of Mediaset shares to cover the 2005 stock option plan. Such derivative was not subject to fair value during the year, since it was considered an instrument to shareholders' equity which reached maturity on 14 December 2007, without being exercised. As a result, this reserve was transferred to item "*other reserves available*", net of tax effects.

8.6 Profits (loss) carried forward

This item shows a negative balance equal to EUR 807,854 thousand (EUR – 807,687 thousand as at 31 December 2006) and results from the combined effect of all the adjustments due to the *First Time Application* and from the result of 2005. The most substantial change is the capital gain generated from the intercompany transfer of the equity investment in Gestevision Telecinco S.A., amounting to EUR 825,774 thousand.

The negative variation equal to EUR 167 thousand includes, net of tax effects, the endorsement of the actuarial components accrued as at 31 December 2006 concerning the valuation of the defined benefit plans that had been allocated to special reserve.

As required by the regulations in the matter of Company Law, the table below details the items in Shareholders' equity, showing the possible uses and distribution of the reserves:

				Summary of utilization in the three past fiscal years	
	Amount	Possibility of utilization	Amount to distribute	Loss coverage	Other
Sharholders' equity	614,238	=	-	-	-
Own shares	(416,656)	=	-	-	-
Share premium reserve	275,237	A B C	275,237	-	-
Reserve from merger	8	A B C	8	-	-
Legal reserve	122,848	B	-	-	-
Extraordinary reserve	1,371,243	A B C	546,037	-	-
Reserve for intercompany transactions	825,206	=	-	-	-
Reserve for profit/loss from treasury share trading	(2,605)	=	-	-	-
Other available reserves	1,511	ABC	1,511	-	-
Revaluation reserve	13,782	=	-	-	-
Profit due to accounting principles changes	(807,687)	=	-	-	-
Profit from last year	(167)	=			
Total	**1,996,958**		**822,793**	-	-

Key:

A – share capital increase

B – to cover losses

C – distribution to shareholders

EUR 3,652 thousand of the *Reserves in Shareholders' equity* cannot be distributed pursuant to Art. 109, par. 4, letter b of Italian Pres. Decree 917/1986. This law provides for the possibility of deducting some components of the income off-the-books (depreciation of tangible assets, amortisation of intangible assets, value adjustments and provisions) in compliance with the provisions set out in the relevant tax laws.

In order to avoid that deducting the above liabilities from income results in dividends that have not been subjected to taxation being distributed, it is necessary to maintain a Reserve for profits, other than the legal reserve, for an amount equal to those liabilities deducted off-the-books, net of the deferred taxes related to the amounts deducted.

8.7 Net profit (loss) for the period

This item includes net profits for the period amounting to EUR 481,609,275.95 (EUR 522,435,314.92 as at 31 December 2006).

9. Non current liabilities

9.1 Post employment benefit plans

Benefits to employees that fall within the Italian regulation of Employee termination benefit (TFR) are considered by IAS 19 as "post employment benefits" of the type "defined benefit plans" and are therefore subject to Projected Unit Credit Method actuarial procedures.

The procedure for the determination of the Group's obligation with respect to employees was carried out by an independent actuary according to the following steps:

- Projection of the Employee termination benefit already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the post-employment benefit;
- Discounting at the valuation date of the expected cash flows that the Group will pay in the future to its own employees;
- New proportion of the discounted performances based on the seniority accrued at the valuation date with respect to the expected seniority in the very moment of the payment by the Mediaset S.p.A..

Post-employment Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset S.p.A. without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represents the demographic, economic and financial assumptions regarding the parameters included in the calculation.

As of the date of closing, the technical bases processed on the occasion of the *First Time Adoption* of IAS standards, were updated, taking corporate data of the 2006-2007 two-year period into account, in relation to the number of dismissals (due to resignations, retirement, death) and requests for advances on the post employment benefit amount accrued.

In summary, the adopted assumptions are described here below:

Demographic hypotheses	
Life expectancy	1999 ISTAT life expectancy table, broken down by age and gender
Probability threshold for Mediaset S.p.A. termination	Percentages for retirement, resignation/dismissal, expiry of employee labour contract derived from corporate data analysis. Probability rates shown are broken down by age, gender and qualification level (office staff, middle managers and managers). Actuarial computation considered a time horizon equal to 60 years for women and 65 years for men.
Employee severance indemnity advances	Employee severance indemnity advances and partial payments were derived from historical corporate data analysis.
Supplementary retirement fund	Employees who decide to allocate their severance indemnity entirely to pension funds relieve the Company of any obligation in terms of employee severance and the corresponding amounts are not subject to valuation. For all the other employees it have been considered the chooses really manifested by themselves as of 31 December 2007.

Economic/financial hypotheses	
Inflation rate	The inflation scenario is in line with the latest Economic-Financial Planning Document. DPEF 2008/2011 was taken as reference value for the valuation of the Company's employee severance indemnity fund as of December 31, 2006, in which inflation showed a decreasing trend down to 1.5% compared on the longer term up to 2009. After 2009, a 1.5% inflation rate was considered.
Discounting back rates	Risk-free rate curve relative to bonds of "blue chip" companies of the euro market (minimum rating A+) as of the date of the corresponding valuation.

As already commented in the section dedicated to the valuation criteria, Following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006, in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method without taking the pro rata of the service paid on the amounts with a deferred maturity into account. Such re-calculation implied a curtailment of a non recurrent proceed amounting to EUR 1,004 thousand entered to reduce Personnel Expenses and the concurrent reclassification in item Results carried forward of the Reserve for actuarial income and loss allocated for at 31 December 2006 for a total negative amount of EUR 167 thousand.

The actuarial assessment determined a value of the provision for post employment benefit as at 31 December 2007 equal to EUR 4,698 thousand, decreasing by EUR 1,497 thousand against the previous year.

The changes in this item during the period are detailed in the table below:

Fund provision as of 01/01/2007	6,195
Amount accrued and charged to income statement	209
Reserve transferred from subsidiaries, affiliated and associates companies	36
Employee severance pre-payments for the period	(295)
Employee severance indemnities paid during the year	(289)
Actuarial gain/loss	(68)
Reserve transferred to subsidiaries, affiliated companies and associates	(86)
Non recurring income for settlement of defined benefit plans	(1,004)
Fund provision as of 31/12/2007	**4,698**

Non recurring income for settlement of defined benefit plans includes the adjustment made following to the re-calculation of the post employment benefit accrued as at 31 December 2006 in compliance with the newly enforced regulation in the matter of post employment benefit plan and is entered to income statement.

9.2 Deferred tax liabilities

The amount shown in the table corresponds to the balance of the payables for deferred taxes calculated on the basis of temporary differences between the value entered in financial statement and the corresponding value recognised for tax purposes.

Deferred taxes were calculated using the tax rates applicable from 1 January 2008, based on the applicable tax rates at the moment when the temporary differences emerge.

	31/12/2007	31/12/2006
Beginning balance	**1,401**	**5,993**
Tax (charged)/credited to Income Statement	(69)	(4,864)
Tax (charged)/credited to equity	299	272
Final balance	**1,631**	**1,401**

The table below shows details of changes in deferred taxes during the year.

	31/12/2007		31/12/2006	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Revenues	1,046	338	1,592	609
Bonds	-	-	9	3
Hedging Reserve Collar on rates	1,904	615	828	316
Provision for bad debts	247	68	254	84
Tangible fixed assets	697	225	786	301
Intangible fixed assets	58	19	42	16
Employee severance indemnity	1,329	366	219	72
Total deferred tax liabilities	**5,281**	**1,631**	**3,730**	**1,401**

The balance of this item equals EUR 1,631 thousand (EUR 1,401 thousand as at 31 December 2006). The changes to Income statement refer to the release and allocation of deferred taxes to align the fiscal useful lives to the economic ones.

Tax liabilities relating to changes in the reserves for hedging future cash flows are directly posted under Shareholders' equity.

This item was subject to adjustment in order to implement the changes introduced by the new 2008 Budget Law, which provides for a change in the IRES rate (dropping from 33% to 27.5%) and IRAP rate (dropping from 5.25% to 4.81%). Such adjustment implied the recognition of uses to income statement amounting to EUR 130 thousand and to Shareholders' equity of EUR 49 thousand.

9.3 Financial liabilities and payables

	Total	Balance as of 31/12/2007 Due within 1 year	from 1 to 5 years	over 5 years	Balance as of 31/12/2006
Loans not supported by real guarantees					
Mediobanca	210,778	10,667	169,362	30,749	210,527
San Paolo Imi	101,207	5,046	96,161	-	100,852
Intesa Sanpaolo stipulatd on 15/03/07	100,060	5,029	95,031	-	-
Intesa Sanpaolo stipulated on 19/07/07	99,873	4,658	95,215	-	-
Lines of credit					
Mediobanca	100,119	119	100,000		100,127
Intesa Sanpaolo stipulatd on 15/03/07	100,374	374	100,000	-	-
Intesa Sanpaolo stipulated on 19/07/07	60,039	39	60,000	-	-
BNP Paribas	-	-	-	-	25,083
Banca Popolare di Bergamo	50,012	12	50,000	-	-
Total	**822,462**	**25,944**	**765,769**	**30,749**	**436,589**

During March 2007 a medium-long term loan contract was stipulated with INTESA SANPAOLO S.p.A. for a notional amount equal to EUR 200,000 thousand, expiring on 15 March 2012. During the period under investigation, the loan was used as follows:

- On 14 May 2007 the released amount equalled EUR 100,000 thousand. This amount was recognised at amortised cost for EUR 99,777 thousand;
- On 03 December 2007 Mediaset S.p.A. received EUR 100,000 thousand in the form of a revolving credit line, the interest accruals on which amount to EUR 374 thousand;

This loan contract is subject to the following financial covenant :

- net financial position /EBITDA lower or equal to 2 to be checked on a half-year basis, based on Mediaset consolidated data.

Until now these parameters have been respected.

During July 2007 a medium-long term loan contract was stipulated with INTESA SANPAOLO S.p.A. for a notional amount equal to EUR 200,000 thousand, expiring on 19 July 2012. During the period under investigation, the loan was used as follows:

- On 27 July 2007 the released amount equalled EUR 100,000 thousand. This amount was recognised at amortised cost for EUR 99,768 thousand;
- On 21 December 2007 Mediaset S.p.A. received EUR 60,000 thousand under the form of revolving credit line, the interest accruals of which amount to EUR 39 thousand;

This loan contract is subject to the following financial covenant:

- net financial position/EBITDA lower or equal to 2 to be checked on a half-year basis, based on Mediaset consolidated data.

Until now these parameters have been respected.

During 2006 credit facilities were granted by BNP PARIBAS for a maximum amount of EUR 50,000 thousand, expiring on 6 April 2009, which as at 31 December 2007 were still unused.
The contract relative to the release of this credit line is subject to the following financial covenants:

1. net financial position/EBITDA no higher than 1.5 to be checked on a half-year basis, based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis, based on Mediaset consolidated data.

Until now these parameters have been respected.

In 2006, another medium-to-long term loan contract was stipulated with SAN PAOLO IMI S.p.A. for a notional amount equal to EUR 100,000 thousand, whose amortised cost amounts to EUR 99,892 thousand.
This loan contract is subject to the following financial covenants:

1. net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis, based on Mediaset consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis, based on Mediaset consolidated data.

Until now these parameters have been respected.

In 2005 a medium-to-long term loan contract was stipulated with MEDIOBANCA S.p.A. for an overall amount of EUR 235,000 thousand, expiring on 29 May 2013. On 10 October 2006 Mediaset S.p.A. asked to increase the credit facility by further EUR 75,000 thousand to take effect from 29 November 2006 at the same terms and conditions, as follows:

- the revolving line was increased by EUR 25,000 thousand from EUR 75,000 thousand to EUR 100,000 thousand. The corresponding interest accruals amount to EUR 119 thousand;
- the unsecured loan was increased by EUR 50,000 thousand, taking its notional amount from EUR 160,000 thousand to EUR 210,000. Its amortised cost amount was entered at EUR 209,818 thousand;

The loan contract is subject to the following financial covenants:

1. net financial position /EBITDA, no higher than 1.5 to be checked on a half-year basis, based on Mediaset consolidated data;
2. EBITDA/net financial losses, no lower than 10 to be checked on a half-year basis, based on Mediaset consolidated data.

Until now these parameters have been respected.

In September 2007, credit facilities were granted by BANCA POPOLARE DI BERGAMO S.p.A. for a notional amount equal to EUR 100,000 thousand, expiring on 30 March 2009. As at 31 December 2007 EUR 50,000 thousand were used and interest accruals amounted to EUR 13 thousand.
For the loans and the credit lines, in the event that the financial covenants are not met, Mediaset S.p.A. should reimburse the portions used.

For all the loans, the next date for reviewing the interest rate is as follows:

- 29 February 2008 for the MEDIOBANCA loan;
- 28 March 2008 for the SAN PAOLO IMI loan;
- 11 January 2008 for the INTESA SANPAOLO loan stipulated in March 2007;
- 24 January 2008 for the INTESA SANPAOLO loan stipulated in July 2007.

It should also be noted that accruals for IRR interest were recorded under liabilities as detailed here below:

- EUR 960 thousand regarding the loan with MEDIOBANCA;
- EUR 1,315 thousand regarding the loan with SAN PAOLO IMI;
- EUR 283 thousand regarding the loan with INTESA SANPAOLO stipulated on 15 March 2007;
- EUR 105 thousand regarding the loan with INTESA SANPAOLO stipulated on 19 July 2007.

The following table shows the actual interest rates (IRR) and the financial charges recognised in the income statement regarding existing loans and the fair value of the loans calculated based on end-of-period market rates:

	IRR	Financial charges	Fair value
Mediobanca loan	5.16%	8,507	212,771
San Paolo IMI loan	5.12%	3,075	101,803
Intesa Sanpaolo loan stipulated on 15/03/2007	5.30%	2,565	100,876
Intesa Sanpaolo loan stipulated on 19/07/2007	4.90%	1,803	101,332

9.4 Provision for risks and charges

The breakdown and the changes in these reserves are detailed below:

	Initial balance as of 01/01/2007	Provisions	Utilization	Financial charges	Other movements	Reclassifications	Final balance as of 31/12/2007
Fund for employee retirement and similar obligations	7	-	(7)	-	-	-	-
Provision fund for future risks	36,937	-	(4)	-	-	(50)	36,882
Total	**36,944**	**-**	**(12)**	**-**	**-**	**(50)**	**36,882**

Provision for risks and charges mainly consists, for EUR 34,591 thousand , of the provision allocated in 2004 for the amount receivable due from British Telecommunications Plc regarding the transfer of the equity investment in Albacom S.p.A., further commented on in the description of item *Receivables and non current financial assets*.

The decrease is mainly due to the re-classification of the current future risks provision which had been previously classified as non current.

As to criminal case 22964/2001 (also known as Television Rights) it should be noted that all false accounting facts and misappropriation were dropped. The tax fraud trial concerning the returns of the fiscal years 2001, 2002 and 2003 is still pending, and the prosecution's other charges (money laundering) do not pertain to Mediaset's accounting position. It is also worth noting that none of the directors or managers of the Company are involved in this proceeding.

10. Current liabilities

10.1 Due to banks

Payables due to banks are broken down as follows:

	Balance as of 31/12/2007				Balance as of 31/12/2006
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Financial liabilities due to banks	53,578	53,578	-	-	-
Lines of credit	446,331	446,331	-	-	612,260
Total	**499,909**	**499,909**	**-**	**-**	**612,260**

This item decreased by a total of EUR 112,351 thousand. In the year under investigation the use of the credit facilities stipulated with leading banks dropped. Credit lines, all at variable rate, refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renews. The fair value coincides with the carrying value. As at 31 December 2007, approximately 52.2% of the overall credit lines was *committed.*

10.2 Trade payables

	Balance as of 31/12/2007				Balance as of 31/12/2006
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Due to suppliers	6,421	6,421	-	-	6,087
Due to subsidiaries	716	716	-	-	618
Due to associates	283	283	-	-	680
Due to holding companies	25	25	-	-	43
Adjustments	-	-	-	-	(1)
Total	**7,445**	**7,445**	**-**	**-**	**7,427**

Below are the details regarding the composition and changes in the period of the items under this heading:

Due to suppliers

This item increased by EUR 334 thousand and there are no payables due over 12 months.

Trade payables to subsidiary companies mainly refer to payables to subsidiary R.T.I. S.p.A. regarding administrative services for EUR 238 thousand and sub-letting services for EUR 293 thousand.

Trade payables to affiliated companies mainly refer to charges for the cost of transportation provided by affiliated companies and, in particular, by Alba Servizi S.p.A..

Trade payables parent company comprise directors' fees waived in favour of Fininvest S.p.A..

The fair value of the payables is considered closet o the carrying value.

10.3 Provision for risks and charges

The breakdown and the changes in this item are detailed below:

	Beginning balance as of 01/01/2007	Provisions	Utilization	Financial charges	Other movements	Reclassifications	Final balance as of 31/12/2007
Fund provision for future risks	157	-	(100)	4	-	50	111
Fund provision for penalties and disputes	149	-	(149)	-	-	-	-
Total	**306**	**-**	**(249)**	**4**	**-**	**50**	**111**

This item includes potential losses and liabilities that can presumably be realised within 12 months.

The decrease equal to EUR 195 thousand against the previous year is attributed to uses for EUR 249 thousand net of re-classifications for EUR 50 thousand and financial charges for EUR 4 thousand.

10.4 Tax payables

This item is broken down as follows:

	31/12/2007	31/12/2006
Tax payables for IRES from tax consolidation	27,847	-
Withholdings on employee wages and salaries	801	746
Withholdings on freelance staff fees	194	196
Tax payables for IRAP	-	537
VAT Group	3,838	11,525
Revenue for VAT	556	1,520
Adjustments	(1)	(1)
Total	**33,235**	**14,523**

Below are the details of the main items under this heading:

Payables for IRES from tax consolidation

This item includes payables due to tax authorities for IRES on the global corporate income including subsidiaries under tax consolidation with Mediaset S.p.A. as consolidating company for a total amount of EUR 189,824 thousand compensated for by tax credit amounting to EUR 161,977 thousand.

Group VAT

This item refers to VAT due in the month of December 2007, managed within the Group VAT system, entered net of the partial payment made in December 2007 (mainly relating to subsidiary R.T.I. S.p.A.).

Tax authorities for VAT

This item refers to non-deductible VAT due to the effect of the pro-rata variation in compliance with Art. 19 bis of Italian Pres. Decree 633/72 amounting to EUR 456 thousand and for the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was 10 percentage points higher than that in the last period, amounting to EUR 100 thousand di euro.

10.5 Intercompany financial payables

This item refers to current account relations with subsidiary and affiliated companies and with joint ventures.

The terms regarding the granting of intercompany finance are better detailed under point 6.5 *Intercompany financial receivables.*

Intercompany financial payables due to subsidiary companies

	31/12/2007	31/12/2006
Videotime S.p.A	57,520	41,177
Boing S.p.A.	7,768	1,914
Media Shopping S.p.A.	26,802	33,510
Medusa Film S.p.A.	42,447	-
Publieurope Ltd.	1,699	-
Publitalia'80 S.p.A.	192,614	230,735
Promoservice Italia S.p.A.	3,415	5,663
Adjustments	-	(1)
Total	**332,265**	**312,998**

Intercompany financial payables due to affiliated companies and joint ventures

	31/12/2007	31/12/2006
Fascino Prod. Gest. Teatro S.r.l.	2,858	2,618
Total	**2,858**	**2,618**

10.6 Other financial liabilities

	31/12/2007	31/12/2006
Financial liabilities for non hedging derivates		
Third party forward derivatives	24,435	5,051
Third party option derivatives	1,086	1,005
Share option derivatives	89	-
Subsidiary forward derivatives	363	545
Subsidiary option derivatives	8	351
Total	**25,981**	**6,953**
Other short term financial payables	851,719	1,002,201
Adjustments	-	(1)
Total	**877,700**	**1,009,153**

Other short term financial payables, amounting to EUR 851,719 thousand, decreased of EUR 150,482 thousand and entirely refers to an intercompany loan stipulated as of end of period with subsidiary Mediaset Investment Belgium S.p.r.l., which replaced the one stipulated in December 2006 for EUR 1,000,000 thousand with subsidiary Mediaset Investment S.a.r.l., which during 2007, gradually decreased to EUR 900,000 thousand, and was later settled on 14 December 2007.

In December 2007 a new loan contract was stipulated with subsidiary Mediaset Investment S.a.r.l. under the following terms:

- 14 December 2007 was the effective date for the loan;
- EUR 850,000 thousand was the notional amount;
- the reference rate for the calculation of interest is 3 month/365 Euribor plus 25 basis points;
- the quarterly payment of interest is due on the following dates 14 March, 13 June, 15 September and 15 December;
- the capital may be repaid, wholly or in part, at any time;
- this loan expires on 15 December 2008.

On 18 December 2007, the same loan was transferred to subsidiary Mediaset Investment Belgium S.p.r.l., which succeeded under the same terms and conditions.

In addition, Mediaset S.p.A. acknowledged the transferring company EUR 491 thousand as interest accrued from the date of stipulation of the loan contract until the date of transfer.

It should also be noted that this item includes accrual on interest equal to EUR 1,719 thousand.

The residual amount included in this item, amounting to EUR 25,981 thousand, refers to the negative fair value of derivatives on exchange rates, as detailed in the table below.

10.7 Other current liabilities

	31/12/2007	31/12/2006
Due to employees for wages and salaries, accrued holiday pay and expenses	3,360	1,292
Due to insurance companies	63	1
Due to Shareholders for dividends	61	112
Due to Social Security institutions	1,056	901
Due to Directors	363	258
Due to Statutory Auditors	226	226
Other liabilities due to third parties	643	692
Other liabilities due to subsidiairies	14,252	49,650
Accruals	7	5
Total	**20,031**	**53,137**

Other payables due to subsidiary companies

This item comprises debt for IRES (corporate tax) from tax consolidation, amounting to EUR 12,523 thousand due to the subsidiary companies included in the Group tax consolidation system applying the Agreement for the exercise of the option for the National Tax Consolidation system, and debt for VAT transferred from the subsidiaries to Mediaset S.p.A. as part of the Group VAT management (mainly relating to the subsidiaries Promoservice Italia S.r.l. and Publitalia 80 S.p.A.), for EUR 1,724 thousand.

Payables due to social security institutions

This item refers to amounts payable to social security institutions for employee and employer contribution of December wages and salaries, amounting to EUR 1,056 thousand (EUR 901 thousand as at 31 December 2006).

The table below includes the corresponding details:

	31/12/2007	31/12/2006
Inps	410	363
Inail	-	3
Enpals	343	352
Inpdai/Inpgi	51	40
Fasi/Fasdac	2	2
Fpdac	243	135
Casagit	7	6
Total	**1,056**	**901**

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

12. Revenues

12.1 Revenues from sales and services

Also in the year under investigation Mediaset S.p.A. signed a one-year agreement with subsidiary R.T.I. S.p.A. for the renting of its library of rights for EUR 20,000 thousand (EUR 30.000 thousand in 2006). The decrease in the amount is due to the fact that Mediaset S.p.A.'s library is no longer developed and its qualitative and quantitative composition was further reduced during 2007; in any case no value loss is recorded.

Revenues from sales and services are broken down as follows:

	2007	2006
Sponsorships	2	2
Sales of goods and products	5	10
TV productions and co-productions	4	-
Programme lease	20,000	30,000
Use of TV rights	342	1,346
Other services	3,833	3,829
Leasing and rental	4	4
Sales commissions	1,250	1,639
Out of period income from sales and services	269	27
Adjustments	(1)	(1)
Total	**25,708**	**36,856**

Other services

This item mainly consists of the services offered by the Central Communication and Information Management to subsidiary R.T.I. S.p.A. for EUR 3,070 thousand and the supply of graphic advertising services to subsidiary Publitalia 80 S.p.A. for EUR 564 thousand.

Fees and commissions

This item mainly consists of commissions on guarantees and sureties granted to subsidiary companies for EUR 998 thousand.

This item is broken down as follows:

	2007	2006
Revenues from sales of assets		
Sales of assets to Group companies	-	2
Sales of assets to third parties	5	35
Revenues from services		
Services to Group companies	25,282	36,759
Services to third parties	421	61
Adjustments	-	(1)
Total	**25,708**	**36,856**

The table below shows revenues broken down by geographical region:

	2007	2006
Italy	25,409	36,039
EU countries	203	600
Non-EU countries	96	117
North America	2	22
Other countries	(2)	78
Total	**25,708**	**36,856**

12.2 Other revenues and income

This item is detailed in the table below:

	2007	2006
Other revenues	3	3
Non-esixtent assets	351	630
Excess of funds	208	116
Other proceeds	361	346
Adjustments	-	(1)
Total	**923**	**1,094**

Surplus funds

This item entirely consists of funds released which had been previously provisioned for lawsuits.

Non-operating losses and reversal of liability items

This item mainly consists of the cancellation of contractual payables due to suppliers.

Other income

This item mainly refers to income from leases and rents due from subsidiary R.T.I. S.p.A. amounting to EUR 336 thousand.

13. Costs

13.1 Personnel expenses

The following table compares the number of employees as at 31 December 2007 and as at 31 December 2006:

	Dipendenti al 31/12/2007	Media esercizio 2007	Dipendenti al 31/12/2006
Managers	35	36	36
Middle managers	45	46	48
Office staff	132	130	135
Journalists	3	3	3
Total	**215**	**215**	**222**

The breakdown of personnel expenses is broken down as follows:

	2007	2006
Wages and salaries	18,942	15,636
Social security charges	5,455	4,375
Employee severance indemnity	-	557
Other personnel expenses	4,371	3,897
Ancillary personnel expenses	976	892
Out of period (income)/expenses on personnel expenses	15	(2)
Recovery on personnel expenses	(364)	(452)
Adjustments	1	1
Total	**29,396**	**24,904**
Non recurring income	(1,004)	-
Total	**28,392**	**24,904**

Personnel expenses for the year amount to EUR 28,392 thousand (EUR 24,904 thousand as at 31 December 2006). This increase equal to EUR 3,488 thousand is due to the payment of a one-off amount during the previous year of EUR 4,492 thousand and to MBO allocation following the expected trend of results, adjusted by EUR 1,004 thousand, from item *Non recurring income*, which represents an adjustment of personnel expenses due to the recalculation of liabilities as at 31 December 2006 following to the implementation of the new post employment benefit regulation.

Other personnel expenses mainly include Stock Option Plan costs for the years 2004, 2005 and 2007 amounting to EUR 1,054 thousand and compensation to Directors employed by the company for EUR 2,667 thousand.

13.5 Services

This item is broken down as follows:

	2007	2006
Maintenance and repairs	243	214
Transport and storage	147	154
Consultants' fees and external staff	9,172	6,949
Utilities and logistics	415	378
Advertising, public relations and hospitality	1,569	2,078
Sales commissions	31	122
Insurance costs	447	447
Travel and expense accounts	2,177	2,473
Administrative and E.D.P. service costs	1,937	2,017
Fees to Directors and Statutory Auditors	1,003	902
Other costs from television activities	18	-
Bank charges and commissions	825	1,278
Other services	679	803
Out of period (income)/expenses on services	(148)	61
Recovery on service expenses	(948)	(716)
Adjustments	(1)	-
Total	**17,566**	**17,160**

Consultancy and collaborations mainly include legal consultancy amounting to EUR 3,379 thousand, technical consulting services for EUR 2,720 thousand and other professional services equal to EUR 2,601 thousand.

Compensation to Directors and Auditors include compensation paid to company Directors for EUR 777 thousand and Auditors for EUR 226 thousand.

The cost for auditing amounts to EUR 262 thousand.

The cost for certification services amounts to EUR 5 thousand and relates to *Modello Unico* and *Modelli 770* statements.

No other services were provided by either the Independent Auditing Firm or the companies belonging to its network.

Advertising, public relations and entertainment expenses include advertising and sponsorship costs of which EUR 399 thousand refer to affiliated company subsidiary Il Teatro Manzoni S.p.A..

Lastly, *Cost recovery for services* include EUR 871 thousand regarding the recovery of costs charged to Fininvest S.p.A. in relation to the reimbursement of losses and legal expenses during the year, covered by the acknowledgement agreement, stipulated on 19 December 2002, regarding the Guarantee released on 06 June 1996 in favour of Mediaset S.p.A. and its subsidiaries, subject to expiry on 31 December 2002.

13.6 Use of third party assets

This item is made up as follows:

	2007	2006
Leases and rentals	2,530	2,580
Royalties	465	465
Out of period (income)/expenses on utilisation	4	3
Recovery on utilisation of third party assets costs	-	(5)
Total	**2,999**	**3,043**

Item *Leases and rentals* includes the cost paid for renting offices in Milan and Rome, mainly charged to subsidiary R.T.I. S.p.A. for a total amount of EUR 1,945 thousand.

13.8 Sundry operating costs

This item is broken down as follows:

	2007	2006
Sundry tax charges	3,093	2,771
Decrease in value		2
Out-of-period expenses and non-existent liabilities	48	164
Other operating costs	1,815	1,690
Out of period (income)/expenses on sundry operating costs	12	(72)
Recovery on sundry operating costs	(7)	(14)
Total	**4,961**	**4,541**

Other taxes is mainly represented by non-deductible VAT to the effect of the pro-rata variation in compliance with Art.19 bis of Italian Pres. Decree 633/72 amounting to EUR 2,802 thousand and for the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was 10 percentage points higher than that in the last period, amounting to EUR 100 thousand.

Other operating costs mainly include contributions for association fees and gifts for EUR 1,018 thousand, costs for subscriptions and magazines for EUR 352 thousand, costs for consortium fees for EUR 180 thousand and costs for legal transactions equal to EUR 227 thousand.

13.9 Amortisation, depreciation and write-downs

This item includes the amortisation/depreciation of intangible and tangible assets.

	2007	2006
Depreciation of tangible assets	196	266
Amortisation of TV rights	13,599	19,186
Amortisation of intangible assets	259	371
Restorations of intangible assets	7	(2,745)
Adjustments	-	1
Total	**14,061**	**17,079**

Amortisation, depreciation and write-downs decreased by EUR 3,018 thousand. In particular, television rights decreased by EUR 5,587 thousand as a result of the gradual qualitative and quantitative impoverishment of the library.

15. Financial income and charges

15.1 Financial charges

	2007	2006
Interests due on Mediaset c/a tw subsidiaries	11,180	11,277
Interests due on Mediaset c/a tw affiliated companies and joint ventures	64	17
Interests due on current accounts	-	19
Interests due on short term loans	72,282	54,346
Interests due on long term loans	6,873	-
Interests due on IRS	-	293
Interests due on IRR	18,613	10,109
Commissions on security trading	7	115
Losses on currency exchange	29,991	16,533
Losses on currency re-valuation	28,494	13,560
Other charges	3,774	693
Loss on securities	-	28
Out-of-period (income)/expenses on financial charges	-	(1)
Adjustments	-	(1)
Total	**171,278**	**106,988**

This item increased by EUR 64,290 thousand mainly as a consequence of interest due on short-term loans.

Interest due on short-term loans

This item mainly includes interest totalling EUR 46,623 thousand on the short-term loan stipulated with subsidiary Mediaset Investment S.a.r.l., redeemed in December 2007 and EUR 1,719 thousand with subsidiary Mediaset Investment Belgium S.p.r.l.. Furthermore, this item includes interest due on loan contracts stipulated with Intesa Sanpaolo for EUR 13,709 thousand, with Banca Popolare di Bergamo for EUR 4,176 thousand and with Banca Popolare di Milano for EUR 3,264 thousand.

IRR interest due

This item consists of interest due on loans calculated based on the *amortized cost* method and includes:

- EUR 9,468 thousand due to Mediobanca;
- EUR 4,390 thousand due to San Paolo Imi;
- EUR 4,755 thousand due to Intesa San Paolo on loan contracts stipulated in March and July of the year under investigation.

Foreign exchange gains and losses

The total profit for the year referring to exchange differences recorded and from valuation amounts to EUR - 3 thousand (EUR - 9 thousand as at 31 December 2006) and is essentially the result of exchange rate hedging transactions, that led to signing balanced trading agreements in favour of subsidiary R.T.I. S.p.A. In compliance with IAS 39, these agreements do not qualify as hedging contracts and, therefore, their fair value change is booked to income statement.

Other charges

This item mainly includes EUR 3,108 thousand regarding charges on the investment in bonded certificates issued by BNP Paribas Arbitrage Insurance BV having a notional amount of EUR 60 million, negotiated in February 2007 and redeemed in July.

15.2 Financial income

	2007	2006
Interests due on Mediaset c/a tw subsidiaries	160,355	113,848
Interests due on Mediaset c/a tw affiliated companies and joint ventures	66	56
Interests due on current accounts	1,628	1,210
Interests accrued on cash on hand	6	12
Proceeds from security trading	10	448
Proceeds from currency exchange	29,937	16,497
Proceeds from currency re-valuation	28,545	13,586
Other financial proceeds	1,867	4,442
Security re-valuation	-	27
Out-of-period (income)/expenses on financial proceeds	49	-
Adjustments	1	-
Total	**222,464**	**150,126**

This item increased by EUR 72,338 thousand due to the considerable growth of interest receivable on intercompany current accounts.

The table below details financial income and costs broken down in compliance with the categories set out in IAS 39 and others not included both for the year under investigation and the previous year:

IAS 39 categories	**31/12/2007**	**31/12/2006**
Financial instruments held to maturity		
Liabilities at amortised cost	(108,971)	(75,696)
Receivables and loans	163,377	115,106
Financial instruments held for trading	(3,062)	3,491
Financial instruments held for sale		397
	51,344	**43,298**
Other financial income and charges	(158)	(160)
Total	**51,186**	**43,138**

15.3 Income/expenses from equity investments

Dividends from subsidiary companies

This item includes the dividends paid out by subsidiary companies for EUR 484,231 thousand, as detailed in the table below:

	2007	2006
R.T.I. - Reti Televisive Italiane S.p.A.	394,231	423,077
Publitalia '80 S.p.A.	90,000	94,000
Total dividends from subsidiaries	**484,231**	**517,077**

16. Income tax

	2007	2006
Charges/(proceeds) for IRES from tax consolidation	(2,366)	(11,118)
Fund provision for IRAP	2,013	2,572
Total current taxes	**(353)**	**(8,547)**
Fund provision for deferred tax liabilities	316	101
Utilization of the deferred tax liabilities fund	(385)	(4,965)
Total deferred tax liabilities	**(69)**	**(4,864)**
Utilization of credit from deferred tax assets	14,160	22,435
Deferred tax assets	(1,616)	(477)
Total deferred tax assets	**12,544**	**21,957**
Adjustments	-	(1)
Total	**12,122**	**8,547**

This item, equal to EUR 12,122 thousand (EUR 8,547 thousand as at 31 December 2006), refers to IRAP (Regional tax) for EUR 2,013 thousand and includes recognition of a proceed amounting to EUR 2,366 thousand resulting from the reimbursement of a tax liability transferred by the Company based on the tax consolidation system. This item was adjusted through utilisation of advanced and deferred taxes for the year equal to EUR 13,775 thousand, partially offset by provisions for advanced and deferred taxes amounting to EUR 1,300 thousand.

The reduction in the IRES rate from 33% to 27.5% and in the IRAP rate dropping from 5.25% to 4.81%, applicable as of the next fiscal year, permitted the utilisation of advanced taxes recognised under income statement for EUR 4,943 thousand and under shareholders' equity for EUR 49 thousand.

Below is the reconciliation table between ordinary IRES rates and actual IRES rates:

	31/12/2007	31/12/2006
Ordinary applicable tax rate	**33.00%**	**33.00%**
Effect of increase (decrease) differences against ordinary tax rate		
Dividends	-32.36%	-32.14%
Permanent differences	0.38%	0.26%
Adjustment of the tax rate on tax advances	1.43%	0.00%
Actual tax rates	**2.45%**	**1.12%**

Considering the different methods of calculation for IRAP, the figures referring to this tax were not taken into account, since this would have led to a comparison between dissimilar amounts.

19. Investment commitments and guarantees

Sureties given

These are sureties given for EUR 174,620 thousand (EUR 244,016 thousand as at 31 December 2006), of which EUR 173,931 thousand to subsidiary and affiliated companies and EUR 689 thousand to third parties. As for sureties given in favour of subsidiary companies, mention should be made of the bank sureties granted to Lega Nazionale Professionisti in the interest of the subsidiary company R.T.I. S.p.A. equal to EUR 36,941 thousand, as well as the surety granted to Juventus F.C. S.p.A. for EUR 51,600 thousand, F.C. Internazionale S.p.A. for EUR 23,400 thousand and A.S. Roma S.p.A. for EUR 21,600 thousand. Furthermore, it should be noted that a bank surety was granted to the Ministry of Communications in the interest of the subsidiary Elettronica Industriale S.p.A. for EUR 21,593 thousand.

Potential liabilities guaranteed by the parent company Fininvest S.p.A.

As stated in the financial statements as at 31 December 2006, it should be noted that the guarantee issued on 6 *June* 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A. expired on 31 December 2002.

Therefore, as already mentioned, on 19 December 2002 a joint acknowledgement agreement was signed with the parent company based on which Fininvest S.p.A. committed to hold Mediaset S.p.A. and its subsidiaries harmless also beyond expiration date, until no more consequences will be felt on the balance sheet and income statement due to the events covered by the guarantee and notified to Mediaset S.p.A. and its subsidiaries by 31 December 2002 and notified to Fininvest S.p.A. by 31 January 2003.

The following events were covered by the guarantee in 2007:

- With regard to the expenses that have already been verified and entered in the financial statements ended as at 31 December 2007, Mediaset S.p.A. requested compensation from Fininvest S.p.A. for expenses totalling EUR 871 thousand, of which EUR 393 thousand not yet received. Still pending cases amount to EUR 119 thousand.

Contingencies

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiaries.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to rely on major international producers of films / sports events in order to purchase television rights (which are frequently denominated in foreign currencies, such as USD) with exposure to market risks arising from variations in exchange rates.

To reduce such risks, financial derivative instruments are used, as explained below.

In the Mediaset Group, cash operations are substantially centralised in Mediaset S.p.A., operating both in the Italian domestic and foreign markets.

Mediaset S.p.A.'s Board of Directors provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 1,117,904 thousand (EUR 588,535 thousand as at 31 December 2006), refers to hedging foreign exchange risk on currency transactions.

Lastly, it should be noted that the derivative contracts stipulated with third parties for exchange risk hedging purposes are to be considered offset by those signed with subsidiary R.T.I. S.p.A..

Other information

Furthermore, it should be noted that derivatives to hedge interest rate risks (collar derivatives on interest rates) referring to the medium-to-long term loan stipulated in 2006 at variable rate and already commented in item *Non current payables and financial liabilities*, commit Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the 3.17% Floor rate established in contracts and the variable market rate at the date of reference, should these be below this threshold. Conversely, the parties involved undertake to pay Mediaset S.p.A. amounts, at the same pre-established dates, which are calculated on the difference between the 4.50% Cap rate and the market rate at the date of reference, should the market rate be below this threshold.

It should be noted that these contracts are subject to efficiency tests that have provided positive results.

20. Additional information on financial instruments and risk management policies

Classes of financial instruments

Below is a detailed analysis of financial assets and liabilities pursuant to IFRS 7 in the context of the categories established in IAS 39 both for the year under investigation and the previous year.

fiscal year 2007

	IAS 39 categories					
BALANCE SHEET ITEM	**Financial instruments held for trading**	**Receivables and loans**	**Financial instruments held to maturity**	**Financial instruments held for sale**	**Book value**	**Notes**
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	50,539	50,696	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	95	-	-	95	6.2
Mediaset Group companies	-	4,884	-	-	4,884	6.2
Fininvest and Mediolanum Group companies	-	58	-	-	58	6.2
Current financial assets						
Third party hedge derivatives	1,877		-	-	1,877	6.6
Third party non hedge derivatives	372	-	-	-	372	6.6
Non hedge derivatives - subsidiaries	25,513	-	-	-	25,513	6.6
Cash and cash equivalents						
Bank and postal deposits	-	68,898	-	-	68,898	6.7
Cash in hand	-	64	-	-	64	6.7
Intercompany subsidiary financial receivables	-	3,373,930	-	-	3,373,930	6.5
TOTAL FINANCIAL ASSETS	27,762	3,448,086	-	50,541	3,526,389	

	IAS 39 categories			
BALANCE SHEET ITEMS	**Financial instruments held for trading**	**Liabilities at amortised cost**	**Book value**	**Notes**
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	822,462	822,462	9.3
CURRENT LIABILITIES				
Payables due to banks				
Banks	-	53,578	53,578	10.1
Credit lines	-	446,331	446,331	10.1
Tarde payables				
Suppliers	-	6,421	6,421	10.2
Mediaset Group companies	-	716	716	10.2
Fininvest and Mediolanum Group companies	-	308	308	10.2
Altre passività finanziarie				
Financial payables due to subsidiaries	-	851,719	851,719	10.6
Third party non hedge derivatives	25,610	-	25,610	10.6
Non hedge derivatives - subsidiaries	371	-	371	10.6
Intercompany financial payables - subsidiaries/associa	-	335,123	335,123	10.5
TOTAL LIABILITIES	25,981	2,516,658	2,542,639	

fiscal year 2006

BALANCE SHEET ITEM	Financial instruments held for trading	Receivables and loans	Financial instruments held to maturity	Financial instruments held for sale	Book value	Notes
	IAS 39 categories					
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	49,216	49,373	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	93	-	-	93	6.2
Mediaset Group companies	-	5,145	-	-	5,145	6.2
Fininvest and Mediolanum Group companies	-	345	-	-	345	6.2
Current financial assets						
Crediti finanziari (quota entro 12 mesi)	-	-	-	-	-	
Treasury bonds	4,523	-	-	-	4,523	6.6
Non convertible bonds	8,138	-	-	-	8,138	6.6
Third party hedge derivatives	828		-	-	828	6.6
Third party non hedge derivatives	934	-	-	-	934	6.6
Non hedge derivatives - subsidiaries	6,033	-	-	-	6,033	6.6
Cash and cash equivalents						
Bank and postal deposits	-	45,448	-	-	45,448	6.7
Cash in hand	-	66	-	-	66	6.7
Intercompany subsidiary financial receivables	-	3,131,577	-	-	3,131,577	6.5
TOTAL FINANCIAL ASSETS	20,456	3,182,831	-	49,218	3,252,505	

BALANCE SHEET ITEMS	Financial instruments held for trading	Liabilities at amortised cost	Book value	Notes
	IAS 39 categories			
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	436,589	436,589	9.3
CURRENT LIABILITIES				
Payables due to banks				
Credit lines	-	612,260	612,260	10.1
Trade payables				
Suppliers	-	6,087	6,087	10.2
Mediaset Group companies	-	618	618	10.2
Fininvest and Mediolanum Group companies	-	723	723	10.2
Altre passività finanziarie				
Financial payables due to subsidiaries	-	1,002,201	1,002,201	10.6
Third party non hedge derivatives	6,056	-	6,056	10.6
Non hedge derivatives - subsidiaries	897	-	897	10.6
Intercompany financial payables - subsidiaries/associates	-	315,616	315,616	10.5
TOTAL LIABILITIES	6,953	2,374,094	2,381,047	

Fair value of financial assets and liabilities: calculation methods

Below is a description of the amounts corresponding to the fair value of the classes of financial instruments broken down by calculation methods adopted for their determination in the year under investigation and the previous year:

fiscal year 2007

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Non current payables due to banks	**(822,462)**	-	-	-	**(826,781)**	**(826,781)**	**9.3**
Non hedge derivatives							
Third party plain vanilla options	(81)	-	(81)	-	-	**(81)**	6.6/10.6
Subsidiary plain vanilla options	(8)	-	(8)	-	-	**(8)**	10.6
Third party barrier options	(1,086)	-	-	(1,086)	-	**(1,086)**	10.6
Subsidiary barrier options	1,086	-	-	1,086	-	**1,086**	6.6
Third party forward contracts	(24,072)	-	-	-	(24,072)	**(24,072)**	6.6/10.6
Subsidiary forward contracts	24,064	-	-	-	24,064	**24,064**	6.6/10.6
Hedge derivatives							
Third party plain vanilla options	1,877	-	1,877	-	-	**1,877**	6.6

fiscal year 2006

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Non current payables due to banks	**(436,589)**	-	-	-	**(439,613)**	**(439,613)**	**9.3**
Treasury bonds	**12,661**	**4,523**	-	-	**8,138**	**12,661**	**6.6**
Non hedge derivatives							
Third party plain vanilla options	389	-	351	38	-	**389**	6.6/10.6
Subsidiary plain vanilla options	(351)	-	(351)	-	-	**(351)**	10.6
Third party barrier options	(1,005)	-	-	(1,005)	-	**(1,005)**	10.6
Subsidiary barrier options	1,005	-	-	1,005	-	**1,005**	6.6
Third party forward contracts	(4,506)	-	-	-	(4,506)	**(4,506)**	6.6/10.6
Subsidiary forward contracts	4,483	-	-	-	4,483	**4,483**	6.6/10.6
Hedge derivatives							
Third party plain vanilla options	828	-	828	-	-	**828**	6.6

The fair value of non current payables due to banks was calculated without taking any hypothesis of credit spread for the company into account.

The fair value of stocks listed on an active market is based on market prices at the balance sheet date.

Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent partners.

The fair value of trade receivables and payables due within 12 months was not calculated since it is estimated that their carrying value is very close to fair value.

Moreover, it should be noted that financial assets and liabilities whose fair value cannot be properly determined were not entered in this table.

Financial charges and income identified pursuant to IAS 39

Here below is an analysis of the amounts relative to financial charges and income broken down pursuant to the categories set out in IAS 39.

fiscal year 2007

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	135	(3,155)	-	(42)	**(3,062)**
Liabilities at amortised cost	(109,012)	-	-	41	**(108,971)**
Financial instruments held to maturity	-	-	-	-	-
Receivables and loans	163,379	-	-	(2)	**163,377**
Financial instruments held for sale	-	-	-	-	-
Total IAS 39 categories					**51,344**
Other (charges)/income	-	(158)	-	-	**(158)**
Total					**51,186**

fiscal year 2006

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	712	2,839	-	(60)	**3,491**
Liabilities at amortised cost	(75,767)	-	-	71	**(75,696)**
Financial instruments held to maturity	-	-	-	-	-
Receivables and loans	115,127	-	-	(21)	**115,106**
Financial instruments held for sale	-	-	397	-	**397**
Total IAS 39 categories					**43,298**
Other (charges)/income	-	(160)	-	-	**(160)**
Total					**43,138**

Equity management

The objectives of Mediaset S.p.A. regarding equity management aim at protecting the Group's ability to continue providing a return to shareholders, protecting stakeholders' interest and compliance with the covenants as well as maintaining an ideal equity structure.

Classes of financial risks and relevant hedging activities

Mediaset S.p.A. Executive Committee defined the Group's policies for financial risk management, aimed at reducing exposure to exchange rate, interest rate and liquidity risks, which the Group is exposed to. Such activities, aimed at optimising the structure of operating costs and resources dedicated, is centralised with parent company Mediaset S.p.A., the company holding responsibility for collecting information regarding possible risk exposures and provide for relevant hedging.

To this end, Mediaset S.p.A. directly operates in the market and carries out a control and co-ordination activity to manage the financial risks of the Group companies; financial partners are selected among those having a high rating, while simultaneously guaranteeing limited exposure towards the same.

Exchange rate risk

Mediaset S.p.A. acts as an intermediary in the management of the exchange rate risk aiming at minimizing the effect of exchange rate fluctuations, which mainly its directly controlled subsidiary R.T.I. S.p.A. is exposed to as a result of the purchase of television rights mainly in USD.

Mediaset S.p.A. collects information regarding any exchange risk position of its subsidiary R.T.I. S.p.A. and, after having stipulated a relevant hedging contract, transfers it to the same subsidiary through an intercompany contract under the same terms and conditions.

The classes of derivative contracts mainly used are forward contracts and options.

Mediaset S.p.A. accounts for these contracts (both the one stipulated with an independent partner and the one stipulated with its subsidiary RTI) qualifying them as intermediary contracts; this means that fair value variations are

posted in the income statements as "realised gains and losses and from valuation on foreign exchange operations" under item Financial income/(charges).

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward as of the date of closing.

The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for the barrier options.

The sensitivity analysis on exchange rates was not carried out, since the activity correlated to it does not generate significant effects, because it exclusively derives from an intermediary activity, as previously commented.

A table is attached hereto showing all derivative instruments used with an indication of the notional amount for each corresponding contract.

Interest rate risk

As already mentioned, the Group's financial operations are centralised with Mediaset S.p.A. through the use of daily cash pooling automatic movements from almost all Group companies. Mediaset S.p.A. is fully responsible for the identification and stipulation of medium-to-long term loans as well as for the opening of committed and uncommitted credit lines.

The interest rate risk for Mediaset S.p.A. is mainly ascribable to financial payables at variable rate which expose the company to a cash flow risk; the objective of the company is to limit the fluctuation of financial charges having an impact on the financial result, minimizing the risk for a potential rise in interest rates.

Mediaset S.p.A. pursues its objectives of risk management, by relying on derivative contracts stipulated with third parties aimed at pre-determining or reducing the fluctuation of cash flows due to changes in the interest rates of medium-to-long loans. The time horizon considered relevant for the management of the interest rate risk is established as the minimum term of 18 months of residual duration of the operation.

From an accounting standpoint, starting from the derivative contract's effective date until the date of its redemption or maturity, the Mediaset S.p.A. applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, the cash flow hedge method is applied pursuant to IAS 39. Based on this method the effective component of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the interest to income statement upon occurrence.

The valuation of the effectiveness aims at demonstrating the high correlation between the technical-financial characteristics of the hedged against liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and perspective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The fair value of the options (interest rate collar) on the interest rates is calculated by using the Black & Scholes formula.

The derivative product portfolio includes two zero-cost collars. Below are the cap and floor barrier levels and the relevant maturity.

	Cap	Floor	Expiry
Collars on interest rates for notional amounting to EUR 210 million	4.50%	3.17%	29/05/2013

Sensitivity analysis

The financial instruments exposed to interest rate risk were subject a sensitivity analysis as of the closing date of these financial statements. The assumptions at the base of the model are illustrated here below:

- Medium-to-long term payables were subject to a symmetrical variation of 50 bps as at the date of re-fixing of the internal yield rate calculated during the period of reference.
- Short term payables and medium-to-long revolving payables, financial leasing contracts and other financial current items were subject to a recalculation of the amount of financial charges by applying a symmetrical variation of 50 bps to the values entered.
- Collars on interest rates were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 50 bps to the curve of the interest rates as at the closing date of these financial statements. The ineffective component was calculated based on the average ineffective component for the period. In addition, any use of derivative instruments at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve to income statement.

The table below shows, in brief, the variations in the Group's result and Shareholders' equity following to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as at 31 December 2007:

Years	Economic Performance		Shareholders' equity reserve		Total Shareholders' equity	
	50 bps	- 50 bps	50 bps	- 50 bps	50 bps	- 50 bps
2007	3,472	(3,345)	1,189	(1,460)	4,661	(4,805)
2006	2,774	(2,753)	1,216	(1,024)	3,990	(3,776)

Credit risk

With regard to third party financial partners and other Group companies, Mediaset S.p.A. is not characterised by significant liquidity risk or solvency risk positions.

The following tables show, broken down by type of financial partner, trade receivables and financial receivables due from third parties to Group companies and the corresponding provision for bad debt accounted for in the year of reference. The resulting amounts are totally negligible.

fiscal year 2007

CLASSES	RECEIVABLES							
	Total net receivables	Net overdue amount					Bad debt
		0-30dd	30-60dd	60-90dd	Over	Total	
Trade receivables							
Other receivables	95	41	-	5	25	71	265
Receivables due from Fininvest Group companies	58	-	-	-	-	-	-
Receivables due from Mediaset Group companies	4,884	-	-	-	-	-	-
Total	**5,037**	**41**	**-**	**5**	**25**	**71**	**265**
Financial receivables							
Bank deposits	68,898						
Third party hedge derivatives	1,877						
Third party non hedge derivatives	372						
Non hedge derivatives - subsidiaries	25,513						
Intercompany financial receivables	3,373,930						
Total	**3,470,590**						

fiscal year 2006

CLASSES	RECEIVABLES						
	Total net receivables	Net overdue amount					Bad debt
		0-30dd	30-60dd	60-90dd	Over	Total	
Trade receivables							
Other receivables	93	-	-	-	6	6	353
Receivables due from Fininvest Group companies	345	-	-	-	-	-	-
Receivables due from Mediaset Group companies	5,145	-	-	-	-	-	-
Total	**5,583**	**-**	**-**	**-**	**6**	**6**	**353**
Financial receivables							
Treasury bonds	4,523						
Non convertible bonds	8,138						
Bank deposits	45,448						
Third party hedge derivatives	828						
Third party non hedge derivatives	934						
Non hedge derivatives - subsidiaries	6,033						
Intercompany financial receivables	3,131,577						
Total	**3,197,481**						

It should be noted that the company has issued credit commitments totalling EUR 174,620 thousand (EUR 244,016 thousand as at 31 December 2006), of which EUR 172,790 thousand in favour of third parties in the interest of subsidiaries. These mainly refer to guarantees in favour of the Italian Football League and the main Football Clubs for EUR 96,600 thousand.

The following table shows the changes in the provision for bad debt both for the period under investigation and the previous year.

	31/12/2007	31/12/2006
Beginning balance	**353**	**430**
Uses for the period	(89)	(77)
Rounding	1	-
Final balance	**265**	**353**

Liquidity risk

The liquidity risk is correlated to the difficulty of identifying the funds to face commitments.

This may be due to the unavailability of sufficient funds to face financial commitments based on the relevant established terms and maturities and in case of sudden revocation of uncommitted credit lines or in the event that the company must face its financial liabilities before their maturity.

As already mentioned, the Group's financial operations are centralised with Mediaset S.p.A. and Gestevision Telecinco SA, operating in their domestic markets as well as internationally, through the use of cash pooling automatic movements.

The management of the liquidity risk implies:

- the maintenance of a substantial balance between the committed and uncommitted credit lines in order to avoid liquidity strains in the event that requests for reimbursement are delivered by the relevant financial partners;
- the maintenance of an average financial exposure over the period within a threshold which substantially correspond to 2/3 of the global amount entrusted through financing entities;
- the availability of financial assets available for sale in a short period of time to face any cash requirements.

In order to optimise the management of liquidity, on specific instruction given by Mediaset S.p.A., Group companies have *concentrated* payments to suppliers in correspondence with the most significant revenue inflows.

The following tables show, by contract expiry date in consideration of the so-called "worst case scenario" and at *undiscounted* values, the Company's financial obligations, taking the closest date at which the Company is supposed to pay into account and including the relevant notes for each class both for the year under investigation and for the previous year.

fiscal year 2007

Balance sheet items		Book value	Time Band					Total financial flows	Notes
			0-3 months	4-6 months	7-12 months	1-5 years	over 5 years		
Financial liabilities									
Loans and payables due to banks		822,462	318,699	5,050	12,778	554,703	30,749	921,979	9.3
Credit lines and payables due to banks		499,909	500,935	-	-	-	-	500,935	10.1
Financial payables due to subsidiaries		851,719	10,681	11,172	872,713	-	-	894,566	10.6
Payables due to suppliers for rights		4,102	4,102		-	-	-	4,102	10.2
Payables due to other suppliers		2,319	2,314	5	-	-	-	2,319	10.2
Payables due to Mediaset Group companies		716	716	-	-	-	-	716	10.2
Payables due to Fininvest Group and Mediolanum Group companies		308	308	-	-	-	-	308	10.2
Intercompany financial payables - subsidiaries/associates		335,123	335,123	-	-	-	-	335,123	10.5
Total		**2,516,658**	**1,172,878**	**16,227**	**885,491**	**554,703**	**30,749**	**2,660,048**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	(25,150)	101,693	227,268	9,789	190,850	-	529,600	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(98,956)	(215,604)	(8,850)	(178,181)	-	(501,591)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	25,142	(101,278)	(227,268)	(9,789)	(190,850)	-	(529,185)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	98,548	215,604	8,850	178,181	-	501,183	
Total		**(8)**	**7**	**-**	**-**	**-**	**-**	**7**	

fiscal year 2006

Balance sheet items		Book value	Time Band					Total financial flows	Notes
			0-3 months	4-6 months	7-12 months	1-5 years	over 5 years		
Financial liabilities									
Loans and payables due to banks		436,589	129,340	2,044	6,105	246,572	108,115	492,176	9.3
Credit lines and payables due to banks		612,260	513,215	951	100,910	-	-	615,076	10.1
Financial payables due to subsidiaries		1,002,201	11,651	11,910	1,023,690	-	-	1,047,251	10.6
Payables due to suppliers for rights		4,087	4,086	1	-	-	-	4,087	10.2
Payables due to other suppliers		2,000	1,995	5	-	-	-	2,000	10.2
Payables due to Mediaset Group companies		618	618	-	-	-	-	618	10.2
Payables due to Fininvest Group and Mediolanum Group companies		723	723	-	-	-	-	723	10.2
Intercompany financial payables - subsidiaries/associates		315,616	315,616	-	-	-	-	315,616	10.5
Total		**2,374,094**	**977,244**	**14,911**	**1,130,705**	**246,572**	**108,115**	**2,477,547**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	(5,160)	82,488	72,121	17,226	60,229	-	232,064	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(82,041)	(70,550)	(16,491)	(60,510)	-	(229,592)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	5,137	(82,008)	(72,121)	(17,226)	(60,229)	-	(231,584)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	81,584	70,550	16,491	60,510	-	229,135	
Total		(23)	23	-	-	-	-	23	

It should be noted that items "loans, payables to banks and credit facilities" within 3 months include EUR 310.0 million regarding medium-to-long term revolving credit lines in consideration of the maturity of the current drawing as at the closing date of these financial statements.

The difference between the values entered in the financial statements and the total of the cash flows is primarily ascribable to the calculation of interest on the contract duration of payables due to credit institutes. In addition, with reference to loans valued using the amortised cost method, the interest calculation method provides for the application of the nominal rate instead of the actual yield rate.

With reference to the section dedicated to the derivative instruments, it should be noted that the contract rate means the forward rate defined as of the contract's effective date, while the period-end rate means the spot rate as at the closing date of these financial statements.

For a better description in the table, in consideration of the intermediary activity in the management of the exchange rate risk carried out by Mediaset S.p.A., the positive cash flow amounts were entered, deriving from the currency-denominated sales to subsidiary R.T.I. S.p.A..

For the Board of Directors
The Chairman

ATTACHMENTS

These attachments supplement the Explanatory notes of which they form an integral part; they include the following information:

- summary table of derivative instruments;
- information pursuant to art. 149-duodecies of Consob Issuers' Regulation.

Summary table of derivative instruments
as at 31 December 2007

(EUR thousands)

Underlying / Type of transactions	Interest rates and certificates of indebtedness			Capital securities and share indexes			Exchanges rates			Receivables			Other values		
	Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value	
		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.
Unlisted OTC derivatives															
Fiancial derivatives:															
- *options vs third parties*															
CALL purchases							11,701	8							
PUT sales							11,701		1,086						
- *options vs. Group*															
PUT purchases							(11,701)	1,086							
CALL sales							(11,701)		8						
- *forwards contracts vs third parties*															
USD purchases							741,155	111	24,433						
USD sales							(14,636)	252							
- *forwards contracts vs third parties*															
GBP purchases							86		2						
GBP sales															
- *forwards contracts vs. Group*															
USD purchases							14,620		251						
USD sales							(740,539)	24,425	111						
- *forwards contracts vs Group*															
GBP purchases															
GBP sales							(86)	2							
- *collar on interest rates*	210,000	1,877													
purchases															
sales															
- other															
purchases															
sales															
Total	210,000	1,877	-	-	-	-	600	25,884	25,891	-	-	-	-	-	-

Information pursuant to art. 149-duodecies of Consob Issuers' Regulation

(amounts in EUR thousand)

Types of services	Entity providing the service	Recipient	2007 fees
Auditing	Deloitte & Touche S.p.a.	Holding-Mediaset S.p.a.	262
Auditing	Deloitte & Touche S.p.a.	Subsidiaries	581
Auditing	Deloitte network	Subsidiaries	335
Certification services (1)	Deloitte & Touche S.p.a.	Holding-Mediaset S.p.a.	5
Certification services (1)	Deloitte & Touche S.p.a.	Subsidiaries	39
Other services (2)	Deloitte network	Subsidiaries	34
Total			**1,256**

(1) Services of individual tax return validation for Modello Unico and 770

(2) Disclosure of market financial data and agreed auditing procedures on financial data

<u>Mediaset S.p.A.</u>

Table of equity investments pursuant to Art. 125
of CONSOB Regulation No. 11971/1999 and subsequent changes

(date of reference: 31 December 2007)

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholser	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Alba Adriatica S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.	Spain	40.00%	indirectly owned	Gestevisión Telecinco S.A.	40.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l.	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I S.p.A.	10.90%
Conecta 5 Telecinco, SAU (già Europortal Jumpy Espana S.A.U.)	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A.	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.10%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Kulteperalia S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Med Due S.r.l.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediaset Investment S.a.r.l.	Luxemburg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l.	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Cinema S.p.A.	Italy	100.00%	indirectly owned	Medusa Film S.p.A.	100.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Multicinema S.p.A.	Italy	100.00%	indirectly owned	Medusa Film S.p.A.	100.00%
Medusa Video S.p.A.	Italy	100.00%	indirectly owned	Medusa Film S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
New Century Advertising Co. Ltd	China	100.00%	indirectly owned	Publieurope Limited	100.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Promoservice Italia S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publiasia Limited	England	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	England	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Super Nueve Television S.A.	Spain	25.00%	indirectly owned	Gestevision Telecinco S.A.	25.00%
Telecinco Cinema, SAU (già Producciones Cinematograficas Telecinco SAU)	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.83%	indirectly owned	R.T.I. S.p.A.	98.83%
X Content S.r.l. in liquidazione	Italy	100.00%	indirectly owned	Medusa Video S.p.A.	100.00%

MEDIASET S.p.A.

2007 Annual Report

Reports of the Statutory Auditor
and External Auditor

MEDIASET SPA

Head office in Milan - Via Paleocapa 3

Share capital of EUR 614,238,333.28, fully paid in

Tax, VAT and Milan Company Register no. 09032310154

BOARD OF STATUTORY AUDITORS' REPORT TO THE GENERAL MEETING OF SHAREHOLDERS CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2007

(article 153, D. Lgs. 58/98)

Shareholders,

the financial statements at 31 December 2007, delivered to us by the Board of Directors on 11 March 2008 and submitted for your approval, report profit for the year of EUR 481,609,276.

The financial statements consist of the Balance Sheet, Income Statement, Cash Flow Statement and Statement of Changes in Shareholders' Equity, in addition to the Board of Directors' Report on Operations, the annual Report on Corporate Governance, the Supplementary Notes and the Table of significant shareholdings pursuant to article 125 of Consob Rule no. 11971/99, as amended.

In their report on operations, as required by article 2428 of the Italian civil code, the Directors have described the performance of the company and the activities undertaken by management, also through subsidiary companies, providing information on Human Resources, on the equity and financial position, on the management outlook, on inter-company relations and on risk management by the Parent Company to reduce exposure with regard to exchange rates, interest rates, liquidity and borrowing.

To the extent of our responsibilities, we can confirm that during the year we performed the duties required by law, taking into account the code of

conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- we monitored compliance with the law, the company bylaws and principles of good administration;
- we attended the General Meetings, the Board of Directors' meetings and special preparatory meetings regarding the items on the agenda, as well as the meetings of the Executive Committee and the Committees within the Board of Directors, while the directors provided periodical information about operations, the outlook for the company and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were not incautious or risky, that they did not involve any potential conflicts of interest and were neither in contrast with the resolutions passed by General Meetings nor such as to undermine the integrity of the Company's equity;
- we obtained knowledge of and monitored, to the extent of our responsibilities, the adequacy of the Company's organisational structure. This involved direct observation, information gathering and discussions with the external auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;
- we monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;

- we monitored the actual methods of implementation of the corporate governance rules set forth in the Corporate Governance Code adopted by the company, also in compliance with the principles contained in the new Corporate Governance Code of Borsa Italiana S.p.A. (published March 2006). Specifically:
  i. we checked that the verification criteria and procedures adopted by the Board of Directors to assess the independence of its members was correctly applied;
  ii. we monitored the independence of the external auditors;
  iii. we verified the compliance of the statutory auditors with independence criteria;
- we examined the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding disclosure;
- we checked that the statutory financial statements, prepared according to international IAS/IFRS accounting principles, and the consolidated financial statements at 31 December 2007, in addition to the Report on Operations, were prepared and organised in accordance with the law. This was based on direct checks and on information provided by the external auditors.

During our review work as described above we did not come across any significant matters for censure or any omissions that would require being reported to external supervisory bodies or the direct mention on the present Report.

Furthermore, in 2007 the Supervisory and Control Entity, in its report on the Implementation of the Organisation Model pursuant to D. Lgs. 231/2001, after describing the main activities performed during the year and reporting on the updating of the Internal Control System and its monitoring, as well as on legislative developments (ex Law 123, 3 August 2007), confirmed that there were no significant facts to report.

Likewise the annual report of the Board of Directors on corporate governance did not mention any issues to be brought to your attention.

In accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- transactions with other Group companies or related parties were in compliance with current legislation and no atypical and/or unusual transactions were observed;
- the information provided by the Board of Directors, including information on transactions with other Group companies and related parties, is considered to be complete, connected and relevant to the fulfilment of corporate objectives. The characteristics and the economic effects of such transactions are specified in the supplementary notes to the financial statements and are considered to be consistent with the interests of the Company. Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;
- in 2000 the company introduced the self-disciplinary code of the corporate governance Committee of companies listed by Borsa Italiana S.p.A. and has constantly reviewed said code in order to align it with current best practices, as described in the Annual Report of the Board of Directors on Corporate Governance;
- During the year:
    - the Board of Statutory Auditors held regular meetings and exchanged information with the external auditors Deloitte & Touche S.p.A. Although we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe that it will express a clean opinion;
    - the Board of Statutory Auditors prepared its reasoned proposal

to the general meeting of shareholders on the engagement to audit the financial statements and consolidated financial statements for the years 2008 - 2016, pursuant to article 159, clause 1, D. Lgs. 58/98;

- the Board of Directors met 10 times, the Executive Committee met 8 times and the Board of Statutory Auditors met 14 times;
- besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company entrusted Deloitte & Touche SpA with verifications pursuant to signing the Tax Returns and Form 770 regarding fiscal 2006;
- in 2007 the company did not engage Deloitte & Touche S.p.a. to perform any other significant work, nor did it engage any party bound by ongoing relations with same and forming part of the international network to which it belongs;
- the Board of Statutory Auditors have not received any reports pursuant to article 2408 of the Italian civil code or representations.

In consideration of the above, to the extent of our responsibilities, the Board of Statutory Auditors has not found any reason not to approve the financial statements at 31 December 2007, reporting profit for the year of EUR 481,609,276, and the proposal for the distribution of dividends drafted by the Board of Directors, also in consideration of "available company reserves".

We finally remind you that with the approval of these financial statements our mandate expires. We would therefore like to thank you for the confidence you have shown in us and invite you to pass the necessary resolutions.

Milan, 18 March 2008

The Board of Statutory Auditors

(F. Antonio Giampaolo)

(Riccardo Perotta)

(Francesco Vittadini)

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

**To the Shareholders of
MEDIASET S.p.A.**

1. We have audited the financial statements of Mediaset S.p.A. (the Company), which comprise the balance sheet as at December 31, 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the financial statements of the prior year, which are presented for comparative purposes, reference should be made to the auditors' report issued by us on March 30, 2007.

3. In our opinion, the financial statements present fairly the financial position of the Mediaset S.p.A. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree no.38/2005.

DELOITTE & TOUCHE S.P.A.

Signed by
Riccardo Raffo
Partner

Milan, Italy
March 28, 2008

This report has been translated into the English language solely for the convenience of international readers.

MEDIASET S.p.A.

2007 Annual Report

Certification of the annual financial statement pursuant to art. 81-ter out of Consob Regulation nr. 11971 dated May 14, 1999

Certification of the annual financial statement pursuant to art. 81-ter out of Consob Regulation nr. 11971 dated May 14, 1999 and subsequent amendments and integrations

1.The undersigned Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Executive Officer responsible to draw up the company accounting documents, of Mediaset S.p.A., in compliance with art. 154-bis, paragraphs 3 and 4 of D. lgs (Legislative decree) nr. 58 dated February 24, 1998, state:

- the adequacy, according to the Company's features, and
- the effective application

of the administrative and accounting procedures for the formation of the annual financial statement referred to the period starting on January 01, 2007 and ending on December 31, 2007.

2.In addition, it is certified that the annual financial statement as at December 31, 2007:

a) corresponds to the books and to the accounting records;

b) is drawn up in compliance with the International Reporting Standards (IAS/IFRS) adopted by the European Union and with the provisions of art 9 out of D. Lgs. (Legislative Decree) nr. 38/2005, and, as far as it is known, provides a true and fair view of the assets and liabilities statement and of the financial position of the Issuer.

Cologno Monzese, March 11, 2008

On Behalf of the Board of Directors
The Chairman

(Fedele Confalonieri)

The Executive Officer responsible to draw up the company accounting documents

(Andrea Goretti)

"This report has been translated into the English language solely for the convenience of international readers."

MEDIASET SPA

Registered Office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax code - VAT no. - Milan Company Register no. 09032310154

SUPERVISORY BOARD'S REASONED PROPOSAL TO THE GENERAL MEETING OF SHAREHOLDERS ON THE ENGAGEMENT TO AUDIT THE FINANCIAL STATEMENTS, CONSOLIDATED FINANCIAL STATEMENTS AND INTERIM CONSOLIDATED REPORT FOR YEARS 2008 TO 2016

****

Shareholders,

the amended text of Article 159 of the Consolidated Law on Financial Intermediation (TUF), with regard to the regulation of issuer auditing activities, requires that the engagement to audit the financial statements and consolidated financial statements be the subject of a resolution by the general meeting on the basis of a "reasoned proposal" submitted by the supervisory board.

Italian law 262/2005, as amended by Legislative Decree 303/2006, has established that the maximum total duration of engagements is nine financial years, by prohibiting the renewal of engagements or the initiation of new engagements unless at least three years have passed since the termination of the previous engagement.

With the approval of the financial statements at 31 December 2007, the mandate conferred upon Deloitte & Touche terminates and, pursuant to the aforementioned law, the renewal of the engagement is not at the present time possible.

The Supervisory Board is therefore required to present a reasoned proposal to the General meeting of shareholders on the subject of the engagement of another Firm of auditors.

The Supervisory Board has therefore consulted the Company's management and the Internal Control Committee, and has examined the proposals received in the meantime from PriceWaterhouseCoopers and Ernst & Young, both Independent Auditors registered in the "Special Register" pursuant to Article 161, TUF.

The Supervisory Board then prepared a summary chart after examining and comparing all the essential features of the proposals received, and specifically:

- the subject of the mandate and the purpose of the audit work;
- the qualifications of the proposers;
- the working methods presented and their consistency with current legislation and with the recommendations issued by the Regulatory Body;
- independence requirements and procedures in place to prevent any conflicts of interest both of audit personnel and the firm of auditors;
- team structure, time commitment planned and quality mix (partner + manager) across total planned hours;
- fees and accessory expenses.

As a result of the aforementioned examination, based on considerations regarding:

- independence requirements and the absence of any incompatibilities;
- organisational adequacy and technical/qualitative suitability in consideration of the breadth and complexity of the engagement;
- the consistency of the fee requested in relation to the engagement,

in consideration of the quality mix and financial proposal presented by the two Firms, both for the Holding company and for its subsidiaries and minority interests,

the Supervisory Board proposes

that the engagement to audit the accounts of Mediaset S.p.A. for financial years 2008 to 2016 be entrusted to Reconta Ernst & Young Spa, contact Alberto Coglia, in accordance with the proposal received on 13 December 2007 and filed with the company documents, stating the following annual fees:

- € 83,600 for the financial statements
- € 93,100 for the consolidated financial statements
- € 94,050 for the individual and consolidated interim report.

Milan, 1 February 2008

Statutory Auditors

(F. Antonio Giampaolo)
(Riccardo Perotta)
(Francesco Vittadini)

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax code - VAT no. - Milan Company Register no.
09032310154

FINANCIAL STATEMENTS AT 31 DECEMBER 2007

You are advised that the draft Financial Statements and the Consolidated Financial Statements at 31 December 2007, as approved by the Board of Directors on 11 March 2008, are available for public consultation at the company's registered office and at Borsa Italiana S.p.A., as well as being published on the website www.mediaset.it.

The reports of the Supervisory Board and the Independent Auditors will be made public within the legal term.

GRUPPO MEDIASET

Press release

MEDIASET S.P.A.: PRESENTATION OF MINORITY LISTS FOR THE APPOINTMENT OF THE BOARD OF STATUTORY AUDITORS

With reference to the provisions of article 144 octies, clause 2, of the Issuer Rules, you are hereby advised that at the expiration of the term for lodging lists for the appointment of the Board of Statutory Auditors (31 March 2008), the only list was lodged by the majority Shareholder.

In accordance with the provisions of article 144 sexies, clause 5, of the Issuer Rules, you are hereby informed that additional lists for the appointment of the Board of Statutory Auditors may be lodged no later than 5 April 2008, at the head office of the Company (Via Paleocapa 3, Milan), by shareholders who own at least 0.50% of the share capital.

Cologno Monzese, 31 March 2008

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO
MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE PUBLISHED

Mediaset S.p.A. would like to inform you that the Report on Corporate Governance was published today, providing information on the company's governance system and endorsement of the Corporate Governance Code of listed companies, as presented in a special annex to the Report on Operations in the 2007 Annual Report.

The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2007/bilanci_it.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, 31 March 2008

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

PRESS RELEASE

Mediaset Board Meeting 11 March 2008

APPROVAL FOR 2007 RESULTS

Consolidated results

Net revenues: €4,082.1 million
Operating profit: €1,149.0 million
Net profit: €506.8 million
Proposed dividend of €0.43 per share

Italy
Advertising revenues grow: +1,1%
Television costs: -0,8%
Mediaset Premium: revenues more than double
Ratings: Mediaset confirms leadership in the 15-64-year-old audience
Canale 5 Italy's most popular channel
Spain
Operating profitability: 44.9%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the annual report for 2007 of Mediaset SpA and the consolidated annual report of the Mediaset Group for the year ended 31 December 2007.

MEDIASET GROUP: CONSOLIDATED RESULTS

- **The consolidated net revenues** of the Mediaset Group **grew by 8.9%** to reach **€4,082.1 million**, compared with the €3,747.6 million of 2006.
- The group's **EBIT** rose to **€1,149.0 million, an increase of 10.8%** compared with the previous year (€1,036.6 million).
- **Operating profitability** rose to **28.1% from the 27.7% of 2006** and is, at a consolidated level, the best performance among listed continental broadcasters.

- **net profit** attributable to the Group, after taxation, came to **€506.8 million** (€505.5 million in 2006) despite marked non-recurring increase in the tax rate, resulting from the introduction of new fiscal norms.

- the Group's **consolidated net financial position** went from -€568,3 million at 31 December 2006 to **-€1,208.9 million** at 31 December 2007. The increase in indebtedness was mainly the result of investments made in the third quarter (of €628 million) for the acquisition of the Medusa Group and the capitalisation of the investment vehicle established for the acquisition of Endemol, as well as the distribution of dividends by the parent company and the Telecinco subsidiary (for a total of €644.7 million).

- During the period **the group's net cash generation** came to **€666.0 million**, up from the €363.6 million of the previous year.

It should be noted that companies acquired during the year have been consolidated from July 2007. The companies of the Medusa Group have been fully consolidated while the 33.3% stake held in the consortium that controls the Endemol Group, through Mediacinco, is consolidated on a net equity basis.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in 2007 came to **€3,002.1 million**, an increase of **9.1%** on the previous year (€2,751.5 million). The increase is the result of a positive contribution by Publitalia, increased revenues from the pay-per-view activities of Mediaset Premium, network operator activities and the consolidation of the revenues of the Medusa Group.

  Gross television advertising sales came to **€2,880.6 million**, an increase of 1.1% on 2006 at the end of a year that saw a constant progression, culminating in the extraordinary performance of the last three months in which there was double-digit growth in advertising revenues.

  Mediaset Premium generated revenues of €225.9 million more than double those of 2006 (€107.8 million). During 2007 more than 2.3 million new re-chargeable cards were sold, as well as 6.3 million re-charges. Mediaset Premium's revenue from the sale of encrypted football rights to other platforms amounted to €94.3 million.

- **EBIT** rose to **€663.8 million**, compared with €597.1 million in 2006 (+11.2%).

- **Total television costs** saw a fall of -0.8% compared with 2007.

- **Pre tax profit** rose from €569.1 million in 2006 to **€608.0 million** for 2007.

- **Net profit** came to **€330.8 million**, down from the €347.2 million of 2006 due to the abovementioned non-recurring effect of the tax rate.

- The economic impact of the recent acquisitions (Medusa and Endemol) have already proved positive, net of acquisition costs.

Ratings: in 2007 Mediaset channels confirmed their national leadership across all time bands among viewers in the 15 to 64 year-old age range (the commercial target): Mediaset recorded ratings of **42.9% in prime time** and **43.0% across the 24-hours.**
Canale 5 is Italy's most popular channel in the commercial target with a **23.5% share in prime time** and **22.6% across the 24-hours.**

Spain

- during 2007 the **consolidated net revenues** generated by the Telecinco Group grew to **€1,081.6 million** from the €997.6 million recorded in 2006.
- **operating profit (EBIT)** rose to **€485.2 million** from the €439.6 million of 2006 (+10.4%).
- **operating profitability** increased to **44.9%** (44.1% in 2006).
- **pre-tax profit** rose to **€487.4 million**, from the €450.6 million of the previous year.
- **net profit** came to **€353.1 million**, an increase on the €314.3 million of 2006.
- **Ratings:** Telecinco consolidated its position as Spain's most popular channel with a **20.9% share in prime time** and **20.3% across the 24-hours.**

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company Mediaset S.p.A. ended the year 2007 with a net profit of **€481.6 million**, after making amortizations and depreciations for a total of €14.1 million.

DIVIDEND PROPOSAL

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 15, on first calling, or, if necessary, on second calling, on April 16 2008, a **dividend of €0.43 per share, the same as that for the previous year**
The dividend will be payable from 22 May 2008, with coupons detachment from 19 May 2008 (Coupon N°. 12).

FORECAST FOR THE YEAR

For the current year, the company expects to be able to improve its consolidated net profit with respect to 2007. The scale of the improvement will mainly depend on the rate of growth in advertising revenues in the two main markets, and the effects of higher financial charges and an improvement in the tax rate, following a reduction in rates in both Italy and Spain.

Italy

- In the first two months of 2008, gross advertising revenues for Mediaset's channels confirmed the positive trend that began in the closing months of 2007, with an increase of around 5% compared with the same period of the previous year.
- At the end of the first two months of 2008, Mediaset channels confrmed their leadership position in the commercial target (15-64 year-olds) with an average share of 42.7% across the 24-hours and 42.5% in prime time. Canale 5 remained Italy's most popular channel with a prime time share of 23.3% and Italia 1 remained in thrid place with 11.8%.
- The excellent performance of Mediaset Premium continues and as of 5 March active clients had grown to 2,420,000, compared with 2,067,000 on 31 December 2007, an increase of 353,000 clinets in just two months.

Spain

- In Spain, Telecinco maintained its position as the most popular channel in the first two months of the year, both in the daily average and in prime time, consolidating its undisputed leadership in the commercial target across all of the time bands.

SHARE BUY BACKS

The Board of Directors of Mediaset will ask the forthcoming AGM to renew authorisation to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005 and 2006-2008;
b) to conduct operations for trading, coverage or arbitrage purposes.
c) conduct investment operations in liquidity.

Given the importance of operating in the company's shares, the Board of Directors has agreed that it will ask the shareholders for the cancellation of shares in the portfolio only when the total reaches 10% of the share capital,

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The company's current share capital of €614,238,333.28, is divided into 1,181,227,564 ordinary shares and, on 11 March 2008 the company had in its portfolio. 44,825,000 shares, corresponding to 3.79% of the share capital; Mediaset's subsidiary companies do not hold shares in the parent company.

The proposal foresees the attribution to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2008, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005 and 2006/2008, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.
ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.
iii)

The Shareholders will also be asked to authorise, as per Art: 2357 *ter* of the Civil Code, the Board of Directors, within the terms of the law and norms that may be introduced from time to time, and the regulations issued by Borsa Italiana and in conformity with relevant European norms, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005 and 2006/2008. The present authorisation applies to the period of validity established by the stock option plans;
b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:

i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

STATUTORY MODIFICATIONS
In order to bring the company statute into line with the Transparency Directive (legislative decree n° 195 of 6 November 2007), the board of directors will propose to the annual general meeting the completion of modifications to the statute relating to shareholders' meetings and the regulation of management and control boards.
Of note among the changes are the terms for the calling of shareholders' meetings and the harmonisation of the procedures for the presentation and voting of lists for the board of directors with those for the board of statutory auditors.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 11 March 2008

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Highlights from the consolidated income statement (*)

in €m

	2007	2006
Consolidated net revenues	**4,082.1**	**3,747.6**
Labour costs	462.1	452.5
of which non-recurring income	*(23.0)*	
Procurement, services and other costs	1,454.0	1,374.2
Operating costs	**1,916.1**	**1,826.7**
Gross operating profit	**2,166.0**	**1,920.9**
Amortisation and depreciations	1,017.0	885.7
Operating profit	**1,149.0**	**1,035.3**
((Losses)/gains from equity disposals		1.3
EBIT	**1,149.0**	**1,036.6**
Financial income /(charges)	(50.9)	(20.2)
Income/(charges) from investments	(2.7)	3.2
Profit before taxation	**1,095.4**	**1,019.6**
Income taxes	(414.3)	(357.9)
Net profit from operations	**681.1**	**661.8**
(Net profit from discontinued activities)		-
(Minority interest (profit)/loss	(174.4)	(156.3)
Profit for the Mediaset Group	**506.8**	**505.5**

Highlights from the consolidated balance sheet (*)

in €m

	31/12/2007	31/12/2006
Television rights	2,351.5	2,388.2
Goodwill and consolidation differences	393.8	368.7
Other tangible/intangible assets	1,070.8	1,085.2
Financial assets	554.8	96.9
Net working capital & other assets/liabilities	(203.7)	(307.1)
Severance indemnity reserve	(98.5)	(130.3)
Net invested capital	**4,068.7**	**3,501.7**
Net Group assets	2,559.1	2,634.1
Shareholders' equity and minority interest	300.7	299.2
Net assets	**2,859.8**	**2,933.3**
Net financial position	**(1,208.9)**	**(568.3)**

(*)Highlights from the reclassified accounts

Mediaset S.p.A. - www.mediaset.it
Registered office in via Paleocapa 3, 20121 Milan (MI)
Share Capital Euro 614,238,333.28 - Entered in the Milan Companies Register
Fiscal Code and VAT number 09032310154

Notice of convocation of the General Shareholders' Meeting of Mediaset S.p.A. ISIN IT0001063210

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 – Sedol 5077946) or American Depositary Receipts (CUSIP 584469407) are called to an Ordinary and Extraordinary General Meeting, in Cologno Monzese (Milan), Via Cinelandia 5, on Tuesday 15 April 2008 at 10.00 am, at first call, and on Wednesday 16 April 2008, same time and place, at second call, to vote on the following items on the

Agenda

A. Financial statements at 31 December 2007

1. Approval of the Financial Statements at 31 December 2007 and the Board of Directors' Management Report;
2. Presentation of the Reports of the Independent Auditors and Supervisory Board to the General Meeting;
3. Approval of the allocation of operating profit; pertinent resolutions.

B. Presentation of the Consolidated Financial Statements at 31 December 2007; Reports of the Board of Directors and Independent Auditors

C. Appointment of the Supervisory Board and its Chairman, establishment of emolument

4. Appointment of the members of the Supervisory Board;
5. Establishment of the annual emolument of the Supervisory Board.

D. Engagement to audit the Financial Statements and Consolidated Financial Statements, and limited auditing of the Interim Report for the years 2008/2016

6. Engagement to audit the Financial Statements and Consolidated Financial Statements, and limited auditing of the Interim Report for the years 2008/2016..

E. Authorisation for the Board of Directors to purchase and sell the Company's own shares

7. Authorisation for the Board of Directors to purchase and sell the Company's own shares, also for the purposes of "Stock Option" plans; pertinent resolutions.

Extraordinary General Meeting:

F. Proposal to amend the Company bylaws

8. Proposal to amend the following articles of the Company bylaws: 10) General Meeting, 17), 23), 24) Board of Directors, 27) Supervisory Board, and formal amendments to articles 8) and 19).

Shareholders are eligible to attend the general meeting if they provide the Company with the statement issued by a registered intermediary pursuant to article 2370, paragraph 2, of the Italian civil code at least two working days before each meeting.

Shareholders will be asked to vote separately only on the motions indicated with a progressive number in the above agenda. All resolutions must be approved by the holders of ordinary shares in the Company and by the holders of ADRs representing ordinary shares in the Company.

Shareholders may consult all documents illustrating the proposals contained in the agenda on the Company's website (www.mediaset.it), at the Company's registered office and on the Italian stock market website (Borsa

Italiana S.p.A., www.borsaitaliana.it). Shareholders also have the right to obtain a copy of said documents.

Specifically, the following documents will be made available to Shareholders as of 31 March 2008:

- the financial statements and consolidated financial statements at 31 December 2007, with the relative Board of Directors' Reports;
- the report of the Supervisory Board to the General Meeting;
- the reports of the independent auditors on the corporate and consolidated financial statements;
- the report of the Board of Directors to the General Meeting illustrating the items on the agenda;
- the Supervisory Board's reasoned proposal to the general meeting of shareholders on the engagement to audit the financial statements, consolidated financial statements and interim consolidated report for years 2008 to 2016;
- the annual report of the Board of Directors on Corporate Governance 2007;

The Bylaws of the Company are available for consultation on the corporate website (www.mediaset.it).

Pursuant to article 27 of the Company Bylaws, members of the Supervisory Board are appointed on the basis of lists presented by company members according to the following procedure. The lists must contain at least one candidate to the position of Full Member of the Supervisory Board and one candidate to the position of Alternate Member, and may contain up to a maximum of three candidates to the position of Full Member of the Supervisory Board and of two candidates to the position of Alternate Member. The candidates must be listed with a progressive number.

Each list shall have two sections: one of candidates for the position of Full Member of the Supervisory Board, and the other of candidates for the position of Alternate Member. Any candidate whose name appears on more than one list will be disqualified.

Lists may only be presented by members or groups of members who, at the time the lists are presented, individually or as a whole, represent 1% of the share capital (percentage established by Consob resolution no. 16319/2008). No member may present or vote for more than one list, even through an intermediary or trustee. Members belonging to the same group and members who have signed a shareholders' agreement regarding the shares of the Company may not, alone or with others, present or vote for more than one list, even through an intermediary or trustee.

Lists, accompanied by the professional CVs of the individuals listed and signed by their presenting members, must be lodged at the Company's registered office (Via Paleocapa 3, Milan - weekdays 9 am - 6 pm) at least 15 (fifteen) days before the date set for the General Meeting at first call to appoint the Supervisory Board, or in other words no later than 31 March 2008. The Company, and the Corporate Affairs Office on its behalf, are available as of this moment to receive lists. At the time of presenting lists, the following must also be lodged with the company: (i) information regarding the identity of the members presenting the list, including the total percentage of the share capital held and the certificate issued by a registered intermediary proving ownership of said shares, (ii) a declaration that the presenters have no agreements or links of any kind whatsoever with other significant members pursuant to the law and regulations in force, (iii) a CV of each candidate containing comprehensive information on the personal and professional characteristics of the candidates. Declarations from individual candidates must be lodged by the same date, agreeing to stand and declaring, on their own responsibility, that there is no cause, including the restriction on corporate office-holding, why they cannot be elected, nor any legal impediment to their serving on the Supervisory Board, and that they satisfy any requirements prescribed by the law, regulations or the company bylaws for members of the Supervisory Board. The list of administration and control offices held by each candidate at other companies must also be lodged within the same term.

Any list presented in contravention of any of the above provisions shall not be voted on.

Shareholders are reminded that they have the right, pursuant to article 2373 of the Italian Civil Code, to attend the general meeting and exercise their voting rights by proxy; natural persons appointed to represent shareholders individually may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it. The Company's registered office (Via Paleocapa 3, Milan) is open to the public for consulting and/or lodging the aforementioned documents on weekdays from Monday to Friday, from 9 am to 6 pm.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

A shuttle service is available from Milan Metro station Cascina Gobba (MM2) to the place of meeting.

The Chairman
Fedele Confalonieri

As of this moment it is expected that the General Meeting may be held at second call on 16 April 2008 in Via Cinelandia 5, Cologno Monzese.

TELECINCO

INFORME COMPLEMENTARIO AL DE GESTION FORMULADO POR EL CONSEJO DE ADMINISTRACIÓN DE "GESTEVISIÓN TELECINCO, S.A."

En Madrid, a 27 de febrero de 2.008

TELECINCO

INFORME COMPLEMENTARIO
EX ARTÍCULO 116 bis DE LA LEY DEL MERCADO DE VALORES

Primero.- Estructura del Capital Social.

El Capital Social de la Compañía asciende a 123.320.928,00 Euros y está representado por 246.641.856 acciones representadas mediante anotaciones en cuenta, de la misma clase y valor nominal de 0,50 Euros.

Las acciones de la Compañía cotizan en las Bolsas de Madrid, Barcelona, Bilbao y Valencia. El Código ISIN es ES0152503035.

Desde el 3 de enero de 2005 Gestevisión Telecinco, SA es una sociedad que cotiza en el IBEX 35.

Segundo.- Restricciones a la transmisibilidad de las acciones.

No existe ninguna limitación a la libre transmisibilidad de las acciones, excepto la establecida en el artículo 21 de la Ley 10/1988, de 3 de mayo, de Televisión Privada, según el cual:

"1. Toda persona física o jurídica que pretenda adquirir, directa o indirectamente, una participación significativa en el capital de una sociedad concesionaria deberá informar previamente de ello al Ministerio de Industria, indicando el porcentaje de dicha participación, los términos y condiciones de la adquisición y el plazo máximo en el que pretenda realizar la operación. Se entenderá por participación significativa en una entidad concesionaria del servicio esencial de televisión aquella que alcance, de forma directa o indirecta, al menos el 5 por 100 del capital o de los derechos de voto vinculados a las acciones de la entidad.

2. También deberá informar previamente al Ministerio de Industria, en los términos señalados en el apartado 1, quien pretenda incrementar, directa o indirectamente, su participación de tal forma que su porcentaje de capital o derechos de voto alcance o sobrepase alguno de los siguientes porcentajes: 5, 10, 15, 20, 25, 30, 35, 40 y 45 por 100.

3. El Ministerio de Industria dispondrá de un plazo máximo de tres meses, a contar desde la fecha en que la información correspondiente haya tenido entrada en cualquiera de los registros del Departamento, para notificar la aceptación o, en su caso, la denegación de la adquisición pretendida. La denegación podrá fundarse en la falta de transparencia de la estructura del grupo al que eventualmente pueda pertenecer la entidad adquirente o en la existencia de vinculaciones entre la persona o entidad que pretenda la adquisición y otra

TELECINCO

entidad concesionaria del servicio esencial de televisión que puedan entrañar perturbación al principio de no concentración de medios que inspira la presente Ley.

4. La adquisición deberá consumarse en el plazo máximo de un mes a contar desde que se produzca la referida aceptación.

5. Lo dispuesto en este artículo se entiende sin perjuicio de la aplicación de las normas sobre participaciones significativas, contenidas en la Ley 24/1988, de 28 de julio, del Mercado de Valores.

6. Efectuada la adquisición sujeta al procedimiento de notificación previa regulado en este artículo, se comunicará por el adquirente al Ministerio de Industria que instará su inscripción en el Registro Especial de Sociedades Concesionarias. Será igualmente obligatoria para que inste su inscripción registral, la comunicación por el transmitente al Ministerio de Industria, de todo acto de transmisión de acciones de la sociedad concesionaria que determine que aquél minore uno de los porcentajes de participación recogidos en el apartado 2 precedente.

Las comunicaciones de la adquisición y de la transmisión a las que se refiere este apartado, habrán de realizarse en el plazo de un mes desde que se produzcan".

<u>Tercero.- Participaciones significativas en el Capital social.</u>

En tanto en cuanto las acciones de Telecinco están representadas mediante anotaciones en cuenta y, por lo tanto, el registro de los accionistas está a cargo de una entidad ajena a la sociedad, no es posible detallar la estructura de la propiedad, sino tan sólo indicar aquellas participaciones que se consideran legalmente como significativas, que a 31 de diciembre de 2007, eran las siguientes:

Denominación	% Directo	% Indirecto	% Total	F. Registro Entrada CNMV
BARCLAYS GLOBAL INVESTORS UK HOLDINGS LTD	0,000	5,063	5,063	19/06/2007
BERLUSCONI ,SILVIO	0,000	50,135	50,135	27/01/2006
CHASE NOMINEES LTD.	5,395	0,000	5,395	28/05/2007
CORPORACION DE NUEVOS MEDIOS AUDIOVISUALES, S.A.	13,000	0,000	13,000	30/06/2004
HARRIS ASSOCIATES L.P.	5,038	0,000	5,038	02/03/2007
MEDIASET INVESTIMENTI S.P.A.	50,135	0,000	50,135	27/01/2006
VOCENTO, S.A.	0,000	13,000	13,000	12/08/2004

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Cuarto.- Restricciones en el derecho de voto.

No existen restricciones legales ni estatutarias al ejercicio de los derechos de voto. Cada acción da derecho a un voto.

Quinto.- Pactos para sociales.

No existen pactos parasociales en vigor.

Sexto.- Normas aplicables al nombramiento y sustitución de los miembros del órgano de administración y a la modificación de los estatutos de la sociedad.

A. Normas aplicables al nombramiento y sustitución de los Consejeros.

Artículo 41 de los Estatutos Sociales:

1. Los consejeros serán nombrados por acuerdo de la Junta general, adoptado con los requisitos establecidos en el artículo 102 de la Ley de Sociedades Anónimas.

2. No obstante lo anterior, queda a salvo la designación de consejeros mediante el sistema proporcional al que se refiere el artículo 137 de la Ley de Sociedades Anónimas.

3. Si durante el plazo para el que fueron nombrados los consejeros se produjesen vacantes, el Consejo podrá designar entre los accionistas las personas que hayan de ocuparlas hasta que se reúna la primera Junta general.

Artículo 54 de los estatutos Sociales:

1. El consejero será nombrado por un plazo de cinco años, pudiendo ser reelegido una o más veces por periodos de igual duración. Vencido el plazo, el nombramiento caducará, una vez se haya celebrado la siguiente Junta general o haya concluido el término legal para la convocatoria de la Junta general ordinaria.

2. El nombramiento de los consejeros designados por cooptación se entenderá efectuado y estos ejercerán su cargo hasta la fecha de reunión de la primera Junta general, inclusive, sin perjuicio de la facultad de ratificación que tiene la Junta general.

3. Los consejeros independientes podrán ejercer su cargo por un plazo máximo de doce (12) años, no pudiendo ser reelegidos transcurrido dicho plazo, salvo Informe motivado favorable por parte de la Comisión de Nombramientos y Retribuciones.

Artículo 55.- Cese de los consejeros

1. Los consejeros cesarán en su cargo cuando lo decida la Junta general, cuando notifiquen su renuncia o dimisión a la Sociedad y cuando haya transcurrido el período para el que fueron nombrados. En este último caso, el cese será efectivo el día en que se reúna la primera Junta general.

2. Los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos: (a) cuando alcancen la edad de 70 años; (b) cuando cesen en los puestos ejecutivos a los que estuviere asociado su nombramiento como consejero; (c) cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición aplicables; (d) cuando resulten gravemente amonestados por la Comisión de Nombramientos y Retribuciones por haber infringido sus obligaciones como consejeros; y (e) cuando su permanencia en el Consejo pueda poner en riesgo los intereses de la Sociedad o afectar negativamente al crédito y reputación de la misma o cuando desaparezcan las razones por las que fueron nombrados (por ejemplo cuando un consejero dominical se deshace de su participación en la compañía).

3. Cuando un consejero cese voluntariamente en su cargo antes de finalizado el mandato deberá remitir a todos los miembros del Consejo de Administración una carta en las que explique las razones de su cese. Asimismo, la Sociedad deberá comunicar dicho cese a la Comisión Nacional del Mercado de Valores como hecho relevante y explicar los motivos del cese en el Informe Anual sobre Gobierno Corporativo.

B. Normas aplicables a la modificación de los estatutos de la Sociedad.

Artículo 34.- Adopción de acuerdos.

1. La Junta general, ordinaria o extraordinaria, adoptará sus acuerdos con las mayorías exigidas por la Ley de Sociedades Anónimas. Cada acción con derecho a voto presente o representada en la Junta general dará derecho a un voto.

2. La mayoría necesaria para aprobar un acuerdo requerirá el voto favorable de la mitad más uno de las acciones con derecho a voto presentes o representadas en la Junta general. Quedan a salvo los supuestos en que la Ley o estos Estatutos Sociales estipulen una mayoría superior.

Séptimo.- Poderes de los miembros del Consejo de Administración y, en particular, los relativos a la posibilidad de emitir o recomprar acciones.

Las normas a este respecto se encuentran, en primer lugar, en los Estatutos de la Compañía y, en segundo lugar, en su Reglamento Interno de Conducta.

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A. En cuanto los Estatutos Sociales, el artículo 37 regula las facultades de administración y supervisión, disponiendo lo siguiente:

1. Salvo en las materias reservadas a la competencia de la Junta general, el Consejo de Administración es el máximo órgano de decisión de la Sociedad.

2. El Consejo de Administración dispone de todas las competencias necesarias para administrar la Sociedad. No obstante, por regla general confiará la gestión de los negocios ordinarios de la Sociedad a los órganos delegados y al equipo de dirección, y concentrará su actividad en la determinación de la estrategia general de la Sociedad y en la función general de supervisión. En todo caso, habrá de reservarse para su exclusiva competencia, sin posibilidad de delegación, las decisiones relativas a las siguientes materias:

a) Formulación de las cuentas anuales, del informe de gestión y de la propuesta de aplicación del resultado, así como las cuentas y el informe de gestión consolidados.

b) Nombramiento de consejeros por cooptación y elevación de propuestas a la Junta General relativas al nombramiento, ratificación, reelección o cese de consejeros.

c) Designación y renovación de los cargos internos del Consejo de Administración y de los miembros de las Comisiones.

d) Fijación de la retribución de los miembros del Consejo de Administración, a propuesta de la Comisión de Nombramientos y Retribuciones.

e) Pago de dividendos a cuenta.

f) Pronunciamiento sobre toda oferta pública de adquisición que se formule sobre valores emitidos por la Sociedad.

g) Aprobación y modificación del Reglamento del Consejo de Administración que regule su organización y funcionamiento internos.

h) Formulación del Informe Anual de Gobierno Corporativo.

i) Ejercicio de las potestades delegadas por la Junta general cuando no esté prevista la facultad de sustitución y ejercer cualesquiera funciones que la Junta General le haya encomendado.

j) Celebración de cualquier contrato o establecimiento de cualquier relación jurídica entre la Sociedad y un accionista (o sociedad perteneciente al mismo grupo del accionista) que posea una participación superior al cinco por ciento, que tenga un importe superior a 13.000.000 de euros.

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k) Celebración de cualquier contrato o establecimiento de cualquier relación jurídica entre la Sociedad y un tercero cuyo valor sea superior a 80.000.000 de euros.

l) Aprobación de los presupuestos anuales y, en su caso, del plan estratégico.

m) Supervisión de la política de inversiones y financiación.

n) Supervisión de la estructura societaria del Grupo Telecinco.

o) Aprobación de la política de Gobierno Corporativo.

p) Supervisión de la política de Responsabilidad Social Corporativa.

q) Aprobación de la política retributiva de los Consejeros Ejecutivos por sus funciones ejecutivas y principales condiciones que deben respetar sus contratos.

r) Evaluación del desempeño de los Consejeros Ejecutivos de la Sociedad.

s) Seguimiento, previo informe de la Comisión de Auditoría y Cumplimiento, de la política de control y gestión de riesgos, así como de los sistemas internos de información y control.

t) Aprobación de la política de autocartera de la Sociedad.

u) Ser informado sobre el cese y nombramiento de los altos directivos, así como de sus condiciones de contratación.

v) Aprobación, a propuesta de la Comisión de Auditoría y Cumplimiento, de la información financiera que debe publicar la sociedad periódicamente.

w) Aprobación de la creación o adquisición de participaciones en entidades de propósito especial o domiciliadas en países o territorios que tengan la consideración de paraísos fiscales, así como cualquier transacción u operación de naturaleza análoga que, por su complejidad, pudiera menoscabar la transparencia del Grupo.

x) Autorización, previo informe favorable de la Comisión de Auditoría y Cumplimiento, de las operaciones vinculadas que Telecinco realice con los consejeros o con personas vinculadas a ellos o a accionistas significativos, exceptuando aquellas que cumplan con las siguientes condiciones: (i) se apliquen en masa a un grupo de clientes y se apliquen en virtud de condiciones estandarizadas, (ii) se realicen a precios establecidos con carácter general por el proveedor del servicio o en condiciones de mercado, (iii) que su cuantía no supere el 1% de los ingresos anuales de Telecinco. Los consejeros afectados por las operaciones vinculadas que por sus características se sometan a votación del

Consejo de Administración no asistirán a la reunión no pudiendo ejercer ni delegar su derecho de voto.

y) Cualquier otro asunto que el Reglamento del Consejo de Administración reserve al conocimiento del órgano en pleno.

Las facultades inherentes al Consejo de Administración, salvo aquéllas legal o estatutariamente indelegables, las ostenta la Comisión Ejecutiva y dos consejeros delegados solidarios, D. Paolo Vasile y D. Giuseppppe Tringali.

B. En cuanto al Reglamento Interno de Conducta (RIC) de "Gestevisión Telecinco, S.A." y su Grupo de Sociedades en su actuación en los Mercados de Valores, es el apartado 9 el que establece las normas aplicables en relación con las operaciones de autocartera, disponiendo al efecto cuanto sigue:

9.1. *Delimitación de las operaciones de autocartera sometidas al RIC*

Se entenderá por operaciones de autocartera las que se realicen sobre acciones emitidas por entidades del Grupo Telecinco e instrumentos derivados cuyo subyacente sean dichas acciones.

Las operaciones podrán realizarse:

(i) Directamente por la Sociedad u otras entidades del Grupo Telecinco.

(ii) Indirectamente, a través de terceros con mandato expreso o tácito.

(iii) Por terceros que, sin haber recibido mandato, actúen con los mismos objetivos.

9.2. *Política en materia de autocartera*

Dentro del ámbito de la autorización concedida por la Junta General, corresponde al Consejo de Administración de la Sociedad la determinación de planes específicos de adquisición o enajenación de acciones propias.

9.3. *Principios generales de actuación en las operaciones de autocartera*

La gestión de la autocartera se ajustará a los siguientes principios de actuación:

9.3.1. Cumplimiento de la normativa

Todas las Personas Afectadas tienen la obligación de conocer y cumplir la normativa y procedimientos internos que resulten aplicables.

9.3.2. Finalidad

Las operaciones de autocartera tendrán por finalidad primordial facilitar a los inversores unos volúmenes adecuados de liquidez y profundidad de los valores y minimizar los posibles desequilibrios temporales que pueda haber entre oferta y demanda en el mercado. En ningún caso las operaciones responderán a un propósito de intervención en el libre proceso de formación de precios.

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9.3.3. Transparencia

Se velará por la transparencia en las relaciones con los supervisores y los organismos rectores de los mercados en relación con las operaciones de autocartera.

9.3.4. No uso de Información Privilegiada

No podrán realizarse, bajo ningún concepto, las operaciones de autocartera por personas que hayan tenido acceso a Información Privilegiada sobre los Valores e Instrumentos Afectados.

9.3.5. Neutralidad en la formación del precio

La actuación debe ser neutral y, en ningún caso, se pueden mantener posiciones dominantes en el mercado.

9.3.6. Intermediario

Las compañías integradas en el Grupo Telecinco canalizarán todas sus operaciones sobre acciones de la Sociedad a través de un número limitado de miembros del mercado. Antes del inicio de cualquier negociación, la Sociedad comunicará a la CNMV, con el carácter de información confidencial, el miembro designado, informando con igual carácter toda sustitución del mismo. Si se firmase un contrato regulador de la operativa con autocartera con algún miembro del mercado, se remitirá confidencialmente una copia del mismo la CNMV y a las Sociedades Rectoras.

9.3.7. Contraparte

Las compañías integradas en el Grupo Telecinco se abstendrán de realizar operaciones de compra y venta de acciones de la Sociedad en las que la contraparte sea alguna de las siguientes personas o entidades: (i) sociedades del Grupo Telecinco, (ii) sus consejeros, (iii) sus accionistas significativos o (iv) personas interpuestas de cualquiera de las anteriores. Igualmente, las sociedades integradas en el Grupo Telecinco no mantendrán simultáneamente órdenes de compra y de venta sobre acciones de la Sociedad.

9.3.8. Limitación

Durante los procesos de ofertas públicas de venta o de ofertas públicas de adquisición sobre las acciones de la Sociedad, procesos de fusión u otras operaciones corporativas similares, no se llevarán a cabo transacciones sobre las mismas, salvo que lo contrario se prevea expresamente en el folleto de la operación de que se trate. Asimismo, la Sociedad se abstendrá de efectuar operaciones de autocartera durante los periodos cerrados a que se refiere el artículo 4.3.4 del presente RIC.

9.3.9. Modificación

En caso de urgente necesidad para la debida protección de los intereses del Grupo Telecinco y sus accionistas, el Consejero Delegado o la DCN podrán acordar temporalmente una modificación o la suspensión de la aplicación de

las normas anteriores, de lo que deberán informar al Consejo de Administración y a la CNMV.

9.4. *Planes de opciones*

Sin perjuicio de lo anterior, las reglas contenidas en los artículos 9.1 a 9.3 del presente Código no serán de aplicación respecto de las operaciones de adquisición de acciones propias de la Sociedad para su posterior transmisión a los beneficiarios de planes de opciones sobre las acciones de la Sociedad (*"Stock Option Plans"*) aprobados por el Consejo de Administración, ni a las demás operaciones sobre acciones propias que efectúe la Sociedad en el marco de un programa de recompra de acciones. Tales operaciones se realizarán atendiendo a las particulares características de este tipo de operaciones, en la forma y con las peculiaridades establecidas por el Consejo de Administración al aprobar dichos planes, que observarán las condiciones contenidas en las disposiciones de desarrollo de lo previsto en el artículo 81.4 de la LMV.

9.5. *Designación y funciones del Departamento encargado de la gestión de la autocartera*

Se designa al Departamento de Dirección General de Gestión como encargado de la gestión de la autocartera.

9.5.1. Compromiso especial de confidencialidad

Las personas que formen parte del Departamento de Dirección General de Gestión deberán asumir un compromiso especial de confidencialidad en relación con la estrategia y operaciones sobre autocartera.

9.5.2. Funciones

El Departamento estará encargado de:

(i) Gestionar la autocartera según los principios generales establecidos en el presente RIC y aquéllos que determinen los órganos de gobierno del Grupo Telecinco.

(ii) Vigilar la evolución de los valores del Grupo Telecinco, debiendo informar a la DCN de cualquier variación significativa en la cotización que, en términos razonables, no pueda ser atribuida a los movimientos del mercado.

(iii) Mantener un archivo de todas las operaciones ordenadas y realizadas para las operaciones de autocartera a disposición de la DCN y del Consejo de Administración o personas que éste designe.

(iv) Establecer las relaciones con las entidades supervisoras que sean necesarias para el adecuado desarrollo de lo establecido en este RIC.

(v) Elaborar un informe trimestral o, siempre que sea requerido para ello, sobre las actividades del departamento.

TELECINCO

(vi) Informar a la DCN de cualquier incidencia significativa que se produzca en la gestión de la autocartera.

Octavo.- Acuerdos significativos que dependan del cambio de control de la Sociedad.

No existe ningún acuerdo significativo que esté sujeto al cambio de control de la compañía.

Noveno.- Acuerdos de la Sociedad con sus cargos de administración y dirección que prevean indemnizaciones especiales.

A continuación se indican los únicos supuestos en los que existe un régimen indemnizatorio especial en el seno del Consejo de Administración o en el cuerpo directivo de la Compañía.

Cargo	Cláusula, Garantía o Blindaje
Director General	Extinción del contrato a instancia de la empresa (salvo despido procedente): (sustituyendo la indemnización legal que corresponda, salvo que ésta sea superior) Rescisión 24/04/02 a 31/12/07: 24 meses salario Rescisión 2008 a 2011: 18 meses salario Rescisión siguientes años: 12 meses de salario
Director General	Régimen indemnizatorio: a) Extinción por baja voluntaria: devengo por año: salario fijo año+bonus año/13,5, siendo la compensación total la suma de los años de trabajo. b) Despido procedente o improcedente: indemnización legal + indemnización punto a)
Director General	Extinción del contrato por causa imputable a la empresa ò bien suspensión, modificación o limitación por parte de la empresa de sus funciones, percibirá la mayor indemnización de las siguientes opciones: A) Indemnización que parte de 1.020.000 Euros, decreciendo mensualmente en 34.000 Euros, durante los 30 meses siguientes a la firma (30/01/2006) hasta quedar a cero. B) Indemnización igual a 12 meses de salario vigente.
Director General	Extinción del contrato a instancia de la empresa (salvo despido declarado procedente): · Años de servicio del periodo comprendido entre el 22/01/01 y el 31/12/04: 7 días de salario por año con el límite de 6 mensualidades, ó de 20 días de salario con el límite de doce mensualidades, dependiendo de la causa de rescisión. · Años de servicio desde el 01/12/05: 45 días de salario por año con el límite de 12 mensualidades. La base salarial para el cálculo estará constituida por el salario fijo más salario variable (con un mínimo de 30.000 Euros por este concepto).

12g3-2

2007 Full Year Results Presentation

Milan, 12th March 2008


MEDIASET

Fedele Confalonieri

Chairman



MEDIASET

MEDIASET GROUP | Consolidated Results

(Euro ml.)	2006	2007
Net Consolidated Revenues	3,747.6	4,082.1
EBIT	1,036.6	1,149.0
NET PROFIT	505.5	506.8
Dividend per Share (Euro)	0.43	0.43
Group Net Financial Position (31/12)	(568.3)	(1,208.8)

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2006	2007
Net Consolidated Revenues	2,751.5	3,002.1
EBIT	597.1	663.8
NET PROFIT	347.2	330.8

TELECINCO | P&L Results

(Euro ml.)	2006	2007
Net Consolidated Revenues	997.6	1,081.6
EBIT	439.6	485.2
NET PROFIT	314.3	353.1

Pier Silvio Berlusconi

Executive Vice Chairman



First Development Activity | FTA TV


core business

AUDIENCE 2007 | Mediaset Leadership on Commercial Target
(4-64 years)


MEDIASET
Rai
36.3
2007
MEDIASET
Rai
38.7
2006

Source: Auditel, 24 Hours, (% audience share)

AUDIENCE 2007 | Channel Ranking (24 Hours)

4-14 yrs		15-24 yrs		25-34 yrs		35- 44 yrs	
ITALIA1	**25.4**	**CANALE 5**	**24.9**	**CANALE 5**	**24.6**	**CANALE 5**	**23.8**
CANALE 5	**17.9**	**ITALIA1**	**22.7**	**ITALIA 1**	**15.9**	RAI1	16.1
RAI1	12.1	RAI1	13.1	RAI1	14.5	**ITALIA 1**	**15.0**
RAI 2	8.7	RAI 2	7.5	RAI 2	9.4	RAI2	10.3
RAI 3	5.7	RAI 3	5.0	RAI 3	6.6	RAI3	7.2
RETE 4	**3.6**	**RETE 4**	**4.7**	**RETE 4**	**6.4**	**RETE 4**	**6.8**
LA 7	1.2	LA 7	1.6	LA 7	2.4	LA 7	2.7
MEDIASET	**46.9**	**MEDIASET**	**52.3**	**MEDIASET**	**46.9**	**MEDIASET**	**45.6**
RAI	26.5	RAI	25.6	RAI	30.5	RAI	33.6

45-54 yrs		55-64 yrs		65+ yrs	
CANALE 5	**22.3**	RAI1	25.7	RAI1	31.8
RAI1	19.8	**CANALE 5**	**19.4**	**CANALE 5**	**17.4**
RAI2	10.9	RAI2	11.6	**RETE 4**	**12.3**
ITALIA 1	**10.6**	RAI3	11.1	RAI3	11.4
RAI3	9.1	**RETE 4**	**9.4**	RAI2	10.9
RETE 4	**8.1**	**ITALIA 1**	**7.1**	**ITALIA 1**	**4.3**
LA 7	3.5	LA 7	3.9	LA 7	3.2
MEDIASET	**41.0**	**MEDIASET**	**35.9**	**MEDIASET**	**34.0**
RAI	39.8	RAI	48.4	RAI	54.1

Source: Auditel, 24 Hours, (% audience share)

AUDIENCE 2007 | Sky Italia Bouquet

0.47%

First 40 Channels: 5.56 % Audience Share


Fox Crime
Sky Sport 1
Sky Cinema 1
Fox Life
Fox
Disney Channel
Playhouse Disney
Sky Cinema 2
Sky Cinema 3
Sky Cinema Max
Sky Cinema 16:9
Sky Vivo
FX
Sky Cinema Mania
Disney Channel +1
Sky Calcio 1
Sky TG24
RaiSat Premium
Sky Sport 2
Fox Crime +1
Sky Cinema Classics
Discovery Real Time
RaiSat Extra
Sky Super Calcio
Rai Sport Satellite
Sky Sport 3
Rai Gulp
RaiSat Cinema
Fox +1
Fox Life +1
Discovery Channel
RaiSat Yoyo
RaiSat Smash
National Geographic Channel
RaiSat Gambero Rosso
Sky Calcio 2
Cult
History Channel
NatGeo Wild
National Geographic Channel +1
Discovery Science

Source: Auditel, Individuals, 24 Hours, from April 2007 (% audience share)

AUDIENCE 2007 | Advertising Spot Audience

Sky Italia Bouquet


Ø
0-30,000
48.7%
40.7%
>30,000

Total 48,103 breaks on 86 Channels

Canale 5 Advertising Spot Audience: 2.036.000

Source: Auditel, 24 Hours, Individuals - December 2007

MEDIASET 2007 | Total FTA TV Cost trend



2007
- 0.8%
Including non-recurring item
0.4%
1.8%
MEDIASET
Inflation (*)



2001-2008E CAGR
1.9%
2.3%
MEDIASET
Inflation (*)

Total TV Costs = Personnel Costs + TV Operating Costs + TV Rights D&A+ Other D&A

(*) Source: ISTAT 2007

Second Development Activity | Content


core business
endemol
International content

ENDEMOL | 2007 Results and First Hints on 2008

(Euro ml.)	FY 2007
NET REVENUES	1,256.3
EBITDA	233.9
EBIT	207.3
NET PROFIT	172.8

Jan. 2008 vs. Jan. 2007 (*)


8.9%
5.1%
NET REVENUES
EBITDA

(*) not audited

Second Development Activity | Content


Italian content
taoduefilm
MEDUSA
core business
endemol
International content

MEDUSA | 2007 Results

(Euro ml.)	2006	2007	%
NET REVENUES	195.5	**241.2**	**+23.4%**
EBIT	16.9	**21.9**	**+29.7%**
NET PROFIT	6.8	**12.7**	**+86.5%**

MEDUSA | The Italian Movie Industry Leader

2007 Box Office


MEDUSA
17.3%
WARNER
UNIVERSAL
20TH CENTURY FOX
01 DISTRIBUTION
DISNEY
FILMAURO
SONY
EAGLE

Source: Cinetel, 2007 market share (%)

TAODUE | Leader in Italian Fiction

Prime Time, 15-64 years
Autumn - Spring 2006 and 2007



Channel Average
20.7%
Rai Uno
Fiction
taoduefilm

Source: Auditel

MEDUSA - TAODUE | Joining Forces

Underway

- Enrichment of the library for various means of exploitation
- Possibility for foreign expansion
- Total flexibility to use exploitation windows for Tao2-Medusa products

In the Short Term

- Control over main talent (actors, directors, screen writers)
- Experimentation with new types and uses of production:
  - Spin-off of films to produce fiction;
  - Spin-off of successfull fiction to produce films.
- Central control of production costs and management

Third Development Activity | Pay TV



Pay TV offer
PREMIUM
Italian content
taoduefilm
MEDUSA
core business
PREMIUM
GALLERY
PREMIUM
CALCIO
PREMIUM
EXTRA
endemol
International content
DVB H

Italian Pay TV market | Growth estimates

Source	2010E (Euro mil.)	CAGR (2007E-2010E)
PricewaterhouseCoopers LLP,Wilkofsky Gruen Associates *June 2007 (1 USD = 0.797 Euro)*	4,647	24.3%
E-media, UPA *January 2008*	3,400	17.4%
Informa Telecoms and Media "Western Europe TV" *September 2007 (1 USD = 0.80 Euro)*	3,007	14.7%

PREMIUM GALLERY

Live from January 19, 2008

Young Families

Young Women

Young Men

- ARPU growth
- Higher Operating Leverage
- Cost Synergies with FTA TV
- Improve Mediaset Multiplatform Strategy


Full Integrated TV Company
Pay TV offer
PREMIUM
Italian content
taoduefilm
MEDUSA
core business
PREMIUM GALLERY
PREMIUM CALCIO
PREMIUM EXTRA
endemol
International content
DVB-H

2001 - 2007 | Mediaset Revenue Evolution

2001	2007
Total Revenues: 2,351.1 ml Euro	Total Revenues: 3,002.1 ml Euro



Other Revenues: 4.9%
+27.7%
Other
Revenues
17.1%
(513 ml Euro)

MEDIASET GROUP | 2007 P&L Highlights

(Euro ml.)	2006	2007	%
NET REVENUES	3,747.6	4,082.1	+8.9%
OPERATING PROFIT	1,036.6	1,149.0	+10.8%
NET PROFIT	505.5	506.8	+0.3%

Giuliano Adreani

CEO



MEDIASET | 2007 Advertising Revenues Trend by Quarter


Q1
-7.3%

MEDIASET | 2007 Advertising Revenues Trend by Quarter


Q1
Q2 + Q3
-7.3%
-0.6%

MEDIASET | 2007 Advertising Revenues Trend by Quarter


+11.8%
Q1
Q2 + Q3
Q4
-0.6%
-7.3%

MEDIASET | 2007 Advertising Revenues Trend by Quarter


+11.8%
Q1
Q2 + Q3
-0.6%
Q4
-7.3%

+5.4%
Q4 Total market advertising trend
(excluding Mediaset)

MEDIASET | 2007 4Q Advertising Performance

Average revenue per spot	+ 7.3%
Top 10 advertisers revenue trend	+16.6%

MEDIASET | 2007 Trend by Sector

	2007 vs. 2006
AUTOMOTIVE	2.1%
FOOD + BEVERAGE	-2.3%
NON FOOD	0%
FINANCE	16.5%
TELECOM	6.7%
MEDIA/PUBLISHING	-10.9%

MEDIASET | 2007 Customer Base

New Clients	308
Increase over 2006	20
Revenues from new clients	79.3 ml

MEDIASET | 2007 Advertising Revenues



+1.1%
2,850.0
2,880.6
(Euro ml.)
2006
2007

2007 Consumption Trend by Quarter

Consumer Goods Consumption, Volumes vs. 2006


0.6%
Q1
0.4%
Q2
Q3
-0.2%
0.4%
Q4

Source: Confcommercio

MEDIASET | Latest trend by sector

	4Q 2007	Jan-Feb 2008
FOOD	7.1%	4.6%
PERSONAL PRODUCTS	10.1%	23.5%
PHARMACEUTICAL	4.8%	3.4%
TELECOM	12.0%	38.1%
RETAIL	13.7%	9.4%
CLOTHING	38.2%	82.4%

MEDIASET | First Hints on 2008


+5.0%
452.4
430.9
(Euro ml.)
Jan - Feb 2007
Jan - Feb 2008

Marco Giordani

CFO



MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	2006	2007	%
Net Consolidated Revenues	3,747.6	4,082.1	+8.9%
EBITDA	1,920.9	2,166.0	+12.8%
EBIT	1,036.6	1,149.0	+10.8%
Group Net Profit	505.5	506.8	+0.3%

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	2007 Consolidated	2007 Mediaset	2007 Telecinco	Consolidation Effects
Net Consolidated Revenues	4,082.1	3,002.1	1,081.6	(1.6)
EBITDA	2,166.0	1,487.3	678.7	-
EBIT	1,149.0	663.8	485.2	-

MEDIASET

2007 RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2006	2007
Net Consolidated Revenues	**2,751.5**	**3,002.1**
Personnel Costs	(373.1)	(377.6)*
Other Operating Costs	(1,066.5)	1,137.2
EBITDA	**1,311.9**	**1,487.3**
Rights Amortisation	(602.5)	(688.9)
Other Amortisation & Depreciation	(113.8)	(134.6)
Operating Profit	**595.7**	**663.8**
Gain (Losses) from Equity disinvest.	1.4	-
EBIT	**597.1**	**663.8**
Financial Income (Losses)	(30.2)	(56.2)
Associates	2.3	0.4
Pre-Tax Profit	**569.1**	**608.0**
Taxes	(221.7)	(276.9)
Tax rate	*39.0%*	*45.5%*
NET PROFIT	**347.2**	**330.8**

* Including € 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Operating Profit	*Margins*
FTA TV	2,535.5	704.2	*27.8%*
Network Operator	187.3	7.3	*3.9%*
Pay TV	225.9	(39.5)	*n.a.*
Other Activities	210.9	(7.0)	*n.a.*
Intra-company eliminations	(157.5)	-	
Adjustments	-	(1.2)	
TOTAL	3,002.1	663.8	*22.1%*

MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2006	2007
Total Net TV Revenues	**2,500.5**	**2,535.5**
TV Advertising Revenues	2,850.0	2,880.6
Multichannel Adv. Revenues	6.5	6.0
Commissions	(425.4)	(429.2)
Other TV Revenues	69.3	78.0
Total TV Costs	**(1,846.1)**	**(1,831.3)**
Personnel	(318.9)	(317.6)*
TV Operating Costs	(811.9)	(796.6)
TV Rights Amortisations	(578.7)	(575.6)
Other A&D	(57.1)	(60.0)
Net Intra-company Items	*(79.5)*	*(81.4)*
FTA TV Operating Profit	**654.4**	**704.2**
margin	*26.2%*	*27.8%*

* Including € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	2006	2007
Total Net Revenues	**151.2**	**187.3**
3° Party DVB-T/DVB-H Revenues	30.3	63.5
Other Revenues	7.4	5.4
Net intra-company Items	*113.4*	*118.4*
Total Costs	**(172.6)**	**(180.0)**
Personnel	(32.6)	(32.7) *
Other Operating Costs	(92.9)	(86.8)
Other Amortisation & Depreciation	(47.1)	(60.5)
Network Operator Operating Profit	**(21.4)**	**7.3**

* Including € 1.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	2006	2007
Total Net PPV Revenues	**107.8**	**225.9**
PPV Revenues	84.2	124.6
Advertising Revenues	5.7	8.1
Other Revenues	18.7	94.3
Commissions	(0.8)	(1.1)
Total PPV Costs	**(128.5)**	**(265.3)**
Personnel	(2.4)	(3.2) *
Other Operating Costs	(70.5)	(123.2)
Rights Amortisations and Other *D&A*	(25.9)	(107.9)
Net intra-company items	*(29.6)*	*(31.1)*
PPV Operating Profit	**(20.7)**	**(39.5)**

* Including € 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

Mediaset Premium | Active Clients


2,420,000
2,067,000
1,853,000
1,560,000
2007-08 Season
2006-07 Season
July
August
September
October
November
December
January
February
5 March

Source: Company data, until 5 March 2008

Mediaset Premium | Gross Addiction

From January 19, 2008

- **6,250** Average Gross Addiction per Day
  (vs. **2,410** previous year)

1 January 2008 19 January 2008 5 March 2008

Source: Company data, until 5 March 2008

Mediaset Premium | the "Premium Gallery" Effect

Recharge value (from January 19th to March 5th 2008) vs. same period last year


190
Index 100
2006
2007

Source: Company data, until 5 March 2008

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	2006	2007
Total Net Revenues	**105.4**	**210.9**
Medusa *(only 2H 2007)*	0.0	121.8
Multimedia	20.9	20.3
Mediashopping	31.8	31.5
Other Non-TV Revenues	52.7	37.4
Total Costs	**(122.0)**	**(217.9)**
Personnel	(18.5)	(23.9)*
Other Operating Cost	(91.7)	(130.8)
Right Amortisations	(0.0)	(47.9)
Other Amortisations & Depreciations	(7.5)	(8.2)
Net Intra-company Items	*(4.2)*	*(7.2)*
Other Activities Operating Profit	**(16.6)**	**(7.0)**

* Including € 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund *(TFR)*, *as of* 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Investments

(Euro ml.)

	2006	2007
TV rights and cinema	581.0	617.3 *
PPV rights	295.1	48.6
DTT	303.7	34.5
Technical & immaterial	67.9	67.5
Option rights	73.8	0
Total Investments	**1,321.6**	**768.0**

* Including € 54.53 ml. Medusa TV Rights investment

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	2006	2007
Initial Net Financial Position	**(713.8)**	**(964.4)**
Free Cash Flow from Core Activities	**46.7**	**299.6**
- Cash Flow from Operations	1,087.3	1,161.1
- Investments	(1,321.6)	(768.0)
- Disinvestments	30.9	4.1
- Change in Net Working Capital (CNWC)	250.1	(97.6)
Equity (Investments)/Disinvest.	49.4	(64.4)
Free Cash Flow	**96.1**	**235.2**
Cashed-in Dividends from Tele5/Others	127.0	160.9
Dividends	(489.3)	(488.8)
Change in equity (incl. Buyback Program)	15.5	(2.8)
Change in consolidation area	-	(162.1)
Total Net Cash Flow	**(250.6)**	**(257.6)**
Final Net Financial Position	**(964.4)**	**(1,222.0)**
Final GROUP Net Financial Position	**(568.3)**	**(1,208.8)**

MEDIASET | Dividend and FCF


(Euro ml.)
370,5
216,2
255
283,2
123,9
247,8
219,8
247,4
282,9
271,3
466,9
448,8
478,6
489,3
517,6
488,8
471,8
488,8
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Dividend
FCF (*)

(*) FCF excluding participation investment and "one-off cash event"
2006 and 2007 include T5 dividend

MEDIASET

MEDIASET GROUP | Back up Slides

MEDIASET GROUP | Leading Indicators

	2000	2001	2002	2003	2004	2005	2006	2007
Ebit Margin (ROS)* (%)	29.3%	25.0%	24.1%	26.8%	30.3%	30.2%	27.7%	28.1%
Net Profit (Euro ml.)	423.5	248.4	362.0	369.7	549.6	603.4	505.5	506.8
Free Cash Flow** (Euro ml.)	255.0	123.9	219.8	282.9	466.9	198.2	46.7	299.6
Earnings per Share (Euro)	0.36	0.21	0.31	0.31	0.47	0.51	0.44	0.44
Dividend per Share (Euro)	0.24	0.21	0.21	0.23	0.38	0.43	0.43	0.43****
Distributed Dividend (Euro ml.)	283.2	247.8	247.4	271.3	448.8	489.3	488.8	489.5 ****
Pay-out Ratio (%)	67%	67%***	68%	73%	81%	81%	97%	97%

From 2004 IFRS/IAS
(*): Italian Business
(**) Italian Business, excluding Associates Investments and Tele5 Dividend
(***): excluding Kirch Media extraordinary provisions
(****): to be approved by AGM, 16th April 2008; Buyback Shares are not eligible to receive Dividends

MEDIASET GROUP | Consolidated Cash Flow

(Euro ml.)	2006	2007
Net Financial Position	**(358.0)**	**(568.3)**
Free Cash Flow	**363.6**	**666.0**
- Cash Flow from Operations	1,588.4	1,730.9
- Investments	(1,466.5)	(953.2)
- Disinvestments	32.9	10.5
- Change in Net Working Capital (CNWC)	208.8	(122.2)
Treasury Shares	16.8	(33.4)
Equity (Investments)/Disinvest.	38.8	(468.9)
Dividends (paid and received)	(629.5)	(640.9)
Change in consolidation area	0.0	(163.3)
Total Net Cash Flow	**(210.3)**	**(640.5)**
Net Financial Position 31/12	**(568.3)**	**(1,208.8)**

MEDIASET GROUP | Consolidated Balance Sheet

(Euro ml.)	2006	2007
Television Rights	**2,388.2**	**2,351.5**
Goodwill and consolidation differences	368.7	394.5
Other tangible and intangible assets	1,085.2	1,070.8
Financial assets	95.4	554.8
Networking capital & other assets/liabilities	(305.6)	(202.2)
Severance indemnity reserve	(130.3)	(102.2)
Net Invested Capital	**3,501.7**	**4,067.2**
Group shareholders' equity	2,634.1	2,557.7
Minority interests	299.2	300.7
Net assets	**2,933.3**	**2,858.4**
Net financial position	**(568.3)**	**(1,208.8)**

TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO | P&L Results

(Euro ml.)	2006	2007
Net Consolidated Revenues	**997.6**	**1081.6**
Personnel Costs	(79.5)	(84.9)
Other Operating Costs	(309.1)	(318.1)
EBITDA	**609.0**	**678.7**
Amortisation & Depreciation	(169.4)	(193.5)
EBIT	**439.6**	**485.2**
Pre-Tax Profit	**450.6**	**487.4**
NET PROFIT	**314.3**	**353.1**

TELECINCO | Investments

(Euro ml.)


144.9 ml Euro
185.2 ml Euro
9.9
135.0
2006
11.5
173.7
2007
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement

(Euro ml.)	2006	2007
Initial Net Financial Position	**355.8**	**396.1**
Free Cash Flow	**366.2**	**369.8**
Cash Flow from Operations	498.7	569.7
Net Investments	(144.9)	(185.3)
Change in Net Working Capital (CNWC)	(17.6)	(14.6)
Change in equity	3.9	24.7
Equity (Investments)/Disinvest.	(10.6)	(464.5)
Cashed in Dividends	1.2	1.2
Dividends	(290.3)	(314.2)
Total Net Cash Flow	**40.3**	**(383.0)**
Final Net Financial Position	**396.1**	**13.2**

END

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email:
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this document corresponds to that contained in the company's books..